Form 10-K405, Exhibit 13
period 1995-12-31
CENTENNIAL BANCORP
filed 1996-03-28
CIK 702430

Centennial Bancorp is a bank holding company, which provides commercial and consumer banking services through its subsidiary Centennial Bank, and residential mortgage brokering services through its subsidiary Centennial Mortgage Co.


SELECTED FINANCIAL DATA

The following table sets forth selected financial data of Centennial Bancorp for the years indicated (in thousands of dollars, except per share amounts). All data in this Annual Report to Shareholders has been restated to give retroactive effect to the 1994 merger with CG Bancorp. In addition, all share and per share information has been restated to give retroactive effect to a stock split declared in January 1996, and for various stock splits and stock dividends declared in years prior to 1996.



                                                 1995             1994              1993             1992             1991
                                              --------         --------          --------         --------          ------


Interest income                               $ 25,274         $ 19,474          $ 14,849         $ 13,319         $ 13,124
Interest expense                                 9,004            5,172             4,102            4,658            5,645
                                              --------         --------          --------         --------         --------
Net interest income                             16,270           14,302            10,747            8,661            7,479
Loan loss provision                                350              316               310              256              235
Net income                                       4,551            3,502             2,763            2,005            1,811
Total assets                                   317,464          257,326           220,760          181,617          161,155
Total deposits                                 267,880          216,320           192,112          156,119          144,823
Short-term borrowings                           11,419           11,840               300            1,700            2,300
Long-term debt                                   9,200            9,200             6,989            6,354              500
Shareholders' equity                            26,390           19,205            17,420           14,517           12,521

Earnings per share:
     Primary                                  $    .95         $    .74          $    .59         $    .43         $    .39
     Fully diluted                                 .88              .71               .59              .43              .39



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


The Board of Directors and Shareholders of
Centennial Bancorp:


We have audited the accompanying consolidated balance sheets of Centennial Bancorp and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial Bancorp and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                COOPERS & LYBRAND L.L.P.

Eugene, Oregon
February 1, 1996



                                                CONSOLIDATED BALANCE SHEETS

December 31,                                                                            1995                       1994
                                                                                   -------------              ------------

Assets Cash and cash equivalents:
     Cash and due from banks                                                       $ 21,991,459               $ 19,783,038
     Interest-bearing deposits
     with banks                                                                       6,000,000                  5,575,000
     Federal funds sold                                                               8,730,000                         --
                                                                                   ------------               ------------
           Total cash and cash
      equivalents                                                                    36,721,459                 25,358,038
Available-for-sale securities                                                        76,964,342                 58,794,836
Loans                                                                               186,517,192                160,136,068
Reserve for loan losses                                                              (1,928,372)                (1,700,130)
                                                                                   ------------               ------------
     Loans, net                                                                     184,588,820                158,435,938
Loans held for sale                                                                   4,573,095                  1,874,728
Premises and equipment, net                                                           9,214,564                  6,763,983
Other asset                                                                           5,401,435                  6,098,831
                                                                                   ------------               ------------
           Total assets                                                            $317,463,715               $257,326,354
                                                                                   ============               ============

Liabilities and Shareholders'
   Equity
Liabilities:
Deposits:
     Demand                                                                        $ 70,578,820               $ 63,699,442
     Interest-bearing demand                                                         98,600,873                 79,942,836
     Savings                                                                         13,743,140                 15,888,076
     Time                                                                            84,957,459                 56,789,446
                                                                                   ------------               ------------
           Total deposits                                                           267,880,292                216,319,800
Short-term borrowings:
     Securities sold under
    agreement to repurchase                                                           3,419,123                  2,839,608
     Advances from Federal Home
    Loan Bank ("FHLB")                                                                8,000,000                  9,000,000
                                                                                   ------------               ------------
           Total short-term borrowings                                               11,419,123                 11,839,608
Accrued interest and other
 liabilities                                                                          2,574,240                    761,615
Long-term debt                                                                        9,200,000                  9,200,000
                                                                                   ------------               ------------
           Total liabilities                                                        291,073,655                238,121,023
Commitments and contingencies
 (Notes 10 and 11) Shareholders' Equity:
Preferred stock                                                                              --                         --
Common stock, $2.00 par
 value; 10,000,000 shares
 authorized, 4,651,130 issued
 (3,974,225 at December 31, 1994)                                                     9,302,260                  7,948,450
Additional paid-in capital                                                            5,829,404                  7,067,963
Retained earnings                                                                    10,657,696                  6,106,378
Unrealized gains (losses)
 on securities available-
 for-sale, net of deferred
 income taxes                                                                           600,700                 (1,917,460)
                                                                                   ------------               ------------
           Total shareholders' equity                                                26,390,060                 19,205,331
                                                                                   ------------               ------------
           Total liabilities and
           shareholders' equity                                                    $317,463,715               $257,326,354
                                                                                   ============               ============



The accompanying notes are an integral part of these financial statements.




                                                   CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31,                                                  1995                 1994                 1993
                                                                      -----------          -----------          --------

Interest income:
Loans                                                                 $20,908,425          $16,003,263          $12,091,667
Securities:
     Taxable                                                            2,403,376            1,926,971            1,263,886
     Exempt from Federal
   income taxes                                                         1,037,272            1,092,525            1,080,958
Dividends on FHLB stock                                                   255,704              210,771              181,445
Deposits with banks                                                       352,229              109,755              117,857
Federal funds sold                                                        317,162              130,772              112,712
                                                                      -----------          -----------          -----------
     Total interest income                                             25,274,168           19,474,057           14,848,525
Interest expense:
Deposits:
     Savings and interest-
  bearing demand                                                        3,352,248            2,333,354            2,177,423
     Time                                                               4,145,754            2,106,197            1,610,780
Long-term debt                                                            644,970              558,738              275,118
Short-term borrowings                                                     861,484              174,131               38,358
                                                                      -----------          -----------          -----------
     Total interest expense                                             9,004,456            5,172,420            4,101,679
                                                                      -----------          -----------          -----------

Net interest income                                                    16,269,712           14,301,637           10,746,846
Loan loss provision                                                       350,000              315,500              310,000
                                                                      -----------          -----------          -----------
Net interest income
  after loan loss provision                                            15,919,712           13,986,137           10,436,846
Noninterest income:
Service charges                                                           904,813              848,860              792,219
Loan servicing fees                                                       329,712              520,633              241,426
Other                                                                     572,929              814,751              415,032
Gains on sales of loans                                                   404,027              575,266              659,270
Gains on sales of securities                                               65,895              103,167              414,846
                                                                      -----------          -----------          -----------
     Total noninterest income                                           2,277,376            2,862,677            2,522,793

Noninterest expense                                                    11,503,970           11,809,835            8,983,912
                                                                      -----------          -----------          -----------

Income before income taxes                                              6,693,118            5,038,979            3,975,727

Provision for income taxes                                              2,141,800            1,537,400            1,212,688
                                                                      -----------          -----------          -----------

Net income                                                            $ 4,551,318          $ 3,501,579          $ 2,763,039
                                                                      ===========          ===========          ===========


Earnings per share:
     Primary                                                          $       .95          $       .74          $       .59
                                                                      ===========          ===========          ===========
     Fully diluted                                                    $       .88          $       .71          $       .59
                                                                      ===========          ===========          ===========

Weighted average shares outstanding:
     Primary                                                            4,796,285            4,751,256            4,710,545
     Fully diluted                                                      5,688,883            5,357,734            4,710,545


The accompanying notes are an integral part of these financial statement.



                                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                                             Net
                                                        Common Stock                                     Unrealized
                                                -----------------------     Additional                     Gains          Total
                                                  Number                       Paid in       Retained    (Losses)on   Shareholders'
                                                of Shares      Amount          Capital       Earnings    Securities       Equity
                                                ---------     ---------     -----------     -----------  ----------   --------------


Balances, January 1, 1993                       2,872,435    $5,744,870     $7,521,152     $1,251,308                   $14,517,330

5% stock dividend                                 135,264       270,528      1,099,020     (1,369,548)                           --
Stock options exercised                           127,576       255,152       (109,402)            --                       145,750
Effect of stock split (10%)                       288,205       576,410       (576,410)            --                            --
Net unrealized gain, net of
    deferred income taxes                              --            --             --             --   $    33,775          33,775
Cash dividend                                          --            --             --        (40,000)           --         (40,000)
Net income                                             --            --             --      2,763,039            --       2,763,039
                                                ---------    ----------     ----------     ----------   -----------     -----------
Balances, December 31, 1993                     3,423,480     6,846,960      7,934,360      2,604,799        33,775      17,419,894

Effect of stock split (5%)                        159,486       318,972       (318,972)            --            --              --
Stock options exercised                            29,966        59,932        (28,579)            --            --          31,353
Tax benefit of stock options
  exercised                                            --            --        203,740             --            --         203,740
Effect of stock split (10%)                       361,293       722,586       (722,586)            --            --              --
Net unrealized loss, net of
    deferred income taxes                              --            --             --             --    (1,951,235)     (1,951,235)
Net income                                             --            --             --      3,501,579            --       3,501,579
                                                ---------    ----------     ----------     ----------     ---------     -----------
Balances, December 31, 1994                     3,974,225     7,948,450      7,067,963      6,106,378    (1,917,460)     19,205,331

Effect of stock split (5%)                        200,950       401,900       (401,900)            --            --              --
Stock options exercised                            53,125       106,250        (19,333)            --            --          86,917
Tax benefit of stock options
    exercised                                          --            --         28,334             --            --          28,334
Effect of stock split (10%)                       422,830       845,660       (845,660)            --            --              --
Net unrealized gain, net of
    deferred income taxes                              --            --             --             --     2,518,160       2,518,160
Net income                                             --            --             --      4,551,318            --       4,551,318
                                                ---------    ----------     ----------     ----------    ----------     -----------
Balances, December 31, 1995                     4,651,130    $9,302,260     $5,829,404    $10,657,696    $  600,700     $26,390,060
                                                =========    ==========     ==========    ===========    ==========     ===========





                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     Increase (Decrease) in Cash and Cash Equivalents


Years ended December 31,                                                 1995                 1994                 1993
                                                                     -----------          -----------          --------

Cash flows from operating activities:
Net income                                                           $ 4,551,318          $ 3,501,579          $ 2,763,039
Adjustments to reconcile
  net income to net cash
  provided by (used in)
  operating activities:
     Gains on sales of securities,
      loans and other real estate
      owned                                                             (469,922)            (771,673)          (1,074,116)
     Stock dividends on FHLB stock                                      (255,704)            (210,771)            (181,445)
     Loan loss provision                                                 350,000              315,500              310,000
     Deferred income taxes                                               (41,473)             881,509             (584,504)
     Depreciation and amortization                                       978,755            1,000,682              603,805
     Originations of loans for sale                                  (30,039,215)         (20,664,772)         (44,477,872)
     Proceeds from sale of loans                                      27,744,875           23,116,819           44,208,056
     Changes in assets and liabilities:
           Accrued interest receivable                                  (709,087)            (590,223)             (90,366)
           Other assets                                                 (220,380)              79,700              147,213
           Other liabilities                                           1,771,352           (2,866,470)           1,021,802
                                                                     -----------          -----------          -----------
     Net cash provided by
           operating activities                                        3,660,519            3,791,880            2,645,612
                                                                     -----------          -----------          -----------
Cash flows from investing activities:
Available-for-sale securities:
           Maturities                                                 10,405,612            7,268,938                   --
           Purchases                                                 (30,410,092)         (13,032,648)                  --
           Proceeds from sales                                         6,165,340            6,782,417                   --
Held-to-maturity securities:
           Maturities                                                         --            1,849,622                   --
           Purchases                                                          --           (6,542,956)                  --
Investment securities:
     Purchases     --                                                         --          (43,799,912)
     Maturities                                                               --                   --            5,975,663
     Proceeds from sales                                                      --                   --           25,596,114
Net increase in loans                                                (26,502,882)         (36,100,972)         (29,353,425)
Purchases of premises and equipment                                   (3,387,116)          (1,486,405)          (2,038,998)
Sales of premises and equipment                                           49,985               18,600                   --
Purchase of Harding Fletcher Co.                                              --                   --             (400,000)
Sale of Harding Fletcher Co.                                             155,131                   --                   --
                                                                     -----------          -----------          -----------
     Net cash used in investing
   activities                                                        (43,524,022)         (41,243,404)         (44,020,558)
                                                                     -----------          -----------          -----------
Cash flows from financing activities:
Net increase in deposits                                              51,560,492           24,207,857           35,993,688
Cash dividend payments                                                        --                   --              (40,000)
Net increase in short-term
  borrowings                                                             579,515            2,539,608                   --
Notes payable and advances, FHLB:
     Proceeds                                                          8,000,000            9,000,000                   --
     Payments                                                         (9,000,000)                  --           (1,400,000)
Proceeds from long-term debt                                                  --            9,200,000              800,000
Payments on long-term debt                                                    --           (6,989,261)            (164,793)
Proceeds from exercise of
      stock options                                                       86,917               31,353              145,750
                                                                     -----------          -----------          -----------
     Net cash provided by financing
           activities                                                 51,226,924           37,989,557           35,334,645
                                                                     -----------          -----------          -----------
Net increase (decrease) in cash and
     cash equivalents                                                 11,363,421              538,033           (6,040,301)
Cash and cash equivalents at
     beginning of year                                                25,358,038           24,820,005           30,860,306
                                                                     -----------          -----------          -----------
Cash and cash equivalents
   at end of year                                                    $36,721,459          $25,358,038          $24,820,005
                                                                     ===========          ===========          ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Purchase of Harding Fletcher Co.:
     Furniture and equipment                                         $        --           $        --          $   40,000
     Loan servicing rights                                                    --                    --             270,000
     Excess of cost over fair value
           of assets acquired                                                 --                    --              90,000
                                                                     -----------           -----------          ----------
                                                                     $        --           $        --          $  400,000
                                                                     ===========           ===========          ==========

Sale of Harding Fletcher Co.:
     Cash received at closing                                        $   150,000           $        --          $       --
     Proration of expenses                                                 5,131                    --                  --
                                                                     -----------           -----------          ----------
                                                                     $   155,131           $        --          $       --
                                                                     ===========           ===========          ==========

Noncash investing and financing activities:
     Change in net unrealized gains
   (losses) on securities
    available-for-sale,
       net of deferred income tax
       liability (benefit)                                           $ 2,518,160          $(1,951,235)          $   33,775
     Transfer of held-to-maturity
       securities to available-for
       sale securities                                                        --           40,681,546                  --
     Transfer of premises to other
    assets-held for sale                                                      --                   --            1,235,097
Cash paid during the year for:
     Interest on deposits and
       other borrowings                                                8,708,000             4,975,000           4,076,000
     Income taxes                                                      1,565,000             2,412,000           1,375,000


The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1995

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Centennial Bancorp ("Bancorp"), a bank holding company, and its wholly-owned subsidiaries, Centennial Bank (the "Bank"), Centennial Mortgage Co. ("Centennial Mortgage"), and Harding Fletcher Co. ("Harding Fletcher"). The Bank provides commercial financing, banking and other services. Centennial Mortgage provides residential mortgage brokering services. All significant intercompany balances and transactions have been eliminated in consolidation. Results of operations of entities acquired in purchase transactions are included in the consolidated financial statements from the date of acquisition.

DIVESTITURE

In August 1995, Bancorp sold substantially all the assets of its Harding Fletcher subsidiary for $746,000 in cash and assets, recognizing a pretax gain of approximately $64,000. Harding Fletcher provided commercial mortgage banking services and loan servicing. Exclusive of the gain recognized, this transaction did not have a significant impact on Bancorp's operating results.

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and prevailing practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and revenues and expenses for the period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

Bancorp is required to maintain an average reserve balance with the Federal Reserve Bank, or maintain such reserve balance in the form of cash. The amount of this reserve balance required at December 31, 1995 was approximately $5,282,000, which was met by holding approximately $2,133,000 in the form of cash and by depositing approximately $3,149,000 with the Federal Reserve Bank.

SECURITIES

In 1993, Bancorp adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires that investments in securities be classified by management as held-to-maturity, available-for-sale, or trading securities. Management determines the appropriate classification of securities at the time of purchase.

Investments in debt securities classified as held-to-maturity are acquired with the intent and ability to hold to maturity, are stated at cost, and are adjusted for amortization of discounts and accretion of premiums. As a result of a sale during 1994 of $4,889,700 of securities classified as held-to-maturity for reasons other than those permitted by SFAS 115, Bancorp has classified all securities as available-for-sale.

Securities classified as available-for-sale are to be held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. At December 31, 1995 and 1994, securities classified as available-for-sale are carried at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity.

Securities classified as trading are to be carried at fair value, with the unrealized gains and losses included in earnings. During 1995 and 1994, Bancorp had no securities classified as trading securities.

Interest income on debt securities is included in income using the level yield method. Gains and losses on sales of securities are recognized on a specific identification basis.

LOANS AND LOANS HELD FOR SALE

Loans held for investment are stated at the amount of unpaid principal adjusted for any deferred loan origination fees and costs. Bancorp has both the ability and intent to hold such loans for the foreseeable future or until maturity. Certain loans are held for sale and are carried at the lower of cost or market. Market value for loans held for sale is separately determined using the aggregate loan basis for both residential and commercial loans.

Interest income is accrued daily on the outstanding loan balances using the simple interest method. The accrual of interest on loans is discontinued when, in management's judgment, the future collectibility of interest or principal is in doubt.

Loan origination and commitment fees, net of certain loan origination costs, are generally recognized over the life of the related loan as an adjustment of yield.

RESERVE FOR LOAN LOSSES

Bancorp adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," on January 1, 1995. Under the new Standard, a loan is considered impaired based on current information and events if it is probable that Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral- dependent loans are measured for impairment based on the fair value of the collateral.

The adequacy of the reserve for loan losses is periodically evaluated by Bancorp in order to maintain the reserve at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the reserve is based on a review of Bancorp's historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies and charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered.

The reserve for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the reserve due to changes in the measurement of impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the reserve and subsequent recoveries, if any, are credited to the reserve.

INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well- collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less that 90 days may also be classified as nonaccrual if full repayment of principal or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonable assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the reserve for loan losses until prior charge-offs have been fully recovered.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Capital leases are included in premises and equipment at the capitalized amount less accumulated amortization. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 30 to 40 years for buildings, 3 to 10 years for furniture and equipment, and up to the lease term for leasehold improvements.

OTHER REAL ESTATE OWNED

Other real estate owned, acquired through foreclosure or deed in lieu of foreclosure, is carried at the lower of cost or fair market value at the time of foreclosure. When the property is acquired, any excess of the loan balance over fair value of the property is charged to the reserve for loan losses. Subsequently, the property is valued at the lower of its carrying amount or net realizable value. Write-downs to net realizable value, if any, rental income, and disposition gains and losses are included in noninterest expense.

Other real estate owned at December 31, 1994 has been included in other assets in the consolidated balance sheets. Bancorp did not hold any other real estate owned at December 31, 1995.

DEBT ISSUANCE COSTS

Costs associated with the issuance of Convertible Debentures are deferred and amortized using the effective interest method. Debt issuance costs are included in other assets.

INTANGIBLE ASSETS

During 1982, Bancorp acquired Centennial Bank in a transaction accounted for as a purchase. The resulting excess ($1,715,751) of purchase cost over the estimated fair value of net assets acquired is being amortized on the straight-line method over 20 years. Accumulated amortization at December 31, 1995 and 1994 was $1,176,133 and $1,090,345, respectively.

When factors indicate goodwill should be evaluated for possible impairment, Bancorp uses an estimate of the related business undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable. At December 31, 1995 and 1994, management estimates that all goodwill is recoverable.

INCOME TAXES

Bancorp files consolidated federal and State of Oregon income tax returns. Subsidiaries of Bancorp are allocated a share of the consolidated income tax provision by use of the separate return method. Bancorp uses an asset and liability approach for financial accounting and reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

EARNINGS PER COMMON SHARE

Primary earnings per common share is calculated by dividing net income by the weighted average shares outstanding. Weighted average shares outstanding consist of common shares outstanding and common stock equivalents attributable to outstanding stock options.

Fully diluted earnings per share is calculated by dividing net income plus after-tax interest incurred on the 7% Convertible Debentures by common shares outstanding, common stock equivalents attributable to outstanding stock options, and shares assumed to be issued on conversion of the Convertible Debentures. The Convertible Debentures were issued in 1994.

The weighted average number of shares and common share equivalents have been adjusted to give retroactive effect to a stock split declared January 16, 1996, and various stock splits and stock dividends declared prior to December 31, 1995.

MORTGAGE BANKING ACTIVITIES

Centennial Mortgage's activities include origination of conventional and federally insured residential mortgage loans for resale in the secondary market. Mortgage loans are sold without recourse and with no servicing rights retained. Mortgage loans held for sale are carried at the lower of cost or market. Gains on the sale of loans are recognized at the time funds are received in closing from the third-party secondary market investor.

Harding Fletcher originated and serviced commercial real estate mortgage loans as agent for third party investors. Fee income was recognized when the loans closed. Mortgage servicing income was recognized as serviced loan payments were received.

FINANCIAL ACCOUNTING STANDARDS BOARD

Effective October 1995, the Financial Accounting Standards Board ("FASB") adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995, although early implementation is acceptable. The Standard requires either adopting a fair market based method of accounting for compensation costs related to stock options in the income statement, or continuing to use the accounting treatment prescribed by Accounting Principles Board Opinion No. 25. However, if SFAS No. 123 is not adopted, proforma disclosures will need to be reported in the footnotes of the annual report to shareholders. Bancorp will not adopt the fair value method of accounting provisions of SFAS No. 123 but will include appropriate proforma disclosures in its 1996 annual report to shareholders.

RECLASSIFICATIONS

Certain amounts for 1994 and 1993 in the consolidated financial statements have been reclassified to conform with the 1995 presentation. Net income was not affected by these reclassifications.

2.      SECURITIES

The amortized cost and estimated fair values of securities are as follows at December 31:



                                                                      Gross                  Gross
                                                 Amortized          Unrealized            Unrealized             Fair
Available-for-Sale                                Cost                Gains                 Losses              Value
                                               ------------         ----------            ----------          ----------


1995:
U.S. Treasury
   securities                                  $ 8,400,771          $   44,978            $   17,983        $ 8,427,766
U.S. Government
   agencies                                     28,832,546             589,753                   467         29,421,832
States and political
   subdivisions                                 23,350,735             583,554                89,614         23,844,675
Corporate bonds                                  2,360,454                 100                60,528          2,300,026
Mortgage-backed
   securities                                    9,010,556               2,947                83,860          8,929,643
FHLB stock                                       4,040,400                  --                    --          4,040,400
                                               -----------          ----------            ----------        -----------
   Total                                       $75,995,462          $1,221,332            $  252,452        $76,964,342
                                               ===========          ==========            ==========        ===========

1994:
U.S. Treasury
   securities                                  $15,688,037          $    8,406            $  534,197        $15,162,246
U.S. Government
   agencies                                      8,729,462               1,463               274,356          8,456,569
States and political
   subdivisions                                 18,106,445              61,738             1,079,671         17,088,512
Corporate bonds                                  5,593,934                 170               476,032          5,118,072
Mortgage-backed
   securities                                    9,530,662                  --               804,000          8,726,662
FHLB stock and other                             4,239,005               3,770                    --          4,242,775
                                               -----------          ----------            ----------        -----------
   Total                                       $61,887,545          $   75,547            $3,168,256        $58,794,836
                                               ===========          ==========            ==========        ===========


The amortized cost and fair value of investments in debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                         Amortized            Approximate
                                            Cost              Fair Value
                                        -----------           -----------

Due in 1 year or less                   $ 5,396,667           $ 5,386,148
Due after 1 through 5 years              13,836,545            13,809,031
Due after 5 through 10 years             43,612,865            44,467,400
Due after 10 years                        9,108,985             9,261,363
                                        -----------           -----------

   Total                                $71,955,062           $72,923,942
                                        ===========           ===========


At December 31, 1995, securities with a market value of approximately $3,425,000 were pledged to collateralize public deposits as required or permitted by law. In addition, at December 31, 1995, securities with a fair value of approximately $4,000,000 were pledged to collateralize short-term borrowings.

Proceeds from sales of investment securities and gross realized gains and losses on those sales were as follows:


                                                  Proceeds             Gross                 Gross            Net Gains
                                               from Sales of          Realized              Realized         on Sales of
                                                Securities             Gains                 Losses          Securities
                                               -------------          --------             ----------        -----------


        1995                                    $6,165,340            $ 78,348             $(12,453)           $ 65,895
        1994                                     6,782,417             153,786              (50,619)            103,167
        1993                                    25,596,114             439,050              (24,204)            414,846



3.      LOANS AND RESERVE FOR LOAN LOSSES

Loans consist of the following at December 31:

                                         1995                  1994
                                      ------------          ------------
Real estate - mortgage                $ 54,631,309          $ 54,916,880
Real estate - construction              44,002,950            29,337,387
Commercial                              78,252,968            66,514,955
Installment loans to individuals         5,929,351             6,950,813
Lease financing                          4,001,250             2,686,227
Other                                      310,737               329,899
                                      ------------          ------------
                                       187,128,565           160,736,161
Less deferred loan fees                   (611,373)             (600,093)
                                      ------------          ------------
                                      $186,517,192          $160,136,068
                                      ============          ============


Transactions in the reserve for loan losses were as follows:






                                                               1995                      1994                    1993
                                                            ----------                ----------             -----------

Balance at beginning of year                                $1,700,130                $1,514,314             $1,077,813
Provision charged to operations                                350,000                   315,500                310,000
Recoveries                                                      40,133                    17,635                160,982
Loans charged off                                             (161,891)                 (147,319)               (34,481)
                                                            ----------                ----------             ----------
Balance at end of year                                      $1,928,372                $1,700,130             $1,514,314
                                                            ==========                ==========             ==========



At December 31, 1995, Bancorp had only one loan requiring a specific valuation allowance in accordance with SFAS No. 114. It was the only loan classified as impaired under the guidelines of SFAS No. 114 during

1995. The specific valuation allowance is $100,000 on a loan with remaining principal outstanding of $424,000 at December 31, 1995.

Loans on nonaccrual status at December 31, 1995 were approximately $478,000 ($693,000 at December 31, 1994). Interest income which would have been realized on nonaccrual loans if they had remained current was approximately $74,000, $77,000 and $46,000 during 1995, 1994 and 1993, respectively. Loans contractually past due 90 days or more on which Bancorp continued to accrue interest at December 31, 1995 were approximately $645,000 ($190,000 at December 31, 1994).

Bancorp is located and conducts substantially all of its business within Lane County, Oregon, and the greater Portland metropolitan area. Bancorp's credit policies require an evaluation of each borrower's creditworthiness on a case-by-case basis. Collateral consists of real and personal property. At the discretion of management, personal guarantees of the borrower may be obtained in addition to the collateral. The ultimate collectibility of a substantial portion of Bancorp's loan portfolio is susceptible to adverse changes in local market conditions. The loan portfolio is diversified among industry groups and does not contain a direct concentration of loans to a single industry which exceeds 10% of the portfolio. It is management's opinion that the reserve for loan losses is adequate to absorb known and inherent risks in the loan portfolio.

4.      MORTGAGE BANKING ACTIVITIES:

   The following table summarizes Bancorp's financial data with respect to its mortgage banking activities for the years ended December 31:


                                                               1995                      1994                    1993
                                                            ----------                ----------              -------

   Revenues                                                 $2,080,243                $2,970,783              $1,973,165
   Expenses                                                  2,077,086                 3,034,518               1,559,211
                                                            ----------                ----------              ----------

   Income (loss) before
        income taxes                                        $    3,157                $  (63,735)             $  413,954
                                                            ==========                ==========              ==========

   Total assets                                             $1,022,537                $1,530,985              $1,517,077
                                                            ==========                ==========              ==========


   Commercial real estate loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of serviced loans at December 31, 1995 and 1994 were none and $353,740,000, respectively. Custodial balances maintained in connection with loan servicing were none and $780,100 at December 31, 1995 and 1994, respectively, and are included in demand deposits.


5.      PREMISES AND EQUIPMENT

The composition of premises and equipment at December 31 was as follows:

                                               1995                   1994
                                            -----------            -----------
Land                                        $   569,388            $   569,388
Buildings and improvements                    7,876,785              4,888,434
Furniture and equipment                       4,328,421              3,439,619
Construction in process                              --                755,606
                                            -----------            -----------
                                             12,774,594              9,653,047
Less accumulated depreciation
   and amortization                          (3,560,030)            (2,889,064)
                                             -----------            ----------
   Net premises and equipment               $ 9,214,564            $ 6,763,983
                                            ===========            ===========


Construction in process at December 31, 1994 was for a new branch facility for the Bank in Tigard, Oregon which was completed during the summer of 1995. All monies expended for the construction project were provided by Bancorp's Convertible Debenture offering.

Bancorp leases certain facilities under noncancelable lease arrangements. The major facilities leases are for terms of 5 to 50 years and generally provide renewal options. Rent expense under all operating leases was approximately $393,600, $313,400 and $174,600 in 1995, 1994 and 1993, respectively. Future minimum lease payments under these noncancelable operating leases as of December 31, 1995 are as follows:

   1996                                                     $  302,500
   1997                                                        301,300
   1998                                                        287,000
   1999                                                        193,700
   2000                                                        166,900
   Later years                                               5,966,400
                                                            ----------
        Total minimum lease payments                        $7,217,800
                                                            ==========

6.      OTHER ASSETS

At December 31, other assets consisted of the following:

                                         1995                      1994
                                      ----------                ----------
   Accrued interest receivable        $2,536,493                $1,827,406
   Intangible assets, net                539,618                   876,655
   Deferred tax asset                         --                 1,410,722
   Other                               2,325,324                 1,984,048
                                      ----------                ----------
                                      $5,401,435                $6,098,831
                                      ==========                ==========


7.      SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

Borrowings related to securities sold under agreement to repurchase were $3,419,123 and $2,839,608 at December 31, 1995 and 1994, respectively. The agreements are due on demand, but generally range in duration from one to eighty-nine days. The interest rate payable on such borrowings was 4.70% and 4.50% at December 31, 1995 and 1994, respectively.


8.      ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, advances consisted of the following:

                                                1995                  1994
                                           ----------             ---------
Advances  from FHLB,  collateralized
by FHLB stock,  funds on deposit  with the
FHLB, investments and loans:
   Interest at 5.86719%, due May 1996      $8,000,000             $       --
   Interest at 6.4958%, due May 1995               --              4,500,000
   Interest at 7.05%, due November 1995            --              4,500,000
                                           ----------             ----------
                                           $8,000,000             $9,000,000
                                           ==========             ==========


Bancorp has available a credit facility from the FHLB in the amount of $23,471,500 at December 31, 1995 ($16,606,400 at December 31, 1994) at
prevailing market interest rates.

9.      LONG-TERM DEBT

At December 31, long-term debt consisted of the following:

                                             1995                   1994
                                           ----------             ----------
Bancorp 7% Convertible Debentures,
  semi-annual interest payments,
  without collateral,
   maturing May 1, 2004                    $9,200,000             $9,200,000
                                           ==========             ==========


The Debentures are convertible into Bancorp's common stock at the conversion rate of 97 shares of Bancorp common stock for each $1,000 principal amount of the debentures (equivalent to a conversion price of approximately $10.307 per share).

Subsequent to December 31, 1995 (through January 31, 1996), holders converted $240,000 of the Convertible Debentures into 23,279 shares of Bancorp's common stock. The amount of debt converted, net of unamortized issue costs, will be credited to common stock and additional paid-in-capital.


10.     OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business, Bancorp enters into various types of transactions which include commitments to extend credit and standby letters of credit that are not included in the accompanying balance sheets. Bancorp applies the same credit standards to these commitments as it uses in all its lending processes and has included these commitments in its lending risk evaluations. Bancorp has no commitments to extend credit at below-market interest rates. Financial commitments at December 31 were as follows:

                                            1995                   1994
                                         -----------            -----------
   Commitments to extend credit          $57,543,000            $44,805,000
   Standby letters of credit               4,016,000              3,705,000

Commitments to extend credit are agreements to lend to customers. These commitments have specified interest rates and generally have fixed expiration dates but may be terminated by Bancorp if certain conditions of the contract are violated. Although currently subject to drawdown, many of these commitments are expected to expire or terminate without funding. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Collateral relating to these commitments varies, but may include cash, securities and real estate.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Credit risk arises in these transactions from the possibility that a customer may not be able to repay Bancorp upon default of performance. Collateral for standby letters of credit is based on an individual evaluation of each customer's creditworthiness, but may include cash, securities and real estate.


11.     CONTINGENCIES

In the ordinary course of business, litigation has occurred from normal banking activities, the ultimate outcome of which, in the opinion of management, will not have a material adverse effect on Bancorp's consolidated financial position, results of operations or cash flows.

12.     TRANSACTIONS WITH RELATED PARTIES

Activity with respect to loans receivable from directors and their affiliates and executive officers of Bancorp and subsidiaries is as follows:

                                                 1995                  1994
                                             ------------          -------------
   Balance at January 1                      $  5,663,376          $  4,644,528
   Additions or renewals                       13,364,339            12,180,160
   Amounts collected or renewed               (14,097,295)          (11,161,312)
                                             ------------          ------------
   Balance at December 31                    $  4,930,420          $  5,663,376
                                             ============           ============

In addition, approximately $2,722,000 of commitments to extend credit to directors and officers were outstanding at December 31, 1995 ($3,106,000 at December 31, 1994), and are included as part of commitments in Note 10.

13.     NONINTEREST EXPENSE

Noninterest expense consisted of the following for the years ended December 31:



                                        1995                      1994                    1993
                                     -----------               -----------             --------

Salaries and employee benefits       $ 6,457,661               $ 6,453,635             $4,759,294
Premises and equipment                 1,643,309                 1,309,452                919,539
Data processing                          166,328                   212,212                131,686
Legal and professional                   550,756                   837,757                629,258
Insurance                                324,086                   519,489                430,761
Communications                           295,408                   288,070                225,206
Advertising                              353,430                   352,455                259,774
Printing and stationery                  291,111                   286,830                205,802
Litigation reserve or settlement              --                   342,052                788,427
Write-down of assets to net
   realizable value                      275,000                        --                     --
Other                                  1,146,881                 1,207,883                634,165
                                     -----------               -----------             ----------
   Total noninterest expense         $11,503,970               $11,809,835             $8,983,912
                                     ===========               ===========             ==========



14.     INCOME TAXES

The provision for income taxes is comprised of the following at December 31:



                                                               1995                      1994                   1993
                                                            ----------                ----------             -------

   Currently payable:
        Federal                                             $1,963,173                $  462,091             $1,443,992
        State                                                  220,100                   193,800                353,200
   Deferred provision (benefit)                                (41,473)                  881,509               (584,504)
                                                            ----------                ----------             ----------
                                                            $2,141,800                $1,537,400             $1,212,688
                                                            ==========                ==========             ==========



The effective tax rate of the provision for income taxes varies from the federal income tax statutory rate for the following reasons:



                                                               1995                      1994                   1993
                                                            ----------                ----------             -------

Expected federal income
  tax provision at 34%                                      $2,275,700                $1,713,300             $1,351,757
State income tax, net of
  federal income tax effect                                    291,600                   221,000                173,147
Interest income on obligations
  of states and political
  subdivisions exempt from
  federal taxation                                            (343,400)                 (379,400)              (338,015)
Other, net                                                     (82,100)                  (17,500)                25,799
                                                            ----------                ----------             ----------
                                                            $2,141,800                $1,537,400             $1,212,688
                                                            ==========                ==========             ==========


The components of the net deferred tax asset at December 31 are as follows:

                                              1995                   1994
                                            ----------             ----------
Assets:
   Nonqualified benefit plans               $  439,250             $  337,800
   Reserve for loan losses                     374,300                284,000
   Net unrealized losses on securities
        available-for-sale                          --              1,175,249
   Other, net                                  104,100                  2,800
                                            -----------            ----------
        Total deferred tax assets              917,650              1,799,849
Liabilities:
   FHLB stock                                  294,800                196,900
   Excess tax over book depreciation            56,800                 33,300
   Purchased companies                          34,100                 37,000
   Deferred loan fees                          208,200                100,907
   Net unrealized gains on securities
        available-for-sale                     368,180                     --
   Other, net                                   46,804                 21,020
                                            ----------             ----------
        Total deferred tax liabilities       1,008,884                389,127
                                            ----------             ----------
        Net deferred tax asset
         (liability)                        $  (91,234)            $1,410,722
                                            ==========             ==========


Bancorp's provision for income taxes for 1995, 1994 and 1993 includes $21,600, $39,200 and $160,973, respectively, related to gains on sales of investment securities.

15.     NONEMPLOYEE DIRECTOR STOCK OPTION PLANS

Under the 1988 Nonemployee Director's Stock Option Plan (the "1988 Director's Plan"), for nonemployee directors of Bancorp and its subsidiaries, shares of common stock are reserved for issuance at their fair market value at the date of grant. All options outstanding under the 1988 Director's Plan at December 31, 1995 were exercisable. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be a director. At December 31, 1995, options covering 55,497 shares were outstanding under the 1988 Director's Plan. The 1988 Director's Plan was discontinued in June 1994 when the 1993 Stock Option Plan for Nonemployee Directors (the "1993 Director's Plan") was approved by shareholders.

Under the 1993 Director's Plan, shares of common stock are reserved for issuance to nonemployee directors of Bancorp and its subsidiaries at their fair market value at the date of grant and become exercisable to the extent of one-third of the optioned shares per year, with credit given for prior service. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be a director.

At December 31, 1995, 139,383 shares were reserved under the 1993 Director's Plan, including 37,205 shares available for future grant. Options covering 70,461 shares outstanding under the 1993 Director's Plan were exercisable at December 31, 1995.


                                                                    1988 Director's Plan            1993 Director's Plan
                                                                    --------------------            --------------------
                                                                                  Average                           Average
                                                                                   Price                             Price
                                                                    Options         Per            Options            Per
                                                                  Outstanding      Share         Outstanding         Share
                                                                  -----------     --------       -----------        -------

Balance at January 1, 1993                                          97,683         $1.64

     Granted                                                            --                           66,014          $7.45
     Exercised                                                     (21,094)        $1.32                 --
                                                                   -------                         --------

Balance at December 31, 1993                                        76,589         $1.69             66,014          $7.45

     Granted                                                            --                           13,339          $8.72
     Exercised                                                     (10,546)        $1.32                 --
                                                                   -------                         --------

Balance at December 31, 1994                                        66,043         $1.74             79,353          $7.66

     Granted                                                            --                           22,825          $9.12
     Exercised                                                     (10,546)        $1.53                 --
                                                                   -------                          -------

Balance at December 31, 1995                                        55,497         $1.78            102,178          $7.99
                                                                   =======                          =======

16.         INCENTIVE STOCK OPTION PLANS

Under the 1983 Incentive Stock Option Plan (the "1983 Incentive Plan"), for key management officers, shares of common stock are reserved for issuance at their fair market value at the date of grant. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be an employee. At December 31, 1995, options covering 47,512 shares were outstanding under the 1983 Incentive Plan. No shares are available for future grant. All 1983 Incentive Plan options outstanding are exercisable.

In June 1994, shareholders approved the 1993 Incentive Stock Option Plan (the "1993 Incentive Plan"). Under the 1993 Incentive Plan, shares of common stock are reserved for issuance at their fair market value at the date of grant. Options vest in accordance with the vesting schedule set at the time the options are granted. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be an employee. At December 31, 1995, 214,219 shares were reserved under the 1993 Incentive Plan, including 18,274 shares available for future grant. Options covering 104,778 shares outstanding under the 1993 Incentive Plan were exercisable at December 31, 1995.



                                                                      1983 Incentive                  1993 Incentive
                                                                    Stock Option Plan               Stock Option Plan
                                                                -------------------------       ----------------------------
                                                                                 Average                           Average
                                                                                  Price                             Price
                                                                  Options          Per            Options            Per
                                                                Outstanding        Share        Outstanding          Share
                                                                -----------       ------        -----------         -------

Balance at January 1, 1993                                         287,093         $ .67

     Granted                                                            --                         212,748           $7.45
     Exercised                                                    (166,105)        $ .71                --
                                                                  --------                        --------

Balance at December 31, 1993                                       120,988         $ .60           212,748           $7.45

     Granted                                                            --                           6,669           $8.20
     Exercised                                                     (28,759)        $ .60                --
                                                                  --------                        --------

Balance at December 31, 1994                                        92,229         $ .60           219,417           $7.48

     Exercised                                                     (44,717)        $ .60            (5,868)          $7.45
     Cancelled and returned to Plan                                     --                         (17,604)
                                                                  --------                        --------

Balance at December 31, 1995                                        47,512         $ .60           195,945           $7.48
                                                                  ========                         =======




In November 1995, the Board of Directors approved the 1995 Stock Incentive Plan, subject to its adoption by shareholders at the 1996 annual meeting. Under the 1995 Stock Incentive Plan, 220,000 shares are reserved for issuance to employees, directors or consultants as either incentive stock options, nonstatutory stock options or restricted stock awards. The exercise price for incentive stock options must be no less than the fair market value of the underlying shares on the date of grant. The exercise price of nonstatutory stock options and the price to be paid for restricted stock will be established by a committee of the Board of Directors. Incentive stock options may only be granted to employees. The duration of options granted will be established by a committee of the Board of Directors; however, the maximum term of incentive stock options is ten years. At December 31, 1995, options for 66,000 shares had been granted under the 1995 Stock Incentive Plan, subject to shareholder approval of the Plan.

17.      SHAREHOLDERS' EQUITY

Preferred Stock

At December 31, 1995 and 1994, Bancorp had 5,000,000 shares of authorized but unissued $5.00 par value non-voting preferred stock, and 5,000,000 shares of authorized but unissued $5.00 par value voting preferred stock.

Stock Splits

On January 16, 1996, the Board of Directors declared a 10% stock split, payable February 21, 1996, in the form of a distribution of one additional share of the Bancorp's common stock for each ten shares owned by shareholders of record at the close of business on January 31, 1996. Par value remained at $2 per share. The stock split resulted in the issuance of 422,830 additional shares of common stock from authorized but unissued shares. The issuance of authorized but unissued shares resulted in the transfer of $845,660 from additional paid-in capital to common stock, representing the par value of the shares issued. Additionally, in 1995, 1994 and 1993, Bancorp has distributed various stock splits.

Stock Dividends

On July 12, 1993, the Board of Directors authorized a 5% stock dividend to shareholders of record on July 26, 1993. Additionally, in 1992 and prior years Bancorp has distributed various stock dividends.


18.      EMPLOYEE BENEFIT PLAN

The Bank has an employee savings plan (401(k)) and profit sharing plan which covers all full-time employees over age 21 with one year of service. The employee savings plan allows employees to contribute between 2% to 15% of their salary on a tax deferred basis. For 1995, 1994 and 1993, the Bank matched 75% of employee contributions up to 6% of their salary. The Bank matching contributions are determined annually by the Board of Directors. In addition to the matching contributions, the Bank also makes discretionary contributions to the profit sharing plan. The Bank's policy is to fund contributions as accrued. The Bank's contributions to the employee savings plan was $200,000 in 1995 ($150,000 for 1994 and $125,000 for 1993).


19.      FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by management to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. The resulting estimates of fair value require subjective judgments and are approximate. Changes in the following methodologies and assumptions could significantly affect the estimates:

CASH AND CASH EQUIVALENTS. For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

AVAILABLE-FOR-SALE SECURITIES. For securities, the fair value is based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS HELD FOR SALE. For loans held for sale, the fair value represents the anticipated proceeds from sale of the loans.

LOANS. The fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Variable rate loans with quarterly rate adjustments have carrying amounts which are a reasonable estimate of fair value.

DEPOSITS. The fair value of demand, interest-bearing demand and savings deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the interest rates currently offered for the deposits of similar remaining maturities.

SHORT-TERM BORROWINGS. The carrying amount of short-term borrowings is a reasonable estimate of fair value.

LONG-TERM DEBT. The fair value of long-term debt at December 31, 1995 and 1994 is based on quoted market prices for the Convertible Debentures.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Commitments to extend credit and letters of credit represent the principal categories of off-balance- sheet financial instruments. The fair value of these commitments, based on fees currently charged for similar commitments is not material.

The estimated fair values of Bancorp's financial instruments are as follows at December 31:


                                                              1995                                      1994
                                               -----------------------------------         ---------------------------------
                                                 Carrying                 Fair               Carrying              Fair
                                                   Value                 Value                 Value              Value
                                               -------------         -------------         ------------        -------------

Financial assets:
   Cash and cash
   equivalents                                 $ 36,721,459          $ 36,721,500          $ 25,358,038        $ 25,358,000
   Available-for-sale
        securities                               76,964,342            76,964,300            58,794,836          58,795,000

   Loans held for sale                            4,573,095             4,573,100             1,874,728           1,874,700
   Loans                                        186,517,192           186,372,000           160,136,068         159,066,200

Financial liabilities:
   Deposits                                    $267,880,292          $269,156,000          $216,319,800        $216,175,000
   Short-term borrowings                         11,419,123            11,419,100            11,839,608          11,840,000
   Long-term debt                                 9,200,000            10,079,500             9,200,000           9,108,000


20.     PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Centennial Bancorp (Parent Company only) is presented below:



                                         Condensed Balance Sheets (Unconsolidated)

December 31,                                                                                 1995                  1994
                                                                                         -----------           -----------
Assets
------
Cash, deposited with the Bank                                                            $ 4,220,201           $ 3,941,217
Available-for-sale securities                                                                     --               457,875
Due from the Bank                                                                                 --               629,900
Due from Harding Fletcher                                                                         --               240,000
Equipment, net                                                                                75,231                15,595
Deferred tax asset                                                                           274,292               222,656
Other assets                                                                               1,552,902             1,258,853
Investment in subsidiaries at cost
  plus equity in earnings of subsidiaries                                                 30,831,700            22,591,236
                                                                                         -----------           -----------
     Total assets                                                                        $36,954,326           $29,357,332
                                                                                         ===========           ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Accrued interest and other liabilities                                              $ 1,364,266           $   952,001
     Long-term debt                                                                        9,200,000             9,200,000
                                                                                         -----------           -----------
        Total liabilities                                                                 10,564,266            10,152,001
Shareholders' equity                                                                      26,390,060            19,205,331
                                                                                         -----------           -----------
     Total liabilities and shareholders' equity                                          $36,954,326           $29,357,332




                                      Condensed Statements of Income (Unconsolidated)

Years ended December 31,                                              1995                   1994                  1993
                                                                   ----------             ----------            -------

Income:
Cash dividends from the Bank                                       $       --             $  120,000            $  665,000
Other income                                                          385,809                 14,286                   600
Gain on sale of investments                                            44,272                 38,665                    --
Other interest income from
     the subsidiaries                                                 543,259                181,736                78,136
                                                                   ----------             ----------            ----------
                                                                      973,340                354,687               743,736
                                                                   ----------             ----------            ----------
Expense:
Salaries and employee benefits                                      1,078,378                502,108               324,445
Interest expense                                                      694,643                520,660                28,550
Other                                                                                       631,105                345,269
                                                                                         ----------             ----------
 134,681
                                                                    2,404,126              1,368,037               487,676
                                                                   ----------             ----------            ----------
Income (loss) before income
  taxes and equity in undistributed
  earnings of subsidiaries                                         (1,430,786)           (1,013,350)               256,060

Income tax benefit                                                    542,605                267,224               150,210
                                                                   ----------             ----------            ----------
Income (loss) before equity in
  undistributed earnings of
  subsidiaries                                                       (888,181)             (746,126)               406,270
Equity in undistributed earnings
  of subsidiaries                                                   5,439,499              4,247,705             2,356,769
                                                                   ----------             ----------            ----------
Net income                                                         $4,551,318             $3,501,579            $2,763,039
                                                                   ==========             ==========            ==========







                                    Condensed Statements of Cash Flows (Unconsolidated)
                                                Increase (Decrease) in Cash

Years ended December 31,                                              1995                  1994                  1993
                                                                  -----------           -----------           --------

Cash flows from operating
  activities:
Net income                                                        $ 4,551,318           $ 3,501,579           $ 2,763,039
Adjustments to reconcile net
  income to net cash provided
  by (used in) operating activities:
     Gain on sale of securities                                       (44,272)              (38,665)                   --
     Depreciation of equipment                                          5,760                 6,238                 6,281
     Undistributed earnings
         of subsidiaries                                           (5,439,499)           (4,247,705)           (2,356,769)
     Deferred tax benefit                                             (51,636)              (78,956)              (67,412)
     Changes in assets and liabilities:
       Increase in other assets                                      (294,049)           (1,025,352)              (89,920)
       Increase (decrease) in accrued
           interest and other liabilities                             412,261               (52,655)              434,647
                                                                  -----------           -----------           -----------
         Net cash provided by (used in)
         operating activities                                        (860,117)           (1,935,516)              689,866
                                                                  -----------           -----------           -----------
Cash flows from investing activities:
     Purchase of securities                                                --                    --              (840,600)
     Proceeds from sale of securities                                 498,377               425,160                    --
     Purchase of Harding Fletcher stock                                    --                    --              (500,000)
     Proceeds from sale of Harding
   Fletcher                                                           155,131                    --                    --
     Payments made to (from)
         subsidiaries, net                                            398,676            (2,991,358)             (111,355)
                                                                  -----------           -----------           -----------
         Net cash used in
         operating activities                                       1,052,184            (2,566,198)           (1,451,955)
                                                                  -----------           -----------           -----------
Cash flows from financing activities:
     Proceeds from long-term debt                                          --             9,200,000               800,000
     Payments on long-term debt                                            --              (959,375)             (117,043)
     Proceeds from issuance of
   common stock                                                        86,917                31,353               145,750
     Cash dividends                                                        --                    --               (40,000)
                                                                  -----------           -----------           -----------
         Net cash provided by
         financing activities                                          86,917             8,271,978               788,707
                                                                  -----------           -----------           -----------
Net increase in cash                                                  278,984             3,770,264                26,618
Cash at beginning of year                                           3,941,217               170,953               144,335
                                                                  -----------           -----------           -----------
Cash at end of year                                               $ 4,220,201           $ 3,941,217           $   170,953
                                                                  ===========           ===========           ===========


Noncash investing activity:
Change in net unrealized holding
     gain (loss) on securities
     available-for-sale:
         Bancorp                                                  $     3,770           $     2,340            $  (57,576)
         The Bank                                                   2,514,390            (1,953,575)               91,351

For purposes of reporting cash flows, cash represents amounts due from banks. Bancorp paid approximately $652,900, $358,200 and $28,500 in interest on borrowings in 1995, 1994 and 1993, respectively.

The Bank, as a state-chartered bank, is prohibited from declaring or paying any dividend in an amount greater than undivided profits. At December 31, 1995, $11,201,200 was available from the Bank for the payment of dividends to Bancorp without prior regulatory approval.

Bancorp and the Bank are subject to the regulations of certain federal and state agencies, and receive periodic examinations by those regulatory authorities.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HIGHLIGHTS

     Centennial Bancorp reported net income of $4.6 million, or $.95 per share, in the year ended December 31, 1995. This represented a 30.0% increase in net income, as compared to $3.5 million, or $.74 per share, in 1994. Net income in 1994 represented a 26.7% increase from 1993's net income of $2.8 million, or $.59 per share. The return on average assets was 1.62% in 1995 compared to 1.53% in 1994 and 1.45% in 1993. The increased earnings for 1995 and 1994 primarily reflected increased net interest income due to the expansion of Bancorp's interest-earning assets each year.

     In late April 1994, Bancorp completed a $9.2 million Convertible Debenture offering, which provided net proceeds of $8.4 million after payment of underwriting discounts, commissions and expenses. Bancorp used a portion of the net proceeds to repay $2.9 million of then existing debt. The remaining $5.5 million of net proceeds was invested in the Bank to fund its liquidity and to construct a new branch office in Tigard, a suburb of Portland, Oregon.

     Centennial Bank opened a branch office in Tigard, a suburb of Portland, Oregon, in August 1994 and began construction of a permanent facility which was completed and occupied in June 1995. Customer response to the services offered was greater than expected and by year-end 1994 total loans at the office were $27.7 million, making the five-month old branch the second largest lending facility of the Bank's branch system at that time.

     In December 1994, Bancorp completed the merger of CG Bancorp with Bancorp through a stock transaction which was accounted for as a pooling of interests. Accordingly, the financial condition and results of operations discussed herein include the combined results of Bancorp and CG Bancorp for all periods discussed.

     Subsequent to December 31, 1995, the Bank announced the decision to close the Creswell Office, which was one of the offices acquired through the merger of CG Bancorp. Regulatory approvals for the closure have been received, and the office is scheduled to be closed in May 1996. Customer accounts of the Creswell Office will be relocated to other offices of the Bank.

NET INTEREST INCOME

     For most financial institutions, including Bancorp, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to net interest income divided by interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During 1995, 1994 and 1993, Bancorp's average interest-earning assets were $252 million, $205 million and $169 million, respectively. During these same years, Bancorp's net interest margin was 6.66%, 7.24% and 6.69%, respectively.

     AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID

     The following table sets forth for 1995 and 1994 information with regard to average balances of assets and liabilities, as well as total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant average yields or rates, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities for Bancorp.


Year ended December 31,                                    1995                                      1994
                                                 ----------------------------------  ------------------------------------
                                                               Interest     Average                 Interest     Average
                                                   Average    income or    yield or     Average    income or    yield or
                                                 Balance(1)    Expense       Rates    Balance(1)    Expense       Rates
                                                 ----------    --------    --------   ----------    --------    --------
ASSETS:                                                                          (Dollars in thousands)
Interest-earning due from banks                   $  5,971      $   352       5.90%    $  2,498      $   110       4.40%
Investment securities - taxable                     40,116        2,403       5.99       36,632        1,927       5.26
Investment securities - tax-exempt(2)               24,159        1,827       7.56       23,040        1,866       8.10
Federal funds sold                                   5,618          317       5.64        3,349          131       3.91
Loans and loans held for sale(3)                   176,384       20,909      11.85      139,672       16,003      11.46
                                                  --------      -------               ---------      -------
    Total interest-earning
        assets/interest income                     252,248       25,808      10.23      205,191       20,037       9.77
Reserve for loan losses                             (1,824)                              (1,652)
Cash and due from banks                             16,975                               14,562
Premises and equipment, net                          8,477                                5,981
Other real estate owned                                 22                                  957
Other assets                                         5,854                                4,236
                                                  --------                             --------
    Total assets                                  $281,752                             $229,275
                                                  ========                             ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Savings and interest-bearing
    demand deposits                               $107,983        3,352       3.10     $101,256        2,333       2.30
Time deposits                                       71,912        4,146       5.77       47,258        2,106       4.46
Short-term borrowings                               13,823          861       6.23        4,259          174       4.09
Long-term debt                                       9,200          645       7.01        7,410          559       7.54
                                                  --------      -------                --------       ------
    Total interest-bearing
        liabilities/interest expense               202,918        9,004       4.44      160,183        5,172       3.23
Demand deposits                                     53,399                               47,406
Other liabilities                                    2,133                                2,984
                                                  --------                             --------
    Total liabilities                              258,450                              210,573
Shareholders' equity                                23,302                               18,702
                                                  --------                             --------
    Total liabilities and
        shareholders' equity                      $281,752                             $229,275
                                                  ========                             ========
Net interest income(2)                                          $16,804                              $14,865
                                                                =======                              =======
Net interest spread(2)                                                        5.79%                                6.54%
                                                                             =====                                =====
Net interest margin(2)                                                        6.66%                                7.24%
Average interest-earning assets to
    average interest-bearing liabilities               124%                                 128%




(1)  Average balances are based on daily averages and include nonaccrual loans.

(2) Average yield on nontaxable securities, net interest spread and net interest margin have been computed on a 34% tax-equivalent basis.

(3) Nonaccrual loans ($631,100 in 1995 and $783,200 in 1994) have been included in the computation of average loans and loans held for sale. Loan fees recognized during the period and included in the yield calculation totalled $2,541,800 in 1995 and $2,958,600 in 1994.

    ANALYSIS OF CHANGES IN INTEREST RATE DIFFERENTIAL

    The following table shows the dollar amount, on a tax-equivalent basis, of the increase (decrease) in the Company's interest income and interest expense for the years ended December 31, and attributes such dollar amounts to changes in volume and changes in interest rates. Changes attributable to the combined effect of volume and interest rate changes, which were immaterial, have been allocated equally between interest rate and volume.



                                                           1995 vs. 1994                       1994 vs. 1993
                                                              Change in                           Change in
                                                        net interest income                 net interest income
                                                                 due to                            due to
                                                     -----------------------------      -----------------------------
                                                     Volume       Rate       Total      Volume       Rate       Total
                                                     ------       ----       -----      ------       ----       -----
                                                                                   (In thousands)
Interest income:
    Balances due from banks                          $  179      $   63      $  242      $  (56)     $   48      $   (8)
    Investment securities - taxable                     196         280         476         565          98         663
    Investment securities - tax-exempt                   88        (127)        (39)        185        (135)         50
    Federal funds sold                                  108          78         186         (21)         40          19
    Loans                                             4,279         627       4,906       2,782       1,129       3,911
                                                     ------      ------      ------      ------      ------      ------
        Total interest income                         4,850         921       5,771       3,455       1,180       4,635
                                                     ------      ------      ------      ------      ------      ------

Interest expense:
    Deposits:
        Savings and interest-bearing
          demand                                        182         837       1,019         353        (198)        155
        Time                                          1,260         780       2,040         293         202         495
    Short-term borrowings                               493         194         687         128           8         136
    Long-term debt                                      130         (44)         86          58         226         284
                                                     ------      ------      ------      ------      ------      ------
        Total interest expense                        2,065       1,767       3,832         832         238       1,070
                                                     ------      ------      ------      ------      ------      ------
Net interest income                                  $2,785      $ (846)     $1,939      $2,623      $  942      $3,565
                                                     ======      ======      ======      ======      ======      ======



RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1995, 1994 AND
1993

      NET INTEREST INCOME

      Bancorp's net interest income increased to $16.8 million, on a tax-equivalent basis, in 1995 as compared to $14.9 million in 1994 and $11.3 million in 1993. During 1995, average interest-earning assets increased to $252 million as compared to average interest-earning assets of $205 million in 1994 and $169 million in 1993. At the same time, average interest-bearing liabilities increased to $203 million in 1995 from $160 million in 1994 and $134 million in 1993.

      Because the increases in average interest-earning assets were greater than the increases in average interest-bearing liabilities in 1995 and 1994, Bancorp recognized an increase in net interest income.

      The average yield earned on interest-earning assets increased by .46% (46 basis points) in 1995, while the average rate paid on interest-bearing liabilities increased by 1.21% (121 basis points). Because the increase in the average rate paid on interest-bearing liabilities was greater than the increase in average yield earned on interest-earning assets, Bancorp experienced a decrease in net interest margin in 1995 as compared to 1994. The decrease in net interest margin in 1995 served to limit Bancorp's increase in net interest income.

      During 1995, Bancorp increased its interest-bearing deposits in anticipation of strong loan demand expected in Bancorp's markets. The increase in interest-bearing deposits was brought about by offering more competitive rates for those deposits.

      The average yield earned on interest-earning assets increased by 65 basis points in 1994 over the average yield earned in 1993, while the average rate paid on interest-bearing liabilities increased by only 18 basis points. This increase in the average yield earned over the average rate paid in 1994 contributed to the increase in net interest income in 1994 as compared to 1993.

      During 1995, Bancorp experienced a declining interest rate environment, caused primarily by the Federal Reserve Bank's decreases in its discount rate and the market reactions thereto. A significant portion of Bancorp's loans are immediately repricable upon a change in interest rates (58% and 52% of outstanding loans at December 31, 1995 and 1994, respectively), which provides a benefit to Bancorp in a rising interest rate market, but is a detriment to earnings in a falling interest rate market until the market stabilizes. An increase in the volume of loans can mitigate the negative effects of a falling interest rate market.

      During 1994, Bancorp experienced a rising interest rate environment, and recognized the favorable impact on its net interest income and net interest margin.

      Centennial Mortgage established a residential mortgage construction lending department during 1994 to establish relationships with home builders in the Eugene/Springfield and Portland-area markets and to attempt to generate additional permanent loan activity as the houses-under-construction are sold. Management recognizes the lending risks associated with construction lending and has established a detailed approval process for builder lines of credit and has implemented a continuing review of construction in progress to monitor construction loan activity. Increases in interest rates could adversely affect demand for construction lending, as well as the ability of borrowers to sell the houses when completed, and also could impact Centennial Mortgage's permanent mortgage lending activity.

      PROVISION FOR LOAN LOSSES

      Management's policy is to maintain an adequate reserve for loan losses. In 1995, Bancorp charged a $350,000 loan loss provision to income, as compared to $315,500 in 1994 and $310,000 in 1993. In 1995, loan charge-offs, net of recoveries were $121,800, as compared to loan charge-offs, net of recoveries of $129,700 in 1994 and loan recoveries, net of loans charged off of $126,500 in 1993.

      Bancorp's reserve for loan losses was $1.9 million at December 31, 1995, as compared to $1.7 million at December 31, 1994 and $1.5 million at December 31, 1993. The ratio of the reserve for loan losses to total nonperforming loans was 172%, 192% and 142% at December 31, 1995, 1994 and 1993, respectively.

      Management attributes the relatively low levels of loans charged off, net of recoveries, during 1995, 1994 and 1993 to the loan approval processes and monitoring systems implemented in prior years. Management continues its efforts to collect amounts previously charged off and to originate new loans of high quality.

      NONINTEREST INCOME

      Noninterest income decreased $585,300 in 1995 as compared to 1994, but increased $340,000 in 1994 as compared to 1993. The decrease in 1995 was primarily attributable to a decrease in activities of and eventual sale of Harding Fletcher, but was also attributable to a decrease in gains recognized on sales of residential mortgage loans originated by Centennial Mortgage. The increase in 1994 was primarily attributable to an increase in loan servicing fees and to a gain recognized on the sale of other real estate owned. The increase in 1994 was offset in part by decreases in gains recognized on sales of loans and sales of securities.

      Bancorp experienced a decrease of $190,900 in loan servicing fees in 1995 as compared to 1994. Loan servicing fees were collected by Bancorp primarily through Harding Fletcher, which was sold in August 1995. Loan servicing fees in 1994 increased $279,200 as compared to 1993. 1994 represented the only full year of Bancorp's ownership of Harding Fletcher.

     Bancorp experienced decreases of $171,200 in gains on sales of loans in 1995 as compared to 1994 and $84,000 in 1994 as compared to 1993. These decreases were primarily due to decreases in residential mortgage refinance lending activity through Centennial Mortgage, and competitive factors which increasingly limited the gain Bancorp was able to recognize on the sale of loans to third-party investors.

      Bancorp experienced a decrease of $241,800 in other noninterest income in 1995 as compared to 1994. This decrease was attributable in part to a reduction in lease income received (approximately $110,000 was collected for the nine months ended September 30, 1994) from the former Bancorp and Bank head office facility which was reclassified as an other asset in 1994, after Bancorp and the Bank vacated the building to occupy a new head office facility. This building was sold in September 1994 for a gain of $93,200. Other noninterest income also decreased in 1995 due to a decrease in insurance sales commissions received.

      Bancorp experienced a decrease of $311,700 in gains on sales of securities in 1994 as compared to 1993. This decrease was primarily due to Bancorp's ability to satisfy liquidity needs during the year from borrowings and retention of deposits rather than from liquidation of investment securities. This decrease was also due to the rising interest rate market experienced during 1994 which reduced Bancorp's ability to profitably realign the securities portfolio to improve its interest rate risk exposure.

      NONINTEREST EXPENSE

      Noninterest expense decreased $305,900 to $11.5 million in 1995 from $11.8 million in 1994. This decrease was primarily due to the decreases in legal and professional expenses, insurance expenses and other noninterest expense, and was due in part to the sale of Harding Fletcher in August 1995. This decrease was offset in part by an increase in premises and equipment expense and a write-down of an asset to its net realizable value.

      Noninterest expense increased $2.8 million in 1994 as compared to 1993. This increase was primarily due to the full year of operations of Harding Fletcher, which was acquired in July 1993, and to the opening of the Tigard branch of the Bank in August 1994.

      Salaries and employee benefits remained constant in 1995 as compared to 1994, but increased $1.7 million to $6.5 million during 1994 as compared to $4.8 million in 1993. The increase in 1994 was primarily due to the Harding Fletcher acquisition and the Tigard branch opening, but was also impacted by a deferred compensation agreement for the former President of CG Bancorp.

      Premises and equipment expense increased to $1.7 million in 1995 as compared to $1.3 million in 1994 and $920,000 in 1993. The increase in 1995 was primarily due to the additional expenses incurred in the Bank's occupancy of the Pacific Corporate Center Office permanent facility in Tigard, Oregon. The increase in 1994 was also due to the full year occupancy of Bancorp's and Centennial Bank's head office facility which opened in June 1993, and to a full year of owning Harding Fletcher.

      Data processing expense was $166,300 in 1995, $212,200 in 1994, and $132,000 in 1993. The increase in 1994 was primarily due to data processing equipment and software upgrade expenses incurred to accommodate the additional Tigard branch location of Centennial Bank and the two branches acquired through the merger of CG Bancorp into Bancorp. In addition, CG Bancorp incurred contract data processing expenses in 1994 prior to the merger. The decrease in 1995 resulted from efficiencies of operations after the merger as compared to operating the banks separately.

      Legal and professional fees decreased by $287,000 in 1995 as compared to 1994, due to the resolution of litigation outstanding against the Bank during the latter part of 1994. This decrease was offset in part by legal fees incurred in 1995 due to the sale of Harding Fletcher. Legal and professional fees increased $209,000 in 1994 as compared to 1993, due in part to the Bank's expenses associated with its appeal of certain litigation and resolution of other litigation, and in part to legal and professional fees associated with the merger of CG Bancorp.

      Insurance expenses decreased $195,400 to $324,100 in 1995 as compared to $519,500 in 1994. This decrease was due to an assessment rate reduction on Federal Deposit Insurance coverage. Deposit growth and assessment rate increases through 1994 contributed to an $89,000 increase in insurance expenses in 1994 as compared to 1993.

      Communications, advertising and printing and stationery expenses remained constant in 1995 as compared to 1994, but each of these expenses increased in 1994 as compared to 1993 ($63,000, $93,000 and $81,000, respectively), primarily due to Bancorp's increased business activities.

      Other noninterest expense remained constant in 1995 as compared to 1994, but increased $574,000 to $1.2 million as compared to $634,000 in 1993. The increase was primarily due to Bancorp's increased business activities and included approximately $80,000 of expenses associated with the merger with CG Bancorp.

ASSET/LIABILITY MANAGEMENT

      Bancorp's results of operations depend substantially on its net interest income. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace.

      The purpose of Bancorp's asset/liability management program is to provide stable net interest income growth by protecting Bancorp's earnings from undue interest rate risk. Exposure to interest rate risk arises from volatile interest rates, changes in the mix of assets (principally loans and investment portfolio securities) and liabilities (principally deposits) and maturities and repricing schedules of assets and liabilities. Assets and liabilities are described as rate sensitive when they can be repriced (i.e., changed in rate) within a given time period. The difference between the amount of interest-rate-sensitive assets and interest-rate-sensitive liabilities is referred to as the interest-rate-sensitive "GAP" for any given period of time. If an equal amount of assets and liabilities can be repriced during a specific period of time, the financial institution is said to be in a balanced rate-sensitivity position. A balanced position generally may be expected to result in less volatile swings in net interest income.

      Rising and falling interest rate environments can have various effects on a lender's net interest income, depending on the interest rate GAP, the relative changes in interest rates that occur when assets and liabilities are repriced, unscheduled repayments of loans, early withdrawals of deposits and other factors. As a general rule, in periods of falling interest rates, lenders with positive interest rate GAPs (i.e., those having more interest-rate-sensitive assets than liabilities) are more susceptible to a decline in net interest income. In periods of rising interest rates, lenders with negative interest rate GAPs (i.e., those having more interest-rate-sensitive liabilities than assets) are more likely to experience declines in net interest income.

      Management's objectives are to control interest rate risk and to achieve predictable and consistent growth in net interest income. Management meets regularly to monitor the composition of the balance sheet, to assess current and projected interest rate trends and to formulate strategies consistent with established objectives. Management attempts to limit exposure to interest rate risk by maintaining a balance sheet posture such that annual net interest income is not significantly affected by market fluctuations in interest rates. Bancorp uses simulation modeling to measure the effects of varying interest rate scenarios and balance sheet strategies on net interest income.

      The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 1995, and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from Bancorp's internal data and, although the information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Each of these may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities. Management does not consider savings and negotiable order of withdrawal ("NOW") accounts to be interest-rate-sensitive. Excluding those accounts, Bancorp's variable-rate assets exceed variable-rate liabilities, and its fixed-rate assets exceed fixed-rate liabilities.


                                                                               December 31, 1995
                                                                   Amount maturing or repricing within:
                                                              ----------------------------------------------------------
                                                                            Three
                                                              Less than   months to
                                                                three     less than      One to     Over five
                                                                months     one year     five years    years       Total
                                                              ---------   ---------     ----------  ---------    --------
                                                                                 (Dollars in thousands)

Interest-earning assets:
    Fixed-rate loans                                          $  7,875    $ 16,311      $38,620      $16,756    $ 79,562
    Variable-rate loans                                         99,846       1,725        8,766        1,191     111,528
    Investment securities                                        5,386      13,809       44,468        9,261      72,924
    Other interest-earning assets                               14,730          --           --           --      14,730
                                                              --------    --------      -------      -------    --------
        Total interest-earning assets                          127,837      31,845       91,854       27,208     278,744

Cash and due from banks                                                                                           21,991
Other noninterest-earning assets                                                                                  16,729

        Total assets                                                                                            $317,464
Interest-bearing liabilities:
    Savings and interest-bearing demand deposits               112,344          --           --           --    $112,344
    Certificates of deposit of
        $100,000 or more                                         6,253      19,449        1,472           --      27,174
    Other time accounts                                         13,792      36,235        7,736           21      57,784
    Short-term borrowings                                        3,419       8,000           --           --      11,419
    Long-term debt                                                  --          --           --        9,200       9,200
                                                              --------    --------      -------      -------    --------
        Total interest-bearing liabilities                     135,808      63,684        9,208        9,221     217,921

Other noninterest-bearing liabilities                                                                             73,153
Shareholders' equity                                                                                              26,390
        Total liabilities and shareholders'
          equity                                                                                                $317,464
                                                                                                                ========
Interest rate GAP                                             $ (7,971)   $(31,839)     $82,646      $17,987
                                                              =========   =========     =======      =======
Cumulative interest rate GAP                                  $ (7,971)   $(39,810)     $42,836      $60,823
                                                              =========   ========      =======      =======
GAP ratio (GAP/total assets)                                    (2.51)%    (10.03)%       26.03%       5.67%
Cumulative GAP ratio                                            (2.51)%    (12.54)%       13.49%      19.16%


The following table presents the aggregate maturities of loans in each major category of Bancorp's loan portfolio at December 31, 1995. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments.


                                                                                     Due
                                                                   ----------------------------------------
                                                                                   After one                      Total
                                                                      Within      but within       After        loans by
Loan category                                                        one year     five years    five years      category
-------------                                                       ---------     ----------    ----------      --------
                                                                                  (Dollars in thousands)

Commercial                                                          $ 58,803        $14,993       $ 4,457      $ 78,253
Real estate - mortgage                                                19,493         22,053        13,085        54,631
Real estate - construction                                            39,972          4,031            --        44,003
Installment                                                            3,572          2,274            83         5,929
Loans held for sale                                                       --             --         4,573         4,573
Lease financing                                                          124          2,444           118         4,001
Other                                                                     --            311            --           311
Less deferred loan fees                                                 (234)          (277)         (100)         (611)
                                                                     -------        -------       -------      --------

    Total loans by maturity                                         $121,607        $47,386       $22,097      $191,090
                                                                    ========        =======       =======      ========



      Of Bancorp's $69.5 million of loans that mature after one year, a total of $55.4 million (79.7%) are fixed-rate loans, and a total of $14.1 million (20.3%) are variable-rate loans.

      At December 31, 1995, $79.6 million (approximately 41.7% of Bancorp's loan portfolio) had fixed interest rates and $111.5 million (approximately 58.3%) had variable interest rates.

PROVISION FOR INCOME TAXES

      Bancorp's provision for income taxes was $2.1 million in 1995, $1.5 million in 1994 and $1.2 million in 1993. Bancorp's effective tax rates for financial reporting were 32.0% in 1995, and 30.5% in 1994 and 1993. The effective tax rate varies from the federal statutory rate of 34% primarily because of nontaxable interest income and state income taxes. See Note 14 of Notes to Consolidated Financial Statements.

LIQUIDITY AND SOURCES OF FUNDS

      Bancorp's primary sources of funds are customer deposits, sales and maturities of investment securities, loan sales, loan repayments, net income and the use of federal funds markets. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not. The Bank's deposits increased to $268 million at December 31, 1995 from $216 million at December 31, 1994 and $192 million at December 31, 1993, primarily because of an ongoing business development program, and expansion of the Bank's presence in the Portland-area through operation of the Pacific Corporate Center Office in Tigard.

      Net loans and loans held for sale increased to $189 million at December 31, 1995 from $160 million at December 31, 1994 and $126 million at December 31, 1993. These increases were primarily due to the Bank's business development activities and the real estate construction program initiated by Centennial Mortgage in 1994.

      The Bank maintains federal funds lines with correspondent banks as a backup source of temporary liquidity. At December 31, 1995, the Bank had $16 million of federal funds lines available to draw against on an uncollateralized basis. No borrowings were outstanding under the federal funds lines at that date.

      During 1994, the Bank obtained a cash management credit facility from the FHLB in the amount of $9.8 million. The credit facility increased and, at December 31, 1995, the Bank had $23.5 million of credit available from the FHLB. The credit facility is limited to 10% of the Bank's assets, measured on a quarterly basis, and is collateralized by the FHLB stock owned by the Bank and by all its other assets.

      Management anticipates that Bancorp will continue to rely on customer deposits, sales and maturities of investment securities, loan sales, loan repayments, retained earnings and federal funds markets to provide liquidity. Although deposit balances have shown historical growth, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. Borrowings may be used on a short-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a longer-term basis to support expanded lending activities and to match the maturity or repricing intervals of assets. The sources of such funds would be federal funds purchased and borrowings from the FHLB, as discussed above.

CAPITAL RESOURCES

      Total shareholders' equity increased to $26.4 million at December 31, 1995 from $19.2 million at December 31, 1994 and $17.4 million at December 31, 1993. Average shareholders' equity was 8.27% of average assets in 1995 as compared to 8.16% in 1994 and 8.36% in 1993.

EFFECTS OF INFLATION AND CHANGING PRICES

      The primary impact of inflation on Bancorp's operations is increased operating overhead. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general inflation. Interest rates are affected by inflation, but neither the timing nor the magnitude of interest rate fluctuations coincides with changes in an inflation index.

      For these reasons, management believes that references to other information regarding interest rates earned and paid, interest-earning assets and interest-bearing liabilities will be of greater assistance than inflation-adjusted presentations in understanding Bancorp's ability to react to changing interest rates and inflationary trends.

FORM 10-K

      Copies of Bancorp's annual report on Form 10-K required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 are available to shareholders at no charge upon written request to: Michael J. Nysingh, Chief Financial Officer, Centennial Bancorp, P.O. Box 1560, Eugene, Oregon 97440.

MARKET FOR COMMON STOCK

      Bancorp's Common Stock has been quoted on the Nasdaq National Market since 1989. From 1986 to 1989, Bancorp's Common Stock was traded through the over-the-counter Nasdaq market.

      The following table sets forth the high and low bid prices for the Common Stock on the Nasdaq National Market for the last two years.

                                               HIGH                     LOW
                                               ----                     ----
      Year ended December 31, 1995:
           First quarter                      $ 9.74                    $7.28
           Second quarter                       8.87                     8.23
           Third quarter                        9.77                     8.23
           Fourth quarter                      12.73                     8.86

      Year ended December 31, 1994:
           First quarter                      $ 9.00                    $7.15
           Second quarter                       9.37                     7.87
           Third quarter                        9.05                     8.07
           Fourth quarter                       8.46                     7.28

      At February 28, 1995, Bancorp had 4,684,742 shares of Common Stock outstanding held by 1,300 shareholders of record.


QUARTERLY FINANCIAL DATA
(In thousands, except per share amounts)


                                            First             Second              Third               Fourth
    1995                                   Quarter            Quarter            Quarter             Quarter             Total
---------------                            -------            -------            -------             -------            ------

Interest income                            $5,621             $6,225             $6,468              $6,960             $25,274
Interest expense                            1,900              2,181              2,389               2,534               9,004
                                           ------             ------             ------              ------             -------
Net interest income                         3,721              4,044              4,079               4,426              16,270

Loan loss provision                            75                 75                125                  75                350
Income before income
  taxes                                     1,381              1,532              1,803               1,977              6,693
Net income                                    939              1,037              1,236               1,339              4,551
Earnings per share:
      Primary                              $  .20             $  .22             $  .26              $  .27             $   .95
      Fully diluted                        $  .19             $  .20             $  .24              $  .25             $   .88


     1994
Interest income                            $3,967             $4,801             $5,044              $5,662             $19,474
Interest expense                            1,042              1,217              1,354               1,559               5,172
                                           ------             ------             ------              ------             -------
Net interest income                         2,925              3,584              3,690               4,103              14,302

Loan loss provision                            83                 87                 79                  67                316
Income before income
  taxes                                     1,039              1,195              1,475               1,330              5,039
Net income                                    708                812                993                 989              3,502

Earnings per share:
      Primary                              $  .15             $  .17             $  .21              $  .21             $   .74
      Fully diluted (1)                    $  .15             $  .16             $  .19              $  .17             $   .71



(1)        Convertible Debentures were issued in the first quarter of 1994.