Form 10-K, Exhibit 13
period 1996-12-31
CENTENNIAL BANCORP
filed 1997-03-24
CIK 702430

Centennial Bancorp is a bank holding company, which provides commercial and consumer banking services through its subsidiary Centennial Bank, and residential mortgage brokering services through its subsidiary Centennial Mortgage Co.


SELECTED FINANCIAL DATA

The following table sets forth selected financial data of Centennial Bancorp for the years indicated (in thousands of dollars, except per share amounts). All data in this Annual Report to Shareholders has been restated to give retroactive effect to the 1994 merger with CG Bancorp. In addition, all share and per share information has been restated to give retroactive effect to a stock split declared in January 1997, and for various stock splits and stock dividends declared in prior years. Bancorp has never declared or paid cash dividends to shareholders.


                                                 1996             1995              1994             1993             1992
                                              --------         --------          --------         --------          ------


Interest income                               $ 32,058         $ 25,274          $ 19,474         $ 14,849         $ 13,319
Interest expense                                11,368            9,004             5,172            4,102            4,658
                                              --------         --------          --------         --------         --------
Net interest income                             20,690           16,270            14,302           10,747            8,661
Loan loss provision                                735              350               316              310              256
Net income    6,514                              4,551            3,502             2,763            2,005
Total assets                                   407,186          317,464           257,326          220,760          181,617
Total deposits                                 339,955          267,880           216,320          192,112          156,119
Short-term borrowings                           12,316           11,419            11,840              300            1,700
Long-term debt                                  10,000            9,200             9,200            6,989            6,354
Shareholders' equity                            41,346           26,390            19,205           17,420           14,517

Earnings per common share:
     Primary                                  $   1.11         $    .82          $    .64         $    .51         $    .37
     Fully diluted                                1.03              .76               .61              .51              .37


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


The Board of Directors and Shareholders of
Centennial Bancorp:


We have audited the accompanying consolidated balance sheets of Centennial Bancorp and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial Bancorp and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                            COOPERS & LYBRAND L.L.P.

Eugene, Oregon
January 29, 1997

CONSOLIDATED BALANCE SHEETS
As of December 31, 1996 and 1995

                                                   1996              1995
                                               ------------       ------------
ASSETS Cash and cash equivalents:
  Cash and due from banks                      $ 26,827,505       $ 21,991,459
  Interest-bearing deposits with banks           11,570,000          6,000,000
  Federal funds sold                                     --          8,730,000
                                               ------------       ------------

    Total cash and cash equivalents              38,397,505         36,721,459
Securities available-for-sale                    82,654,422         72,923,942
Loans held for sale                               3,537,996          4,573,095
Loans receivable, net                           262,491,991        184,588,820
Federal Home Loan Bank stock                      4,365,800          4,040,400
Premises and equipment, net                       9,346,825          9,214,564
Other assets                                      6,391,065          5,401,435
                                               ------------       ------------

    Total assets                               $407,185,604       $317,463,715
                                               ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Demand                                       $ 74,350,639       $ 70,578,820
  Interest-bearing demand                       130,659,749         98,600,873
  Savings                                        13,746,547         13,743,140
  Time                                          121,198,310         84,957,459
                                               ------------       ------------

     Total deposits                             339,955,245        267,880,292
Short-term borrowings                            12,315,583         11,419,123
Accrued interest and other liabilities            3,568,917          2,574,240
Long-term debt                                   10,000,000          9,200,000
                                               ------------       ------------

     Total liabilities                          365,839,745        291,073,655
                                               ------------       ------------

Commitments and contingencies (Notes 9 and 10)

Shareholders' Equity:
  Preferred stock                                        --                 --
  Common stock, $2.00 par value;
    10,000,000 shares authorized,
    6,535,447 and 4,651,130 issued
    in 1996 and 1995, respectively               13,070,894          9,302,260
  Additional paid-in capital                     11,137,171          5,829,404
  Retained earnings                              17,171,984         10,657,696
  Unrealized gains (losses) on securities
    available-for-sale, net of related taxes        (34,190)           600,700
                                               ------------       ------------

     Total shareholders' equity                  41,345,859         26,390,060
                                               ------------       ------------

     Total liabilities and shareholders'
       equity                                  $407,185,604       $317,463,715
                                               ============       ============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME For the Years Ended December 31, 1996, 1995 and 1994

                                        1996           1995             1994
                                    ------------    ------------    ------------

Interest income:
  Loans, including fees             $ 26,298,655    $ 20,908,425    $ 16,003,263
  Securities:
    Taxable                            2,894,436       2,403,376       1,926,971
    Exempt from Federal income taxes   1,838,858       1,037,272       1,092,525
  Dividends on FHLB stock                325,593         255,704         210,771
  Deposits with banks                    578,948         352,229         109,755
  Federal funds sold                     121,804         317,162         130,772
                                    ------------    ------------    ------------

     Total interest income            32,058,294      25,274,168      19,474,057
                                    ------------    ------------    ------------
Interest expense:
  Deposits:
    Savings and interest-bearing
      demand                           4,440,175       3,352,248       2,333,354
    Time                               5,207,755       4,145,754       2,106,197
  Long-term debt                         832,666         644,970         558,738
  Short-term borrowings                  887,641         861,484         174,131
                                    ------------    ------------    ------------

     Total interest expense           11,368,237       9,004,456       5,172,420
                                    ------------    ------------    ------------

Net interest income                   20,690,057      16,269,712      14,301,637
Loan loss provision                      735,000         350,000         315,500
                                    ------------    ------------    ------------
  Net interest income after loan
    loss provision                    19,955,057      15,919,712      13,986,137
                                    ------------    ------------    ------------
Noninterest income:
  Service charges                        959,333         904,813         848,860
  Loan servicing fees                     89,444         329,712         520,633
  Other                                  417,678         572,929         814,751
  Net gains on sale of loans             623,240         404,027         575,266
  Net gains on sale of securities          6,595          65,895         103,167
                                    ------------    ------------    ------------

     Total noninterest income          2,096,290       2,277,376       2,862,677
                                    ------------    ------------    ------------

Noninterest expenses                  12,400,159      11,503,970      11,809,835
                                    ------------    ------------    ------------

Income before income taxes             9,651,188       6,693,118       5,038,979

Provision for income taxes             3,136,900       2,141,800       1,537,400
                                    ------------    ------------    ------------

Net income                          $  6,514,288    $  4,551,318    $  3,501,579
                                    ============    ============    ============


Earnings per share of common stock:
     Primary                        $       1.11    $        .82    $        .64
                                    ============    ============    ============
     Fully diluted                  $       1.03    $        .76    $        .61
                                    ============    ============    ============

Weighted average common shares
  outstanding:
     Primary                          5,869,720        5,539,709       5,487,700
     Fully diluted                    6,702,006        6,570,659       6,188,182


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                           Net
                                             Common Stock                                              Unrealized
                                      -------------------------      Additional                           Gains            Total
                                        Number                        Paid-in          Retained        (Losses)on      Shareholders'
                                      of Shares         Amount        Capital          Earnings        Securities         Equity
                                      ---------       ---------     -----------      -----------       -----------     ------------

Balances, January 1, 1994             3,423,480     $ 6,846,960     $ 7,934,360      $ 2,604,799       $    33,775      $17,419,894

  Effect of stock split (5%)            159,486         318,972        (318,972)              --                --               --
  Stock options exercised                29,966          59,932         (28,579)              --                --           31,353
  Tax benefit of stock options
    exercised                                --              --         203,740               --                --          203,740
  Effect of stock split (10%)           361,293         722,586        (722,586)              --                --               --
  Change in unrealized loss,
    net of taxes                             --              --              --               --        (1,951,235)      (1,951,235)
  Net income                                 --              --              --        3,501,579                --        3,501,579
                                      ---------     -----------     -----------       ----------       -----------      -----------

Balances, December 31, 1994           3,974,225       7,948,450       7,067,963        6,106,378        (1,917,460)      19,205,331

  Effect of stock split (5%)            200,950         401,900        (401,900)              --                --               --
  Stock options exercised                53,125         106,250         (19,333)              --                --           86,917
  Tax benefit of stock options
    exercised                                --              --          28,334               --                --           28,334
  Effect of stock split (10%)           422,830         845,660        (845,660)              --                --               --
  Change in unrealized gain,
    net of taxes                             --              --              --               --         2,518,160        2,518,160
  Net income                                 --              --              --        4,551,318                --        4,551,318
                                      ---------     -----------     -----------       ----------        ----------      -----------

Balances, December 31, 1995           4,651,130       9,302,260       5,829,404       10,657,696           600,700       26,390,060

  Effect of stock split (5%)            249,087         498,174        (498,174)              --                --               --
  Stock options exercised               118,568         237,136         109,261               --                --          346,397
  Tax benefit of stock options
    exercised                                --              --         229,743               --                --          229,743
  Conversion of convertible
    debentures                          922,531       1,845,062       6,655,199               --                --        8,500,261
  Effect of stock split (10%)           594,131       1,188,262      (1,188,262)              --                --               --
  Change in unrealized gain,
    net of taxes                             --              --              --               --          (634,890)        (634,890)
  Net income                                 --              --              --        6,514,288                --        6,514,288
                                      ---------     -----------     -----------      -----------        ----------      -----------

Balances, December 31, 1996           6,535,447     $13,070,894     $11,137,171      $17,171,984        $  (34,190)     $41,345,859
                                      =========     ===========     ===========      ===========        ==========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



Years ended December 31,                   1996          1995          1994
                                        -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                            $ 6,514,288   $ 4,551,318   $ 3,501,579
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Gains on sales of securities
    and loans                              (629,835)     (469,922)     (771,673)
    Stock dividends on FHLB stock          (325,400)     (255,704)     (210,771)
    Loan loss provision                     735,000       350,000       315,500
    Deferred income taxes                  (310,024)      (41,473)      881,509
    Depreciation and amortization         1,167,936       978,755     1,000,682
    Originations of loans for sale      (67,195,180)  (30,039,215)  (20,664,772)
    Proceeds from sale of loans          68,853,519    27,744,875    23,116,819
    Changes in assets and liabilities:
      Accrued interest receivable          (772,870)     (709,087)     (590,223)
      Other assets                         (557,129)     (220,380)       79,700
      Other liabilities                   1,454,091     1,771,352    (2,866,470)
                                        -----------   -----------   -----------
    Net cash provided by
      operating activities                8,934,396     3,660,519     3,791,880
                                        -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Available-for-sale securities:
    Maturities                            4,968,520    10,405,612     7,268,938
    Purchases                           (22,037,443)  (30,410,092)  (13,032,648)
    Proceeds from sales                   6,302,328     6,165,340     6,782,417
  Held-to-maturity securities:
    Maturities                                   --            --     1,849,622
    Purchases                                    --            --    (6,542,956)
  Net increase in loans                 (78,638,171)  (26,502,882)  (36,100,972)
  Purchases of premises and equipment    (1,165,309)   (3,387,116)   (1,486,405)
  Sales of premises and equipment            30,915        49,985        18,600
  Sale of Harding Fletcher Co.                   --       155,131            --
                                        -----------   -----------   -----------
    Net cash used in
      investing activities              (90,539,160)  (43,524,022)  (41,243,404)
                                        -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits               72,074,953    51,560,492    24,207,857
  Net change in short-term borrowings       896,460      (420,485)   11,539,608
  Proceeds from long-term debt           10,000,000            --     9,200,000
  Payments on long-term debt                (37,000)           --    (6,989,261)
  Proceeds from exercise of stock options   346,397        86,917        31,353
                                        -----------   -----------   -----------
    Net cash provided by financing
      activities                         83,280,810    51,226,924    37,989,557
                                        -----------   -----------   -----------
Net increase in cash and
  cash equivalents                        1,676,046    11,363,421       538,033
Cash and cash equivalents at
  beginning of year                      36,721,459    25,358,038    24,820,005
                                        -----------   -----------   -----------

Cash and cash equivalents at
  end of year                           $38,397,505   $36,721,459   $25,358,038
                                        ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Sale of Harding Fletcher Co.:
  Cash received at closing              $        --   $   150,000   $        --
  Proration of expenses                          --         5,131            --
                                        -----------   -----------   -----------
                                        $        --   $   155,131   $        --
                                        ===========   ===========   ===========

Noncash investing and financing activities:
  Conversion of debentures to
    common stock                        $ 9,163,000   $        --   $        --
  Net costs attributable to
    debentures converted                   (662,301)           --            --
  Cash paid in lieu of issuance of
    fractional shares                          (438)           --            --
                                        -----------   -----------   -----------
                                        $ 8,500,261   $        --   $        --
                                        ===========   ===========   ===========

  Change in net unrealized gains (losses)
    on securities available-for-sale,
    net of related taxes                $  (634,890)  $ 2,518,160   $(1,951,235)
  Transfer of held-to-maturity
    securities to available-for
    sale securities                              --            --    40,681,546

Cash paid during the year for:
  Interest on deposits and
    other borrowings                     11,316,000     8,708,000     4,975,000
  Income taxes                            3,413,000     1,565,000     2,412,000


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies
     ------------------------------------------

Consolidation
-------------

The consolidated financial statements include the accounts of Centennial Bancorp ("Bancorp"), a bank holding company, and its wholly-owned subsidiaries, Centennial Bank (the "Bank"), Centennial Mortgage Co. ("Centennial Mortgage"), and, prior to August 1995, Harding Fletcher Co. ("Harding Fletcher"). The Bank provides commercial financing, banking and other services, and Centennial Mortgage provides residential mortgage brokering services. All significant intercompany balances and transactions have been eliminated in consolidation.

Divestiture
-----------

In August 1995, Bancorp sold substantially all the assets of its Harding Fletcher subsidiary for $746,000 in cash and assets, recognizing a pretax gain of approximately $64,000. Harding Fletcher provided commercial mortgage banking services and loan servicing. Exclusive of the gain recognized, this transaction did not have a material impact on Bancorp's operating results.

Basis of Presentation
---------------------

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

Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest-bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

Bancorp is required to maintain an average reserve balance with the Federal Reserve Bank, or maintain such reserve balance in the form of cash. Bancorp's required reserve balance at December 31, 1996 was approximately $6,307,000, which was met by holding approximately $2,063,000 in the form of cash and by depositing approximately $4,244,000 with the Federal Reserve Bank.

Securities Available For Sale
-----------------------------

Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. During 1996 and 1995 Bancorp classified all investment securities as available-for-sale, which are stated at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity, net of related taxes.

Interest income on debt securities is included in income using the level yield method. Gains and losses on sales of securities are recognized on a specific identification basis.

Loans Held For Sale
-------------------

Centennial Mortgage's activities include origination of conventional and federally insured residential mortgage loans for resale in the secondary market. Mortgage loans are sold without recourse.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable
----------------

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments when due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on nonaccrual loans is recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Federal Home Loan Bank Stock
----------------------------

The Bank's investment in Federal Home Loan Bank ("FHLB") stock is carried at par value, which reasonably approximates its fair value. As a member of the FHLB system, Bancorp is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 1996, Bancorp's minimum required investment was approximately $2,571,500. Bancorp may request redemption at par value of any stock in excess of the amount Bancorp is required to hold. Stock redemptions are at the descretion of the FHLB.

Premises and Equipment
----------------------

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 30 to 40 years for buildings, 3 to 10 years for furniture and equipment, and up to the lease term for leasehold improvements.

Goodwill
--------

Goodwill is the excess of the cost over fair value of net assets acquired in business combinations. It is amortized on the straight-line method over 20 years. When factors indicate goodwill should be evaluated for possible impairment, Bancorp uses an estimate of the related business's undiscounted cash flow over the remaining life of the goodwill in measuring whether the carrying amount of goodwill is impaired.

Income Taxes
------------

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings per Common Share
-------------------------

Primary earnings per common share is calculated by dividing net income by the weighted average shares outstanding. Weighted average shares outstanding consist of common shares outstanding and common stock equivalents attributable to outstanding stock options. Fully diluted earnings per share is calculated by dividing net income plus after-tax interest incurred on the 7% Convertible Debentures by common shares outstanding, common stock equivalents attributable to outstanding stock options, and shares assumed to be issued on conversion of the Convertible Debentures. The Convertible Debentures were issued in 1994 and were called for redemption in December 1996. The weighted average number of common shares outstanding is adjusted retroactively for the effect of stock splits and stock dividends.

Fair Value of Financial Instruments
-----------------------------------

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

SECURITIES AVAILABLE-FOR-SALE. For securities, the fair value is based on quoted market prices.

LOANS HELD FOR SALE. For loans held for sale, the fair value represents the anticipated proceeds from sale of the loans.

LOANS RECEIVABLE. The fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Variable rate loans with quarterly rate adjustments have carrying amounts which are a reasonable estimate of fair value.

DEPOSITS. The fair value of demand, interest-bearing demand and savings deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the interest rates currently offered for the deposits of similar remaining maturities.

SHORT-TERM BORROWINGS. The carrying amount of short-term borrowings is a reasonable estimate of fair value.

LONG-TERM DEBT. The fair value of long-term debt is based on quoted market prices or estimated by discounting the future cash outflows using current rates at which similar debt would be made available to Bancorp with similar repayment characteristics.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Commitments to extend credit and letters of credit represent the principal categories of off-balance-sheet financial instruments. The fair value of these commitments, based on fees currently charged for similar commitments is not material.

Financial Accounting Standards Board
------------------------------------

Effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Management believes the adoption of this new standard will not have a material effect on Bancorp's financial statements.

Reclassifications
-----------------

Certain amounts for 1995 and 1994 in the consolidated financial statements have been reclassified to conform with the 1996 presentation. Net income was not affected by these reclassifications.

2.   Securities Available-for-Sale
     -----------------------------

The amortized cost and estimated fair values of securities available-for-sale were as follows:


                                                                     Gross                 Gross
                                               Amortized          Unrealized             Unrealized           Fair
                                                 Cost                Gains                 Losses             Value
                                              -----------         -----------            ----------        -----------

December 31, 1996:
  U.S. Treasury securities                    $ 1,399,011         $    19,068            $   13,098        $ 1,404,981
  U.S. Government agencies                     32,841,843              48,510               296,620         32,593,733
  States and subdivisions                      38,730,588             736,885               332,135         39,135,338
  Corporate bonds                               2,343,083                  --                93,930          2,249,153
  Mortgage-backed securities                    7,395,017                 759               124,559          7,271,217
                                              -----------         -----------            ----------        -----------
     Total                                    $82,709,542         $   805,222            $  860,342        $82,654,422
                                              ===========         ===========            ==========        ===========

December 31, 1995:
  U.S. Treasury securities                    $ 8,400,771         $    44,978            $   17,983        $ 8,427,766
  U.S. Government agencies                     28,832,546             589,753                   467         29,421,832
  States and political
    subdivisions                               23,350,735             583,554                89,614         23,844,675
  Corporate bonds                               2,360,454                 100                60,528          2,300,026
  Mortgage-backed securities                    9,010,556               2,947                83,860          8,929,643
                                              -----------         -----------            ----------        -----------
     Total                                    $71,955,062         $ 1,221,332            $  252,452        $72,923,942
                                              ===========         ===========            ==========        ===========


The amortized cost and fair value of investments in debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                             Amortized         Approximate
                                               Cost            Fair Value
                                            -----------        -----------

Due in 1 year or less                       $ 1,024,878        $ 1,026,960
Due after 1 through 5 years                  10,029,487         10,079,109
Due after 5 through 10 years                 44,481,242         44,436,205
Due after 10 years                           27,173,935         27,112,148
                                            -----------        -----------
   Total                                    $82,709,542        $82,654,422
                                            ===========        ===========


At December 31, 1996, securities with a market value of approximately $2,508,000 were pledged to collateralize public deposits as required or permitted by law. In addition, at December 31, 1996, securities with a fair value of approximately $3,984,000 were pledged to collateralize short-term borrowings.

Proceeds from sales of investment securities and gross realized gains and losses on those sales were as follows:

                 Proceeds
                   from           Gross            Gross        Net Gains
                 Sales of        Realized         Realized     on Sales of
                Securities        Gains            Losses       Securities
                ----------       --------         --------     -----------

1996            $6,302,328       $ 23,100         $(16,505)     $  6,595
1995             6,165,340         78,348          (12,453)       65,895
1994             6,782,417        153,786          (50,619)      103,167

3.   Loans Receivable, Net
     ---------------------

                                                     December 31,
                                        -----------------------------------
                                            1996                   1995
                                        ------------           ------------

Real estate--mortgage                   $ 70,126,798           $ 54,631,309
Real estate--construction                 66,243,687             44,002,950
Commercial                               116,815,814             78,252,968
Installment loans to individuals           6,425,215              5,929,351
Lease financing                            3,774,748              4,001,250
Other                                      2,634,659                310,737
                                        ------------           ------------
                                         266,020,921            187,128,565

Allowance for loan losses                 (2,599,653)            (1,928,372)
Less deferred loan fees                     (929,277)              (611,373)
                                        ------------           ------------
                                        $262,491,991           $184,588,820
                                        ============            ============


An analysis of the changes in the allowance for loan losses follows:

                                    1996              1995             1994
                                 ----------        ----------       ----------
Balance at beginning of year     $1,928,372        $1,700,130       $1,514,314
Provision for losses                735,000           350,000          315,500
Recoveries                           46,060            40,133           17,635
Loans charged off                  (109,779)         (161,891)        (147,319)
                                 ----------        ----------       ----------
Balance at end of year           $2,599,653        $1,928,372       $1,700,130
                                 ==========        ==========       ==========


At December 31, 1996, Bancorp had two loans requiring a specific valuation allowance in accordance with SFAS No. 114, as amended by SFAS No. 118 (one loan at December 31, 1995). The specific valuation allowance is $300,000 on loans with remaining principal outstanding of $1,100,000 at December 31, 1996 ($100,000 and $424,000, respectively, at December 31, 1995). Each loan with a current principal outstanding of less than $100,000 is grouped into one homogenous pool when considering the valuation allowance. No specific valuation allowance was deemed necessary for loans in this group.

Loans on nonaccrual status at December 31, 1996 were approximately $1,480,000 ($478,000 at December 31, 1995). Interest income which would have been realized on nonaccrual loans if they had remained current was approximately $117,500, $74,000 and $77,000 during 1996, 1995 and 1994, respectively. Loans contractually past due 90 days or more on which Bancorp continued to accrue interest at December 31, 1996 were approximately $420,000 ($645,000 at December 31, 1995).

Bancorp is located and conducts substantially all of its business within Lane County, Oregon, and the greater Portland metropolitan area. Bancorp's credit policies require an evaluation of each borrower's creditworthiness on a case-by-case basis. Collateral consists of real and personal property. At the discretion of management, personal guarantees of the borrower may be obtained in addition to the collateral. The ultimate collectibility of a substantial portion of Bancorp's loan portfolio is susceptible to adverse changes in local market conditions. The loan portfolio is diversified among industry groups and does not contain a direct concentration of loans to a single industry which exceeds 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio.

4.   Premises and Equipment
     ----------------------

                                                  December 31,
                                       ----------------------------------
                                           1996                   1995
                                       -----------            -----------
Land                                   $   594,388            $   569,388
Buildings and improvements               8,142,570              7,876,785
Furniture and equipment                  5,124,224              4,328,421
                                       -----------            -----------
                                        13,861,181             12,774,594
Less accumulated depreciation
  and amortization                      (4,514,356)            (3,560,030)
                                       -----------            -----------

   Net premises and equipment          $ 9,346,825            $ 9,214,564
                                       ===========            ===========

5.   Other Assets
     ------------

                                                    December 31,
                                         ---------------------------------
                                            1996                   1995
                                         ----------             ----------
Accrued interest receivable              $3,309,363             $2,536,493
Goodwill, net                               453,830                539,618
Deferred tax asset, net                     607,900                     --
Other                                     2,019,972              2,325,324
                                         ----------             ----------

                                         $6,391,065             $5,401,435
                                         ==========             ==========

6.   Deposits
     --------

At December 31, the scheduled maturities of time deposits with a minimum denomination of $100,000 were as follows:

                                                  1996                1995
                                               -----------        -----------
Less than 3 months                             $17,450,681        $ 9,788,292
Over 3 months but less than 1 year              28,220,184         19,448,646
Over 1 year but less than 5 years                3,026,905          1,471,626
More than 5 years                                  111,371            105,100
                                               -----------        -----------

                                               $48,809,141        $30,813,664
                                               ===========        ===========

7.   Short-term Borrowings
     ---------------------

                                                         December 31,
                                              ---------------------------------
                                                 1996                   1995
                                              -----------           -----------

Advances from FHLB, collateralized by
  FHLB stock, funds on deposit with the
  FHLB, investments and loans:
    Interest at 5.79%, due May 1997           $ 8,000,000           $        --
    Interest at 5.87%, due May 1996                    --             8,000,000
Securities sold under agreement
  to repurchase                                 4,315,583             3,419,123
                                              -----------           -----------

                                              $12,315,583           $11,419,123
                                              ===========           ===========


Bancorp had available a credit facility from the FHLB in the amount of $39,512,800 at December 31, 1996 ($23,471,500 at December 31, 1995) at
prevailing market interest rates. In addition, Bancorp maintains federal funds lines with correspondent banks as a backup source of liquidity. At December 31, 1996 and 1995, Bancorp had $16,000,000 of federal funds lines available to draw against on an uncollateralized basis.

Securities sold under agreement to repurchase are due on demand, but generally range in duration from one to eighty-nine days. The interest payable on such borrowings was 5.75% and 4.70% at December 31, 1996 and 1995, respectively.

8.   Long-term Debt
     --------------

                                                         December 31,
                                              ---------------------------------
                                                 1996                   1995
                                              -----------           -----------
Bancorp:
  7% Convertible Debentures, semi-annual
  interest payments, without collateral,      $        --           $ 9,200,000
Bank:
  6.14% advance from FHLB, maturing August 6,
  1998, monthly interest payments,
  collateralized by FHLB stock, funds on
  deposit with the FHLB, investments
  and loans                                    10,000,000                    --
                                              -----------           -----------

                                              $10,000,000           $ 9,200,000
                                              ===========           ===========


The Bancorp 7.0% Convertible Debentures were convertible into Bancorp's common stock at the conversion rate of 101 shares of Bancorp common stock for each $1,000 principal amount of the debentures (equivalent to a conversion price of approximately $9.816 per share).

During 1996, Bancorp issued a call for redemption of the Debentures. Holders of the Debentures voluntarily converted $9,163,000 of the Debentures into 922,531 shares of Bancorp's common stock. The amount of debt converted, net of unamortized issue costs, was credited to common stock and additional paid-in-capital. Bancorp redeemed the remaining $37,000 of the Debentures for cash.

9.   Financial Instruments
     ---------------------

In the ordinary course of business, Bancorp enters into various transactions which include commitments to extend credit and standby letters of credit that are not included in the accompanying balance sheets. Bancorp applies the same credit standards to these commitments as it uses in all its lending processes and includes these commitments in its lending risk evaluations. Bancorp has no commitments to extend credit at below-market interest rates.

COMMITMENTS TO EXTEND CREDIT AND FINANCIAL GUARANTEES

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

Financial commitments at December 31 were as follows:

                                                1996                   1995
                                             -----------            -----------
  Commitments to extend credit               $84,263,000            $57,543,000
  Standby letters of credit                    3,111,000              4,016,000


Estimated Fair Value of Financial Instruments:



                                                                                December 31,
                                               ----------------------------------------------------------------------------
                                                               1996                                       1995
                                               ----------------------------------          --------------------------------
                                                  Carrying               Fair                Carrying              Fair
                                                    Value                Value                 Value               Value
                                               ------------          ------------          ------------        ------------

Financial assets:
   Cash and cash equivalents                   $ 38,397,505          $ 38,398,000          $ 36,721,459        $ 36,722,000
   Available-for-sale
        securities                               82,654,422            82,654,000            72,923,942          72,924,000
   Loans held for sale                            3,537,996             3,538,000             4,573,095           4,573,000
   Loans                                        265,091,644           266,158,000           186,517,192         186,372,000

Financial liabilities:
   Deposits                                    $339,955,245          $340,856,000          $267,880,292        $269,156,000
   Short-term borrowings                         12,315,583            12,316,000            11,419,123          11,419,000
   Long-term debt                                10,000,000            10,000,000             9,200,000          10,080,000


Off-balance sheet financial instruments:
        Commitments                                      --                    --                    --                  --


10.  Commitments and Contingencies
     -----------------------------

Leases:

Bancorp leases certain facilities under noncancelable lease arrangements. The major facilities leases are for terms of 5 to 50 years and generally provide renewal options. Rent expense under all operating leases was approximately $292,900, $393,600 and $313,400 in 1996, 1995 and 1994, respectively. Future minimum lease payments under these noncancelable operating leases as of December 31, 1996 are as follows:

   1997                                        $  316,300
   1998                                           290,700
   1999                                           211,200
   2000                                           166,900
   2001                                           170,200
   Later years                                  5,796,300
                                               ----------

        Total minimum lease payments           $6,951,600


Legal Matters

Bancorp previously filed suit against former legal counsel for negligence relating to prior litigation, and is currently negotiating a settlement of the dispute. Although management believes the outcome will be favorable, claim contingencies are not recognized as revenue until settled.

In the ordinary course of business, litigation arises from normal banking activities, the ultimate outcome of which, in the opinion of management, will not have a material adverse effect on Bancorp's consolidated financial position, results of operations or cash flows.

11.  Noninterest Expense
     -------------------

                                           For the Years Ended December 31,
                                      -----------------------------------------
                                          1996           1995           1994
                                      -----------    -----------    -----------
Salaries and employee benefits        $ 7,688,182    $ 6,457,661    $ 6,453,635
Premises and equipment                  1,825,632      1,643,309      1,309,452
Data processing                           171,691        166,328        212,212
Legal and professional                    571,907        550,756        837,757
Insurance                                  64,840        324,086        519,489
Communications                            288,763        295,408        288,070
Advertising                               486,313        353,430        352,455
Printing and stationery                   315,399        291,111        286,830
Litigation reserve or settlement               --             --        342,052
Write-down of assets to net
     realizable value                          --        275,000             --
Other                                     987,432      1,146,881      1,207,883
                                      -----------    -----------    -----------

     Total noninterest expense        $12,400,159    $11,503,970    $11,809,835
                                      ===========    ===========    ===========

12.  Income Taxes
     ------------

The provision for income taxes was comprised of the following at December 31:

                                      1996             1995           1994
                                   ----------       ----------     -----------
  Currently payable:
    Federal                        $2,756,513       $1,963,173     $  462,091
    State                             690,411          220,100        193,800
  Deferred provision (benefit)       (310,024)         (41,473)       881,509
                                   ----------       ----------     ----------

                                   $3,136,900       $2,141,800     $1,537,400
                                   ==========       ==========     ==========


The effective tax rate of the provision for income taxes varies from the federal income tax statutory rate for the following reasons:

                                      1996             1995           1994
                                   ----------       ----------     ----------

Expected federal income tax
  provision at 34%                 $3,281,407       $2,275,700     $1,713,300
State income tax, net of
  federal income tax effect           420,406          291,600        221,000
Interest income on obligations
  of states and political
  subdivisions exempt from
  federal taxation                   (609,604)        (343,400)      (379,400)
Other, net                             44,691          (82,100)       (17,500)
                                   ----------       ----------     ----------

                                   $3,136,900       $2,141,800     $1,537,400
                                   ==========       ==========     ==========


The components of the net deferred tax asset and liability at December 31 were as follows:

                                                       1995           1994
                                                    ----------     ----------

Deferred tax assets:
  Nonqualified benefit plans                        $  474,628     $  439,250
  Allowance for loan losses                            631,826        374,300
  Net unrealized losses on securities
    available-for-sale                                  20,930             --
  Leases                                                68,298             --
  Other, net                                            64,878        104,100
                                                    ----------     ----------
     Total deferred tax assets                       1,260,560        917,650
Deferred tax liabilities:
  FHLB stock                                           419,758        294,800
  Excess tax over book depreciation                     60,946         56,800
  Purchased companies                                   31,179         34,100
  Deferred loan fees                                    67,128        208,200
  Net unrealized gains on securities
    available-for-sale                                      --        368,180
  Other, net                                            73,649         46,804
                                                    ----------     ----------
     Total deferred tax liabilities                    652,660      1,008,884
                                                    ----------     ----------

     Net deferred tax asset (liability)             $  607,900     $  (91,234)
                                                    ==========     ==========


Bancorp's provision for income taxes for 1996, 1995 and 1994 included $2,200, $21,600 and $39,200, respectively, related to gains on sales of investment securities.

13.  Transactions with Related Parties
     ---------------------------------

Activity with respect to loans receivable from directors and their affiliates and executive officers of Bancorp and subsidiaries was as follows:

                                                       1995           1994
                                                    ----------     -----------

Balance at January 1                               $ 4,930,420     $ 5,663,376
Additions or renewals                                5,200,304      13,364,339
Amounts collected or renewed                        (4,059,282)    (14,097,295)
                                                   -----------     -----------

Balance at December 31                             $ 6,071,441     $ 4,930,420
                                                   ===========     ===========


In addition, approximately $1,801,600 of commitments to extend credit to directors and officers were outstanding at December 31, 1996 ($2,722,000 at December 31, 1995), and are included as part of commitments in Note 9.

14.  Stock Options
     -------------

Bancorp has two Nonemployee Director Stock Option Plans ("Director Plans") - 1988 and 1993, and two Incentive Stock Option Plans ("Incentive Plans") - 1983 and 1993, and a 1995 Stock Incentive Plan ("Option Plan").

Director Plans
--------------

Under the Director Plans, shares of common stock are reserved for issuance at their fair market value at the date of grant to nonemployee directors of Bancorp and its subsidiaries. Options become exercisable based on various plan criteria. Options expire ten years after the date of grant and are subject to earlier expiration in the event an optionee ceases to be a director. At December 31, 1996, options covering 112,764 shares were outstanding under the Director Plans, 85,180 being exercisable at December 31, 1996. At December 31, 1996, 150,235 shares were reserved under the Director Plans, including 37,471 shares available for future grant under the 1993 Director Plan. Options granted to directors have been under the 1993 Director Plan or the 1995 Option Plan since June 1994 when the 1988 Director Plan was discontinued.

Incentive Plans
---------------

Under the Incentive Plans for key management officers, shares of common stock are reserved for issuance at their fair market value at the date of grant. Options expire ten years after the date of grant and are subject to earlier expiration in the event an optionee ceases to be an employee. Options vest in accordance with the vesting schedule set at the time the options are granted. At December 31, 1996, 240,294 options were outstanding and 240,632 shares were reserved under the 1993 Incentive Plan, including 338 shares available for future grant. Options covering 169,146 shares outstanding under the 1993 Incentive Plan were exercisable at December 31, 1996. At December 31, 1996, all options granted under the 1983 Incentive Plan had been exercised or had expired and no shares were available for future grant.

Option Plan
-----------

Under the Option Plan, 254,100 shares are reserved for issuance to employees, directors or consultants as either incentive stock options, nonstatutory stock options or restricted stock awards with 134,970 shares available for future grant. The exercise price for incentive stock options must be no less than the fair market value of the underlying shares on the date of grant. The exercise price of nonstatutory stock options and the price to be paid for restricted stock will be established by a committee of the Board of Directors. Incentive stock options may only be granted to employees. The duration of options granted will be established by a committee of the Board of Directors; however, the maximum term of incentive stock options is ten years. At December 31, 1996, 46,200 of the 119,130 options outstanding under the Option Plan were exercisable.

Transactions involving the plans are summarized as follows:


                                           1996                                 1995                                1994
                                 --------------------------          ---------------------------        ---------------------------
                                   Number         Option               Number          Option            Number           Option
Option Shares:                   of Shares         Price             of Shares          Price           of Shares          Price
                                 ---------        ------             ---------         ------           ---------         ------

Outstanding, January 1            534,440      $  .52-$ 9.15           527,868      $  .52-$ 6.63         550,156     $  .52-$ 6.45

Granted                            74,249      $11.36-$11.53           102,592      $ 7.90-$ 9.15          23,107     $ 7.10-$ 7.55
Expired                                --                              (25,416)                                --
Exercised                        (136,501)     $  .52-$ 7.45           (70,604)     $  .52-$ 6.45         (45,395)    $  .52-$ 1.14
                                 --------                            ---------                           --------

Outstanding, December 31          472,188      $ 1.21-$11.82           534,440      $  .52-$ 9.15         527,868     $  .52-$ 6.63
                                 ========                            =========                           ========



No compensation cost has been recognized for the options issued under the stock option plans. Bancorp adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value of the options at the date of grant consistent with the provisions of SFAS No. 123, Bancorp's proforma net income and proforma earnings per share would have been as follows:

                                                    1996                1995
                                                 ----------          ----------

Net income -- as reported                        $6,514,288          $4,551,318
Net income -- pro forma                          $6,457,978          $4,551,318

Earnings per share -- as reported                $     1.11          $      .82
Earnings per share -- pro forma                  $     1.10          $      .82


The proforma effect on net income for 1996 and 1995 is not representative of the proforma effect in future years because compensation expense related to grants made prior to 1995 and which vest in subsequent years is not considered. For purposes of the above proforma information, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                      1996              1995
                                                    -------           ------
Risk-free interest rate                               6.65%            7.70%
Expected life (in years)                              7.25             7.25
Expected volatility                                  29.35%           29.71%
Expected dividend yield                               7.50%            7.50%

15.  Shareholders' Equity
     --------------------


Preferred Stock

At December 31, 1996 and 1995, Bancorp had 10,000,000 shares of authorized but unissued $5.00 par value preferred stock, which is comprised of 5,000,000 shares each of voting and nonvoting stock.

Stock Splits

On January 14, 1997, the Board of Directors declared a 10% stock split, payable February 21, 1997, in the form of a distribution of one additional share of the Bancorp's common stock for each ten shares owned by shareholders of record at the close of business on January 31, 1997. Par value remained at $2 per share. The stock split resulted in the issuance of 594,131 additional shares of common stock from authorized but unissued shares. The issuance of authorized but unissued shares resulted in the transfer of $1,188,262 from additional paid-in capital to common stock, representing the par value of the shares issued.

16.  Employee Benefit Plan
     ---------------------

The Bank has an employee savings plan (401(k)) and profit sharing plan which covers all full-time employees over age 21 with one year of service. The employee savings plan allows employees to contribute between 2% to 15% of their salary on a tax deferred basis. For 1996, 1995 and 1994, the Bank matched 75% of employee contributions up to 6% of their salary. The Bank matching contributions are determined annually by the Board of Directors. In addition to the matching contributions, the Bank also makes discretionary contributions to the profit sharing plan. The Bank's policy is to fund contributions as accrued. The Bank's contributions to the employee savings plan was $300,000 for 1996 ($200,000 for 1995 and $150,000 for 1994).

17.  Regulatory Matters
     ------------------

Dividends:

The Bank, as a state-chartered bank, is prohibited from declaring or paying any dividend in an amount greater than undivided profits. At December 31, 1996, $12,381,600 was available from the Bank for the payment of dividends to Bancorp without prior regulatory approval.

Bancorp and the Bank are subject to the regulations of certain federal and state agencies, and receive periodic examinations by those regulatory authorities.

Regulatory Capital:

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 11, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's capital amounts and ratios are presented in the table below:

                                                                     To Be Well
                                                                    Capitalized
                                                          For      Under Prompt
                                                        Capital     Corrective
                                                        Adequacy      Action
                                              Actual    Purposes    Provisions
                                   Amount     Ratio      Ratio         Ratio
                                   ------     ------    --------   ------------
As of December 31, 1996:

  Total Capital
    (to Risk-Weighted Assets)   $43,444,600   13.2%       8.0%         10.0%
  Tier I Capital
    (to Risk-Weighted Assets)   $40,844,900   12.4%       4.0%          6.0%
  Tier I Capital
    (to Average Assets)         $40,844,900   10.2%       4.0%          5.0%

18.  Parent Company Financial Information
     ------------------------------------

Condensed financial information for Centennial Bancorp (Parent Company only) is presented below:

                    Condensed Balance Sheets (Unconsolidated)

December 31,                                        1996                1995
                                                 -----------        -----------

Assets
------

Cash, deposited with the Bank                    $ 3,795,814        $ 4,220,201
Equipment, net                                        59,652             75,231
Deferred tax asset                                   422,181            274,292
Other assets                                       1,443,343          2,181,420
Investment in subsidiaries at cost plus
  equity in earnings                              36,881,427         30,203,182
                                                 -----------        -----------

     Total assets                                $42,602,417        $36,954,326
                                                 ===========        ===========

Liabilities and Shareholders' Equity
Liabilities:
  Accrued interest and other liabilities         $ 1,256,558        $ 1,364,266
  Long-term debt                                          --          9,200,000
                                                 -----------        -----------
    Total liabilities                              1,256,558         10,564,266

Shareholders' equity                              41,345,859         26,390,060
                                                 -----------        -----------

    Total liabilities and shareholders' equity   $42,602,417        $36,954,326
                                                 ===========        ===========



                 Condensed Statements of Income (Unconsolidated)

Years ended December 31,                  1996           1995           1994
                                      -----------    -----------    -----------

Cash dividends from the Bank          $        --    $        --    $   120,000
Other income                                3,829        385,809         14,286
Gain on sale of investments                    --         44,272         38,665
Other interest income from
  the subsidiaries                        232,648        543,259        181,736
                                       ----------     ----------     ----------
                                          236,477        973,340        354,687
                                       ----------     ----------     ----------
Expense:
Salaries and employee benefits            459,420      1,078,378        502,108
Interest expense                          586,059        694,643        520,660
Other                                     298,995        631,105        345,269
                                       ----------     ----------     ----------
                                        1,344,474      2,404,126      1,368,037
                                       ----------     ----------     ----------
Loss before income tax benefit and
  equity in undistributed earnings
  of subsidiaries                      (1,107,997)   (1,430,786)     (1,013,350)
Income tax benefit                        393,954        542,605        267,224
                                       ----------     ----------     ----------
Loss before equity in undistributed
  earnings of subsidiaries               (714,043)     (888,181)       (746,126)
Equity in undistributed earnings
  of subsidiaries                       7,228,331      5,439,499      4,247,705
                                       ----------     ----------     ----------

Net income                             $6,514,288     $4,551,318     $3,501,579
                                       ==========     ==========     ==========

               Condensed Statements of Cash Flows (Unconsolidated)
                           Increase (Decrease) in Cash

Years ended December 31,                  1996           1995           1994
                                      -----------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                          $ 6,514,288    $ 4,551,318    $ 3,501,579
ADJUSTMENTS TO RECONCILE NET
  INCOME TO NET CASH USED BY
  OPERATING ACTIVITIES:
  Gain on sale of securities                   --        (44,272)       (38,665)
  Depreciation and amortization            99,168         99,168         99,646
  Undistributed earnings
    of subsidiaries                    (7,228,331)    (5,439,499)    (4,247,705)
  Deferred tax benefit                   (147,889)       (51,636)       (78,956)
  Changes in assets and liabilities:
    Decrease (increase) in other assets   126,869       (387,457)    (1,118,760)
    Increase (decrease) in accrued
      interest and other liabilities     (107,708)       412,261        (52,655)
                                      -----------    -----------    -----------
    Net cash used in
      operating activities               (743,603)      (860,117)    (1,935,516)
                                      -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of securities             --        498,377        425,160
  Proceeds from sale of Harding Fletcher       --        155,131             --
  Proceeds from sale of assets              9,819             --             --
  Payments made from (to)
    subsidiaries, net                          --        398,676     (2,991,358)
                                      -----------    -----------    -----------
    Net cash provided by (used in)
      investing activities                  9,819      1,052,184     (2,566,198)
                                      -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                 --             --      9,200,000
  Payments on long-term debt              (37,000)            --       (959,375)
  Proceeds from exercise of
    stock options                         346,397         86,917         31,353
                                      -----------    -----------    -----------
    Net cash provided by
      financing activities                309,397         86,917      8,271,978
                                      -----------    -----------    -----------
Net increase (decrease) in cash          (424,387)       278,984      3,770,264
Cash at beginning of year               4,220,201      3,941,217        170,953
                                      -----------    -----------    -----------

Cash at end of year                   $ 3,795,814    $ 4,220,201    $ 3,941,217
                                      ===========    ===========    ===========


Noncash investing activity:
  Conversion of debentures to
    common stock                      $ 9,163,000    $        --    $        --
  Net costs attributable to
    debentures converted                 (662,301)            --             --
  Cash paid in lieu of issuance of
    fractional shares                        (438)            --             --
                                      -----------    -----------    -----------
                                      $ 8,500,261    $        --    $        --
                                      ===========    ===========    ===========
  Change in net unrealized holding
    gain (loss) on securities
    available-for-sale:
    Bancorp                           $        --    $     3,770    $     2,340
    The Bank                             (634,890)     2,514,390     (1,953,575)

For purposes of reporting cash flows, cash represents amounts due from banks. Bancorp paid approximately $641,500, $652,900 and $358,200 in interest on borrowings in 1996, 1995 and 1994, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THIS ANNUAL REPORT, THE WORDS "ANTICIPATE," "BELIEVE" AND "EXPECT," AND WORDS OR PHRASES OF SIMILAR IMPORT, ARE INTENDED TO INDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE: CHANGES IN GENERAL BUSINESS AND ECONOMIC CONDITIONS, PARTICULARLY IN OREGON; CHANGES IN THE INTEREST RATE ENVIRONMENT; COMPETITIVE FACTORS, INCLUDING INCREASED COMPETITION AND INTEREST RATE PRESSURES; CHANGES IN REGULATORY OR OTHER EXTERNAL FACTORS; AND OTHER FACTORS LISTED FROM TIME TO TIME IN BANCORP'S SEC REPORTS, INCLUDING BUT NOT LIMITED TO, EXHIBIT 99.1 TO BANCORP'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996, WHICH IS INCORPORATED HEREIN BY REFERENCE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. BANCORP DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.


HIGHLIGHTS

     Centennial Bancorp reported net income of $6.5 million, or $1.11 per share, in the year ended December 31, 1996. This represented a 43.1% increase in net income, as compared to $4.6 million, or $.82 per share, in 1995. Net income in 1995 represented a 30.0% increase from 1994's net income of $3.5 million, or $.64 per share. The return on average assets was 1.82% in 1996 compared to 1.62% in 1995 and 1.53% in 1994. The increased earnings for 1996 and 1995 primarily reflected increased net interest income due to the expansion of Bancorp's interest-earning assets each year.

     At December 31, 1996, total assets increased $89.7 million to $407.2 million. This increase represented a 28.3% increase over total assets at December 31, 1995. Earning assets at December 31, 1996 represented 90.2% of total assets, which represented an increase over December 31, 1995 when earning assets were 89.1% of total assets.

     In November 1996, Bancorp called for redemption its 7.0% Convertible Debentures. Bancorp originally issued $9.2 million of the 7.0% Convertible Debentures in April 1994. Prior to the redemption call date, holders of $9,163,000 of the 7.0% Convertible Debentures voluntarily converted their debentures to Bancorp common stock. A total of $37,000 of the 7.0% Convertible Debentures were redeemed for cash. Elimination of the 7.0% Convertible Debentures will reduce interest expense approximately $580,000 in 1997 and subsequent years.

     Subsequent to December 31, 1996, the Bank announced the receipt of regulatory approvals for two additional branches in the Portland metropolitan area. A branch office opened in January 1997 in the Lloyd Center District in a leased facility. The Bank is in the process of finalizing the purchase of property for a branch in the Tanasbourne area of Hillsboro. The Bank intends to house that branch in a temporary office at the property site during construction of the permanent facility. Mortgage Co. expects to open a residential mortgage origination office in the Bank's Lloyd Center District branch, and is reviewing other sites in the Portland area.

NET INTEREST INCOME

     For most financial institutions, including Bancorp, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to net interest income divided by interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During 1996, 1995 and 1994, Bancorp's average interest-earning assets were $323 million, $252 million and $205 million, respectively. During these same years, Bancorp's net interest margin was 6.70%, 6.66% and 7.24%, respectively.

     AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID


     The following table sets forth for 1996, 1995 and 1994 information with regard to average balances of assets and liabilities, as well as total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant average yields or rates, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities for Bancorp.


Year ended December 31,                     1996                               1995                              1994
                             --------------------------------   --------------------------------   ---------------------------------
                                          Interest   Average                 Interest  Average                 Interest   Average
                              Average     income or  yield or    Average    income or  yield or    Average     income or  yield or
                             balance(1)    expense    rates     balance(1)   expense    rates     balance(1)    expense    rates
                             ----------   ---------  --------   ----------  ---------  --------   ----------   ---------  --------

ASSETS:                                                              (Dollars in thousands)

Interest-bearing deposits
  with banks                 $ 10,872      $   579     5.33%    $  5,971    $   352      5.90%    $  2,498     $   110      4.40%
Investment securities
  -- taxable                   43,928        2,894     6.59       40,116      2,403      5.99       36,632       1,927      5.26
Investment securities
  -- tax-exempt(2)             39,037        3,112     7.97       24,159      1,827      7.56       23,040       1,866      8.10
Federal funds sold              2,265          122     5.39        5,618        317      5.64        3,349         131      3.91
Loans and loans held for
  sale(3)                     226,965       26,299    11.59      176,384     20,909     11.85      139,672      16,003     11.46
                             --------      -------             ---------    -------               --------     -------
  Total interest-earning
    assets/interest income    323,067       33,006    10.22      252,248     25,808     10.23      205,191      20,037      9.77
Reserve for loan losses        (2,237)                            (1,824)                           (1,652)
Cash and due from banks        20,274                             16,975                            14,562
Premises and equipment, net     9,339                              8,477                             5,981
Other assets                    7,201                              5,876                             5,193
                             --------                           --------                          --------
      Total assets           $357,644                           $281,752                          $229,275
                             ========                           ========                          ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY:
Savings and interest-bearing
      demand deposits        $128,611        4,440     3.45     $107,983      3,352      3.10     $101,256       2,333      2.30
Time deposits                 100,549        5,208     5.18       71,912      4,146      5.77       47,258       2,106      4.46
Short-term borrowings          11,399          833     7.31       13,823        861      6.23        4,259         174      4.09
Long-term debt                 16,443          887     5.39        9,200        645      7.01        7,410         559      7.54
                             --------      -------              --------     ------               --------     -------
  Total interest-bearing
    liabilities/interest
    expense                   257,002       11,368     4.42      202,918      9,004      4.44      160,183       5,172      3.23
Demand deposits                66,525                             53,399                            47,406
Other liabilities               2,617                              2,133                             2,984
                             --------                           --------                          --------
  Total liabilities           326,144                            258,450                           210,573
Shareholders' equity           31,500                             23,302                            18,702
                             --------                           --------                          --------
  Total liabilities and
    shareholders' equity     $357,644                           $281,752                          $229,275
                             ========      -------              ========    -------               ========
Net interest income(2)                     $21,638                          $16,804                            $14,865
                                           =======                          =======                            =======
Net interest spread(2)                                 5.80%                             5.79%                              6.54%
                                                      =====                             =====                              =====
Net interest margin(2)                                 6.70%                             6.66%                              7.24%
Average interest-earning
  assets to average interest-
  bearing liabilities             126%                               124%                              128%


(1)  Average balances are based on daily averages and include nonaccrual loans.
(2) Average yield on nontaxable securities, net interest spread and net interest margin have been computed on a 34% tax-equivalent basis.
(3) Nonaccrual loans ($994,600 in 1996 and $631,100 in 1995) have been included in the computation of average loans and loans held for sale. Loan fees recognized during the period and included in the yield calculation totalled $3,745,900 in 1996 and $2,541,800 in 1995.


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


                                                     1996 vs. 1995                                        1995 vs. 1994
                                                       Change in                                            Change in
                                                  net interest income                                 net interest income
                                                        due to                                               due to
                                        ---------------------------------------           -----------------------------------------
                                        Volume           Rate             Total           Volume              Rate            Total
                                        ------           ----             -----           ------              ----            -----
                                                                           (In thousands)


Interest income:
  Balances due from banks               $  275          $  (48)          $  227           $  179           $   63           $  242
  Investment securities - taxable          240             251              491              196              280              476
  Investment securities - tax-exempt     1,156             129            1,285               88             (127)             (39)
  Federal funds sold                      (185)            (10)            (195)             108               78              186
  Loans and loans held for sale          5,928            (538)           5,390            4,279              627            4,906
                                        ------          ------           ------           ------           ------           ------
        Total interest income            7,414            (216)           7,198            4,850              921            5,771
                                        ------          ------           ------           ------           ------           ------

Interest expense:
  Deposits:
        Savings and interest-bearing
          demand                           676             412            1,088              182              837            1,019
        Time 1,567                        (505)          1,062            1,260              780            2,040
  Short-term borrowings                   (164)            136              (28)             493              194              687
  Long-term debt                           449            (207)             242              130              (44)              86
                                        ------          ------           ------           ------           ------           ------
        Total interest expense           2,528            (164)           2,364            2,065            1,767            3,832
                                        ------          ------           ------           ------           ------           ------
Net interest income                     $4,886          $  (52)          $4,834           $2,785           $ (846)          $1,939
                                        ======          ======           ======           ======           ======           ======

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


     NET INTEREST INCOME

     Bancorp's net interest income increased to $21.6 million, on a tax-equivalent basis, in 1996 as compared to $16.8 million in 1995 and $14.9 million in 1994. During 1996, average interest-earning assets increased to $323 million as compared to average interest-earning assets of $252 million in 1995 and $205 million in 1994. At the same time, average interest-bearing liabilities increased to $257 million in 1996 from $203 million in 1995 and $160 million in 1994.

     Because the increases in average interest-earning assets were greater than the increases in average interest-bearing liabilities in 1996 and 1995, Bancorp recognized an increase in net interest income.

     The average yield earned on interest-earning assets decreased by .01% (1 basis point) in 1996, while the average rate paid on interest-bearing liabilities decreased by .02% (2 basis points). Because the decrease in the average yield earned on interest-earning assets was less than the decrease in the average rate paid on interest-bearing liabilities, Bancorp experienced an increase in net interest margin in 1996 as compared to 1995. The increase in net interest margin in 1996 served to increase Bancorp's net interest income.

     During 1996 and 1995, Bancorp increased its interest-bearing deposits and long-term debt in anticipation of strong loan demand expected in Bancorp's markets. The increase in interest-bearing deposits was brought about by offering more competitive rates for certain deposits. The increase in long-term debt occurred when the Bank borrowed $10 million from the Federal Home Loan Bank of Seattle. The increase in long-term debt was offset in part when Bancorp called its Convertible Debt for redemption.

     During 1996, Bancorp experienced a relatively stable interest rate environment with rates declining modestly from the rates experienced during 1995. During 1995, Bancorp experienced a declining interest rate environment, caused primarily by the Federal Reserve Bank's decreases in its discount rate and the market reactions thereto. A significant portion of Bancorp's loans are immediately repricable upon a change in interest rates (65% and 58% of outstanding loans at December 31, 1996 and 1995, respectively). This provides a benefit to Bancorp in a rising interest rate market, but is a detriment to earnings in a falling interest rate market until the market stabilizes. An increase in the volume of loans can mitigate the negative effects of a falling interest rate market.

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

     PROVISION FOR LOAN LOSSES

     Management's policy is to maintain an adequate reserve for loan losses. In 1996, Bancorp charged a $735,000 loan loss provision to income, as compared to $350,000 in 1995 and $316,000 in 1994. In 1996, loan charge-offs, net of recoveries were $64,000, as compared to loan charge-offs, net of recoveries of $122,000 in 1995 and $130,000 in 1994.

     Bancorp's reserve for loan losses was $2.6 million at December 31, 1996, as compared to $1.9 million at December 31, 1995 and $1.7 million at December 31, 1994. The ratio of the reserve for loan losses to total nonperforming loans was 137%, 172% and 192% at December 31, 1996, 1995 and 1994, respectively.

     Management attributes the relatively low levels of loans charged off, net of recoveries, during 1996, 1995 and 1994 to the loan approval processes and monitoring systems implemented in prior years. Management continues its efforts to collect amounts previously charged off and to originate new loans of high quality.

     NONINTEREST INCOME

     Noninterest income decreased $181,000 to $2.1 million in 1996 as compared to 1995, and decreased $585,000 in 1995 as compared to 1994. The decrease in noninterest income in 1996 was primarily attributable to decreases in loan servicing fees, other noninterest income and gains recognized on sales of investment securities, which were offset in part by an increase in gains recognized on sales of residential mortgage loans. The decrease in 1995 was primarily attributable to a decrease in activities of and the sale of Harding Fletcher in August 1995, but was also attributable to a decrease in gains recognized on sales of residential mortgage loans originated by Centennial Mortgage.

     In August 1995, Bancorp sold the principal assets of Harding Fletcher, which eliminated during 1996 the loan servicing fees generated by Harding Fletcher. During 1996, Bancorp received Federal National Mortgage Association and Federal Home Loan Mortgage Corporation approval to service residential mortgage loans. During the third quarter of 1996, Bancorp began retaining the servicing rights on residential mortgage loans originated by Mortgage Co. which are sold to third-party investors. Bancorp anticipates an increase in loan servicing fees in 1997 and subsequent years as it continues to originate residential mortgage loans and retain the servicing rights. However, Bancorp anticipates that this will offset in part the reduced gains Mortgage Co. is able to recognize on sales of the residential mortgage loans due to the lower value of such loans when sold with servicing rights retained.

     Bancorp experienced a decrease of $240,000 in loan servicing fees in 1996 as compared to 1995, and a decrease of $191,000 in loan servicing fees in 1995 as compared to 1994. Loan servicing fees were primarily collected through Harding Fletcher, which was sold in August 1995. 1994 represented the only full year of Bancorp's ownership of Harding Fletcher.

     Bancorp experienced an increase of $219,000 in gains on sales of loans in 1996 as compared to 1995, but experienced a decrease of $171,000 in gains on sales of loans in 1995 as compared to 1994. The increase experienced in 1996 was primarily due to an increase in residential mortgage loans originated through Mortgage Co., while the decrease in 1995 was primarily due to a decrease in residential mortgage refinance lending activity, and competitive factors which increasingly limited the gain Bancorp was able to recognize on the sale of loans to third-party investors.

     Bancorp experienced decreases of $160,000 in other noninterest income in 1996 as compared to 1995 and $223,000 in 1995 as compared to 1994. The largest components of the decrease in 1996 were the non-recurrence of a $40,000 gain recognized on the sale of a Bank department in 1995 and the $64,000 gain recognized on the sale of Harding Fletcher in 1995. The decrease in other noninterest income in 1995 was attributable in part to a reduction in lease income received (approximately $110,000 was collected for the nine months ended September 30, 1994) from the former Bancorp and Bank head office facility which was reclassified as an other asset in 1994, after Bancorp and the Bank vacated the building to occupy a new head office facility. The former head office building was sold in September 1994 for a gain of $93,000. Other noninterest income also decreased in 1995 due to a decrease in insurance sales commissions received.

     NONINTEREST EXPENSE

     Noninterest expense increased $896,000 to $12.4 million in 1996 as compared to 1995. This increase was primiarly attributable to increases in salaries and employee benefits, premises and equipment and advertising, which were offset in part by decreases in insurance expenses and other noninterest expenses.

     Noninterest expense decreased $307,000 to $11.5 million in 1995 from $11.8 million in 1994. This decrease was primarily due to the decreases in legal and professional expenses, insurance expenses and other noninterest expense, and was due in part to the sale of Harding Fletcher in August 1995. This decrease was offset in part by an increase in premises and equipment expense and a write-down of an asset to its net realizable value.

     Salaries and employee benefits increased $1.2 million to $7.7 million in 1996 as compared to 1995. This increase was primarily due to additions to staff to accommodate Bancorp's increased operations. Salaries and employee benefits remained relatively constant in 1995 as compared to 1994.

     Premises and equipment expense increased to $1.8 million in 1996 as compared to $1.6 million in 1995 and $1.3 million in 1994. The increases in 1996 and 1995 were primarily due to the additional expenses incurred in the Bank's occupancy of the Pacific Corporate Center Office permanent facility in Tigard, Oregon.

     Data processing expense was $172,000 in 1996, $166,000 in 1995, and $212,000 in 1994. The increased expense in 1994 was primarily due to data processing equipment and software upgrade expenses incurred to accommodate Centennial Bank's Tigard branch location and the two branches acquired through the merger of CG Bancorp into Bancorp. In addition, CG Bancorp incurred contract data processing expenses in 1994 prior to the merger. The decreases in 1996 and 1995 resulted from efficiencies of operations after the merger as compared to operating the banks separately.

     Legal and professional fees increased by $21,000 in 1996 as compared to 1995. Legal and professional fees decreased by $287,000 in 1995 as compared to 1994, due to the resolution of litigation outstanding against the Bank during the latter part of 1994. This decrease was offset in part by legal fees incurred in 1995 due to the sale of Harding Fletcher.

     Insurance expenses decreased $259,000 to $65,000 in 1996 as compared to $324,000 in 1995 and $520,000 in 1994. This decrease was due to an assessment rate reductions on Federal Deposit Insurance coverage.

     Advertising expenses increased $133,000 to $486,000 in 1996 as compared to $353,000 in 1995 and $352,000 in 1994. The 1996 increase was due to an increase in Bancorp's advertising budget, primarily to promote its expanding presence in the Portland-area market.

     Other noninterest expense decreased $434,000 to $987,000 in 1996 as compared to $1.4 million in 1995. This decrease was due to an insurance recovery during 1996. Other noninterest expense remained relatively constant in 1995 as compared to 1994.

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

     The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 1996, and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from Bancorp's internal data and, although the information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Such factors may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities. Management does not consider savings and negotiable order of withdrawal ("NOW") accounts to be interest-rate-sensitive. Excluding those accounts, Bancorp's variable-rate assets exceed variable-rate liabilities, and its fixed-rate assets exceed fixed-rate liabilities.


                                                                           December 31, 1996
                                                                 Amount maturing or repricing within:
                                              --------------------------------------------------------------------------------
                                                                   Three
                                              Less than          months to
                                                three            less than          One to          Over five
                                                months           one year         five years          years             Total
                                              ---------          ---------        ----------        ---------         --------
                                                                           (Dollars in thousands)

Interest-earning assets:
  Fixed-rate loans                            $  6,586           $ 12,626          $38,809           $ 36,984         $ 95,005
  Variable-rate loans                          156,802              4,787            8,469              3,567          173,625
  Investment securities                             --              1,129           10,294             71,231           82,654
  Federal Home Loan Bank stock                   4,366                 --               --                 --            4,366
  Other interest-earning assets                 11,570                 --               --                 --           11,570
                                              --------           --------          -------           --------         --------
    Total interest-earning assets              179,324             18,542           57,572            111,782          367,220

Cash and due from banks                                                                                                 26,828
Other noninterest-earning assets                                                                                        13,138

     Total assets                                                                                                     $407,186
Interest-bearing liabilities:
  Savings and interest-bearing
    demand deposits                            144,406                 --               --                 --         $144,406
  Certificates of deposit of
    $100,000 or more                            17,451             28,220            3,027                111           48,809
  Other time accounts                           12,814             53,258            6,317                 --           72,389
  Short-term borrowings                          4,316              8,000               --                 --           12,316
  Long-term debt                                    --                 --           10,000                 --           10,000
                                              --------           --------          -------            -------         --------
     Total interest-bearing liabilities        178,987             89,478           19,344                111          287,920

Other noninterest-bearing liabilities                                                                                   77,920
Shareholders' equity                                                                                                    41,346
     Total liabilities and shareholders'
       equity                                                                                                         $407,186

Interest rate GAP                             $    337           $(70,936)        $ 38,228           $111,671
                                              ========           ========         ========           ========
Cumulative interest rate GAP                  $    337           $(70,599)        $(32,371)          $ 79,300
                                              ========           ========         ========           ========
GAP ratio (GAP/total assets)                       .08%            (17.42)%           9.39%             27.43%
Cumulative GAP ratio                               .08%            (17.34)%          (7.95)%            19.48%


The following table presents the aggregate maturities of loans in each major category of Bancorp's loan portfolio at December 31, 1996. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments.

                                                 Due
                                  -----------------------------------
                                               After one                Total
                                   Within     but within     After     loans by
Loan category                     one year    five years   five years  category
                                  --------    ----------   ----------  --------
                                           (Dollars in thousands)

Commercial                        $ 85,115     $22,367      $ 9,334    $116,816
Real estate -- mortgage             30,713      13,512       25,902      70,127
Real estate -- construction         58,516       5,982        1,746      66,244
Installment                          4,778       1,584           63       6,425
Loans held for sale                     --          --        3,538       3,538
Lease financing                        113       3,662           --       3,775
Other                                1,950         582          102       2,634
Less deferred loan fees               (384)       (411)        (134)       (929)
                                  --------     -------      -------    --------

   Total loans by maturity        $180,801     $47,278      $40,551    $268,630
                                  ========     =======      =======    ========

     Of Bancorp's $87.8 million of loans that mature after one year, a total of $75.8 million (86.3%) are fixed-rate loans, and a total of $12.0 million (13.7%) are variable-rate loans.

     At December 31, 1996, $95.0 million (approximately 35.4% of Bancorp's loan portfolio) had fixed interest rates and $173.6 million (approximately 64.6%) had variable interest rates.

PROVISION FOR INCOME TAXES

     Bancorp's provision for income taxes was $3.1 million in 1996, $2.1 million in 1995 and $1.5 million in 1994. Bancorp's effective tax rates for financial reporting were 32.5% in 1996, 32.0% in 1995 and 30.5% in 1994. The effective tax rate varies from the federal statutory rate of 34% primarily because of nontaxable interest income and state income taxes. See Note 12 of Notes to Consolidated Financial Statements.

LIQUIDITY AND SOURCES OF FUNDS

      Bancorp's primary sources of funds are customer deposits, sales and maturities of investment securities, loan sales, loan repayments, net income and the use of federal funds markets. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not. The Bank's deposits increased to $340 million at December 31, 1996 from $268 million at December 31, 1995 and $216 million at December 31, 1994, primarily because of an ongoing business development program, and expansion of the Bank's presence in the Portland-area through operation of the Pacific Corporate Center Office in Tigard.

      Net loans and loans held for sale increased to $266 million at December 31, 1996 from $189 million at December 31, 1995 and $160 million at December 31, 1994. These increases were primarily due to the Bank's business development activities and the real estate construction program initiated by Centennial Mortgage in 1994.

      The Bank maintains federal funds lines with correspondent banks as a backup source of temporary liquidity. At December 31, 1996 and 1995, the Bank had $16 million of federal funds lines available to draw against on an uncollateralized basis. No borrowings were outstanding under the federal funds lines at those dates.

      During 1994, the Bank obtained a cash management credit facility from the FHLB in the amount of $9.8 million. The credit facility increased and, at December 31, 1996, the Bank had $39.5 million of credit available from the FHLB ($23.5 million at December 31, 1995). The credit facility is limited to 10% of the Bank's assets, measured on a quarterly basis, and is collateralized by the FHLB stock owned by the Bank and by all its other assets.

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

CAPITAL RESOURCES

      Total shareholders' equity increased to $41.3 million at December 31, 1996 from $26.4 million at December 31, 1995 and $19.2 million at December 31, 1994. Total shareholders' equity was increased during 1996 not only by net income, but also by the effects of stock options exercised ($576,100) and the conversion of Convertible Debentures ($8.5 million). Shareholders' equity (Tier I Capital) was 10.2% of average assets in 1996 as compared to 8.3% in 1995 and 8.2% in 1994.

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

      The following table sets forth the high and low bid prices for the Common Stock on the Nasdaq National Market for the last two years:

                                           High                      Low
                                          ------                   ------

Year ended December 31, 1996:
     First quarter                        $11.04                   $ 9.96
     Second quarter                        12.99                    10.39
     Third quarter                         11.82                    11.26
     Fourth quarter                        14.55                    12.05

Year ended December 31, 1995:
     First quarter                        $ 8.43                   $ 6.30
     Second quarter                         7.68                     7.13
     Third quarter                          8.46                     7.13
     Fourth quarter                        11.02                     7.67

      At February 28, 1997, Bancorp had 6,553,013 shares of Common Stock outstanding held by 1,206 shareholders of record.

      Bancorp has never declared or paid cash dividends to shareholders and has no intention to do so in the forseeable future.

QUARTERLY FINANCIAL DATA
(In thousands, except per share amounts)


                                     First             Second              Third              Fourth
                                    Quarter            Quarter            Quarter             Quarter             Total
                                    -------            -------            -------             -------            ------

     1996
--------------------
Interest income                     $7,079             $7,628             $8,361              $8,990             $32,058
Interest expense                     2,456              2,646              3,014               3,252              11,368
                                    ------             ------             ------              ------             -------
Net interest income                  4,623              4,982              5,347               5,738              20,690

Loan loss provision                    150                135                300                 150                 735
Income before income
  taxes                              2,153              2,320              2,459               2,719               9,651
Net income                           1,453              1,566              1,660               1,835               6,514
Earnings per share:
  Primary                           $  .26             $  .27             $  .28              $  .30             $  1.11
  Fully diluted                     $  .24             $  .25             $  .26              $  .28             $  1.03

     1995
--------------------
Interest income                     $5,621             $6,225             $6,468              $6,960             $25,274
Interest expense                     1,900              2,181              2,389               2,534               9,004
                                    ------             ------             ------              ------             -------
Net interest income                  3,721              4,044              4,079               4,426              16,270

Loan loss provision                     75                 75                125                  75                 350
Income before income
  taxes                              1,381              1,532              1,803               1,977               6,693
Net income                             939              1,037              1,236               1,339               4,551
Earnings per share:
  Primary                           $  .17             $  .19             $  .23              $  .23             $   .82
  Fully diluted                     $  .16             $  .17             $  .21              $  .22             $   .76
