Form 10-K, Exhibit 13
period 1997-12-31
CENTENNIAL BANCORP
filed 1998-03-31
CIK 702430

Centennial Bancorp ("Bancorp") is a bank holding company, which provides commercial and consumer banking services through its subsidiary Centennial Bank, and residential mortgage brokering services through its subsidiary Centennial Mortgage Co.


SELECTED FINANCIAL DATA

The following table sets forth selected financial data of Bancorp (in thousands of dollars, except per share amounts). All share and per share information has been restated to give retroactive effect to a stock split declared in January 1998, and for various stock splits and stock dividends declared in prior years. Bancorp has never declared or paid cash dividends to shareholders.


                                                 1997             1996              1995             1994             1993
                                              --------         --------          --------         --------         --------
Interest income                               $ 40,104         $ 32,058          $ 25,274         $ 19,474         $ 14,849
Interest expense                                13,566           11,368             9,004            5,172            4,102
                                              --------         --------          --------         --------         --------
Net interest income                             26,538           20,690            16,270           14,302           10,747
Loan loss provision                              1,250              735               350              316              310
Net income 9,303                                 6,514            4,551             3,502            2,763
Total assets                                   492,573          407,186           317,464          257,326          220,760
Total deposits                                 419,282          339,955           267,880          216,320          192,112
Short-term borrowings                            7,716           12,316            11,419           11,840              300
Long-term debt                                  10,000           10,000             9,200            9,200            6,989
Shareholders' equity                            51,810           41,346            26,390           19,205           17,420

Earnings per common share:
     Basic                                     $   .64         $    .52          $    .40         $    .31         $    .27
    Diluted                                        .62              .47               .34              .28              .23


REPORT OF INDEPENDENT ACCOUNTANTS
----------------------------------

The Board of Directors and Shareholders of
Centennial Bancorp:


We have audited the accompanying consolidated balance sheets of Centennial Bancorp and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial Bancorp and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                             Coopers & Lybrand L.L.P.

Eugene, Oregon
January 22, 1998

CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                     1997                       1996
                                                                                   -------------              ------------
ASSETS Cash and cash equivalents:
     Cash and due from banks                                                       $ 26,269,239               $ 26,827,505
     Federal funds sold                                                              23,800,000                 11,570,000
                                                                                   ------------               ------------

           Total cash and cash equivalents                                           50,069,239                 38,397,505
Securities available-for-sale                                                        83,904,253                 82,654,422
Loans held for sale                                                                   5,584,947                  3,537,996
Loans receivable, net                                                               331,691,399                262,491,991
Federal Home Loan Bank stock                                                          4,711,100                  4,365,800
Premises and equipment, net                                                          10,486,892                  9,346,825
Other assets                                                                          6,125,581                  6,391,065
                                                                                   ------------               ------------

           Total assets                                                            $492,573,411               $407,185,604
                                                                                   ============               ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Demand                                                                        $ 97,262,856               $ 74,350,639
     Interest-bearing demand                                                        173,583,239                130,659,749
     Savings                                                                         13,751,676                 13,746,547
     Time                                                                           134,684,313                121,198,310
                                                                                   ------------               ------------

           Total deposits                                                           419,282,084                339,955,245
Short-term borrowings                                                                 7,715,783                 12,315,583
Accrued interest and other liabilities                                                3,765,386                  3,568,917
Long-term debt                                                                       10,000,000                 10,000,000
                                                                                   ------------               ------------

           Total liabilities                                                        440,763,253                365,839,745
                                                                                   ------------               ------------

Commitments and contingencies (Note 10)

Shareholders' Equity:
     Preferred stock                                                                         --                         --
     Common stock, 14,515,676 and 6,535,447
           issued and outstanding in 1997 and 1996,
           respectively                                                              29,031,352                 13,070,894
     Additional paid-in capital                                                              --                 11,137,171
     Retained earnings                                                               22,082,696                 17,171,984
     Unrealized gains (losses) on securities
           available-for-sale, net                                                      696,110                    (34,190)
                                                                                   ------------               ------------
           Total shareholders' equity                                                51,810,158                 41,345,859
                                                                                   ------------               ------------
           Total liabilities and shareholders' equity                              $492,573,411               $407,185,604
                                                                                   ============               ============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,                                          1997                 1996                 1995
                                                                      -----------          -----------          -----------
Interest income:
     Loans, including fees                                            $34,329,126          $26,298,655          $20,908,425
     Securities:
           Taxable                                                      2,445,547            2,894,436            2,403,376
           Exempt from Federal income taxes                             2,034,551            1,838,858            1,037,272
     Dividends on FHLB stock                                              345,538              325,593              255,704
     Deposits with banks                                                  376,499              578,948              352,229
     Federal funds sold                                                   572,789              121,804              317,162
                                                                      -----------          -----------          -----------

           Total interest income                                       40,104,050           32,058,294           25,274,168
                                                                      -----------          -----------          -----------
Interest expense:
     Deposits:
           Savings and interest-bearing demand                          5,155,632            4,440,175            3,352,248
           Time                                                         7,298,741            5,207,755            4,145,754
     Long-term debt                                                       572,673              832,666              644,970
     Short-term borrowings                                                538,947              887,641              861,484
                                                                      -----------          -----------          -----------

           Total interest expense                                      13,565,993           11,368,237            9,004,456
                                                                      -----------          -----------          -----------

Net interest income                                                    26,538,057           20,690,057           16,269,712
Loan loss provision                                                     1,250,000              735,000              350,000
                                                                      -----------          -----------          -----------
     Net interest income after loan
           loss provision                                              25,288,057           19,955,057           15,919,712
                                                                      -----------          -----------          -----------
Noninterest income:
     Service charges                                                    1,065,267              959,333              904,813
     Loan servicing fees                                                   77,814               89,444              329,712
     Other                                                                975,269              417,678              572,929
     Net gains on sale of loans                                           908,068              623,240              404,027
     Net gains on sale of securities                                      168,716                6,595               65,895
                                                                      -----------          -----------          -----------
           Total noninterest income                                     3,195,134            2,096,290            2,277,376
                                                                      -----------          -----------          -----------

Noninterest expense                                                    14,851,028           12,400,159           11,503,970
                                                                      -----------          -----------          -----------

Income before income taxes                                             13,632,163            9,651,188            6,693,118

Provision for income taxes                                              4,328,800            3,136,900            2,141,800
                                                                      -----------          -----------          -----------

Net income                                                            $ 9,303,363          $ 6,514,288          $ 4,551,318
                                                                      ===========          ===========          ===========

Earnings per share of common stock:
     Basic                                                            $       .64          $       .52          $       .40
                                                                      ===========          ===========          ===========
     Diluted                                                          $       .62          $       .47          $       .34
                                                                      ===========          ===========          ===========

Weighted average common shares outstanding:
     Basic                                                             14,433,906           12,423,451           11,447,440
     Diluted                                                           15,081,230           14,744,413           14,455,448

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                         Net
                                                                                                      Unrealized
                                       Common Stock                    Additional                       Gains          Total
                                          Number                         Paid-in       Retained       (Losses) on   Shareholders'
                                        of Shares        Amount          Capital       Earnings       Securities        Equity
                                        ---------        ------          -------       --------       ----------        ------
Balances, January 1, 1995               3,974,225     $ 7,948,450    $ 7,067,963     $ 6,106,378    $(1,917,460)     $19,205,331
     Stock split (5%)                     200,950         401,900       (401,900)             --             --               --
     Stock options exercised               53,125         106,250        (19,333)             --             --           86,917
     Tax benefit of stock options
           exercised                           --              --         28,334              --             --           28,334
     Stock split (10%)                    422,830         845,660       (845,660)             --             --               --
     Change in net unrealized loss             --              --             --              --      2,518,160        2,518,160
     Net income                                --              --             --       4,551,318             --        4,551,318
                                        ---------     -----------    -----------      ----------      ---------      -----------
Balances, December 31, 1995             4,651,130       9,302,260      5,829,404      10,657,696        600,700       26,390,060
     Stock split (5%)                     249,087         498,174       (498,174)             --             --               --
     Stock options exercised              118,568         237,136        109,261              --             --          346,397
     Tax benefit of stock options
           exercised                           --              --        229,743              --             --          229,743
     Conversion of convertible
           debentures                     922,531       1,845,062      6,655,199              --             --        8,500,261
     Stock split (10%)                    594,131       1,188,262     (1,188,262)             --             --               --
     Change in net unrealized gain             --              --             --              --       (634,890)        (634,890)
     Net income                                --              --             --       6,514,288             --        6,514,288
                                        ---------     -----------    -----------      ----------     ----------      -----------
Balances, December 31, 1996             6,535,447      13,070,894     11,137,171      17,171,984        (34,190)      41,345,859
     Stock split (10%)                    655,664       1,311,328     (1,311,328)             --             --               --
     Stock options exercised               66,727         133,454        267,490              --             --          400,944
     Tax benefit of stock options
           exercised                           --              --         29,692              --             --           29,692
     Stock split (100%)                 7,257,838      14,515,676    (10,123,025)     (4,392,651)            --               --
     Change in net unrealized loss             --              --             --              --        730,300          730,300
     Net income                                --              --             --       9,303,363             --        9,303,363
                                        ---------     -----------    -----------     -----------     ----------      -----------
Balances, December 31, 1997            14,515,676     $29,031,352    $        --     $22,082,696     $  696,110      $51,810,158
                                       ==========     ===========    ===========     ===========     ==========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended December 31,                                                  1997                 1996                 1995
                                                                      -----------          -----------          ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                      $ 9,303,363          $ 6,514,288          $ 4,551,318
     Adjustments to reconcile net income
           to net cash provided by operating
           activities:
           Net gain on sales of
                securities and loans                                  (1,076,784)            (629,835)            (469,922)
           Stock dividends on FHLB stock                                (345,300)            (325,400)            (255,704)
           Loan loss provision                                         1,250,000              735,000              350,000
           Loans charged off, net                                        500,739               63,719              121,758
           Deferred income taxes                                        (113,702)            (310,024)             (41,473)
           Depreciation and amortization                               1,329,421            1,167,936              978,755
           Originations of loans for sale                           (111,645,075)         (67,258,899)         (30,160,973)
           Proceeds from sale of loans                               110,506,192           68,853,519           27,744,875
           Changes in assets and liabilities:
                Accrued interest receivable                             (309,233)            (772,870)            (709,087)
                Other assets                                             611,393             (557,129)            (220,380)
                Other liabilities                                       (230,165)           1,454,091            1,771,352
                                                                     ------------         -----------          -----------
           Net cash provided by
                operating activities                                   9,780,849            8,934,396            3,660,519
                                                                     -----------          -----------          -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Available-for-sale securities:
           Maturities                                                  8,009,362            4,968,520           10,405,612
           Purchases                                                 (28,385,904)         (22,037,443)         (30,410,092)
           Proceeds from sales                                        20,463,409            6,302,328            6,165,340
     Net increase in loans                                           (70,950,147)         (78,638,171)         (26,502,882)
     Purchases of premises and equipment                              (2,373,818)          (1,165,309)          (3,387,116)
     Sales of premises and equipment                                          --               30,915               49,985
     Sale of Harding Fletcher Co.                                             --                   --              155,131
                                                                     -----------          -----------          -----------
           Net cash used in
                investing activities                                 (73,237,098)         (90,539,160)         (43,524,022)
                                                                     -----------          -----------          -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase in deposits                                         79,326,839           72,074,953           51,560,492
     Net change in short-term borrowings                              (4,599,800)             896,460             (420,485)
     Proceeds from long-term debt                                             --           10,000,000                   --
     Payments on long-term debt                                               --              (37,000)                  --
     Proceeds from exercise of stock options                             400,944              346,397               86,917
                                                                     -----------          -----------          -----------
           Net cash provided by financing
                activities                                            75,127,983           83,280,810           51,226,924
                                                                     -----------          -----------          -----------
Net increase in cash and
     cash equivalents                                                 11,671,734            1,676,046           11,363,421
Cash and cash equivalents at
     beginning of year                                                38,397,505           36,721,459           25,358,038
                                                                     -----------          -----------          -----------

Cash and cash equivalents at end of year                             $50,069,239          $38,397,505          $36,721,459
                                                                     ===========          ===========          ===========



Supplemental Disclosures of Cash Flow Information:

Noncash investing and financing activities:
     Conversion of debentures to
           common stock                                              $        --          $ 9,163,000          $        --
     Net costs attributable to
           debentures converted                                               --             (662,301)                  --
     Cash paid in lieu of issuance of
           fractional shares                                                  --                 (438)                  --

Sale of Harding Fletcher Co.:
     Cash received at closing                                        $        --           $       --           $  150,000
     Proration of expenses                                                    --                   --                5,131

Change in net unrealized gains (losses)
     on securities available-for-sale,
     net of income taxes                                             $   730,300          $  (634,890)         $ 2,518,160

Cash paid during the year for:
     Interest on deposits and
           other borrowings                                          $13,423,000          $11,316,000           $8,708,000
     Income taxes                                                      4,414,000            3,413,000            1,565,000


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies
--   ------------------------------------------

Consolidation
-------------

The consolidated financial statements include the accounts of Centennial Bancorp ("Bancorp"), a bank holding company, and its wholly-owned subsidiaries, Centennial Bank (the "Bank") and Centennial Mortgage Co. ("Centennial Mortgage"). The Bank provides commercial financing, banking and other services, and Centennial Mortgage provides residential mortgage brokering services. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Bancorp is required to maintain an average reserve balance with the Federal Reserve Bank, or maintain such reserve balance in the form of cash. Bancorp's required reserve balance at December 31, 1997 was approximately $9,543,000, which was met by holding approximately $2,351,000 in the form of cash and by depositing approximately $7,192,000 with the Federal Reserve Bank.

Securities Available For Sale
-----------------------------

Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of bank assets and liabilities or demand on liquidity. Bancorp has classified all investment securities as available-for-sale, which are stated at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity, net of related taxes.

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

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to income through a valuation allowance.

Loans Receivable
----------------

Loans receivable are reported at their outstanding principal less the allowance for loan losses and deferred loan fees.

Loan origination fees, net of origination costs, are deferred and recognized as a component of interest income.

The accrual of interest on impaired loans is discontinued when repayment of principal and interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed and interest income is recognized as cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. As a result of changing conditions, such as greater than anticipated growth in Bancorp's loans receivable, it is possible that the allowance for loan losses could change in the near term.

Federal Home Loan Bank Stock
----------------------------

The Bank's investment in Federal Home Loan Bank ("FHLB") stock is carried at par value, which reasonably approximates fair value. As a member of the FHLB system, Bancorp maintains a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 1997, Bancorp's minimum required investment was $1,471,700. Request for stock redemptions of any investment in excess of the minimum level are at the discretion of the FHLB.

Premises and Equipment
----------------------

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 30 to 40 years for buildings, 3 to 10 years for furniture and equipment, and up to the lease term for leasehold improvements.

Goodwill
--------

Goodwill is the excess of the cost over fair value of net assets acquired in business combinations. It is amortized on the straight-line method over 20 years. When factors indicate goodwill should be evaluated for possible impairment, Bancorp uses an estimate of the undiscounted cash flow of the related business over the remaining life of the goodwill in measuring whether the carrying amount of goodwill is impaired.

Earnings per Common Share
-------------------------

In 1997, Bancorp adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which establishes a new standard for computing and presenting earnings per share.

SFAS No. 128 requires presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. SFAS No. 128 also requires a reconciliation of basic and fully-diluted earnings per share (see
Note 16). Prior period earnings-per-share data has been restated in accordance with SFAS No. 128.

The weighted average number of common shares outstanding reflects the effect of stock splits and stock dividends.

Financial Accounting Standards Board
------------------------------------

The Financial Accounting Standards Board ("FASB") has issued several accounting pronouncements which Bancorp has recently adopted or will be required to adopt in future fiscal reporting periods.

SFAS NO. 125

Bancorp adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," on January 1, 1997 with no material impact on its financial statements.

SFAS NO. 129

In 1997, Bancorp adopted SFAS No. 129, "Disclosures of Information about Capital Structure," which had no material impact on its financial statements.

SFAS NO. 130

In June 1997, FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes requirements for disclosure of comprehensive income and becomes effective for Bancorp for the year ending December 31, 1998. Comprehensive income includes such items as foreign currency translation adjustments and unrealized gains and losses on securities available-for-sale that are currently being included as a component of shareholders' equity. Bancorp does not expect this pronouncement to materially affect its financial statements.

SFAS NO. 131

In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires information about key revenue-producing segments of an entity. A reconciliation of segment financial information to amounts reported in the financial statements will be required. SFAS No. 131 is effective for Bancorp in 1998 and it has not been determined if additional disclosure is required.

Reclassifications
-----------------

Certain amounts for 1996 and 1995 have been reclassified to conform with the 1997 presentation in the consolidated financial statements. Net income was not affected by these reclassifications.

2. Securities Available-for-Sale
--------------------------------

                                                                      Gross                  Gross
                                                 Amortized          Unrealized            Unrealized            Fair
                                                   Cost               Gains                 Losses             Value
                                                   ----               -----                 ------             -----
December 31, 1997:
   U.S. Treasury securities                    $ 1,400,117          $   19,156            $    1,806        $ 1,417,467
   U.S. Government agencies                     34,376,690              81,319                43,414         34,414,595
   States and
        subdivisions                            38,293,630           1,145,056                 4,590         39,434,096
   Corporate bonds                               2,324,578               3,463                27,353          2,300,688
   Mortgage-backed securities                    6,386,493                  92                49,179          6,337,406
                                               -----------          ----------            ----------        -----------
        Total                                  $82,781,508          $1,249,086            $  126,342        $83,904,253
                                               ===========          ==========            ==========        ===========

December 31, 1996:
   U.S. Treasury securities                    $ 1,399,011          $   19,068            $   13,098        $ 1,404,981
   U.S. Government agencies                     32,841,843              48,510               296,620         32,593,733
   States and political
        subdivisions                            38,730,588             736,885               332,135         39,135,338
   Corporate bonds                               2,343,083                  --                93,930          2,249,153
   Mortgage-backed securities                    7,395,017                 759               124,559          7,271,217
                                               -----------          ----------            ----------        -----------
        Total                                  $82,709,542          $  805,222            $  860,342        $82,654,422
                                               ===========          ==========            ==========        ===========



                                                                     Amortized         Approximate
Contractual maturities at December 31, 1997                            Cost             Fair Value
                                                                    ----------          ----------
Due in 1 year or less                                               $ 1,011,942        $ 1,009,161
Due after 1 through 5 years                                          22,662,352         22,822,740
Due after 5 through 10 years                                         35,860,617         36,221,637
Due after 10 years                                                   23,246,597         23,850,715
                                                                    -----------        -----------
   Total                                                            $82,781,508        $83,904,253
                                                                    ===========        ===========


Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 1997, securities with a fair value of approximately $13,538,000 were pledged to collateralize public deposits, and securities with a fair value of approximately $5,586,000 were pledged to collateralize short-term borrowings.

Proceeds from sales of investment securities and gross realized gains and losses on those sales were as follows:


                                                 Proceeds
                                                   from                Gross                 Gross            Net Gains
                                                 Sales of             Realized              Realized        on Sales of
                                                Securities             Gains                 Losses          Securities
                                                ----------             -----                 ------          ----------
        1997                                   $20,463,409            $191,291             $(22,575)           $168,716
        1996                                     6,302,328              23,100              (16,505)              6,595
        1995                                     6,165,340              78,348              (12,453)             65,895



3. Loans Receivable, Net
------------------------

                                                                                               December 31,
                                                                                    -----------------------------------
                                                                                        1997                   1996
                                                                                    -----------------------------------
Real estate--mortgage                                                               $ 87,631,611           $ 70,126,798
Real estate--construction                                                             89,119,688             66,243,687
Commercial                                                                           147,052,433            116,815,814
Installment loans to individuals                                                       6,602,690              6,425,215
Lease financing                                                                        3,648,728              3,774,748
Other                                                                                  1,994,689              2,634,659
                                                                                    ------------           ------------
                                                                                     336,049,839            266,020,921

Allowance for loan losses                                                             (3,348,914)            (2,599,653)
Less deferred loan fees                                                               (1,009,526)              (929,277)
                                                                                    ------------           ------------
                                                                                    $331,691,399           $262,491,991
                                                                                    ============            ============


Changes in the allowance for loan losses were as follows:

                                                               1997                      1996                   1995
                                                            ----------                ----------             ----------
Balance at beginning of year                                $2,599,653                $1,928,372             $1,700,130
Provision for losses                                         1,250,000                   735,000                350,000
Recoveries                                                      57,210                    46,060                 40,133
Loans charged off                                             (557,949)                 (109,779)              (161,891)
                                                            ----------                ----------             ----------
Balance at end of year                                      $3,348,914                $2,599,653             $1,928,372
                                                            ==========                ==========             ==========


At December 31, 1997 and 1996, two loans required a specific valuation allowance in accordance with SFAS No. 114, as amended by SFAS No. 118. The specific valuation allowance is $150,000 on loans with remaining principal outstanding of $718,000 at December 31, 1997 ($300,000 and $1,100,000, respectively, at
December 31, 1996). Each loan with a current principal outstanding of less than $100,000 is grouped into one homogenous pool when considering the valuation allowance. No specific valuation allowance was deemed necessary for loans in this group of smaller loans.

Loans on nonaccrual status at December 31, 1997 were approximately $873,000 ($1,480,000 at December 31, 1996). Interest income which would have been realized on nonaccrual loans if they had remained current was approximately $102,600, $117,500 and $74,000 during 1997, 1996 and 1995, respectively. Loans contractually past due 90 days or more on which Bancorp continued to accrue interest at December 31, 1997 were approximately $402,000 ($420,000 at December 31, 1996).

Bancorp is located and conducts substantially all of its business within Lane County, Oregon, and the greater Portland metropolitan area. Bancorp's credit policies require an evaluation of each borrower's creditworthiness on a case-by-case basis. Collateral consists of real and personal property. At the discretion of management, personal guarantees of the borrower may be obtained in addition to the collateral. The ultimate collectibility of a substantial portion of Bancorp's loan portfolio is susceptible to adverse changes in local market conditions. The loan portfolio is diversified among industry groups and does not contain a direct concentration of loans to a single industry which exceeds 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates in the near term.

4. Premises and Equipment
-------------------------

                                                                                                 December 31,
                                                                                     ----------------------------------
                                                                                         1997                   1996
                                                                                     ----------------------------------
Land                                                                                 $ 1,769,388            $   594,388
Buildings and improvements                                                             8,588,219              8,142,570
Furniture and equipment                                                                5,869,773              5,124,224
                                                                                     -----------            -----------
                                                                                      16,227,380             13,861,182
Less accumulated depreciation and amortization                                        (5,740,488)            (4,514,357)
                                                                                     -----------            -----------

   Net premises and equipment                                                        $10,486,892            $ 9,346,825
                                                                                     ===========            ===========



5. Other Assets
---------------

                                                                                                 December 31,
                                                                                       ---------------------------------
                                                                                          1997                   1996
                                                                                       ---------------------------------
   Accrued interest receivable                                                         $3,618,596             $3,309,363
   Goodwill, net                                                                          368,042                453,830
   Deferred tax asset                                                                     274,038                607,900
   Other                                                                                1,864,905              2,019,972
                                                                                       ----------             ----------

                                                                                       $6,125,581             $6,391,065
                                                                                       ==========             ==========

6. Deposits
-----------

At December 31, the scheduled maturities and weighted average cost of time deposits with a minimum denomination of $100,000 were as follows:

                                                                       1997                              1996
                                                            -------------------------         ---------------------------
                                                                             Weighted                           Weighted
                                                                              Average                            Average
                                                                   Balance     Cost                Balance        Cost
                                                                   -------     ----                -------        ----
Less than 3 months                                             $20,937,279     5.48%           $17,450,681        5.40%
Over 3 months but less than 1 year                              28,144,585     5.81             28,220,184        5.86
Over 1 year but less than 5 years                                4,686,196     6.27              3,026,905        6.36
More than 5 years                                                  117,997     5.95                111,371        5.95
                                                               -----------                     -----------
                                                               $53,886,057     5.72            $48,809,141        5.73
                                                               ===========                     ===========


7. Short-term Borrowings
------------------------

                                                                                                 December 31,
                                                                                      ----------------------------------
                                                                                         1997                   1996
                                                                                      ----------------------------------
Advances from FHLB, collateralized by FHLB
   stock, funds on deposit with the FHLB,
   investments and loans; interest at 5.79%                                           $        --            $ 8,000,000
Securities sold under agreement to repurchase                                           7,715,783              4,315,583
                                                                                      -----------            -----------

                                                                                      $ 7,715,783            $12,315,583
                                                                                      ===========            ===========


Bancorp had available a credit facility from the FHLB in the amount of $21,443,250 at December 31, 1997 ($39,512,800 at December 31, 1996) at
prevailing market interest rates. In addition, Bancorp maintains federal funds lines with correspondent banks as a backup source of liquidity. At December 31, 1997 and 1996, Bancorp had $24,000,000 of federal funds lines available to draw against on an uncollateralized basis.

Securities sold under agreement to repurchase are due on demand, but generally range in duration from one to eighty-nine days. The interest payable on such borrowings was 5.03% and 5.75% at December 31, 1997 and 1996, respectively.


8. Long-term Debt
-----------------

At December 31, 1997 and 1996, Bancorp's long-term debt consisted of a $10,000,000 Bank advance from FHLB maturing August 6, 1998, with monthly interest payments at 6.14%, collateralized by FHLB stock, funds on deposit with the FHLB, investments and loans.

During 1996, Bancorp's long-term debt also consisted of $9,200,000 of 7.0% Convertible Debentures. Bancorp issued a call for redemption on December 23, 1996 of the Debentures. Holders of the Debentures voluntarily converted $9,163,000 of the Debentures into shares of Bancorp's common stock. Bancorp redeemed the remaining $37,000 of the Debentures for cash.



9. Financial Instruments
------------------------

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

Commitments to extend credit at December 31 were as follows:

                                          1997                   1996
                                      ------------            -----------
   Commitments to extend credit       $151,591,000            $84,263,000
   Standby letters of credit             4,048,000              3,111,000


Commitments to extend credit are agreements to lend to customers. These commitments have specified interest rates and generally have fixed expiration dates but may be terminated by Bancorp if certain conditions of the contract are violated. Although subject to drawdown, many of these commitments are expected to expire or terminate without funding. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Collateral relating to these commitments varies, but may include cash, securities and real estate.

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

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

                                                                           December 31,
                                             ------------------------------------------------------------------------------
                                                               1997                                       1996
                                             ------------------------------------------------------------------------------
                                                 Carrying                 Fair               Carrying              Fair
                                                   Value                 Value                 Value              Value
                                                   -----                 -----                 -----              -----
Financial assets:
   Cash and cash equivalents                   $ 50,069,000          $ 50,069,000          $ 38,398,000        $ 38,398,000
   Available-for-sale
        securities                               83,904,000            83,904,000            82,654,000          82,654,000
   Loans and loans held
        for sale                                340,625,000           356,811,000           268,630,000         269,696,000
   FHLB stock                                     4,711,000             4,711,000             4,366,000           4,366,000

Financial liabilities:
   Deposits                                    $419,282,000          $419,365,000          $339,955,000        $340,856,000
   Short-term borrowings                          7,716,000             7,716,000            12,316,000          12,316,000
   Long-term debt                                10,000,000            10,000,000            10,000,000          10,000,000

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

CASH AND CASH EQUIVALENTS. The carrying amount is a reasonable estimate of fair value.

SECURITIES AVAILABLE-FOR-SALE. The fair value is based on quoted market prices.

LOANS HELD FOR SALE. The fair value represents the anticipated proceeds from sale of the loans.

LOANS RECEIVABLE. The fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates for similar loans. Variable rate loans have carrying amounts which are a reasonable estimate of fair value.

FEDERAL HOME LOAN BANK STOCK. The fair value approximates cost due to the limited market for the asset.

DEPOSITS. The fair value of time deposits is estimated using the interest rates currently offered for similar deposits. The fair value of other deposits is the carrying amount which is payable on demand.

SHORT-TERM BORROWINGS. The carrying amount is a reasonable estimate of fair value.

LONG-TERM DEBT. Fair value is based on quoted market prices or estimated by discounting the future cash outflows using current rates for similar debt.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS. Commitments to extend credit and letters of credit are the principal off-balance-sheet financial instruments. The fair value of these commitments, based on fees currently charged for similar commitments, is not material.

10.     Commitments and Contingencies
---     -----------------------------

Leases:

Bancorp leases certain land and facilities under noncancelable operating leases, generally for terms of 5 to 50 years with renewal options. Rent expense for these and other operating leases was approximately $343,000, $292,900 and $393,600 in 1997, 1996 and 1995, respectively. Future minimum lease payments under these noncancelable operating leases as of December 31, 1997 are as follows:

   1998                                               $  360,200
   1999                                                  281,900
   2000                                                  223,600
   2001                                                  203,900
   2002                                                  157,200
   Later years                                         5,667,200
                                                      ----------

        Total minimum lease payments                  $6,894,000
                                                      ==========

Legal Matters:

In the ordinary course of business, litigation arises from normal banking activities, the ultimate outcome of which, in the opinion of management, will not have a material adverse effect on Bancorp's consolidated financial position, results of operations or cash flows.



11.     Noninterest Expense
---     -------------------

                                                                                 For the Years Ended December 31,
                                                                      -----------------------------------------------------
                                                                          1997                  1996                 1995
                                                                      -----------           -----------          ----------
   Salaries and employee benefits                                     $ 9,552,513           $ 7,688,182         $ 6,457,661
   Premises and equipment                                               2,049,771             1,825,632           1,643,309
   Data processing                                                        251,077               171,691             166,328
   Legal and professional                                                 742,165               571,907             550,756
   Insurance                                                               67,874                64,840             324,086
   Communications                                                         333,640               288,763             295,408
   Advertising                                                            489,315               486,313             353,430
   Printing and stationery                                                415,173               315,399             291,111
   Write-down of assets to net
        realizable value                                                       --                    --             275,000
   Other                                                                  949,500               987,432           1,146,881
                                                                      -----------           -----------          ----------

        Total noninterest expense                                     $14,851,028           $12,400,159         $11,503,970
                                                                      ===========           ===========         ===========


12.     Income Taxes
---     ------------

The provision for income taxes was comprised of the following for the years ended December 31:

                                                                         1997                  1996                1995
                                                                      ----------            ----------          -------
   Currently payable:
        Federal                                                       $3,903,417            $2,756,513          $1,963,173
        State                                                            539,085               690,411             220,100
   Deferred (benefit)                                                   (113,702)             (310,024)            (41,473)
                                                                      ----------            ----------          ----------

                                                                      $4,328,800            $3,136,900          $2,141,800
                                                                      ==========            ==========          ==========


The effective tax rate of the provision for income taxes varies from the federal income tax statutory rate for the following reasons:

                                                                         1997                  1996                1995
                                                                      ----------            ----------          ----------
Expected federal income tax provision
   at 34%                                                             $4,634,935            $3,281,407          $2,275,700
State income tax, net of federal
   income tax effect                                                     342,880               420,406             291,600
Tax exempt interest income                                              (679,305)             (609,604)           (343,400)
Other, net                                                                30,290                44,691             (82,100)
                                                                      ----------            ----------          ----------

                                                                      $4,328,800            $3,136,900          $2,141,800
                                                                      ==========            ==========          ==========


Deferred tax assets and liabilities at December 31 were as follows:

                                                                                                1997                1996
                                                                                             ----------          -------
   Nonqualified benefit plans                                                               $  528,434          $  474,628
   Allowance for loan losses                                                                   919,243             631,826
   Net unrealized losses on securities
        available-for-sale                                                                          --              20,930
   Leases                                                                                       86,132              68,298
   Other, net                                                                                   37,338              64,878
                                                                                            -----------         ----------
        Total deferred tax assets                                                            1,571,147           1,260,560
Deferred tax liabilities:
   Loan servicing rights                                                                       119,692                  --
   FHLB stock                                                                                  552,307             419,758
   Excess tax over book depreciation                                                            57,899              60,946
   Purchased companies                                                                          28,256              31,179
   Deferred loan expense                                                                        12,686              67,128
   Net unrealized gains on securities
        available-for-sale                                                                     426,634                  --
   Other, net                                                                                   99,635              73,649
                                                                                            -----------         ----------
        Total deferred tax liabilities                                                       1,297,109             652,660
                                                                                            -----------         ----------

        Net deferred tax asset                                                             $   274,038          $  607,900
                                                                                           ============         ==========

Bancorp's provision for income taxes for 1997, 1996 and 1995 included $57,400,  $2,200 and $21,600,  respectively,  related to gains on sales of investment securities.


13.     Transactions with Related Parties
---     ---------------------------------

Activity with respect to loans receivable from directors and their affiliates and executive officers of Bancorp and subsidiaries was as follows:

                                                  1997                 1996
                                               -----------          ----------
   Balance at January 1                        $ 6,071,441         $ 4,930,420
   Additions or renewals                         9,239,098           5,200,303
   Amounts collected or renewed                 (4,949,830)         (4,059,282)
                                                -----------         ----------

   Balance at December 31                      $10,360,709         $ 6,071,441
                                               ===========         ===========


In addition, approximately $3,921,800 of commitments to extend credit to directors and officers were outstanding at December 31, 1997 ($1,801,600 at December 31, 1996), and are included as part of commitments in Note 9.


14.     Stock Options
---     -------------

Bancorp has two Nonemployee Director Stock Option Plans ("Director Plans") - 1988 and 1993, and two Incentive Stock Option Plans ("Incentive Plans") - 1983 and 1993, and a 1995 Stock Incentive Plan ("Option Plan").

Director Plans
--------------

Under the Director Plans, shares of common stock are reserved for issuance at their fair market value at the date of grant to nonemployee directors of Bancorp and its subsidiaries. Options generally become exercisable as to one-third of the option for each year of subsequent service. Options expire ten years after the date of grant and are subject to earlier expiration in the event an optionee ceases to be a director. At December 31, 1997, options covering 228,122 shares were outstanding under the Director Plans, 205,616 being exercisable at December 31, 1997. At December 31, 1997, 320,332 shares were reserved under the Director Plans, including 92,210 shares available for future grant under the 1993 Director Plan. Options granted to directors have been under the 1993 Director Plan or the 1995 Option Plan since June 1994 when the 1988 Director Plan was discontinued.

Incentive Plans
---------------

Under the Incentive Plans for key management, officers may be granted options to purchase shares of common stock at their fair market value at the date of grant. Options expire ten years after the date of grant and are subject to earlier expiration in the event an optionee ceases to be an employee. Options vest in accordance with the vesting schedule set at the time the options are granted, which is usually 20% for each year subsequent to the year of grant. At December 31, 1997, options covering 400,830 shares were outstanding and 401,572 shares were reserved under the 1993 Incentive Plan, including 742 shares available for future grant. Options covering 315,698 shares outstanding under the 1993 Incentive Plan were exercisable at December 31, 1997.

Option Plan
-----------

Under the Option Plan, 387,020 shares are reserved for issuance to employees, directors or consultants as incentive stock options, nonstatutory stock options or restricted stock awards with 87,204 shares available for future grant at December 31, 1997. The exercise price for incentive stock options must be no less than the fair market value of the underlying shares on the date of grant. The exercise price of nonstatutory stock options and the price to be paid for restricted stock will be established by a committee of the Board of Directors. Incentive stock options may only be granted to employees. The duration of options granted will be established by a committee of the Board of Directors; however, the maximum term of incentive stock options is ten years. At December 31, 1997, 133,984 of the 299,816 options outstanding under the Option Plan were exercisable.

Transactions involving option activity is summarized as follows:


                                             1997                           1996                         1995
                                   ------------------------       ------------------------     -------------------------
                                                  Weighted                      Weighted                       Weighted
                                     Number        Average           Number      Average          Number       Average
Option Shares:                     of Shares        Price          of Shares      Price         of Shares       Price
                                   ---------        -----          ---------      -----         ---------       -----
Outstanding, January 1            1,038,502         $3.45         1,175,458       $2.36        1,160,998        $1.82

Granted                              43,780         $6.87           163,346       $7.09          225,702        $4.01
Expired                             (15,824)          --                 --          --          (55,914)          --
Exercised                          (137,690)        $2.91          (300,302)      $1.15         (155,328)       $1.79
                                   --------                        --------                      --------

Outstanding, December 31            928,768         $3.79         1,038,502       $3.45         1,175,458       $2.36
                                   ========                       =========                    ==========

Exercisable at year-end             655,298         $3.19           661,156       $3.25           386,966       $2.09

The following table summarizes information about Bancorp's stock options outstanding at December 31, 1997:

                          Options Outstanding                                                   Options Exercisable
----------------------------------------------------------------------------------      --------------------------------------
                                                              Weighted Average                                     Weighted
         Range of                                        --------------------------                                 Average
         Exercise               Number                   Remaining         Exercise          Number                Exercise
          Price                 Outstanding                Life             Price          Exercisable              Price
          -----                 -----------                ----             -----          -----------              -----
                                                         (Years)
         Under $4.00            562,402                    5.82             $ 2.86          506,098                  $2.83
         $4.01 - $8.00          344,366                   10.73               4.80          149,200                   4.42
         $8.01 - $12.00          22,000                    9.67              11.90               --                     --
                                -------                    ----              -----          -------                  -----
                                928,768                    7.73             $ 3.79          655,298                  $3.19
                                =======                                     ======          =======                  =====


No compensation cost has been recognized for the options issued under the stock option plans. Bancorp adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value of the options at the date of grant consistent with the provisions of SFAS No. 123, Bancorp's pro forma net income and pro forma earnings per share would have been as follows:
                                                  1997              1996
                                                --------          ------

       Net income - as reported                $9,303,363       $6,514,288
       Net income - pro forma                  $9,205,469       $6,457,978

       Earnings per share - as reported        $      .64       $      .52
       Earnings per share - pro forma          $      .64       $      .51

The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect in future years because compensation expense related to grants made prior to 1995 and which vest in subsequent years is not considered. For purposes of the above pro forma information, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                1997            1996
                                              -------          ------
          Risk-free interest rate              6.25%            6.65%
          Expected life (in years)             7.25             7.25
          Expected volatility                 29.37%           29.35%
          Expected dividend yield              0.00%            7.50%

15.       Shareholders' Equity
---       --------------------


Preferred Stock

At December 31, 1997 and 1996, Bancorp had 10,000,000 shares of authorized but unissued $5.00 par value preferred stock, which is comprised of 5,000,000 shares each of voting and nonvoting stock.

Common Stock

At December 31, 1997, Bancorp had 50,000,000 shares of authorized $2.00 par value common stock (10,000,000 shares of authorized $2.00 par value common stock at December 31, 1996).

Stock Splits

On January 21, 1998, the Board of Directors declared a 2-for-1 stock split, payable February 20, 1998, in the form of a distribution of one additional share of the Bancorp's common stock for each share owned by shareholders of record at the close of business on January 30, 1998. The stock split resulted in the issuance of 7,257,838 additional shares of common stock from authorized but unissued shares which has been recorded in 1997. Per share data in 1997 and prior periods reflect the effect of this split.



16.       Effect of Dilutive Securities on Earnings Per Share
---       ---------------------------------------------------

During 1997, Bancorp implemented SFAS No. 128 "Earnings per Share." A reconciliation of the basic and diluted per-share computations for income from continuing operations is as follows:

Reconciliation of Income                                               1997                        1996                 1995
------------------------                                            ----------                 -----------          -----------
Net income--basic                                                   $9,303,363                  $6,514,288          $4,551,318

Income impact of assumed conversion of
          Convertible debentures, net of taxes                              --                     363,358             430,643
                                                                    ----------                 -----------          ----------

Income available to common
          shareholders--diluted                                     $9,303,363                  $6,877,646          $4,981,961
                                                                    ==========                  ==========          ==========

Reconciliation of Basic and Diluted Shares
------------------------------------------

Weighted average shares outstanding                                 14,433,906                  12,423,451          11,447,440

Incremental shares from stock options
          issued                                                       647,324                     489,933             513,110

Incremental shares from assumed
          conversion of Convertible Debentures                             --                    1,831,029           2,494,898
                                                                    ----------                  ----------           ---------

Weighted average shares
          outstanding--diluted                                      15,081,230                  14,744,413          14,455,448
                                                                    ==========                  ==========          ==========


17.       Employee Benefit Plan
---       ---------------------

The Bank has an employee savings plan (401(k)) and profit sharing plan which covers all full-time employees over age 21 with one year of service. The employee savings plan allows employees to contribute between 2% to 15% of their salary on a tax deferred basis. For 1997, 1996 and 1995, the Bank matched 75% of employee contributions up to 6% of their salary. The Bank matching contributions are determined annually by the Board of Directors. In addition to the matching contributions, the Bank also makes discretionary contributions to the profit sharing plan. The Bank's policy is to fund contributions as accrued. The Bank's contributions to the employee savings plan was $350,000 for 1997 ($300,000 for 1996 and $200,000 for 1995).


18.       Regulatory Matters
---       ------------------

Dividends:

The Bank, as a state-chartered bank, is prohibited from declaring or paying any dividend in an amount greater than undivided profits. At December 31, 1997, $10,226,400 was available from the Bank for the payment of dividends to Bancorp without prior regulatory approval.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (all as defined in the regulation). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

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

The Bank's capital amounts and ratios are presented in the table below:

                                                                                                                 To Be Well
                                                                                                                Capitalized
                                                                                              For               Under Prompt
                                                                                            Capital              Corrective
                                                                                           Adequacy                 Action
                                                                  Actual                   Purposes              Provisions
                                                                  ------                   --------              ----------
                                                           Amount        Ratio               Ratio                 Ratio
                                                           ------        -----               -----                 -----
As of December 31, 1997:
     Total Capital
          (to Risk-Weighted Assets)                     $48,544,000      11.7%                8.0%                  10.0%
     Tier I Capital
          (to Risk-Weighted Assets)                     $45,195,000      10.8%                4.0%                   6.0%
     Tier I Capital
          (to Average Assets)                           $45,195,000       9.5%                4.0%                   5.0%

As of December 31, 1996:

     Total Capital
          (to Risk-Weighted Assets)                     $43,444,600      13.2%                 8.0%                  10.0%
     Tier I Capital
          (to Risk-Weighted Assets)                     $40,844,900      12.4%                 4.0%                   6.0%
     Tier I Capital
          (to Average Assets)                           $40,844,900      10.2%                 4.0%                   5.0%


19.  Parent Company Financial Information
---  ------------------------------------

Condensed financial information for Centennial Bancorp (Parent Company only) is presented below:

                                              Condensed Balance Sheets (Unconsolidated)

December 31,                                                               1997                  1996
                                                                        ----------            ---------
Assets
------
Cash, deposited with the Bank                                         $ 4,099,530           $ 3,795,814
Equipment, net                                                             80,572                59,652
Deferred tax asset                                                        440,804               422,181
Other assets                                                              660,880             1,443,343
Investment in subsidiaries at cost plus
  equity in earnings                                                   47,523,635            36,881,427
                                                                       -----------          -----------

         Total assets                                                  $52,805,421          $42,602,417
                                                                       ===========          ===========

Liabilities and Shareholders' Equity
Accrued liabilities                                                    $   995,263          $ 1,256,558

Shareholders' equity                                                    51,810,158           41,345,859
                                                                       -----------          -----------

         Total liabilities and shareholders' equity                    $52,805,421          $42,602,417
                                                                       ===========          ===========


                                           Condensed Statements of Income (Unconsolidated)

Years ended December 31,                                                  1997                   1996                  1995
                                                                       ----------             ----------            ---------
Income:
Other income                                                           $    8,007             $    3,829           $  385,809
Gain on sale of investments                                                    --                     --               44,272
Other interest income from
  the subsidiaries                                                        149,995                232,648              543,259
                                                                       ----------             ----------           ----------
                                                                          158,002                236,477              973,340
                                                                       ----------             ----------           ----------
Expense:
Salaries and employee benefits                                            567,313                459,420            1,078,378
Interest expense                                                               --                586,059              694,643
Other                                                                     366,259                298,995              631,105
                                                                       ----------             ----------           ----------
                                                                          933,572              1,344,474            2,404,126
                                                                       ----------             ----------           ----------
Loss before income tax benefit and
  equity in undistributed earnings
  of subsidiaries                                                        (775,570)           (1,107,997)           (1,430,786)
Income tax benefit                                                        157,399               393,954               542,605
                                                                       ----------            ----------            ----------
Loss before equity in undistributed
  earnings of subsidiaries                                               (618,171)             (714,043)             (888,181)
Equity in undistributed earnings
  of subsidiaries                                                       9,921,534              7,228,331            5,439,499
                                                                       ----------             ----------           ----------
Net income                                                             $9,303,363             $6,514,288           $4,551,318
                                                                       ==========             ==========           ==========




                                         Condensed Statements of Cash Flows (Unconsolidated)

Years ended December 31,                                                  1997                  1996                  1995
                                                                      -----------           -----------           -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                       $ 9,303,363           $ 6,514,288           $ 4,551,318
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
     CASH USED BY OPERATING ACTIVITIES:
     Gain on sale of securities                                                --                    --               (44,272)
     Depreciation and amortization                                         98,570                99,168                99,168
     Undistributed earnings
         of subsidiaries                                               (9,921,534)           (7,228,331)           (5,439,499)
     Deferred tax benefit                                                 (18,623)             (147,889)              (51,636)
     Changes in assets and liabilities:
       change in other assets                                             710,290               126,869              (387,457)
       Change in accrued interest and
           other liabilities                                             (261,295)             (107,708)              412,261
                                                                      -----------           -----------           -----------
         Net cash used in
           operating activities                                           (89,229)             (743,603)             (860,117)
                                                                      -----------           -----------           -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of securities                                          --                    --               498,377
     Proceeds from sale of Harding Fletcher                                    --                    --               155,131
     Purchases of equipment                                                (7,999)                   --                    --
     Proceeds from sale of equipment                                           --                 9,819                    --
     Payments received from subsidiaries, net                                  --                    --               398,676
                                                                      -----------           -----------           -----------
         Net cash provided by (used in)
         investing activities                                              (7,999)                 9,819            1,052,184
                                                                      -----------            -----------          -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on long-term debt                                                 --              (37,000)                   --
     Proceeds from exercise of stock options                              400,944               346,397                86,917
                                                                      -----------           -----------           -----------
         Net cash provided by
         financing activities                                             400,944               309,397                86,917
                                                                      -----------           -----------           -----------
Net increase (decrease) in cash                                           303,716              (424,387)              278,984
Cash at beginning of year                                               3,795,814             4,220,201             3,941,217
                                                                      -----------           -----------           -----------

Cash at end of year                                                   $ 4,099,530           $ 3,795,814           $ 4,220,201
                                                                      ===========           ===========           ===========


Noncash investing activity:
     Conversion of debentures to
         common stock                                                 $        --           $ 9,163,000           $        --
     Net costs attributable to
         debentures converted                                                  --              (662,301)                   --
     Cash paid in lieu of issuance of
         fractional shares                                                     --                  (438)                   --
                                                                      -----------           -----------           -----------
                                                                      $        --           $ 8,500,261           $        --
                                                                      ===========           ===========           ===========
     Change in net unrealized gain (loss)
        on securities available-for-sale:
           Bancorp                                                     $       --           $        --            $    3,770
           The Bank                                                       730,300              (634,890)            2,514,390


For purposes of reporting cash flows, cash represents amounts due from banks. Bancorp paid approximately none, $641,500 and $652,900 in interest on borrowings in 1997, 1996 and 1995, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     WHEN USED IN THE FOLLOWING DISCUSSION, THE WORD "EXPECTS" AND OTHER SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. SPECIFIC RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, GENERAL BUSINESS AND ECONOMIC CONDITIONS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. CENTENNIAL BANCORP UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF.


HIGHLIGHTS

     Centennial Bancorp reported net income of $9.3 million, or $.64 per share, in the year ended December 31, 1997. This represented a 42.8% increase in net income, as compared to $6.5 million, or $.52 per share, in 1996. Net income in 1996 represented a 43.1% increase from 1995's net income of $4.6 million, or $.40 per share. The return on average assets was 2.12% in 1997 compared to 1.82% in 1996 and 1.62% in 1995. The increased earnings for 1997, and 1996 primarily reflect increased net interest income due to the expansion of Bancorp's interest-earning assets each year.

     At December 31, 1997, total assets increased $85.4 million to $492.6 million. This increase represented a 21.0% increase over total assets at December 31, 1996. Earning assets at December 31, 1997 represented 92.0% of total assets, which represented an increase over December 31, 1996 when earning assets were 90.2% of total assets.

     During 1997, the Bank opened two additional full-service branches in the Portland metropolitan area. A branch office opened in January 1997 in the Lloyd Center District in a leased facility. The Bank finalized the purchase of property for a branch in the Tanasbourne area of Hillsboro, and opened the office in a temporary facility at the site.
Construction of the permanent facility is scheduled to be completed in July
1998.

     Also during 1997, the Bank opened five branches in Portland area retirement centers, when other banks determined the offices no longer fit their business strategies. The Bank offers deposit services to the residents of the facilities. At December 31, 1997, the Bank was in the process of opening two additional retirement center branches in the Portland area.

     During 1997, Mortgage Co. opened a mortgage loan office in the Sunnyside area of Portland, and intends to open an office in the Bank's Tanasbourne branch in Hillsboro upon completion of the permanent facility.

NET INTEREST INCOME

     For most financial institutions, including Bancorp, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to net interest income divided by interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During 1997, 1996 and 1995, Bancorp's average interest-earning assets were $399 million, $323 million and $252 million, respectively. During these same years, Bancorp's net interest margin was 6.92%, 6.70% and 6.66%, respectively.

     AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID


     The following table sets forth for 1997, 1996 and 1995 information with regard to average balances of assets and liabilities, as well as total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant average yields or rates, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities for Bancorp.

Year ended December 31,                    1997                                1996                                 1995
                             --------------------------------    -------------------------------    ------------------------------
                                          Interest   Average                 Interest   Average               Interest      Average
                               Average    income or  yield or      Average    income or yield or    Average   income or    yield or
                             balance(1)    expense    rates      balance(1)    expense   rates     balance(1)    expense      rates
                             ----------   ---------  --------    ----------   --------- --------   ----------   ---------    ------
ASSETS:                                                                (Dollars in thousands)
Interest-bearing deposits
 with banks                  $   6.924    $    376     5.43%    $  10,872     $   579    5.33%    $   5,971    $    352       5.90%
Investment securities --
 taxable                        37,443       2,446     6.53        43,928       2,894    6.59        40,116       2,403       5.99
Investment securities --
 tax-exempt (2)                 43,587       3,428     7.86        39,037       3,112    7.97        24,159       1,827       7.56
Federal funds sold              10,925         573     5.24         2,265         122    5.39         5,618         317       5.64
Loans and loans held for
 sale (3)                      299,976      34,329    11.44       226,965      26,299   11.59       176,384      20,909      11.85
                             ---------     -------              ---------     -------             ---------     -------
  Total interest-earning
    assets/interest income     398,855      41,152    10.32       323,067      33,006   10.22       252,248      25,808      10.23
Reserve for loan losses         (3,123)                            (2,237)                           (1,824)
Cash and due from banks         27,552                             20,274                            16,975
Premises and equipment, net      9,790                              9,339                             8,477
Other assets                     6,112                              7,201                             5,876
                              --------                           --------                          --------
  Total assets                $439,186                           $357,644                          $281,752
                              ========                           ========                          ========
LIABILITIES AND SHAREHOLDERS'
 EQUITY:
Savings and interest-bearin
 demand                       $166,800       5,156     3.09      $128,611       4,440    3.45      $107,983       3,352       3.10
Time deposits                  129,756       7,299     5.63       100,549       5,208    5.18        71,912       4,146       5.77
Short-term borrowings            9,688         539     5.56        11,399         833    7.31        13,823         861       6.23
Long-term debt                  10,000         572     5.72        16,443         887    5.39         9,200         645       7.01
                              --------       -----               --------      ------              --------     -------
  Total interest-bearing
     liabilities/interest
     expense                   316,244      13,566     4.29       257,002      11,368    4.42       202,918       9,004       4.44
Demand deposits                 75,005                             66,525                            53,399
Other liabilities                2,001                              2,617                             2,133
                              --------                           --------                          --------
  Total liabilities            393,250                            326,144                           258,450
Shareholders' equity            45,936                             31,500                            23,302
                              --------    --------               --------     --------             --------
  Total liabilities and
    shareholders' equity      $439,186                           $357,644                          $281,752
                              ========                           ========                          ========
Net interest income                        $27,586                            $21,638                           $16,804
                                           =======                            =======                           =======
Net interest spread (2)                                6.03%                             5.80%                                5.79%
                                                       =====                             =====                                ====
Net interest margin (2)                                6.92%                             6.70%                                6.66%
Net interest income to
   average shareholders'
   equity                                    60.05%                            60.50%                             72.11%
Average interest-earning
  assets to average
  interest-bearing liabilities    124%                                126%                             124%

-----------------------

(1)Average balances are based on daily averages and include nonaccrual loans.
(2)Average yield on nontaxable securities, net interest spread and net interest margin have been computed on a 34% tax-equivalent basis.
(3)Nonaccrual loans ($1,032,600, $994,600 and $631,100 in 1997, 1996 and 1995,
   respectively) have been included in the computation of average loans and loans held for sale. Loan fees recognized, included in interest income, totalled $4,769,700, $3,745,900 and $2,541,800 in 1997, 1996 and 1995,
   respectively.

         ANALYSIS OF CHANGES IN INTEREST RATE DIFFERENTIAL

         The following table shows the dollar amount of the increase (decrease) in Bancorp's interest income and interest expense for the years indicated, on a tax-equivalent basis, and attributes such dollar amounts to changes in volume and changes in interest rates. Changes attributable to the combined effect of volume and interest rate changes, which were immaterial, have been allocated equally between interest rate and volume.


                                                              1997 vs. 1996                           1996 vs. 1995
                                                                Change in                              Change in
                                                        net interest income due to                net interest income due to
                                                      --------------------------------           -----------------------------
                                                      Volume        Rate         Total           Volume        Rate      Total
                                                      ------        ----         -----           ------        ----      -----
                                                                                   (In thousands)
Interest income:
         Balances due from banks                      $ (212)      $   9        $ (203)          $  275      $  (48)    $  227
         Investment securities -- taxable               (425)        (23)         (448)             240         251        491
         Investment securities -- tax-exempt             360         (44)          316            1,156         129      1,285
         Federal funds sold                              460          (9)          451             (185)        (10)      (195)
         Loans                                         8,408        (378)        8,030            5,928        (538)     5,390
                                                      ------      ------        ------           ------      -------    ------
              Total interest income                    8,591        (445)        8,146            7,414        (216)     7,198
                                                      ------      ------        ------           ------      -------    ------

Interest expense:
         Deposits:
              Savings and interest-bearing
                demand                                 1,249        (533)          716              676         412      1,088
              Time1,578                                  513       2,091         1,567             (505)      1,062
         Short-term borrowings                          (110)       (184)         (294)            (164)        136        (28)
         Long-term debt                                 (358)         43          (315)             449        (207)       242
                                                      -------      -----        -------          ------      ------     ------
Total interest expense                                 2,528        (164)        2,364            2,065       1,767      3,832
                                                      ------       -----        ------           ------      ------     ------
              Total interest expense                   2,359        (161)        2,198            2,528        (164)     2,364
Net interest income                                   $6,232      $ (284)       $5,948           $4,886      $  (52)    $4,834
                                                      ======      ======        ======           ======      ======     ======


RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


         NET INTEREST INCOME

     Bancorp's net interest income increased to $27.6 million, on a tax-equivalent basis, in 1997 as compared to $21.6 million in 1996 and $16.8 million in 1995. During 1997, average interest-earning assets increased to $399 million as compared to average interest-earning assets of $323 million in 1996 and $252 million in 1995. At the same time, average interest-bearing liabilities increased to $316 million in 1997 from $257 million in 1996 and $203 million in 1995. Because the increases in average interest-earning assets were greater than the increases in average interest-bearing liabilities in 1997 and 1996, Bancorp recognized increases in net interest income.

         The average yield earned on interest-earning assets increased by .10% (10 basis points) in 1997, while the average rate paid on interest-bearing liabilities decreased by .13% (13 basis points). Because of the increase in the average yield earned on interest-earning assets and the decrease in the average rate paid on interest-bearing liabilities, Bancorp experienced an increase in net interest margin in 1997 as compared to 1996. The increase in net interest margin in 1997 served to increase Bancorp's net interest income.

         During 1997 and 1996, Bancorp increased its interest-bearing deposits and long-term debt in anticipation of strong loan demand expected in Bancorp's markets. The increase in interest-bearing deposits was brought about by offering more competitive rates for certain deposits. Long-term debt increased in 1996 when the Bank borrowed $10 million from the Federal Home Loan Bank of Seattle.

         During 1997 and 1996, Bancorp experienced a relatively stable interest rate environment with rates declining modestly from the rates experienced during 1995. A significant portion of Bancorp's loans are immediately repricable upon a change in interest rates (68% and 65% of outstanding loans at December 31, 1997 and 1996, respectively). This provides a benefit to Bancorp in a rising interest rate market, but is a detriment to earnings in a falling interest rate market until the market stabilizes. An increase in the volume of loans can mitigate the negative effects of a falling interest rate market.

         Centennial Mortgage has a residential mortgage construction lending department which establishes relationships with home builders in the Eugene/Springfield and Portland-area markets and generates additional permanent loan activity as the houses-under-construction are sold. Recognizing the risks associated with construction lending, management has established a detailed approval process for builder lines of credit and has implemented a continuing review of construction in progress to monitor construction loan activity. Increases in interest rates could adversely affect demand for construction lending, as well as the ability of borrowers to sell the houses when completed, and also could impact Centennial Mortgage's permanent mortgage lending activity.


         PROVISION FOR LOAN LOSSES

         Management's policy is to maintain an adequate reserve for loan losses. In 1997, Bancorp charged a $1,250,000 loan loss provision to income, as compared to $735,000 in 1996 and $350,000 in 1995. The larger loan loss provisions in 1997 and 1996 reflect the larger amounts of loans outstanding each year. In 1997, loan charge-offs, net of recoveries were $501,000, as compared to loan charge-offs, net of recoveries of $64,000 in 1996 and $122,000 in 1995. The relatively larger amount of loan charge-offs in 1997 was primarily due to the write-down of two loans to management's estimate of the net realizable value of the loans.

         Bancorp's reserve for loan losses was $3.3 million at December 31, 1997, as compared to $2.6 million at December 31, 1996 and $1.9 million at December 31, 1995. The ratio of the reserve for loan losses to total nonperforming loans was 263%, 137% and 172% at December 31, 1997, 1996 and 1995, respectively.

         Management attributes the relatively low levels of loans charged off, net of recoveries, during 1997, 1996 and 1995 to the loan approval processes and monitoring systems implemented in prior years. Management continues its efforts to collect amounts previously charged off and to originate new loans of high quality.

         NONINTEREST INCOME

         Noninterest income increased $1.1 million to $3.2 million in 1997 as compared to 1996, and decreased $181,000 to $2.1 million in 1996 as compared to 1995. The increase in noninterest income in 1997 was primarily attributable to increases in other noninterest income (as described below), and increased gains recognized on sales of loans and sales of investment securities. The decrease in noninterest income in 1996 was primarily attributable to decreases in loan servicing fees, other noninterest income and gains recognized on sales of investment securities, which were offset in part by an increase in gains recognized on sales of residential mortgage loans.

         During 1997, Bancorp received a $650,000 settlement payment for litigation the Bank brought against its former legal counsel. This settlement receipt accounted for the increase in other noninterest income recognized during 1997 as compared to 1996. Bancorp experienced a decrease of $160,000 in other noninterest income in 1996 as compared to 1995. The largest components of the decrease in 1996 were the non-recurrence of both a $40,000 gain recognized on the sale of a Bank department and a $64,000 gain recognized on the sale of a Bancorp subsidiary in 1995.

         Bancorp increased gains on sales of loans by $285,000 in 1997 as compared to 1996, and $219,000 in 1996 as compared to 1995. These increases were primarily due to increases in residential mortgage loans originated through Mortgage Co. which are subsequently sold to third-party investors.

         Bancorp also recognized an increase in gains on sales of investment securities during 1997 as compared to 1996. Bancorp liquidated approximately $20.5 million of securities available-for-sale, primarily to repurchase shorter term securities to reduce the average life of its securities portfolio. Gains on sales of investment securities decreased modestly during 1996 as compared to 1995 due to the relatively low level of securities sales during 1996.


         NONINTEREST EXPENSE

         Noninterest expense increased $2.5 million to $14.9 million in 1997 as compared to 1996, and increased $896,000 to $12.4 million in 1996 as compared to 1995. These increases were primarily attributable to increases in salaries and employee benefits and premises and equipment. The increase in 1996 as compared to 1995 was also attributable to an increase in advertising, but was offset in part by decreases in insurance expenses and other noninterest expenses.

         Salaries and employee benefits increased $1.9 million to $9.6 million in 1997 as compared to 1996, and increased $1.2 million to $7.7 million in 1996 as compared to 1995. These increases were primarily due to additions to staff to accommodate Bancorp's increased operations.

         Premises and equipment expense increased $224,000 to $2.0 million in 1997 as compared to 1996, and increased $182,000 to $1.8 million in 1996 as compared to 1995. The increases in 1997 and 1996 were due to the increasing number of branch locations of the Bank and Mortgage Co. during both years.

         Data processing expense increased $79,000 to $251,000 in 1997 as compared to 1996, and increased $5,000 to $172,000 in 1996 as compared to 1995. These increases in data processing expense were also primarily attributable to the additional branch locations of the Bank and Mortgage Co.

         Legal and professional fees increased $170,000 to $742,000 in 1997 as compared to 1996, and increased $21,000 to $572,000 in 1996 as compared to 1995. The increase in legal and professional fees incurred during 1997 was due in part to ongoing litigation in the normal course of Bancorp's business, and in part to fees charged for personnel acquisition services.

         Insurance expenses increased $3,000 in 1997, but decreased $259,000 to $65,000 in 1996 as compared to 1995. The decrease experienced in 1996 was due to an assessment rate reduction on Federal Deposit Insurance coverage.

         Advertising expenses increased $3,000 in 1997 and $133,000 in 1996 as compared to 1996 and 1995, respectively. The 1996 increase was due to an increase in Bancorp's advertising budget, primarily to promote its expanding presence in the Portland-area market. Bancorp's 1997 advertising budget was the same as 1996.

         Other noninterest expense decreased $38,000 to $950,000 in 1997 as compared to 1996, and decreased $159,000 to $987,000 in 1996 as compared to 1995. The decrease experienced in 1996 was due to an insurance recovery received.


ASSET/LIABILITY MANAGEMENT

         Bancorp's results of operations depend substantially on its net interest income and management's ability to manage certain risks. Interest income and interest expense are affected by general economic conditions and by competition in the marketplace.

         Market risk is the risk of loss from adverse changes in market prices and rates. Bancorp's market risk arises principally from interest rate risk in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although Bancorp manages other risks, as in credit quality and liquidity risk, in the normal course of business, management considers interest rate risk to be a significant market risk which could have the largest material effect on Bancorp's financial condition and results of operations. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of Bancorp's business activities.

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

         The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 1997, and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from Bancorp's internal data and, although the information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Such factors may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities. Decay rates have not been used as all savings and interest-bearing demand deposits have been assumed to reprice within three months. Management does not consider savings and interest-bearing demand deposits to be interest-rate-sensitive. Excluding those accounts, Bancorp's variable-rate assets exceed variable-rate liabilities, and its fixed-rate assets exceed fixed-rate liabilities.


                                                                             December 31, 1997
                                                                    Amount maturing or repricing within:
                                                                    ------------------------------------
                                                                    Three
                                                Less than         months to
                                                  three           less than           One to           Over five
                                                  months          one year          five years           years             Total
                                                  ------          --------          ----------           -----             -----
                                                                           (Dollars in thousands)
Interest-earning assets:
  Fixed-rate loans                              $ 11,343          $ 12,915            $39,380            $43,689         $107,327
  Variable-rate loans                            225,044             2,866              5,388                 --          233,298
  Investment securities                               --             1,009             22,823             60,072           83,904
  Federal Home Loan Bank stock                     4,711                --                 --                --             4,711
  Other interest-earning assets                   23,800                --                 --                 --           23,800
                                                --------          --------            -------            -------         --------
  Total interest-earning assets                  264,898            16,790             67,591            103,761          453,040

Cash and due from banks                                                                                                    26,269
Other noninterest-earning assets                                                                                           13,264

  Total assets                                                                                                           $492,573
Interest-bearing liabilities:
  Savings and interest-bearing demand
  deposits                                      $187,335                --                 --                 --         $187,335
  Certificates of deposit of
  $100,000 or more                                21,043            28,039              4,804                 --           53,886
  Other time accounts                             17,213            54,902              8,638                 45           80,798
  Short-term borrowings                            7,716                --                 --                 --            7,716
  Long-term debt                                      --            10,000                 --                 --           10,000
                                                --------          --------            -------            -------         --------
  Total interest-bearing liabilities             233,307            92,941             13,442                 45          339,735

Other noninterest-bearing liabilities                                                                                     101,028
Shareholders' equity                                                                                                       51,810
  Total liabilities and shareholders'
    equity                                                                                                               $492,573
                                                                                                                         ========

Interest rate GAP                               $ 31,591          $(76,151)          $ 54,149           $103,716
                                                ========          ========           ========           ========
Cumulative interest rate GAP                    $ 31,591          $(44,560)          $  9,589           $113,305
                                                ========          ========           ========           ========
GAP ratio (GAP/total assets)                        6.41%           (15.46)%            10.99%             21.06%
Cumulative GAP ratio                                6.41%            (9.05)%             1.95%             23.00%


  The estimated fair market value of each class of financial instrument is presented in Note 9 of the accompanying audited financial statements.

  Bancorp performs certain computations to estimate the impact of changing interest rates on the current portfolio. These computations assume hypothetical interest rate changes based on numerous assumptions and should not be relied upon as indicative of actual results. The following table represents the estimated impacts of a parallel shift in rates at December 31, 1997:

                                                                                 Current
                                                      Change in Rates Of           Fair         Change in Rates Of
                                                      ------------------                        ------------------
                                                  Minus 2%          Minus 1%       Value     Plus 1%          Plus 2%
                                                  --------          --------       -----     -------          -------
                                                                            (In Thousands)

Financial assets:
Cash and cash equivalents                         $ 50,069          $ 50,069    $ 50,069    $ 50,069         $ 50,069
Available-for-sale securities                       88,831            86,117      83,904      81,171           78,937
Loans and loans held for sale                      368,169           362,403     356,811     351,386          346,122
Federal Home Loan Bank stock                         4,711             4,711       4,711       4,711            4,711

Financial liabilities:
Deposits                                           423,054           421,189     419,365     417,582          415,839
Short-term borrowings                                7,716             7,716       7,716       7,716            7,716
Long-term debt                                      10,000            10,000      10,000      10,000           10,000


  Historically, with the exception of securities sold under agreement to repurchase, Bancorp has not engaged in derivative activities. Such securities have only been sold to a limited number of private corporate clients that meet management's credit risk policies associated with originating and controlling the risks of these transactions. Bancorp does not engage in any trading or speculative derivative activities.

  The following table presents the aggregate maturities of loans in each major category of Bancorp's loan portfolio at December 31, 1997. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments.

                                                                      Due
                                                       ---------------------------------------
                                                                   After one                              Total
                                                Within            but within              After         loans by
Loan category                                  one year           five years           five years       category
-------------                                  --------           ----------           ----------       --------
                                                               (Dollars in thousands)

Commercial                                    $ 84,548              $45,533              $16,971       $147,052
Real estate -- mortgage                         19,031               31,383               37,217         87,631
Real estate -- construction                     71,635               15,516                1,969         89,120
Installment                                      4,872                1,561                  170          6,603
Loans held for sale                                 --                   --                5,585          5,585
Lease financing                                    531                3,118                   --          3,649
Other                                              543                1,364                   88          1,995
Less deferred loan fees                           (536)                (291)                (183)        (1,010)
                                               -------              -------              -------       ---------

      Total loans by maturity                 $180,624              $98,184              $61,817       $340,625
                                              ========              =======              =======       =========

      Bancorp has $160 million of loans that mature after one year, consisting of fixed-rate loans aggregating $83.1 million (51.9%) and variable-rate loans aggregating $76.9 million (48.1%).


      At December 31, 1997, $107 million of Bancorp's loans (approximately 31.5% of Bancorp's loan portfolio) had fixed interest rates and $233 million (approximately 68.5%) had variable interest rates.


PROVISION FOR INCOME TAXES

      Bancorp's provision for income taxes was $4.3 million in 1997, $3.1 million in 1996 and $2.1 million in 1995. Bancorp's effective tax rates for financial reporting were 31.8% in 1997, 32.5% in 1996 and 32.0% in 1995. The effective tax rate varies from the federal statutory rate of 34% primarily because of nontaxable interest income and state income taxes. See Note 12 of Notes to Consolidated Financial Statements.

LIQUIDITY AND SOURCES OF FUNDS

      Bancorp's primary sources of funds are customer deposits, sales and maturities of investment securities, loan sales, loan repayments, net income and the use of federal funds markets. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not. The Bank's deposits increased to $419 million at December 31, 1997 from $340 million at December 31, 1996 and $268 million at December 31, 1995, primarily because of an ongoing business development program, and expansion of the Bank's presence in the Portland-area market.

      Net loans and loans held for sale increased to $337 million at December 31, 1997 from $266 million at December 31, 1996 and $189 million at December 31, 1995. These increases were primarily due to the Bank's business development activities and a real estate construction program initiated by Centennial Mortgage in 1994.

      The Bank maintains federal funds lines with correspondent banks as a backup source of temporary liquidity. At December 31, 1997, the Bank had $24 million of federal funds lines available ($16 million at December 31, 1996) to draw against on an uncollateralized basis. No borrowings were outstanding under the federal funds lines at those dates.

      The Bank also maintains a cash management credit facility from the FHLB. The credit facility is based upon the Bank's holdings of specified housing finance related assets, and is limited to 10% of the Bank's assets, measured on a quarterly basis. At December 31, 1997, the Bank had $21.4 million of credit available from the FHLB ($39.5 million at December 31, 1996). The decrease in the Bank's credit facility at December 31, 1997 from the level held at December 31, 1996 was due to the Bank's decrease in specified housing finance related assets during 1997. The credit facility is collateralized by the FHLB stock owned by the Bank and by all its other assets.

      Bancorp's long-term debt ($10.0 million at December 31, 1997), will mature August 6, 1998. Management intends to borrow a like amount on similar terms prior to maturity of the long-term debt.

      Management anticipates that Bancorp will continue to rely on customer deposits, sales and maturities of investment securities, loan sales, loan repayments, retained earnings and federal funds markets to provide liquidity. Although deposit balances have shown historical growth, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. Borrowings may be used on a short-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a longer-term basis to support expanded lending activities and to match the maturity or repricing intervals of assets. The sources of such funds would likely be federal funds purchased and borrowings from the FHLB, as discussed above.

CAPITAL RESOURCES

      Total shareholders' equity increased to $51.8 million at December 31, 1997 from $41.3 million at December 31, 1996 and $26.4 million at December 31, 1995. Total shareholders' equity was increased during 1997 not only by net income, but also by the effects of stock options exercised ($430,600). Shareholders' equity (Tier I capital) was 9.5% of average assets in 1997 as compared to 10.2% in 1996 and 8.3% in 1995.

EFFECTS OF INFLATION AND CHANGING PRICES

      The primary impact of inflation on Bancorp's operations is increased operating overhead. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on a financial institution's performance than the effects of general inflation. Interest rates are affected by inflation, but neither the timing nor the magnitude of interest rate fluctuations coincides with changes in an inflation index.

      For these reasons, management believes that references to other information regarding interest rates earned and paid, interest-earning assets and interest-bearing liabilities will be of greater assistance than inflation-adjusted presentations in understanding Bancorp's ability to react to changing interest rates and inflationary trends.

EFFECTS OF YEAR 2000

      The Year 2000 may pose unique challenges to all businesses due to the inability of some computers and computer software programs to accurately recognize, for years after 1999, dates which are often expressed as a two digit number. This inability to recognize date information accurately could potentially affect computer operations and calculations, or could cause computer systems to not operate at all.

      Bancorp is heavily reliant on computers for accounting for customer records and transactions, as well as operating performance. Recognizing the risks of the Year 2000 problem, management organized a task force in early 1997 to identify and address all issues related to the Year 2000. In addition, management organized and sponsored seminars for community attendance in the Eugene and Portland-area markets to elevate public awareness of the potential of Year 2000 problems.

      To date, Bancorp's Year 2000 task force has identified all computer hardware and software utilized and contacted vendors seeking their certification of Year 2000 compliance (Bancorp does not utilize any proprietary computer hardware or software). The task force has retained a computer consultant to assist with testing of all computer hardware and software and testing has already begun. It is anticipated that computer hardware and software testing will continue through the year 1999 to ensure that all systems are fully compliant.

      Management of Bancorp has also required that lending personnel ascertain borrowing clients' awareness and intent to timely comply with the Year 2000.

      At the present time, management has budgeted $100,000 for Year 2000 compliance expenses for the year 1998, and believes that its efforts to comply with the Year 2000, and the effects of the Year 2000, will not have a material effect on operations.

FORM 10-K

     Copies of Bancorp's annual report on From 10-K required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 are available to shareholders at no charge upon written request to : Michael J. Nysingh, Chief Financial Officer, Centennial Bancorp, P.O. Box 1560, Eugene, Oregon 97440. Copies of Bancorp's material filed with the Securities and Exchange Commission can also be accessed via the Internet at "www.sec.gov."


MARKET FOR COMMON STOCK

     Bancorp's Common Stock is quoted on the Nasdaq National Market under the symbol "CEBC."

      The following table sets forth the high and low bid prices for the Common Stock on the Nasdaq National Market for the last two years:

                                                        High          Low
                                                        ----          ---

      Year ended December 31, 1997:
           First quarter                               $ 7.84        $ 6.51
           Second quarter                               12.39          7.73
           Third quarter                                15.38         11.36
           Fourth quarter                               15.16         12.62

      Year ended December 31, 1996:
           First quarter                               $ 5.02        $ 4.53
           Second quarter                                5.90          4.72
           Third quarter                                 5.37          5.12
           Fourth quarter                                6.61          5.48

      At February 27, 1998, Bancorp had 14,538,682 shares of Common Stock outstanding held by 1,219 shareholders of record.

      Bancorp has never declared or paid cash dividends to shareholders and has no intention to do so in the forseeable future.

Quarterly Financial Data
(In thousands, except per share amounts)


                                    First          Second         Third          Fourth
     1997                          Quarter        Quarter        Quarter        Quarter        Total
-----------------                  -------        -------        -------        -------        -----
Interest income                    $8,940         $9,585         $10,333        $11,246        $40,104
Interest expense                    3,054          3,274          3,596          3,642          13,566
                                    -----          -----          -----          -----          ------
Net interest income                 5,886          6,311          6,737          7,604          26,538

Loan loss provision                   800            150            150            150           1,250
Income before income taxes          3,113          3,199          3,611          3,709          13,632
Net income                          2,101          2,159          2,437          2,606           9,303
Earnings per share:
     Basic                         $  .14         $  .15         $  .17         $  .18         $   .64
     Diluted                       $  .14         $  .15         $  .16         $  .17         $   .62

      1996
-----------------
Interest income                    $7,079         $7,628         $8,361        $ 8,990         $32,058
Interest expense                    2,456          2,646          3,014          3,252          11,368
                                    -----          -----          -----          -----          ------
Net interest income                 4,623          4,982          5,347          5,738          20,690

Loan loss provision                   150            135            300            150             735
Income before income taxes          2,153          2,320          2,459          2,719           9,651
Net income                          1,453          1,566          1,660          1,835           6,514
Earnings per share:
     Basic                         $  .12         $  .13         $  .13         $  .14         $   .52
     Diluted                       $  .11         $  .11         $  .12         $  .13         $   .47
