Form 10-K, Exhibit 13
period 1998-12-31
CENTENNIAL BANCORP
filed 1999-04-01
CIK 702430

CENTENNIAL BANCORP

                                                        ANNUAL REPORT

                                                                 1998

Centennial Bancorp ("Bancorp") is a bank holding company, which provides commercial and consumer banking services through its subsidiary Centennial Bank, and residential mortgage brokering services through its subsidiary Centennial Mortgage Co.


SELECTED FINANCIAL DATA

The following table sets forth selected financial data of Bancorp (in thousands of dollars, except per-share amounts). All share and per-share information has been restated to give retroactive effect to a stock split declared in January 1999, and for various stock splits and stock dividends declared in prior years. Bancorp has never declared or paid cash dividends to shareholders.


                                                 1998             1997              1996             1995             1994
                                              --------         --------          --------         --------         --------
Interest income                               $ 49,849         $ 40,104          $ 32,058         $ 25,274         $ 19,474
Interest expense                                15,837           13,566            11,368            9,004            5,172
                                              --------         --------          --------         --------         --------
Net interest income                             34,012           26,538            20,690           16,270           14,302
Loan loss provision                              1,500            1,250               735              350              316
Net income                                      11,435            9,303             6,514            4,551            3,502
Total assets                                   572,050          492,573           407,186          317,464          257,326
Total deposits                                 483,866          419,282           339,955          267,880          216,320
Short-term borrowings                           20,600            7,716            12,316           11,419           11,840
Long-term debt                                      --           10,000            10,000            9,200            9,200
Shareholders' equity                            63,717           51,810            41,346           26,390           19,205

Earnings per common share:
     Basic                                     $   .68         $    .56          $    .45         $    .34         $    .27
     Diluted                                       .65              .53               .40              .27              .24


REPORT OF SYMONDS, EVANS & LARSON, P.C., INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of Centennial Bancorp


We have audited the accompanying consolidated balance sheet of Centennial Bancorp and subsidiaries as of December 31, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Centennial Bancorp and subsidiaries as of December 31, 1997, and for each of the years in the two year period then ended, were audited by other auditors whose report dated January 22, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centennial Bancorp and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




SYMONDS, EVANS & LARSON, P.C.

Portland, Oregon
January 27, 1999

CONSOLIDATED BALANCE SHEETS

At December 31,                                                                         1998                      1997
                                                                                  -------------              -------------
ASSETS Cash and cash equivalents:
     Cash and due from banks                                                       $ 40,838,367               $ 26,269,239
     Federal funds sold                                                               1,003,000                 23,800,000
                                                                                   ------------               ------------

           Total cash and cash equivalents                                           41,841,367                 50,069,239
Securities available-for-sale                                                        76,793,378                 83,904,253
Mortgage loans held for sale                                                         11,039,045                  5,584,947
Loans, net                                                                          416,524,430                331,691,399
Federal Home Loan Bank stock                                                          5,083,700                  4,711,100
Premises and equipment, net                                                          12,613,321                 10,486,892
Accrued interest and other assets                                                     8,154,849                  6,125,581
                                                                                   ------------               ------------

           Total assets                                                            $572,050,090               $492,573,411
                                                                                   ============               ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
     Deposits:
           Demand                                                                  $102,714,344               $ 97,262,856
           Interest-bearing demand                                                  204,032,594                173,583,239
           Savings                                                                   18,483,765                 13,751,676
           Time                                                                     158,635,593                134,684,313
                                                                                   ------------               ------------

                Total deposits                                                      483,866,296                419,282,084
     Short-term borrowings                                                           20,600,071                  7,715,783
     Accrued interest and other liabilities                                           3,866,582                  3,765,386
     Long-term debt                                                                          --                 10,000,000
                                                                                   ------------               ------------

           Total liabilities                                                        508,332,949                440,763,253

Commitments and contingencies (Note 10)

Shareholders' Equity:
     Preferred stock                                                                        --                          --
     Common stock, 16,869,363 and 14,515,676 shares
           issued and outstanding in 1998 and 1997,
           respectively                                                              29,690,949                 29,031,352
     Retained earnings                                                               33,517,242                 22,082,696
     Accumulated other comprehensive income                                             508,950                    696,110
                                                                                   ------------                ------------
           Total shareholders' equity                                                63,717,141                 51,810,158
                                                                                   ------------               ------------
           Total liabilities and shareholders' equity                              $572,050,090               $492,573,411
                                                                                   ============               ============

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,                                          1998                 1997                 1996
                                                                      -----------          -----------          -----------
Interest income:
     Loans, including fees                                            $44,348,206          $34,329,126          $26,298,655
     Securities:
           Taxable                                                      2,723,091            2,445,547            2,894,436
           Exempt from Federal income taxes                             1,699,128            2,034,551            1,838,858
     Dividends on Federal Home Loan
           Bank stock                                                     372,600              345,300              325,400
     Deposits with banks                                                   14,401              376,499              578,948
     Federal funds sold                                                   691,063              573,027              121,997
                                                                      -----------          -----------          -----------

           Total interest income                                       49,848,489           40,104,050           32,058,294
Interest expense:
     Deposits:
           Interest-bearing demand and savings                          6,889,086            5,155,632            4,440,175
           Time                                                         8,184,923            7,298,741            5,207,755
     Short-term borrowings                                                489,595              538,947              887,641
     Long-term debt                                                       272,897              572,673              832,666
                                                                      -----------           -----------          -----------

           Total interest expense                                      15,836,501           13,565,993           11,368,237

Net interest income                                                    34,011,988           26,538,057           20,690,057
Loan loss provision                                                     1,500,000            1,250,000              735,000
                                                                      -----------          -----------          -----------
Net interest income after loan
           loss provision                                              32,511,988           25,288,057           19,955,057
Noninterest income:
     Service charges on deposit accounts                                1,207,782            1,065,267              959,333
     Net gains on sales of mortgage loans                               1,752,506              908,068              623,240
     Net gains on sales of securities                                     599,885              168,716                6,595
     Other                                                                623,343            1,053,083              507,122
                                                                      -----------           -----------          -----------
           Total noninterest income                                     4,183,516            3,195,134            2,096,290

Noninterest expense                                                    19,348,558           14,851,028           12,400,159
                                                                      -----------          -----------          -----------

Income before income taxes                                             17,346,946           13,632,163            9,651,188

Provision for income taxes                                              5,912,400            4,328,800            3,136,900
                                                                      -----------          -----------          -----------

Net income                                                            $11,434,546          $ 9,303,363          $ 6,514,288
                                                                      ===========          ===========          ===========

Earnings per common share:
     Basic                                                            $       .68          $       .56          $       .45
                                                                      ===========          ===========          ===========
     Diluted                                                          $       .65          $       .53          $       .40
                                                                      ===========          ===========          ===========

Weighted average common shares outstanding:
     Basic                                                             16,823,758           16,671,161           14,349,085
     Diluted                                                           17,594,684           17,418,820           17,029,796


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                               Accumulated
                                                                                 Other                     Additional    Total
                                            Number of    Common     Retained  Comprehensive Comprehensive   Paid-in   Shareholders'
                                             Shares       Stock     Earnings     Income       Income        Capital     Equity
                                           ----------  ----------   --------   ----------    ----------    ---------   ----------
Balances, January 1, 1996                  4,651,130  $ 9,302,260  $10,657,696   $600,700                  $5,829,404  $26,390,060

Comprehensive income:
     Net income                                                      6,514,288              $ 6,514,288                  6,514,288
     Other comprehensive income-
         unrealized losses on
         securities available-for-
         sale, net of income taxes
         of approximately $389,000                                               (634,890)     (634,890)                  (634,890)
     Reclassification adjustment for net
         gains on sales of securities
         included in net income, net
         of income taxes of
         approximately $2,000                                                                    (4,452)
                                                                                              ----------
Comprehensive income                                                                        $ 5,874,946
                                                                                             ===========
Stock split (5%)                             249,087      498,174                                            (498,174)          --
Stock options exercised                      118,568      237,136                                             109,261      346,397
Tax benefit of stock options
     exercised                                                                                                229,743      229,743
Conversion of convertible debentures         922,531    1,845,062                                           6,655,199    8,500,261
Stock split (10%)                            594,131    1,188,262                                          (1,188,262)          --
                                          ----------   ---------  -----------    --------                   ----------  -----------

Balances, December 31, 1996                6,535,447   13,070,894   17,171,984    (34,190)                 11,137,171   41,345,859

Comprehensive income:
     Net income                                                      9,303,363              $ 9,303,363                  9,303,363
     Other comprehensive income-
         unrealized gains on
         securities available-for-
         sale, net of income taxes
         of approximately $448,000                                               730,300        730,300                    730,300


                                                                      6

     Reclassification adjustment for
         net gains on sales of
         securities included in net
         income, net of income taxes
         of approximately $54,000                                                              (115,064)
                                                                                             -----------
Comprehensive income                                                                        $ 9,918,599
                                                                                             ===========
Stock split (10%)                            655,664    1,311,328                                          (1,311,328)          --
Stock options exercised                       66,727      133,454                                             267,490      400,944
Tax benefit of stock options
     exercised                                                                                                 29,692       29,692
Stock split (100%)                         7,257,838   14,515,676   (4,392,651)                           (10,123,025)          --
                                          ----------  -----------  -----------   ------                    -----------  -----------

Balances, December 31, 1997               14,515,676   29,031,352   22,082,696   696,110                           --   51,810,158

Comprehensive income:
     Net income                                                     11,434,546              $11,434,546                 11,434,546
     Other comprehensive income-
         unrealized losses on
         securities available-for-
         sale, net of income taxes
         of approximately $115,000                                              (187,160)      (187,160)                  (187,160)
     Reclassification adjustment for
         net gains on sales of
         securities included in net
         income, net of income taxes
         of approximately $204,000                                                             (395,924)
                                                                                              ----------
Comprehensive income                                                                        $10,851,462
                                                                                             ===========
Stock split (5%)                             727,386                                                                            --
Stock options exercised                       92,723      267,381                                                          267,381
Tax benefit of stock options
     exercised                                            392,216                                                          392,216
Stock split (10%)                          1,533,578                                                                            --
                                          ----------  -----------   -----------   ----------               ----------   -----------

Balances, December 31, 1998               16,869,363  $29,690,949   $33,517,242 $508,950                           --  $63,717,141
                                          ==========  ===========   ===========  ========                  ==========   ===========



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,                                                  1998                 1997                 1996
                                                                      -----------          -----------          -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                      $11,434,546          $ 9,303,363          $ 6,514,288
     Adjustments to reconcile net income
           to net cash provided by operating
           activities:
           Net gains on sales of securities
                and mortgage loans                                    (2,352,391)          (1,076,784)            (629,835)
           Stock dividends on Federal Home
                Loan Bank stock                                         (372,600)            (345,300)            (325,400)
           Loan loss provision                                         1,500,000            1,250,000              735,000
           Deferred income taxes                                        (437,882)            (113,702)            (310,024)
           Depreciation and amortization                               1,697,578            1,329,421            1,167,936
           Originations of mortgage loans
                held for sale                                       (213,853,812)        (111,645,075)         (67,258,899)
           Proceeds from sales of mortgage loans                     209,152,220          110,506,192           68,853,519
           Changes in assets and liabilities:
                Accrued interest and
                      other assets                                    (1,335,735)             302,160           (1,329,999)
                Accrued interest and
                      other liabilities                                  101,196             (230,165)           1,454,091
                                                                      -----------         -------------------- -----------
           Net cash provided by
                operating activities                                   6,533,120            9,280,110            8,870,677
CASH FLOWS FROM INVESTING ACTIVITIES:
     Securities available-for-sale:
           Purchases                                                 (31,984,219)         (28,385,904)         (22,037,443)
           Maturities                                                 27,624,797            8,009,362            4,968,520
           Proceeds from sales                                        11,754,232           20,463,409            6,302,328
     Loan originations, net                                          (86,333,031)         (70,449,408)         (78,574,452)
     Purchases of premises and equipment, net                         (3,558,652)          (2,373,818)          (1,134,394)
                                                                      ----------           ----------           ----------
           Net cash used in
                investing activities                                 (82,496,873)         (72,736,359)         (90,475,441)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase in deposits                                         64,584,212           79,326,839           72,074,953
     Increase (decrease) in
           short-term borrowings, net                                 12,884,288           (4,599,800)             896,460
     Proceeds from issuance of long-term debt                                 --                   --           10,000,000
     Payments on long-term debt                                      (10,000,000)                  --             (37,000)
     Proceeds from exercise of stock options                             267,381              400,944              346,397
                                                                     -----------          -----------          -----------
           Net cash provided by financing
                activities                                            67,735,881           75,127,983           83,280,810
                                                                     -----------          -----------          -----------
Net increase (decrease) in cash and
     cash equivalents                                                 (8,227,872)          11,671,734            1,676,046
Cash and cash equivalents at
     beginning of year                                                50,069,239           38,397,505           36,721,459
                                                                     -----------          -----------          -----------

Cash and cash equivalents at end of year                             $41,841,367          $50,069,239          $38,397,505
                                                                     ===========          ===========          ===========


Supplemental Disclosures of Cash Flow Information:
Years ended December 31,                                                  1998                 1997                 1996
                                                                       ----------           ----------           ----------
Noncash activities:
     Conversion of debentures to
           common stock                                              $        --          $        --           $ 9,163,000
     Net costs attributable to
           debentures converted                                               --                   --              (662,301)
     Cash paid in lieu of issuance of
           fractional shares                                                  --                   --                  (438)
     Tax benefit of stock options exercised                              392,216               29,692               229,743
     Change in net unrealized gains (losses)
           on securities available-for-sale,
           net of income taxes                                          (187,160)             730,300              (634,890)

Cash paid during the year for:
     Interest on deposits and
           other borrowings                                          $15,754,000          $13,423,000           $11,316,000
     Income taxes                                                      6,056,000            4,414,000             3,413,000


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies
--   ------------------------------------------

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of Centennial Bancorp ("Bancorp"), a bank holding company, and its wholly-owned subsidiaries, Centennial Bank ("the Bank") and Centennial Mortgage Co. ("Centennial Mortgage"). The Bank provides commercial financing, banking and other services, and Centennial Mortgage provides residential mortgage brokering services. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation
---------------------

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and prevailing practices within the banking industry. Bancorp utilizes the accrual method of accounting which recognizes income when earned and expenses when incurred. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the balance sheet, and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest-bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

At December 31, 1997, Bancorp was required to maintain an average reserve balance with the Federal Reserve Bank, or maintain such reserve balance in the form of cash. Bancorp's required reserve balance at December 31, 1997 was approximately $9,543,000, which was met by holding cash and maintaining an average reserve balance with the Federal Reserve Bank. Bancorp was not required to maintain a reserve balance at December 31, 1998.

Securities Available-For-Sale
-----------------------------

Securities available-for-sale are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity mix of the Bank's assets and liabilities or demand on liquidity. Bancorp has classified all investment securities as available-for-sale, which are stated at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as other comprehensive income, net of income taxes.

Gains and losses on sales of securities are recognized on a specific identification basis. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of securities available-for-sale below their cost that are other than temporary would result in write-downs of the individual securities to their fair value.

Mortgage Loans
--------------

Centennial Mortgage's activities include origination of conventional and federally insured residential mortgage loans for resale in the secondary market. Mortgage loans are sold without recourse; however, the sales of these mortgage loans are subject to technical underwriting exceptions and related repurchase risks. Such risks are considered in the determination of the allowance for loan losses.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis.

At December 31, 1998, 1997 and 1996, the Bank held servicing rights to approximately $50,436,000, $32,274,000 and $6,583,000, respectively, in mortgage loans which had been sold into the secondary market. Such mortgage loans are not included in the accompanying consolidated balance sheets. Beginning in July 1998, the Bank began using another financial institution to sub-service these mortgage loans. Previously, the Bank serviced these mortgage loans in-house. At December 31, 1998 and 1997, the net amount of capitalized mortgage servicing rights (approximately $392,000 and $340,000, respectively) is included in other assets in the accompanying consolidated balance sheets.

Loans
-----

Loans are reported at their outstanding principal balance less the allowance for loan losses and deferred loan fees.

Loan origination fees, net of origination costs, are deferred and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when repayment of principal and interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed and interest income is recognized as cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. The allowance is based on estimates and ultimate losses may vary from the current estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

Federal Home Loan Bank Stock
----------------------------

The Bank's investment in Federal Home Loan Bank ("FHLB") stock is carried at par value, which approximates fair value. As a member of the FHLB system, Bancorp maintains a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 1998, Bancorp's minimum required investment was $1,471,700. Stock redemptions of any investment in excess of the minimum level are at the discretion of the FHLB.

Premises and Equipment
----------------------

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed principally using the straight-line method over the shorter of the estimated useful lives of the assets or terms of the leases. Estimated useful lives are 30 to 40 years for buildings, and 3 to 10 years for furniture and equipment. Amortization of leasehold improvements is included in depreciation and amortization expense in the accompanying consolidated financial statements.

Goodwill
--------

Goodwill is the excess of the cost over fair value of net assets acquired in business combinations. It is amortized on the straight-line method over periods ranging from 15 - 20 years. When factors indicate goodwill should be evaluated for possible impairment, Bancorp uses an estimate of the undiscounted cash flow of the related business over the remaining life of the goodwill in measuring whether the carrying amount of goodwill is impaired.

Advertising
-----------

Advertising costs are generally charged to expense during the year in which they are incurred.

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

Earnings per Common Share
-------------------------

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period plus dilutive common shares related to stock options and convertible debentures (see Note 16).

The weighted average number of common shares outstanding and the stock option plan information (see Note 14) have been adjusted to give retroactive effect to stock splits and stock dividends.

Recently Issued Accounting Standards
------------------------------------

In 1998, Bancorp retroactively adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" (SFAS
130). SFAS 130 established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. Accordingly, any unrealized gains or losses on securities available-for-sale are recognized as a component of comprehensive income.

In 1998, Bancorp also retroactively adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131, in general, requires that public business enterprises report financial and descriptive information about its material reportable operating segments and also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by key management personnel in deciding how to allocate resources and in assessing performance. Management believes that, based on the materiality standards of SFAS 131, Bancorp primarily operates in one business segment. In addition, the related disclosures of SFAS 131 are included in the accompanying consolidated financial statements and notes as applicable.

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), was issued. SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. At December 31, 1998, Bancorp had no derivative instruments or hedging activities.

In October 1998, SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" (SFAS 134), was issued. SFAS 134 is effective for the first fiscal quarter beginning after December 15, 1998. At December 31, 1998, Bancorp had not entered into any transaction for which SFAS 134 would apply.

There were no other accounting standards recently issued that had a significant effect on Bancorp's consolidated financial statements.

Reclassifications
-----------------

Certain amounts in 1997 and 1996 have been reclassified to conform with the 1998 presentation in the consolidated financial statements. Net income was not affected by these reclassifications.

2.      Securities Available-for-Sale
--      -----------------------------

Securities available-for-sale consisted of the following at December 31, 1998 and 1997:

                                                                      Gross                  Gross            Estimated
                                                 Amortized          Unrealized            Unrealized            Fair
                                                   Cost               Gains                 Losses              Value
                                                 --------           --------               --------           --------
December 31, 1998:
   U.S. Treasury securities                    $ 1,398,726          $   36,190            $       --        $ 1,434,916
   U.S. Government agencies                     39,479,940             116,050               333,250         39,262,740
   Obligations of states and
        political subdivisions                  28,571,672           1,006,580                    --         29,578,252
   Corporate bonds                               2,304,968              13,059                 6,749          2,311,278
   Mortgage-backed securities                    4,217,462               1,330                12,600          4,206,192
                                               -----------          ----------            ----------        -----------
        Total                                  $75,972,768          $1,173,209            $  352,599        $76,793,378
                                               ===========          ==========            ==========        ===========

December 31, 1997:
   U.S. Treasury securities                    $ 1,400,117          $   19,156            $    1,806        $ 1,417,467
   U.S. Government agencies                     34,376,690              81,319                43,414         34,414,595
   Obligations of states and
        political subdivisions                  38,293,630           1,145,056                 4,590         39,434,096
   Corporate bonds                               2,324,578               3,463                27,353          2,300,688
   Mortgage-backed securities                    6,386,493                  93                49,179          6,337,407
                                               -----------          ----------            ----------        -----------
        Total                                  $82,781,508          $1,249,087            $  126,342        $83,904,253
                                               ===========          ==========            ==========        ===========

                                                                                           Amortized          Estimated
Contractual maturities at December 31, 1998:                                                Cost              Fair Value
                                                                                           --------           ----------

Due after 1 through 5 years                                                              $32,472,378        $32,754,918
Due after 5 through 10 years                                                              28,024,523         28,083,343
Due after 10 years                                                                        15,475,867         15,955,117
                                                                                         -----------        -----------
   Total                                                                                 $75,972,768        $76,793,378
                                                                                         ===========        ===========


The contractual maturities for mortgage-backed securities were allocated assuming no prepayments. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 1998, securities with an estimated fair value of approximately $12,266,000 were pledged to collateralize public deposits, and securities with an estimated fair value of approximately $10,562,000 were pledged to collateralize short-term borrowings ($13,538,000 and $5,586,000 at December 31, 1997, respectively).

Proceeds from sales of investment securities and gross realized gains and losses on those sales were as follows:


                                                 Proceeds
                                                   from                Gross                 Gross            Net Gains
                                                 Sales of             Realized              Realized        on Sales of
                                                Securities             Gains                 Losses          Securities
                                                ----------             -----                 ------          ----------

        1998                                   $11,754,232            $599,885             $     --            $599,885
        1997                                    20,463,409             191,291              (22,575)            168,716
        1996                                     6,302,328              23,100              (16,505)              6,595


3.      Loans
--      -----

Loans consisted of the following at December 31, 1998 and 1997:

                                                                                                December 31,
                                                                                    -----------------------------------
                                                                                        1998                   1997
                                                                                        ----                   ----
Real estate--mortgage                                                               $ 94,692,594           $ 87,631,611
Real estate--construction                                                            151,163,783             89,119,688
Commercial                                                                           163,954,595            147,052,433
Installment loans to individuals                                                       7,073,011              6,602,690
Lease financing                                                                        1,896,609              3,648,728
Other                                                                                  3,137,402              1,994,689
                                                                                    ------------           ------------
                                                                                     421,917,994            336,049,839

Allowance for loan losses                                                             (4,450,614)            (3,348,914)
Deferred loan fees                                                                      (942,950)            (1,009,526)
                                                                                    ------------           -------------
        Loans, net                                                                  $416,524,430            $331,691,399
                                                                                    ============            ============


Changes in the allowance for loan losses were as follows:

                                                               1998                      1997                   1996
                                                            ----------                ----------             ----------
Balance at beginning of year                                $3,348,914                $2,599,653             $1,928,372
Loan loss provision                                          1,500,000                 1,250,000                735,000
Recoveries                                                      53,800                    57,210                 46,060
Loans charged-off                                             (452,100)                 (557,949)              (109,779)
                                                            ----------                ----------             ----------
Balance at end of year                                      $4,450,614                $3,348,914             $2,599,653
                                                            ==========                ==========             ==========


At December 31, 1998, eleven loans (two loans at December 31, 1997) required a specific valuation allowance in accordance with SFAS No. 114, as amended by SFAS No. 118. The specific valuation allowance totaled $563,000 on loans with remaining principal balances outstanding of $5,218,000 at December 31, 1998 ($150,000 and $718,000, respectively, at December 31, 1997). Each loan with a current principal balance outstanding of less than $100,000 is grouped into one homogenous pool when considering the valuation allowance. At December 31, 1998 and 1997, the specific valuation allowance for those loans was insignificant.

Loans on nonaccrual status at December 31, 1998 were approximately $3,841,000 ($873,000 at December 31, 1997). Interest income which would have been realized on nonaccrual loans if they had remained current was approximately $272,600, $102,600 and $117,500 during 1998, 1997 and 1996, respectively. Loans contractually past due 90 days or more on which Bancorp continued to accrue interest at December 31, 1998 were approximately $1,043,000 ($402,000 at December 31, 1997).

Bancorp is located and conducts substantially all of its business within Lane County, Oregon, and the greater Portland metropolitan area. Bancorp's credit policies require an evaluation of each borrower's creditworthiness on a case-by-case basis. In the course of evaluating the creditworthiness, management determines a requisite amount of collateral support. The type of collateral held varies, but may include real estate, equipment, accounts receivable and inventories. At the discretion of management, personal guarantees of the borrower may also be obtained in addition to the collateral. A substantial portion of Bancorp's loan portfolio is collateralized by real estate and is, therefore, susceptible to adverse changes in local market conditions. Management believes that the loan portfolio is diversified among industry groups and does not contain a direct concentration of loans in a single industry (other than the construction industry) which exceeds 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates.

4.      Premises and Equipment
--      ----------------------

Premises and equipment consisted of the following at December 31, 1998 and 1997:

                                                                                                 December 31,
                                                                                     ----------------------------------
                                                                                         1998                   1997
                                                                                         ----                   ----
Land                                                                                 $ 1,769,388            $ 1,769,388
Buildings and leasehold improvements                                                  10,728,522              8,588,219
Furniture and equipment                                                                7,288,122              5,869,773
                                                                                     -----------            -----------
                                                                                      19,786,032             16,227,380
Less accumulated depreciation and amortization                                        (7,172,711)            (5,740,488)
                                                                                     -----------            -----------

   Premises and equipment, net                                                       $12,613,321            $10,486,892
                                                                                     ===========            ===========

5.      Time Deposits
--      -------------

At December 31, 1998, Bancorp's time deposits totaled $158,635,593. Time deposits of $141,103,510 mature in 1999.

At December 31, 1998 and 1997, the amount of time deposits with a minimum denomination of $100,000 were $60,708,411 and $53,886,057, respectively.

At December 31, 1998, the scheduled maturities of time deposits with a minimum denomination of $100,000 were as follows:

Less than 3 months                             $15,985,248
Over 3 months but less than 1 year              39,437,302
Over 1 year but less than 3 years                5,160,843
More than 3 years                                  125,018
                                               -----------

                                               $60,708,411

6.      Short-term Borrowings
--      ---------------------

Short-term borrowings consisted of the following at December 31, 1998 and 1997:

                                                         1998            1997
                                                      ----------      ----------

Securities sold under agreement to repurchase        $16,100,071      $7,715,783
Federal funds purchased                                4,500,000              --
                                                     -----------      ----------
                                                     $20,600,071      $7,715,783
                                                     ===========      ==========


Securities sold under agreement to repurchase are due on demand, but generally range in duration from one to eighty-nine days. The interest payable on such borrowings was 4.42% and 5.03% at December 31, 1998 and 1997, respectively. Federal funds purchased are due on demand. The interest payable on federal funds purchased was 5.00% at December 31, 1998.

Bancorp had $22,582,000 in available credit from the FHLB at December 31, 1998 ($21,443,250 at December 31, 1997) at prevailing market interest rates. In addition, Bancorp maintains federal funds lines with correspondent banks as a backup source of liquidity. At December 31, 1998, Bancorp had $32,000,000 ($24,000,000 at December 31, 1997) of federal funds lines available to draw against on an uncollateralized basis.

7.      Long-term Debt
--      --------------

At December 31, 1997, Bancorp's long-term debt consisted of a $10,000,000 advance to the Bank from FHLB, with monthly interest payments at an annual rate of 6.14%, collateralized by FHLB stock, funds on deposit with the FHLB, investments and loans. This advance matured on August 6, 1998 and was repaid.

8.      Off-Balance Sheet Financial Instruments
--      ---------------------------------------

In the ordinary course of business, Bancorp enters into various transactions which include commitments to extend credit and standby letters of credit that are not included in the accompanying consolidated balance sheets. Bancorp applies the same credit standards to these commitments as it uses in all of its lending processes and includes these commitments in its lending risk evaluations. Bancorp has no commitments to extend credit at below-market interest rates and, at December 31, 1998 and 1997, Bancorp held no derivative financial instruments.

Bancorp's off-balance sheet financial instruments at December 31, 1998 and 1997 were as follows:

                                                    1998            1997
                                                ------------     -----------
   Commitments to extend credit                 $198,583,000    $151,591,000
   Standby letters of credit                       6,982,000       4,048,000


Commitments to extend credit are agreements to lend to customers. These commitments have specified interest rates and generally have fixed expiration dates but may be terminated by Bancorp if certain conditions of the contract are violated. Although subject to drawdown, many of these commitments are expected to expire or terminate without funding. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Collateral relating to these commitments varies, but may include cash, accounts receivable, inventories, equipment, securities and real estate.

Standby letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Credit risk arises in these transactions from the possibility that a customer may not be able to repay Bancorp upon default of performance. Collateral for standby letters of credit is based on an individual evaluation of each customer's creditworthiness, but may include cash, accounts receivable, inventories, equipment, securities and real estate.

9.      Estimated Fair Value of Financial Instruments
--      ---------------------------------------------

Bancorp primarily uses quoted market prices or present value techniques to estimate the fair values of its financial instruments. Valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current market exchange.

In addition, as Bancorp normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items which are not defined as financial instruments but which have significant value. These include such off-balance sheet items as core deposit intangibles. Bancorp does not believe that it would be practicable to estimate a representational fair value for these types of items at December 31, 1998 and 1997.

Because the estimated fair value disclosures exclude certain financial instruments and all nonfinancial instruments, any aggregation of the fair value amounts presented would not represent the underlying value of Bancorp.

Bancorp used the following methods and assumptions to estimate the fair value of its financial instruments:

CASH AND CASH EQUIVALENTS. The carrying amount is a reasonable estimate of fair value.

SECURITIES AVAILABLE-FOR-SALE. The estimated fair value is based on quoted market prices.

LOANS. The fair value of fixed-rate loans is estimated by discounting the future cash flows using the current rates for similar loans. Variable rate loans have carrying amounts which are a reasonable estimate of fair value.

MORTGAGE LOANS HELD FOR SALE. The estimated fair value represents the anticipated proceeds from sale of the loans.

FEDERAL HOME LOAN BANK STOCK. The estimated fair value approximates cost due to the limited market for the asset and because the stock is redeemable by the FHLB at its carrying value.

DEPOSITS. The estimated fair value of time deposits is estimated using the interest rates currently offered for similar deposits. The estimated fair value of other deposits is the carrying amount which is payable on demand.

SHORT-TERM BORROWINGS. The carrying amount approximates the estimated fair value.

LONG-TERM DEBT. Estimated fair value is based on quoted market prices or estimated by discounting the future cash outflows using current rates for similar debt.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS. Commitments to extend credit and letters of credit are Bancorp's principal off-balance sheet financial instruments. The estimated fair value of these commitments, based on fees currently charged for similar commitments, is not material.


The estimated fair value of financial instruments at December 31, 1998 and 1997 were as follows:

                                                              1998                                   1997
                                               ----------------------------------------------------------------------------
                                                                        Estimated                               Estimated
                                                 Carrying                 Fair               Carrying              Fair
                                                   Value                 Value                 Value              Value
                                                   -----                 -----                 -----              -----
Financial assets:
   Cash and cash equivalents                   $ 41,841,000          $ 41,841,000          $ 50,069,000        $ 50,069,000
   Securities available-
        for-sale                                 76,793,000            76,793,000            83,904,000          83,904,000
   Loans and mortgage loans
        held for sale                           432,957,000           426,736,000           341,635,000         356,811,000
   FHLB stock                                     5,084,000             5,084,000             4,711,000           4,711,000

Financial liabilities:
   Deposits                                    $483,866,000          $485,283,000          $419,282,000        $419,365,000
   Short-term borrowings                         20,600,000            20,600,000             7,716,000           7,716,000
   Long-term debt                                        --                    --            10,000,000          10,000,000



10.     Commitments and Contingencies
---     -----------------------------

Leases:

Bancorp leases certain land and facilities under noncancelable operating leases, generally for terms of 5 to 50 years, some of which include renewal options and escalation clauses. Future minimum lease payments under these noncancelable operating leases at December 31, 1998 were approximately as follows:

   1999                                                 $  708,000
   2000                                                    629,000
   2001                                                    623,000
   2002                                                    586,000
   2003                                                    503,000
   Later years                                           6,615,000
                                                        ----------

        Total minimum lease payments                    $9,664,000
                                                        ==========

Total rent expense was approximately $750,000, $343,000 and $293,000 in 1998, 1997 and 1996, respectively.

Legal Matters:

In the ordinary course of business, litigation arises from normal banking activities. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on Bancorp's consolidated financial position, results of operations or cash flows.

11.     Noninterest Expense
---     -------------------

Noninterest expense was comprised of the following for the years ended December 31, 1998, 1997 and 1996:

                                                                          1998                  1997                 1996
                                                                      -----------           -----------          ----------
   Salaries and employee benefits                                     $12,834,456           $ 9,552,513         $ 7,688,182
   Premises and equipment                                               2,644,173             2,049,771           1,825,632
   Legal and professional                                                 843,890               742,165             571,907
   Advertising                                                            801,135               489,315             486,313
   Other                                                                2,224,904             2,017,264           1,828,125
                                                                      -----------           -----------          ----------

        Total noninterest expense                                     $19,348,558           $14,851,028         $12,400,159
                                                                      ===========           ===========         ===========


12.     Income Taxes
---     ------------

The provision for income taxes was comprised of the following for the years ended December 31, 1998, 1997 and 1996:
                                                                         1998                  1997                1996
                                                                         ----                  ----                ----
   Current:
        Federal                                                       $5,098,082            $3,903,417          $2,756,513
        State                                                          1,252,200               539,085             690,411
   Deferred                                                             (437,882)             (113,702)           (310,024)
                                                                      -----------           ----------         -----------

        Provision for income taxes                                     $5,912,400           $4,328,800          $3,136,900
                                                                       ==========           ==========          ==========

The provision for income taxes results in effective tax rates which are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31, 1998, 1997 and 1996 was as follows:


                                                                         1998                  1997                1996
                                                                      ----------            ----------          ----------
Expected federal income tax provision
   at 34%                                                             $5,897,962            $4,634,935          $3,281,407
State income tax, net of federal
   income tax effect                                                     763,479               342,880             420,406
Tax exempt interest income                                              (577,312)             (679,305)           (609,604)
Other, net                                                              (171,729)               30,290              44,691
                                                                     -----------            ----------           ----------

        Provision for income taxes                                    $5,912,400            $4,328,800          $3,136,900
                                                                      ==========            ==========          ==========

The components of the net deferred tax assets and liabilities at December 31, 1998 and 1997 were as follows:

                                                                                                1998                1997
                                                                                             ----------          ----------
Deferred tax assets:
   Nonqualified benefit plans                                                               $  661,632          $  528,434
   Allowance for loan losses                                                                 1,342,735             919,243
   Leases                                                                                      104,051              86,132
   Other, net                                                                                  104,628              37,338
                                                                                            -----------         ----------
        Total deferred tax assets                                                            2,213,046           1,571,147
Deferred tax liabilities:
   Loan servicing rights                                                                       150,559             119,692
   FHLB stock dividends                                                                        695,734             552,307
   Net unrealized gains on securities                                                          311,832             426,634
   Other, net                                                                                  228,199             198,476
                                                                                            -----------         ----------
        Total deferred tax liabilities                                                       1,386,324           1,297,109
                                                                                            -----------         ----------

        Net deferred tax assets                                                            $   826,722          $  274,038
                                                                                           ============         ==========

Management believes, based upon Bancorp's historical performance, that the net deferred tax assets will be recognized in the normal course of operations and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.

The exercise of nonstatutory stock options which have been granted under Bancorp's stock option plans give rise to compensation which is included in the taxable income of the applicable directors or employees and is deductible by Bancorp for federal and state income tax purposes. Such compensation results from increases in the fair market value of Bancorp's common stock subsequent to the date of grant of the applicable stock options. In accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are added directly to common stock.

Bancorp's provision for income taxes for 1998, 1997 and 1996 included approximately $204,000, $57,000 and $2,000, respectively, related to gains on sales of securities.

13.     Transactions with Related Parties
---     ---------------------------------

Activity with respect to loans to directors and their affiliates and executive officers of Bancorp and subsidiaries for the year ended December 31, 1998 was as follows:

   Balance at January 1, 1998                       $10,360,709
   Additions or renewals                              7,530,984
   Amounts collected or renewed                     (10,593,122)
                                                     -----------

   Balance at December 31, 1998                     $ 7,298,571
                                                    ===========


In addition, approximately $2,399,000 of commitments to extend credit to directors and executive officers were outstanding at December 31, 1998 ($3,922,000 at December 31, 1997), and are included as part of commitments in
Note 8.

14.     Stock Options
---     -------------

Bancorp has two Nonemployee Director Stock Option Plans ("Director Plans") - 1988 and 1993, two Incentive Stock Option Plans ("Incentive Plans") - 1983 and 1993, and a 1995 Stock Incentive Plan ("Option Plan").

Director Plans
--------------

Under the Director Plans, shares of common stock are reserved for issuance at their fair market value at the date of grant to nonemployee directors of Bancorp and its subsidiaries. Generally, options become exercisable over a period of three years of subsequent service. The options expire in a maximum of ten years from the date of grant. At December 31, 1998, 214,858 of the 220,633 options outstanding were exercisable, with 115,424 shares reserved for future grant.

Incentive Plans
---------------

Under the Incentive Plans, officers of Bancorp and its subsidiaries may be granted options to purchase shares of common stock. The option price is the fair market value at the date of grant. Generally, options become exercisable over a period of five years of subsequent service. The options expire in a maximum of ten years from the date of grant. At December 31, 1998, 349,767 of the 393,091 options outstanding were exercisable, with 856 shares reserved for future grant.

Option Plan
-----------

Under the Option Plan, Bancorp employees, directors and consultants may be granted nonstatutory stock options or restricted stock awards, and Bancorp employees may be granted incentive stock options. The exercise prices of nonstatutory stock options and the price to be paid for restricted stock is established by a committee of the Board of Directors. The exercise price of incentive stock options must be no less than the fair market value of the underlying shares on the date of grant. Options granted under the Option Plan expire on such date as established by a committee of the Board of Directors. However, incentive stock options expire in a maximum of ten years from the date of grant. During the year ended December 31, 1998, the shareholders of Bancorp approved an amendment to the Option Plan, which resulted in Bancorp reserving 624,832 additional shares for future grant. At December 31, 1998, 578,636 options were outstanding under the Option Plan, consisting of 379,925 incentive stock options and 198,711 nonstatutory stock options. At December 31, 1998, a total of 258,735 of the options outstanding were exercisable, with 691,858 shares reserved for future grant. Bancorp has not granted any restricted stock awards under the Option Plan.


Transactions involving option activity for the years ended December 31, 1998, 1997 and 1996 are summarized as follows:

                                              1998                             1997                              1996
                                    ------------------------         ------------------------         ------------------------
                                                  Weighted                         Weighted                          Weighted
                                      Number       Average            Number        Average                Number      Average
                                    of Shares       Price           of Shares        Price               of Shares      Price
                                    ---------       -----           ---------        -----               ---------      -----
Outstanding, January 1             1,072,727        $3.28          1,199,469         $2.99               1,357,653       $2.04

Granted                              251,542        13.41             50,565          5.95                 188,664        6.14
Expired                             (28,156)         8.50            (18,276)         3.65                      --        --
Exercised                          (103,753)         2.58           (159,031)         2.52                (346,848)       1.00
                                    --------                        --------                              --------

Outstanding,
December 31                        1,192,360         5.36          1,072,727          3.28               1,199,469        2.99
                                  ==========                      ==========                            ==========

Exercisable at
December 31                          823,360         3.00            756,868          2.76                 763,634        2.81


The following table summarizes information about Bancorp's stock options outstanding at December 31, 1998:


                          Options Outstanding                                                        Options Exercisable
-------------------------------------------------------------------------------    ------------------------------------------------
                                                                                                                    Weighted
Range of                                             Weighted Average                                                Average
Exercise               Number                 Remaining            Exercise               Number                    Exercise
 Price              Outstanding                 Life                Price               Exercisable                   Price
---------------     -------------            ----------          -------------          -----------                 ---------
                                             (Years)
Under $5.00           903,667                  5.79                $ 3.08                 809,561                    $ 2.92
$5.01 - $10.00         23,291                  8.01                  5.77                   8,379                      5.77
$10.01 - $15.00       225,225                 16.70                 12.59                   5,420                     10.31
$15.01 - $20.00        40,177                  9.53                 15.73                      --                        --
                    ----------                                                            -------                   -------
                    1,192,360                  8.02                $ 5.36                 823,360                    $ 3.00
                    =========                                      ======                 =======                   =======


No compensation cost has been recognized for the options issued under the stock option plans as Bancorp adopted the disclosure-only provisions of SFAS No. 123

"Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value of the options at the date of grant consistent with the provisions of SFAS No. 123, Bancorp's pro forma net income and pro forma earnings per common share would have been as follows for the years ended December 31, 1998, 1997 and 1996:

                                                                              1998            1997                1996
                                                                           ---------        --------            --------
          Net income - as reported                                       $11,434,546       $9,303,363         $6,514,288
                     - pro forma                                          11,360,952        9,205,469          6,457,978

          Basic earnings per common share:
                                              - as reported              $       .68       $      .56         $      .45
                                              - pro forma                        .68              .55                .45

          Diluted earnings per common share:
                                              - as reported              $       .65       $      .53         $      .40
                                              - pro forma                        .65              .53                .40


The pro forma effect on net income for 1998, 1997 and 1996 is not representative of the pro forma effect in future years because compensation expense related to grants made prior to 1995 and which vest in subsequent years is not considered. For purposes of the above pro forma information, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                             1998          1997         1996
                                           --------      -------      -------
          Risk-free interest rate            5.62%         6.25%        6.65%
          Expected life (in years)           7.25          7.25         7.25
          Expected volatility               31.00%        29.37%       29.35%
          Expected dividend yield            0.00%         0.00%        7.50%


The effect of applying the fair-value-based method to stock options granted in the years ended December 31, 1998, 1997 and 1996 resulted in a weighted-average grant date fair value of $6.14, $5.10 and $1.38, respectively.

15.       Shareholders' Equity
---       --------------------

Preferred Stock:

At December 31, 1998 and 1997, Bancorp had 10,000,000 shares of authorized but unissued preferred stock, which is comprised of 5,000,000 shares each of voting and nonvoting stock. In May 1998, shareholders of Bancorp authorized an amendment to the Articles of Incorporation to change the preferred stock from $5 par value to no par value.

Common Stock:

At December 31, 1998 and 1997, Bancorp had 50,000,000 shares of authorized common stock. In May 1998, shareholders of Bancorp authorized an amendment to the Articles of Incorporation to change the common stock from $2 par value to no par value.

Stock Split Subsequent to Year End:

On January 20, 1999, the Board of Directors declared an 11-for-10 stock split, payable February 19, 1999, in the form of a distribution of one additional share of Bancorp's common stock for each ten shares owned by shareholders of record at the close of business on January 29, 1999. The stock split resulted in the issuance of 1,533,578 additional shares of common stock from authorized but unissued shares and such issuance has been retroactively reflected in the 1998 consolidated statement of shareholders' equity. Per share data and the stock option plan information (see Note 14) in 1998 and prior periods have also been adjusted to retroactively reflect the effect of this split.

16.       Effect of Dilutive Securities on Earnings Per Common Share
---       ----------------------------------------------------------

A reconciliation of the basic and diluted earnings per common share computations for the years ended December 31 is as follows:

Reconciliation of Income                                               1998                         1997               1966
------------------------                                            -----------------------------------------------------------

Net income--basic                                                   $11,434,546                 $9,303,363          $6,514,288
Income impact of assumed conversion of
          Convertible Debentures, net of taxes                               --                    --                  363,358
                                                                    -----------------------------------------------------------
Income available to common
          shareholders--diluted                                     $11,434,546                 $9,303,363          $6,877,646
                                                                    ===========                 ==========          ==========

Reconciliation of Basic and Diluted Shares

Weighted average shares outstanding--basic                           16,823,758                 16,671,161          14,349,085
Incremental shares from stock options
          issued                                                        770,926                    747,659             565,873
Incremental shares from assumed
          conversion of Convertible Debentures                               --                         --           2,114,838
                                                                    -----------------------------------------------------------
Weighted average shares
          outstanding--diluted                                       17,594,684                 17,418,820          17,029,796
                                                                     ==========                 ==========          ==========

                                                                26

17.       Employee Benefit Plan
---       ---------------------

Bancorp has an employee savings plan (401(k)) and profit sharing plan which covers all full-time employees over age 21 with one year of service. The employee savings plan allows employees to contribute between 2% to 15% of their salary on a tax deferred basis. For 1998, Bancorp matched 54% of employee contributions up to 6% of their salary (60% for 1997 and 1996). Bancorp's matching contributions are determined annually by the Board of Directors. In addition to the matching contributions, Bancorp may also make discretionary contributions to the profit sharing plan. Bancorp's policy is to fund contributions as accrued. Bancorp's contributions to the employee savings and profit sharing plan totaled $400,000 for 1998 ($350,000 for 1997 and $300,000 for 1996).


18.       Regulatory Matters
---       ------------------

Dividends:

The Bank, as a state-chartered bank, is prohibited from declaring or paying any dividend in an amount greater than net unreserved retained earnings. At December 31, 1998, $21,147,000 was available from the Bank for the payment of dividends to Bancorp without prior regulatory approval.

Regulatory Examinations:

Bancorp and the Bank are subject to the regulations of certain federal and state agencies, and receive periodic examinations by those regulatory authorities.

Regulatory Capital:

Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on Bancorp's or the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Bancorp's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (all as defined in the regulation). Management believes, as of December 31, 1998, that Bancorp and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1998, the most recent notification from the Federal Reserve Bank and the Federal Deposit Insurance Corporation categorized Bancorp and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Bancorp and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notifications from the regulators that management believes would change Bancorp's or the Bank's regulatory capital categorization.

Bancorp's capital amounts and ratios are presented in the table below:

                                                                                                                 To Be Well
                                                                                                                Capitalized
                                                                                              For               Under Prompt
                                                                                            Capital              Corrective
                                                                                           Adequacy                 Action
                                                                  Actual                   Purposes               Provisions
                                                           ------------------              --------               ----------
                                                           Amount        Ratio               Ratio                   Ratio
                                                           ------        -----               -----                   -----
At December 31, 1998:

     Total Capital
          (to Risk-Weighted Assets)                     $66,127,000      12.0%                8.0%                    10.0%
     Tier I Capital
          (to Risk-Weighted Assets)                     $61,676,000      11.2%                4.0%                     6.0%
     Tier I Capital
          (to Average Assets)                           $61,676,000      10.9%                4.0%                     5.0%

At December 31, 1997:

     Total Capital
          (to Risk-Weighted Assets)                     $53,990,000      12.9%                8.0%                    10.0%
     Tier I Capital
          (to Risk-Weighted Assets)                     $50,641,000      12.1%                4.0%                     6.0%
     Tier I Capital
          (to Average Assets)                           $50,641,000      10.6%                4.0%                     5.0%


The Bank's capital amounts and ratios are presented in the table below:

                                                                                                                 To Be Well
                                                                                                                Capitalized
                                                                                              For               Under Prompt
                                                                                            Capital              Corrective
                                                                                           Adequacy                 Action
                                                                  Actual                    Purposes              Provisions
                                                           -------------------              --------              -----------
                                                           Amount        Ratio               Ratio                   Ratio
                                                           ------        -----               -----                   -----
At December 31, 1998:

     Total Capital
          (to Risk-Weighted Assets)                     $59,658,000      10.9%                8.0%                    10.0%
     Tier I Capital
          (to Risk-Weighted Assets)                     $55,207,000      10.1%                4.0%                     6.0%
     Tier I Capital
          (to Average Assets)                           $55,207,000       9.8%                4.0%                     5.0%


                                                                28

At December 31, 1997:

     Total Capital
          (to Risk-Weighted Assets)                     $48,544,000      11.7%                8.0%                    10.0%
     Tier I Capital
          (to Risk-Weighted Assets)                     $45,195,000      10.8%                4.0%                     6.0%
     Tier I Capital
          (to Average Assets)                           $45,195,000       9.5%                4.0%                     5.0%



19.  Parent Company Financial Information
---  ------------------------------------

Condensed financial information for Centennial Bancorp (Parent Company only) is presented below:

                                              Condensed Balance Sheets (Unconsolidated)

December 31,                                                                                     1998                  1997
                                                                                              ----------            ----------
Assets
------
Cash and cash equivalents, deposited with the Bank                                           $ 3,264,923           $ 4,099,530
Equipment, net                                                                                    84,911                80,572
Deferred tax asset                                                                               484,246               440,804
Other assets                                                                                   1,798,918               660,880
Investment in subsidiaries at cost plus
         equity in earnings                                                                   59,394,795            47,523,635
                                                                                             -----------           -----------

         Total assets                                                                        $65,027,793           $52,805,421
                                                                                             ===========           ===========

Liabilities and Shareholders' Equity
------------------------------------
Accrued liabilities                                                                          $ 1,310,652           $   995,263

Shareholders' equity                                                                          63,717,141            51,810,158
                                                                                             -----------           -----------

         Total liabilities and shareholders' equity                                          $65,027,793           $52,805,421
                                                                                             ===========           ===========


                                           Condensed Statements of Income (Unconsolidated)

Years ended December 31,                                                  1998                   1997                  1996
                                                                       ----------             ----------            ----------
Income:
Other income                                                           $   24,725              $   8,007           $    3,829
Other interest income from subsidiaries                                   135,862                149,995              232,648
                                                                       ----------             ----------           ----------
                                                                          160,587                158,002              236,477
Expense:
Salaries and employee benefits                                            704,256                567,313              459,420
Interest expense                                                               --                     --              586,059
Other                                                                     317,866                366,259              298,995
                                                                       ----------             ----------           ----------
                                                                        1,022,122                933,572            1,344,474
Loss before income tax benefit and
  equity in undistributed earnings
  of subsidiaries                                                        (861,535)             (775,570)           (1,107,997)
Income tax benefit                                                        237,601               157,399               393,954
                                                                       ----------            ----------            ----------
Loss before equity in undistributed
  earnings of subsidiaries                                               (623,934)             (618,171)             (714,043)
Equity in undistributed earnings
  of subsidiaries                                                      12,058,480              9,921,534            7,228,331
                                                                      -----------             ----------           ----------
Net income                                                            $11,434,546             $9,303,363           $6,514,288
                                                                      ===========             ==========           ==========



                                         Condensed Statements of Cash Flows (Unconsolidated)

Years ended December 31,                                                  1998                  1997                  1996
                                                                      -----------           -----------           -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                       $11,434,546           $ 9,303,363           $ 6,514,288
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
     CASH USED IN OPERATING ACTIVITIES:
     Depreciation and amortization                                        100,238                98,570                99,168
     Undistributed earnings
         of subsidiaries                                              (12,058,480)           (9,921,534)           (7,228,331)
     Deferred tax benefit                                                 (43,442)              (18,623)             (147,889)
     Changes in assets and liabilities:
       Other assets                                                     (831,450)               710,290               126,869
       Accrued liabilities                                               315,389               (261,295)             (107,708)
                                                                       -----------          -----------           ------------
         Net cash used in
           operating activities                                        (1,083,199)              (89,229)             (743,603)
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of equipment                                               (18,789)               (7,999)                   --
     Proceeds from sale of equipment                                           --                    --                 9,819
                                                                      -----------           -----------           -----------
         Net cash provided by (used in)
              investing activities                                        (18,789)               (7,999)                9,819
CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on long-term debt                                                --                    --               (37,000)
     Proceeds from exercise of stock options                              267,381               400,944               346,397
                                                                      -----------           -----------           -----------
         Net cash provided by
              financing activities                                        267,381               400,944               309,397
                                                                      -----------           -----------           -----------
Net increase (decrease) in cash
     and cash equivalents                                                (834,607)              303,716              (424,387)
Cash and cash equivalents at
     beginning of year                                                  4,099,530             3,795,814             4,220,201
                                                                      -----------           -----------           -----------

Cash and cash equivalents at end of year                              $ 3,264,923           $ 4,099,530           $ 3,795,814
                                                                      ===========           ===========           ===========


Supplemental disclosure of noncash activities:
     Conversion of debentures to
         common stock                                                 $        --           $        --           $ 9,163,000
     Net costs attributable to
         debentures converted                                                  --                    --              (662,301)
     Cash paid in lieu of issuance of
         fractional shares                                                     --                    --                  (438)
     Tax benefit of stock options
         exercised                                                        392,216                29,692               229,743
     Change in net unrealized gains (losses)
         on securities available-for-sale:                               (187,160)              730,300              (634,890)


For purposes of reporting cash flows, cash and cash equivalents represents amounts deposited with the Bank.
Bancorp paid $641,500 in interest on borrowings in 1996. No interest was paid by Bancorp in 1998 and 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH BANCORP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO AT DECEMBER 31, 1998 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1998 INCLUDED ELSEWHERE IN THIS REPORT.

     WHEN USED IN THE FOLLOWING DISCUSSION, THE WORD "EXPECTS" AND OTHER SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING: (1) POTENTIAL DELAYS OR OTHER PROBLEMS IN IMPLEMENTING BANCORP'S GROWTH AND EXPANSION STRATEGY; (2) THE ABILITY TO ATTRACT NEW DEPOSITS AND LOANS; (3) INTEREST RATE FLUCTUATIONS; (4) COMPETITIVE FACTORS AND PRICING PROSSURES; (5) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY; (6) CHANGES IN LEGAL AND REGULATORY REQUIREMENTS; (7) CHANGES IN TECHNOLOGY; AND (8) YEAR 2000 PROBLEMS, AS WELL AS OTHER FACTORS DESCRIBED IN THIS AND OTHER BANCORP REPORTS AND STATEMENTS. SHOULD ONE OR MORE OF THE FOREGOING RISKS MATERIALIZE, OR SHOULD BANCORP'S UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS OR OUTCOMES MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON BANCORP'S FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. BANCORP UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF.


HIGHLIGHTS

     Centennial Bancorp reported net income of $11.4 million, or $.68 per share, in the year ended December 31, 1998. This represented a 22.9% increase in net income, as compared to $9.3 million, or $.56 per share, in 1997. Net income in 1997 represented a 42.8% increase from 1996's net income of $6.5 million, or $.45 per share. The return on average assets was 2.18% in 1998 compared to 2.12% in 1997 and 1.82% in 1996. The increased earnings for 1998 and 1997 primarily reflect increased net interest income due to the expansion of Bancorp's interest-earning assets each year.

     At December 31, 1998, total assets increased $79.5 million to $572.1 million. This increase represented a 16.1% increase over total assets at December 31, 1997. Earning assets at December 31, 1998 represented 90.0% of total assets, which was a decrease from December 31, 1997 when earning assets were 92.0% of total assets.

     During 1998, Centennial Bank (the "Bank") opened one additional full-service branch and another limited-service retirement center branch in the Portland metropolitan area. The full-service branch opened in August 1998 on Airport Road, and the limited-service branch opened in January 1998 in the Willamette View Manor retirement center. Both branches are in leased facilities. In September 1998, the Bank completed construction of a permanent facility for the new (December 1997) branch in the Tanasbourne area of Beaverton and relocated the office from a temporary facility at the site. In January 1999, the Bank opened its fourth full-service branch in the Eugene area, the Oakway Center office.

     During 1998, the Bank announced plans to acquire the Hazel Dell Branch of Northwest National Bank in Vancouver, Washington. The Bank has received regulatory approval for the acquisition, which is scheduled for completion in the Spring of 1999. The transaction will represent the Bank's initial entry into the Washington marketplace. Also in 1998, Centennial Bank announced plans to open a new full-service branch in Salem, Oregon and has leased a site in the downtown Salem area.

     During the fourth quarter of 1998, Centennial Bank began implementing a plan to reorganize internal reporting responsibilities along functional lines, rather than the geographical lines previously used. The implementation of this restructuring was completed during the first quarter of 1999. Management believes that this will allow more flexibility and efficiency within functional lines, especially as the Bank's operations continue to expand. For example, commercial lending personnel throughout Centennial Bank's system now report to a common person; all branch personnel now also report to a common, albeit different, person. In addition, management has restructured its credit administration division, and has established a small business/SBA lending department and a cash management department.

     In April 1998, Centennial Mortgage Co. moved an office from the Centennial Bank building in Tigard, Oregon to a leased facility in the Kruse Woods area of Lake Oswego, Oregon. The move was necessary to accommodate the Bank's space requirements in the Tigard building. In November 1998, Centennial Mortgage opened a new office in the Bank's Tanasbourne branch facility. In January 1999, Centennial Mortgage opened a second Eugene office in Oakway Center next to the new Bank branch.


NET INTEREST INCOME

     For most financial institutions, including Bancorp, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to net interest income divided by interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. During 1998, 1997 and 1996, Bancorp's average interest-earning assets were $483 million, $399 million and $323 million, respectively. During these same years, Bancorp's net interest margin was 7.22%, 6.92% and 6.70%, respectively.


     AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID

     The following table sets forth for 1998, 1997 and 1996 information with regard to average balances of assets and liabilities, as well as total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant average yields or rates, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities for Bancorp.

Year ended December 31,                                   1998                        1997                           1996
                                       -----------------------------  ----------------------------  -------------------------------
                                                  Interest  Average              Interest  Average              Interest    Average
                                        Average   income or yield or    Average  income or yield or   Average   income or   yield or
                                       balance(1) expense    rates    balance(1) expense   rates     balance(1)  expense      rates
                                       ---------- --------  -------   ---------- --------  ------   ----------  --------    -------
ASSETS:                                                                (Dollars in thousands)
Interest-bearing deposits with banks    $    264   $    14    5.30%    $  6,924   $   376   5.43%    $ 10,872    $   579      5.33%
Investment securities -- taxable          48,554     3,096    6.38       41,933     2,791   6.66       48,088      3,220      6.70
Investment securities -- tax-exempt(2)    33,508     2,574    7.68       39,097     3,083   7.89       34,877      2,786      7.99
Federal funds sold                        13,253       691    5.21       10,925       573   5.24        2,265        122      5.39
Loans and loans held for sale(3)         387,914    44,348   11.43      299,976    34,329  11.44      226,965     26,299     11.59
                                        --------   -------            ---------   -------            --------    -------
      Total interest-earning
           assets/interest income        483,493    50,723   10.49      398,855    41,152  10.32      323,067     33,006     10.22
Allowance for loan losses                 (3,882)                        (3,123)                       (2,237)
Cash and due from banks                   28,351                         27,552                        20,274
Premises and equipment, net               11,407                          9,790                         9,339
Other assets                               5,848                          6,112                         7,201
                                        --------                       --------                      --------
      Total assets                      $525,217                       $439,186                      $357,644
                                        ========                       ========                      ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Savings and interest-bearing demand
 deposits                               $211,896     6,889    3.25     $166,800     5,156   3.09     $128,611      4,440      3.45
Time deposits                            145,387     8,185    5.63      129,756     7,299   5.63      100,549      5,208      5.18
Short-term borrowings                     10,016       489    4.88        9,688       539   5.56       11,399        833      7.31
Long-term debt                             5,945       273    4.59       10,000       572   5.72       16,443        887      5.39
                                        --------   -------             ---------   ------            --------    -------
      Total interest-bearing
           liabilities/interest expense  373,244    15,836    4.24      316,244    13,566   4.29      257,002     11,368      4.42
Demand deposits                           90,166                         75,005                        66,525
Other liabilities                          5,095                          2,001                         2,617
                                        --------                       --------                      --------
      Total liabilities                  468,505                        393,250                       326,144
Shareholders' equity                      56,712                         45,936                        31,500
                                        --------                       --------                      --------    -------
      Total liabilities and
           shareholders' equity         $525,217                       $439,186                      $357,644
                                        ========                       ========                      ========
Net interest income(2)                             $34,887                        $27,586                        $21,963
                                                   =======                        =======                        =======
Net interest spread(2)                                        6.25%                         6.03%                             5.80%
                                                             =====                         =====                             =====
Net interest margin(2)                                        7.22%                         6.92%                             6.70%
Net interest income to average
 shareholders' equity                                61.52%                         60.05%                         68.69%
Average interest-earning assets to
      average interest-bearing
 liabilities                                 130%                           126%                          126%
---------------------------

(1) Average balances are based on daily averages and include nonaccrual loans.
(2) Interest income and average yield on tax-exempt securities, net interest spread and net interest margin have been computed on a 34% tax-equivalent basis.
(3) Nonaccrual loans ($2,151,200 in 1998, $1,032,600 in 1997 and $994,600 in 1996) have been included in the computation of average loans and loans held for sale. Loan fees recognized during the period and included in the yield calculation totaled $6,855,866 in 1998, $4,769,700 in 1997 and $3,745,900 in 1996.



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

                                                                      1998 vs. 1997                        1997 vs. 1996
                                                                        Change in                            Change in
                                                                net interest income due to            net interest income due to
                                                            ------------------------------            ----------------------------

                                                             Volume         Rate     Total            Volume      Rate      Total
                                                             ------         ----     -----            ------      ----      -----
                                                                                           (In thousands)
Interest income:
         Balances due from banks                            $   (357)     $   (5)  $   (362)          $ (212)   $    9    $  (203)
         Investment securities -- taxable                        431        (126)       305             (411)      (18)      (429)
         Investment securities -- tax-exempt                    (435)        (74)      (509)             335       (38)       297
         Federal funds sold                                      122          (4)       118              460        (9)       451
         Loans and loans held for sale                        10,059         (40)    10,019            8,408      (378)     8,030
                                                              ------      -------    ------          -------     -------   -------

               Total interest income                           9,820        (249)     9,571            8,580      (434)     8,146


Interest expense:
         Deposits:
               Savings and interest-bearing demand             1,430         303      1,733            1,249      (533)       716

               Time                                              880           5        885            1,578       513      2,091
         Short-term borrowings                                    17         (67)       (50)            (110)     (184)      (294)
         Long-term debt                                         (209)        (90)      (299)            (358)       43       (315)
                                                               ------      ------     ------          -------   -------     ------
               Total interest expense                          2,118         151      2,269            2,359      (161)     2,198
                                                               ------      ------     ------           ------    -------    ------


Net interest income                                           $7,702     $  (400)    $7,302           $6,221    $ (273)    $5,948
                                                              ======     ========    ======           ======     =======   ======

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     NET INTEREST INCOME

     Bancorp's net interest income increased to $34.9 million, on a tax-equivalent basis, in 1998 as compared to $27.6 million in 1997 and $22 million in 1996. During 1998, average interest-earning assets increased to $483 million as compared to average interest-earning assets of $399 million in 1997 and $323 million in 1996. At the same time, average interest-bearing liabilities increased to $373 million in 1998 from $316 million in 1997 and $257 million in 1996. Because the increases in average interest-earning assets were greater than the increases in average interest-bearing liabilities in 1998 and 1997, Bancorp recognized increases in net interest income.

     The average yield earned on interest-earning assets increased by .17% (17 basis points) in 1998, while the average rate paid on interest-bearing liabilities decreased by .05% (5 basis points). Because of the increase in the average yield earned on interest-earning assets and the decrease in the average rate paid on interest-bearing liabilities, Bancorp experienced an increase in net interest margin in 1998 as compared to 1997. The increase in net interest margin in 1998 also served to increase Bancorp's net interest income.

     During 1998 and 1997, Bancorp primarily supported its strong loan growth with increased interest-bearing deposits which resulted from continuing business expansion and more competitive pricing of certain time deposit products during 1997. Income from operations was also a substantial source of cash flow in both years. Other significant sources of cash flow in 1998 included partial investment portfolio liquidation and short-term borrowings. Repayment of long-term debt was a substantial cash use in 1998, and purchases of premises and equipment required a significant use of cash in both 1998 and 1997.

     During 1998 and 1997, Bancorp experienced a relatively stable interest rate environment with rates declining modestly from the rates experienced during 1996. A significant portion of Bancorp's loans are immediately repricable upon a change in interest rates (68% of outstanding loans at December 31, 1998 and 1997). This provides a benefit to Bancorp in a rising interest rate market, but is a detriment to earnings in a falling interest rate market until the market stabilizes. An increase in the volume of loans can mitigate the negative effects of a falling interest rate market.

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

     PROVISION FOR LOAN LOSSES

     Management's policy is to maintain an adequate allowance for loan losses. In 1998, Bancorp charged a $1,500,000 loan loss provision to income, as compared to $1,250,000 in 1997 and $735,000 in 1996. The larger loan loss provisions in 1998 and 1997 reflect the larger amounts of loans outstanding each year. In 1998, loan charge-offs, net of recoveries were $398,000, as compared to loan charge-offs, net of recoveries, of $501,000 in 1997 and $64,000 in 1996.

     Bancorp's allowance for loan losses was $4.5 million at December 31, 1998, as compared to $3.3 million and $2.6 million at December 31, 1997 and December 31, 1996, respectively. The ratio of the allowance for loan losses to total nonperforming loans was 89%, 263% and 137% at December 31, 1998, 1997 and 1996, respectively. The significant decrease in the allowance ratio at December 31, 1998 was primarily due to one borrower whose loans are in the process of liquidation. Management is regularly monitoring the related collateral values which are currently considered adequate to support outstanding balances.

     Management attributes the relatively low levels of loans charged off, net of recoveries, during 1998, 1997 and 1996 to the loan approval processes and monitoring systems implemented in prior years. Management continues its efforts to collect amounts previously charged off and to originate new loans of high quality.

     NONINTEREST INCOME

     Noninterest income increased $1.0 million to $4.2 million in 1998 as compared to 1997, and increased $1.1 million to $3.2 million in 1997 as compared to 1996. The increase in noninterest income in 1998 was primarily attributable to increased gains recognized on sales of loans and securities. The increase in noninterest income in 1997 was primarily attributable to increases in other noninterest income (as described below) and increased gains recognized on sales of loans and securities.

     During 1997, Bancorp received a $650,000 settlement payment for litigation the Bank brought against its former legal counsel. This settlement receipt accounted for the increase in other noninterest income recognized during 1997 as compared to 1998 and 1996.

     Bancorp increased gains on sales of loans by $844,000 in 1998 as compared to 1997, and $285,000 in 1997 as compared to 1996. These increases were primarily due to increases in residential mortgage loans originated through Centennial Mortgage which are subsequently sold to third-party investors without retention of servicing rights. The origination and refinance of mortgage loans and related fee income and gains on sales to third-party investors is dependent upon the general level and direction of interest rates. Therefore, there can be no assurance that such income will contribute to Bancorp's future earnings.

     Bancorp recognized increased gains on sales of securities of $431,000 during 1998 as compared to 1997 and $162,000 during 1997 as compared to 1996. The 1998 increase resulted from partial portfolio liquidation to help support strong loan growth and a continuation of Bancorp's strategy to reduce the average life of the investment portfolio. The 1997 increase in gains from sales of securities was due to the sale of approximately $20.5 million of available-for-sale securities, primarily to repurchase shorter-term securities.

     NONINTEREST EXPENSE

     Noninterest expense increased $4.5 million to $19.3 million in 1998 as compared to 1997, and increased $2.5 million to $14.9 million in 1997 as compared to 1996. The 1998 increase was primarily attributable to increases in salaries and employee benefits, premises and equipment, and advertising. The increase in 1997 was primarily attributable to increases in salaries and employee benefits, and premises and equipment expense.

     Salaries and employee benefits increased $3.2 million to $12.8 million in 1998 as compared to 1997, and increased $1.9 million to $9.6 million in 1997 as compared to 1996. These increases were primarily the result of staff additions to accommodate Bancorp's increased operations.

     Premises and equipment expense increased $594,000 to $2.6 million in 1998 as compared to 1997, and increased $224,000 to $2.0 million in 1997 as compared to 1996. The increases in 1998 and 1997 were due to the increasing number of Bank and Centennial Mortgage offices during both years.

     Advertising expenses increased $312,000 to $801,000 in 1998 as compared to 1997 and $3,000 to $489,000 in 1997 as compared to 1996. Spending in 1998 increased substantially as Bancorp adopted a more formal advertising strategy with emphasis on developing name recognition in markets served. Expenditures in the developing Portland market also increased. Bancorp's 1997 advertising budget was virtually the same as 1996.

     Other components of noninterest expense increased as a result of general business growth.

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

         The purpose of Bancorp's asset/liability management program is to provide stable net interest income growth by protecting Bancorp's earnings from undue interest rate risk. Exposure to interest rate risk arises from volatile interest rates, changes in the mix of assets (principally loans and investment portfolio securities) and liabilities (principally deposits) and maturities and repricing schedules of assets and liabilities. Assets and liabilities are described as rate sensitive when rate adjustments are within Bancorp's discretion or are automatic based on contractual terms or changes in rate indexes. The difference between the amount of interest-rate-sensitive assets and interest-rate-sensitive liabilities is referred to as the interest-rate-sensitive "GAP" for any given period of time. If an equal amount of assets and liabilities can be repriced during a specific period of time, the financial institution is said to be in a balanced rate-sensitivity position. A balanced position generally may be expected to result in less volatile swings in net interest income.

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

         The following table sets forth the dollar amount of maturing interest-earning assets and interest-bearing liabilities at December 31, 1998, and the difference between them for the maturing or repricing periods indicated. The amounts in the table are derived from Bancorp's internal data and, although the information may be useful as a general measure of interest rate risk, the data could be significantly affected by external factors such as prepayments of loans or early withdrawals of deposits. Such factors may greatly influence the timing and extent of actual repricing of interest-earning assets and interest-bearing liabilities. Decay rates have not been used as all savings and interest-bearing demand deposits have been assumed to reprice within three months. Management does not consider savings and interest-bearing demand deposits to be interest-rate-sensitive. Excluding those accounts, Bancorp's variable-rate assets exceed variable-rate liabilities, and its fixed-rate assets exceed fixed-rate liabilities.




                                                                               December 31, 1998
                                                                      Amount maturing or repricing within:
                                                       ---------------------------------------------------------------------
                                                                       Three
                                                       Less than     months to
                                                        three        less than       One to       Over five
                                                        months       one year      five years       years             Total
                                                        ------       --------      ----------       -----             -----
                                                                               (Dollars in thousands)
Interest-earning assets:
  Fixed-rate loans                                      $ 7,479      $ 19,115        $47,276        $64,514         $138,384
  Variable-rate loans                                   283,832         2,073          7,467            258          293,630
  Investment securities                                      --            --         32,755         44,039           76,794
  Federal Home Loan Bank stock                            5,084            --             --            --             5,084
  Other interest-earning assets                           1,003            --             --             --            1,003
                                                        -------      --------        -------        -------         --------
  Total interest-earning assets                         297,398        21,188         87,498        108,810          514,895

Cash and due from banks                                                                                               40,838
Other noninterest-earning assets                                                                                      16,317

  Total assets                                                                                                      $572,050
Interest-bearing liabilities:
  Savings and interest-bearing demand deposits         $222,516            --             --             --         $222,516
  Certificates of deposit of
  $100,000 or more                                       15,985        39,437          5,286             --           60,708
  Other time accounts                                    21,078        64,603         12,104            142           97,927
  Short-term borrowings                                  20,600            --             --             --           20,600
                                                        -------       -------         ------            ---          -------
  Total interest-bearing liabilities                    280,179       104,040         17,390            142          401,751

Other noninterest-bearing liabilities                                                                                106,582
Shareholders' equity                                                                                                  63,717
                                                                                                                     -------
  Total liabilities and shareholders'
    equity                                                                                                          $572,050
                                                                                                                    ========

Interest rate GAP                                      $ 17,219      $(82,852)      $ 70,108       $108,668
                                                       ========      =========      ========       ========
Cumulative interest rate GAP                           $ 17,219      $(65,633)      $  4,475       $113,143
                                                       ========      =========      ========       ========
GAP ratio (GAP/total assets)                              3.01%       (14.50)%         12.23%        19.00%
Cumulative GAP ratio                                      3.01%       (11.49)%           .75%        19.79%

     The estimated fair market value of each class of financial instrument is presented in Note 9 to the accompanying Consolidated Financial Statements.

     Bancorp's sensitivity to the potential loss of future annual earnings due to a hypothetical decrease in interest rates at December 31, is as follows:

          Decrease in                        Decrease in
        Interest Rates                     Net Interest Margin
        --------------                     -------------------
                                            1998        1997
                                            ----        ----

           1.0%                            $179,000    $  5,000
           2.0%                             659,000     290,000

     Management has provided this quantitative disclosure about market risk in lieu of other information due to management's belief that the potential loss of future earnings due to a hypothetical decrease in interest rates provides more meaningful disclosure to the reader.

     The following table presents the aggregate maturities of loans in each major category of Bancorp's loan portfolio at December 31, 1998. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments.

                                                                      Due
                                               --------------------------------------------------
                                                                   After one                                   Total
                                               Within             but within             After                loans by
Loan category                                  one year           five years           five years             category
-------------                                  --------           ----------           ----------             --------
                                                             (Dollars in thousands)

Commercial                                    $122,586              $29,985              $11,384             $163,954
Real estate - construction                     142,761                6,047                2,356              151,164
Real estate -- mortgage                         41,122               14,496               39,074               94,692
Installment                                      5,623                1,411                   39                7,073
Mortgage loans held for sale                        --                   --               11,039               11,039
Lease financing                                    388                1,509                   --                1,897
Other                                              427                2,710                   --                3,138
Less deferred loan fees                           (682)                (122)                (139)                (943)
                                               -------              -------              -------               ------

      Total loans by maturity                 $312,225              $56,036              $63,753             $432,014
                                              ========              =======              =======             ========

      Bancorp has $119.5 million of loans that mature after one year, consisting of fixed-rate loans aggregating $111.8 million (93.6%) and variable-rate loans aggregating $7.7 million (6.4%).

      At December 31, 1998, $138 million of Bancorp's loans (approximately 32% of Bancorp's loan portfolio) had fixed interest rates and $294 million (approximately 68%) had variable interest rates.

PROVISION FOR INCOME TAXES

      Bancorp's provision for income taxes was $5.9 million in 1998, $4.3 million in 1997 and $3.1 million in 1996. Bancorp's effective tax rates for financial reporting were 34.1% in 1998, 31.8% in 1997 and 32.5% in 1996. The effective tax rate varies from the federal statutory rate of 34% primarily because of nontaxable interest income and state income taxes. See Note 12 to the Consolidated Financial Statements.

LIQUIDITY AND SOURCES OF FUNDS

      Bancorp's primary sources of funds are customer deposits, sales and maturities of investment securities, sales of loans, loan repayments, net income and the use of short-term borrowings. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not. The Bank's deposits increased to $484 million at December 31, 1998 from $419 million at December 31, 1997 and $340 million at December 31, 1996, primarily because of an ongoing business development program, and expansion of the Bank's presence in the Portland-area market.

      Net loans and loans held for sale increased to $428 million at December 31, 1998 from $337 million at December 31, 1997 and $266 million at December 31, 1996. These increases were primarily due to the Bank's business development activities and Centennial Mortgage's real estate construction activities.

     The Bank maintains, on an uncollateralized basis, federal funds lines with correspondent banks as a backup source of temporary liquidity. At December 31, 1998, the Bank had federal funds lines totaling $33 million ($24 million at December 31, 1997) with $1 million outstanding. No borrowings were outstanding under the federal funds lines at December 31, 1997.

      The Bank also maintains a cash management credit facility with the FHLB. The credit facility is based upon the Bank's holdings of specified housing finance related assets, and is limited to 10% of the Bank's assets, measured on a quarterly basis. At December 31, 1998, the Bank had $26.1 million of credit available from the FHLB ($21.4 million at December 31, 1997) with $3.5 million outstanding at December 31, 1998 and none outstanding at December 31, 1997. The increase in the Bank's credit facility at December 31, 1998 from the level at December 31, 1997 was due to the Bank's increase in specified housing finance related assets during 1998. The credit facility is collateralized by the FHLB stock owned by the Bank and by all its other assets.

      Management anticipates that Bancorp will continue to rely on customer deposits, sales and maturities of investment securities, sales of loans, loan repayments, retained earnings and short-term borrowings to provide liquidity. Although deposit balances have shown historical growth, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. Borrowings may be used on a short-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a longer-term basis to support expanded lending activities and to match the maturity or repricing intervals of assets. The sources of such funds would likely be federal funds purchased and borrowings from the FHLB, as discussed above.

     Bancorp may experience additional liquidity needs in connection with increased deposit withdrawals due to customer concerns over the Year 2000 issue. Management has adopted a contingency funding plan to guide management in handling unusual liquidity needs. In preparing for possible increased Year 2000 liquidity needs, management is planning several actions including: (1) modification of the pricing and terms of certain time deposit products to encourage depositors to accept maturities after year-end; (2) developing plans to place collateral with various sources of secondary liquidity to facilitate short-term borrowing; and (3) developing plans to have additional cash available at the branches and ATMs of the Bank during the latter part of the year. Although management believes these and other actions will prepare Bancorp for this potential liquidity need, there can be no assurance these steps will be adequate.

CAPITAL RESOURCES

     Total shareholders' equity increased to $63.7 million at December 31, 1998 from $51.8 million and $41.3 million at December 31, 1997 and 1996, respectively. Total shareholders' equity was increased during 1998 not only by net income, but also by the effects of stock options exercised ($660,000). Bancorp shareholders' equity (Tier I capital) was 10.9% of average assets in 1998 as compared to 10.6% in 1997. The Bank's shareholder equity (Tier I capital) was 9.8% of average assets in 1998 as compared to 9.5% in 1997.

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

      The federal banking regulators have issued several statements providing guidance to financial institutions on the steps the regulators expect financial institutions to take to become Year 2000 compliant. Bancorp's Year 2000 programs are designed to comply with this guidance. Each of the federal banking regulators is also examining the financial institutions under its jurisdiction to assess each institution's compliance with the outstanding guidance. If an institution's progress in addressing the Year 2000 problem is deemed by its primary federal regulator to be less than satisfactory, the institution will be required to enter into a memorandum of understanding with the regulator which will, among other things, require the institution to promptly develop and submit an acceptable plan for becoming Year 2000 compliant and to provide periodic reports describing the institution's progress in implementing the plan. Failure to satisfactorily address the Year 2000 problem may also expose a financial institution to other forms of enforcement action that its primary federal regulator deems appropriate to address the deficiencies in the institution's Year 2000 remediation program.

      Bancorp is heavily reliant on computers for accounting for customer records and transactions, as well as operating performance. Recognizing the risks of the Year 2000 problem, management organized a task force in early 1997 to identify and address the issues related to the Year 2000. In addition, management organized and sponsored seminars for community attendance in the Eugene and Portland-area markets to elevate public awareness of the potential of Year 2000 problems.

      To date, Bancorp's Year 2000 task force has identified the internal computer hardware and software utilized by Bancorp, as well as mechanical systems which may be dependent upon computer components, and contacted vendors seeking their certification of Year 2000 compliance (Bancorp does not utilize any proprietary computer hardware or software). The task force has retained computer consultants to assist with testing of computer hardware and software. The testing process is on schedule and expected to be completed by June 30, 1999. Results to date indicate systems are compliant. Management anticipates that testing will be completed according to regulatory guidelines. Additional testing may continue through year end 1999 to ensure continued systems compliance to the maximum extent possible.

      Management of Bancorp has also required that lending personnel ascertain loan customer awareness and intent to timely achieve Year 2000 compliance. Bancorp's credit risk associated with borrowers may increase to the extent borrowers fail to adequately address their Year 2000 issues. As a result, there may be increases in problem loans and credit losses in future years. In addition, because of the possible effects on Bancorp's cash needs and liquidity, management has interviewed selected significant deposit customers to determine their Year 2000 compliance efforts and anticipated potential cash requirements due to the Year 2000 problem.

      Bancorp's inquiry of each of its material vendors, borrowers and depositors has not disclosed that any such person has failed to adequately address the Year 2000 issue. Notwithstanding Bancorp's efforts, there can be no assurance that these or other third parties significant to Bancorp's operations will adequately address such issue.

      During 1998, management budgeted $100,000 and expended $74,000 for Year 2000 compliance costs. For 1999, management has established a $300,000 budget for such costs. Bancorp has recognized no Year 2000 equipment impairment writedowns to date and does not anticipate that any will be incurred.

      Management believes that its efforts to achieve Year 2000 compliance and the impact of the Year 2000 problem will not have a material effect on operations. Although Bancorp believes the actions being taken at this time are suitable and appropriate to address the Year 2000 issue, there can be no assurance that such measures will be sufficient or that Year 2000 issues will not have an adverse impact, at least temporarily, on operations. Specific factors which could affect Bancorp's ability to address Year 2000 issues include the ability to locate and correct all relevant systems, the ability of consultants to complete their testing on schedule, the compliance of third-party vendors and service providers upon whom Bancorp relies, and similar uncertainties.

      Management believes that a reasonably likely worst case scenario as to the effect on Bancorp of the Year 2000 compliance issue is that one or more significant third parties fail to become Year 2000 compliant and disrupt the Company's operations. It is not possible to quantify the potential impact of such disruption at this time.

      Bancorp is preparing contingency plans to minimize disruption to its operations due to Year 2000 issues. Included are plans to insulate critical business operations and develop alternatives to mitigate potential effects of critical third parties whose own failure to properly address Year 2000 issues may adversely impact Bancorp operations. Alternative strategies and contingency plans for liquidity and cash are also included as part of such plans. The contingency plans are expected to be substantially completed for critical business operations by June 30, 1999. Review and validation of these plans will continue through the remainder of 1999.
There can be no assurance that any such plans will fully mitigate any failures or problems.

      The forward-looking statements contained herein with regard to the timing and overall cost estimates of Bancorp's efforts to address the Year 2000 problem are based upon Bancorp's experience thus far in this effort. Should Bancorp encounter unforeseen difficulties either in the continuing review of its computerized systems, their ultimate remediation, or the response of parties with which it does business or from which it obtains services, the actual results could vary significantly from the estimates contained in these forward-looking statements.

      The disclosure contained in this Annual Report as well as the information in reports previously filed by Bancorp with the Securities and Exchange Commission (the "SEC") regarding Bancorp's Year 2000 readiness are designated as Year 2000 readiness disclosures under the Year 2000 Information and Readiness Disclosure Act.

CHANGE OF ACCOUNTANTS

     Effective October 30, 1998, Bancorp dismissed its prior independent accountant, PricewaterhouseCoopers LLP ("PwC"). The decision to change accountants was approved by Bancorp's Board of Directors.

     PwC's reports on Bancorp's financial statements for the 1997 and 1996 fiscal years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     During the audits for 1997 and 1996 and through the subsequent interim period to the date of change, there were no disagreements between Bancorp and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

     Bancorp requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agreed with the above statements. A copy of such letter was filed as Exhibit 16 to Form 8-K filed November 5, 1998.

     Effective October 30, 1998, Bancorp engaged Symonds, Evans & Larson, P.C. as its principal independent accountant. During 1997 and 1996 and the subsequent interim period to the date of change, Bancorp did not consult Symonds, Evans & Larson, P.C. regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of the SEC'S Regulation S-K.

FORM 10-K

      Copies of Bancorp's annual report on Form 10-K required to be filed with the SEC under the Securities Exchange Act of 1934 are available to shareholders at no charge upon written request to: Michael J. Nysingh, Chief Financial Officer, Centennial Bancorp, P.O. Box 1560, Eugene, Oregon 97440. Copies of Bancorp's material filed with the SEC can also be accessed via the Internet at "www.sec.gov."

MARKET FOR COMMON STOCK

      Bancorp's Common Stock is quoted on the Nasdaq National Market under the symbol "CEBC."

      The following table sets forth the high and low bid prices for the Common Stock on the Nasdaq National Market for the last two years:

                                                        High      Low
                                                        ----      ---

      Year ended December 31, 1998:
           First quarter                               $16.61    $12.23
           Second quarter                               16.77     12.66
           Third quarter                                15.58     11.14
           Fourth quarter                               17.27     12.50

      Year ended December 31, 1997:
           First quarter                               $ 6.79    $ 5.64
           Second quarter                               10.73      6.69
           Third quarter                                13.32      9.84
           Fourth quarter                               13.13     10.93

      At March 9, 1999, Bancorp had 16,937,600 shares of Common Stock outstanding held by 1,249 shareholders of record.

      Bancorp has never declared or paid cash dividends to shareholders and has no intention to do so in the forseeable future.

QUARTERLY FINANCIAL DATA
(In thousands, except per-share amounts)

                                                        First             Second               Third             Fourth
    1998                            Quarter            Quarter            Quarter             Quarter            Total
---------------                     -------            -------            -------             -------            ------
Interest income                     $11,339            $12,232            $13,033             $13,244            $49,848
Interest expense                      3,587              3,840              4,258               4,151             15,836
                                    -------            -------            -------             -------            -------
Net interest income                   7,752              8,392              8,775               9,093             34,012

Loan loss provision                     300                300                600                 300              1,500
Net gains on sales of
  securities                            145                262                193                  --                600
Income before income taxes            3,780              4,167              4,530               4,870             17,347
Net income                            2,551              2,813              3,033               3,038             11,435
Earnings per share:
  Basic                             $   .15            $   .16            $   .18             $   .19            $   .68
  Diluted                           $   .14            $   .15            $   .17             $   .19            $   .65

     1997
----------------
Interest income                     $ 8,940            $ 9,585            $10,333             $11,246            $40,104
Interest expense                      3,054              3,274              3,596               3,642             13,566
                                    -------            -------            -------             -------            -------
Net interest income                   5,886              6,311              6,737               7,604             26,538

Loan loss provision                     800                150                150                 150              1,250
Net gains on sales of
  securities                             29                 --                  5                 135                169
Income before income taxes            3,113              3,199              3,611               3,709             13,632
Net income                            2,101              2,159              2,437               2,606              9,303
Earnings per share:
     Basic                          $   .13            $   .13            $   .15             $   .15            $   .56
     Diluted                        $   .12            $   .12            $   .15             $   .14            $   .53
