Form 10-K, Exhibit 13
period 1999-12-31
CENTENNIAL BANCORP
filed 2000-03-30
CIK 702430

REPORT OF SYMONDS, EVANS & LARSON, P.C.,
                              INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of Centennial Bancorp


We have audited the accompanying consolidated balance sheets of Centennial Bancorp and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Centennial Bancorp and subsidiaries for the year ended December 31, 1997, were audited by other auditors whose report dated January 22, 1998, expressed an unqualified opinion on those statements.

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

In our opinion, the 1999 and 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centennial Bancorp and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




Portland, Oregon
January 21, 2000




                                                  CONSOLIDATED BALANCE SHEETS

                                                    December 31, 1999 and 1998


                                 ASSETS                                           1999                  1998
                                 ------                                    ------------------    ------------------
Cash and cash equivalents:
   Cash and due from banks                                                 $       29,934,856    $       40,838,367
   Federal funds sold                                                                       -             1,003,000
                                                                           ------------------    ------------------

       Total cash and cash equivalents                                             29,934,856            41,841,367

Investment securities available-for-sale                                           59,358,757            76,793,378
Loans, net                                                                        587,507,784           416,524,430
Mortgage loans held for sale                                                        6,155,343            11,039,045
Federal Home Loan Bank stock                                                        5,468,800             5,083,700
Premises and equipment, net                                                        15,911,497            12,613,321
Accrued interest and other assets                                                  22,400,675             8,154,849
                                                                           ------------------    ------------------

       Total assets                                                        $      726,737,712    $      572,050,090
                                                                           ==================    ==================

               LIABILITIES AND SHAREHOLDERS' EQUITY
               ------------------------------------

Liabilities:
   Deposits:
     Demand                                                                $      106,113,028    $      102,714,344
     Interest-bearing demand                                                      246,690,606           204,032,594
     Savings                                                                       33,320,788            18,483,765
     Time                                                                         186,917,061           158,635,593
                                                                           ------------------    ------------------
       Total deposits                                                             573,041,483           483,866,296

   Short-term borrowings                                                           74,553,967            20,600,071
   Accrued interest and other liabilities                                           4,813,501             3,866,582
                                                                           ------------------    ------------------
       Total liabilities                                                          652,408,951           508,332,949

Commitments and contingencies (Note 9)

Shareholders' equity:
   Preferred stock                                                                          -                     -
   Common stock, 19,645,891 and 16,869,363 shares
     issued and   outstanding in 1999 and 1998, respectively                       30,390,824            29,690,949
   Retained earnings                                                               45,624,007            33,517,242
   Accumulated other comprehensive income (loss)                                   (1,686,070)              508,950
                                                                           ------------------    ------------------

       Total shareholders' equity                                                  74,328,761            63,717,141
                                                                           ------------------    ------------------

       Total liabilities and shareholders' equity                          $      726,737,712    $      572,050,090
                                                                           ==================    ==================



                                     CONSOLIDATED STATEMENTS OF INCOME

                                Years ended December 31, 1999, 1998 and 1997


                                                                 1999                1998                1997
                                                            ---------------     ---------------    ----------------
Interest and dividend income:
   Interest and fees on loans                               $    54,133,662     $    44,348,206    $     34,329,126
   Taxable interest on investment securities                      2,227,213           2,723,091           2,445,547
   Nontaxable interest on investment securities                   1,433,205           1,699,128           2,034,551
   Dividends on Federal Home Loan Bank stock                        385,100             372,600             345,300
   Interest on federal funds sold                                   280,334             691,063             573,027
   Deposits with banks                                                8,303              14,401             376,499
                                                            ---------------     ---------------    ----------------
                  Total interest and dividend income             58,467,817          49,848,489          40,104,050

Interest expense:
   Deposits:
     Interest bearing demand and savings                          7,865,362           6,889,086           5,155,632
     Time                                                         8,596,805           8,184,923           7,298,741
   Short-term borrowings                                          1,405,250             489,595             538,947
   Long-term debt                                                         -             272,897             572,673
                                                            ---------------     ---------------    ----------------
                  Total interest expense                         17,867,417          15,836,501          13,565,993
                                                            ---------------     ----------------   ----------------

Net interest income                                              40,600,400          34,011,988          26,538,057
Loan loss provision                                               2,300,000           1,500,000           1,250,000
                                                            ---------------       -------------    ----------------
Net interest income after loan loss provision                    38,300,400          32,511,988          25,288,057

Noninterest income:
   Service charges on deposit accounts                            1,459,402           1,207,782           1,065,267
   Gains on sales of mortgage loans, net                            995,823           1,752,506             908,068
   Gains on sales of investment securities, net                     298,625             599,885             168,716
   Other                                                            773,432             623,343           1,053,083
                                                            ---------------     ---------------    ----------------
                  Total noninterest income                        3,527,282           4,183,516           3,195,134

Noninterest expense                                              22,801,627          19,348,558          14,851,028
                                                            ---------------     ---------------    ----------------

Income before income taxes                                       19,026,055          17,346,946          13,632,163

Provision for income taxes                                        6,919,290           5,912,400           4,328,800
                                                            ---------------     ---------------    ----------------

Net income                                                  $    12,106,765     $    11,434,546    $      9,303,363
                                                            ===============     ===============    ================

Basic earnings per common share                             $           .62     $           .59    $            .48
                                                            ===============     ===============    ================

Diluted earnings per common share                           $           .60     $           .56    $            .46
                                                            ===============     ===============    ================

Weighted average common shares outstanding:
   Basic                                                         19,603,896          19,431,440          19,255,191
   Diluted                                                       20,235,521          20,321,860          20,118,737



                            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                Years ended December 31, 1999, 1998 and 1997

                                                                              Accumulated
                                         Number                                  other                     Additional     Total
                                          of        Common       Retained    comprehensive  Comprehensive   paid-in    shareholders'
                                         shares     stock        earnings    income (loss)  income (loss)   capital      equity
                                      ----------  -----------   ------------ -------------  ------------- ------------  ----------
Balance at December 31, 1996          6,535,447   $13,070,894  $17,171,984   $ (34,190)                   $11,137,171  $41,345,859

Comprehensive income:
  Net income                                  -             -    9,303,363           -      $ 9,303,363             -    9,303,363
  Other comprehensive income -
   change in  unrealized  gains on
   investment  securities of
   $845,364 (net of income taxes
   of approximately $448,000)
   net of reclassification
   adjustment for gains included in
   net income of $115,064 (net of
   income taxes of approximately $54,000)     -             -            -     730,300          730,300             -      730,300
                                                                                            -----------


Comprehensive income                          -             -            -           -     $ 10,033,663             -            -
                                                                                           ============

Stock split (10%)                       655,664     1,311,328            -           -                     (1,311,328)           -
Stock options exercised                  66,727       133,454            -           -                        267,490      400,944
Tax benefit of stock options
   exercised                                  -             -            -           -                         29,692       29,692
Stock split (100%)                    7,257,838    14,515,676   (4,392,651)          -                    (10,123,025)           -
                                    -----------   ------------  -----------  ------------                 ------------  ----------

Balance at December 31, 1997         14,515,676   $29,031,352    $22,082,696  $696,110                     $        -  $51,810,158



                                                   See accompanying notes.





                                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)

                                             Years ended December 31, 1999, 1998 and 1997

                                                                              Accumulated
                                         Number                                  other                     Additional     Total
                                          of        Common       Retained    comprehensive  Comprehensive   paid-in    shareholders'
                                         shares     stock        earnings    income (loss)  income (loss)   capital      equity
                                      ----------  -----------   ------------ -------------  ------------- ------------  ----------
Comprehensive income:
   Net income                                 -   $      -      $11,434,546  $          -    $11,434,546   $       -  $  11,434,546
   Other comprehensive income -
     change in unrealized gains on
     investment securities of
     $208,764 (net of income taxes
     of approximately $115,000) net
     of reclassification  adjustment
     for gains included in net income
     of $395,924 (net of income
     taxes of approximately $204,000)-        -          -                       (187,160)      (187,160)          -       (187,160)
                                                                                            -------------

Comprehensive income                          -          -                -                  $11,247,386           -              -
                                                                                            =============

Stock split (5%)                        727,386          -                -             -                          -              -
Stock options exercised                  92,723    267,381                -             -                          -        267,381
Tax benefit of stock options
   exercised                                  -    392,216                -             -                          -        392,216
Stock split (10%)                     1,533,578          -                -             -                          -              -
                                     ---------- -----------  --------------   -----------                  ------------  -----------

Balance at December 31, 1998         16,869,363 $29,690,949  $  33,517,242    $   508,950                   $      -  $  63,717,141




                                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)

                                             Years ended December 31, 1999, 1998 and 1997

                                        Number                                  other                     Additional     Total
                                          of        Common       Retained    comprehensive  Comprehensive   paid-in    shareholders'
                                         shares     stock        earnings    income (loss)  income (loss)   capital      equity
                                      ----------  -----------   ------------ -------------  ------------- ------------  ----------
   Net income                                 -    $      -     $12,106,765  $         -     $ 12,106,765   $     -    $ 12,106,765
   Other comprehensive income -
     change in unrealized losses on
     investment securities of
     $2,005,005 (net of income taxes
     of approximately $1,345,000)
     net of reclassification adjustment
     for gains included in net income
     of $190,015 (net of income taxes
     of approximately $109,000)               -           -               -   (2,195,020)      (2,195,020)        -       2,195,020)

Comprehensive income                          -           -               -            -    $   9,911,745         -               -
                                                                                            =============

Stock split (5%)                        828,761           -               -            -                          -               -
Stock options exercised                 161,774     383,619               -            -                          -         383,619
Tax benefit of stock options
   exercised                                  -     316,256               -            -                          -         316,256
Stock split (10%)                     1,785,993           -               -            -                          -               -
                                    -----------  -----------  -------------- -----------                   ----------  ------------

Balance at December 31, 1999         19,645,891  $30,390,824  $   45,624,007 $(1,686,070)                  $       -    $74,328,761
                                    ===========  ===========  ============== ============                  ==========   ============




                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                      Years ended December 31, 1999, 1998 and 1997


                                                                 1999                1998                1997
                                                            ---------------     ---------------    ----------------
Cash flows from operating activities:
   Net income                                               $    12,106,765     $    11,434,546    $      9,303,363
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Net gains on sales of investment securities and
         mortgage loans                                          (1,294,448)         (2,352,391)         (1,076,784)
       Dividends on Federal Home Loan Bank stock                   (385,100)           (372,600)           (345,300)
       Loan loss provision                                        2,300,000           1,500,000           1,250,000
       Deferred income taxes                                       (935,809)           (437,882)           (113,702)
       Depreciation and amortization                              2,356,296           1,697,578           1,329,421
       Originations of mortgage loans held for sale            (152,458,419)       (213,853,812)       (111,645,075)
       Proceeds from sales of mortgage loans held for sale      158,337,944         210,152,220         110,506,192
       Changes in assets and liabilities:
         Accrued interest and other assets                      (12,391,249)         (1,335,735)            302,160
         Accrued interest and other liabilities                     946,919             101,196            (230,165)
                                                            ---------------     ---------------    ----------------
                  Net cash provided by operating activities       8,582,899           6,533,120           9,280,110
Cash flows from investing activities:
   Investment securities available-for-sale:
     Purchases                                                  (11,202,082)        (31,984,219)        (28,385,904)
     Maturities                                                   2,312,850          27,624,797           8,009,362
     Proceeds from sales                                         23,071,850          11,754,232          20,463,409
   Loan originations, net                                      (173,283,354)        (86,333,031)        (70,449,408)
   Purchases of premises and equipment, net                      (4,901,376)         (3,558,652)         (2,373,818)
                                                            ---------------     ---------------    ----------------
                  Net cash used in investing activities        (164,002,112)        (82,496,873)        (72,736,359)
Cash flows from financing activities:
   Net increase in deposits                                      89,175,187          64,584,212          79,326,839
   Increase (decrease) in short-term borrowings, net             53,953,896          12,884,288          (4,599,800)
   Payments on long-term debt                                             -         (10,000,000)                  -
   Proceeds from exercise of stock options                          383,619             267,381             400,944
                                                            ---------------     ---------------    ----------------
                  Net cash provided by financing activities     143,512,702          67,735,881          75,127,983
                                                            ---------------     ---------------    ----------------
Net increase (decrease) in cash and cash equivalents            (11,906,511)         (8,227,872)         11,671,734
Cash and cash equivalents at beginning of year                   41,841,367          50,069,239          38,397,505
                                                            ---------------     ---------------    ----------------

Cash and cash equivalents at end of year                    $    29,934,856     $    41,841,367    $     50,069,239
                                                            ===============     ===============    ================


                                                   See accompanying notes.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999


1.     Description of business and summary of significant accounting policies
       ----------------------------------------------------------------------

       Principles of consolidation
       ---------------------------

       The accompanying consolidated financial statements include the accounts of Centennial Bancorp, a bank holding company, and its wholly-owned subsidiaries, Centennial Bank (the Bank) and Centennial Mortgage Co. (Centennial Mortgage). Unless the context clearly suggests otherwise, references in this annual report to "Bancorp" include Centennial Bancorp and its subsidiaries. The Bank provides commercial financing, banking and other services, and Centennial Mortgage provides a variety of residential and commercial real estate financing services. All significant intercompany accounts and transactions have been eliminated in consolidation.

       Method of accounting
       --------------------

       Bancorp prepares its consolidated financial statements in conformity with generally accepted accounting principles and prevailing practices within the banking industry. Bancorp utilizes the accrual method of accounting that recognizes income when earned and expenses when incurred. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

       Cash and cash equivalents
       -------------------------

       For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from or deposited with banks, interest-bearing balances due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

       Supplemental disclosures of cash flow information
       -------------------------------------------------

       During 1999, 1998 and 1997, noncash transactions resulted from unrealized gains (losses) on investment securities available-for-sale, net of income taxes, and the income tax benefit of stock options exercised, as disclosed in the accompanying consolidated statements of changes in shareholders' equity.

       During 1999, 1998 and 1997, Bancorp paid approximately $17,647,000, $15,754,000 and $13,423,000, respectively, in interest expense.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



1. Description of business and summary of significant accounting policies (continued)
       -------------------------------------------------------------------------

       Investment securities available-for-sale
       ----------------------------------------

       Investment securities available-for-sale are reported at fair value with unrealized gains and losses excluded from earnings and reported as other comprehensive income or loss, net of income taxes.

       Gains and losses on sales of investment securities are recognized on a specific identification basis. Premiums and discounts on investment securities are recognized in interest income using the interest method over the period to maturity.

       Declines (unless they are considered temporary) in the fair value of investment securities available-for-sale below cost would result in write-downs of the individual securities to their fair value.

       Loans
       -----

       Loans are reported at their outstanding principal balance less the allowance for loan losses and deferred loan fees.

       The allowance for loan losses represents management's recognition of the assumed risks of extending credit and the quality of the existing loan portfolio. The allowance is maintained at a level considered adequate to provide for potential loan losses based on management's assessment of various factors affecting the portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

       The allowance is based on estimates and ultimate losses may vary from the current estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries.

       Bancorp's credit policies require an evaluation of each borrower's creditworthiness prior to extending credit. In the course of evaluating the creditworthiness, management determines a requisite amount of collateral support. The type of collateral held varies, but may include real estate, equipment, accounts receivable and inventories. At the discretion of management, personal guarantees of the borrower may also be obtained in addition to the

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



1. Description of business and summary of significant accounting policies (continued)
       -------------------------------------------------------------------------

       collateral. Management believes that Bancorp's loan portfolio is diversified among industry groups and does not contain a direct concentration of loans in a single industry (other than the construction industry) which exceeds 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from estimates.

       Bancorp considers loans to be impaired when management believes that it is probable that all amounts due will not be collected according to the contractual terms. An impaired loan must be valued using the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the estimated fair value of the loan's underlying collateral or related guaranty. Bancorp primarily measures impairment on all large-balance nonaccrual loans (typically commercial and commercial real estate loans) based on the estimated fair value of the underlying collateral or related guaranty. In certain other cases, impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Amounts deemed impaired are either specifically allocated for in the allowance for loan losses or reflected as a partial charge-off of the loan balance. Smaller-balance homogeneous loans (typically installment loans) are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual installment loans for impairment disclosures.

       The accrual of interest on impaired loans is discontinued when repayment of principal and interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed and charged against current income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

       Loan origination fees, net of origination costs, are deferred and recognized as an adjustment of the yield of the related loan.

       Interest income on all loans is accrued as earned on the simple interest method.

       Various regulatory agencies, as an integral part of their examination process, periodically review the Bancorp's allowance for loan losses. Such agencies may require the Bancorp to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999


1. Description of business and summary of significant accounting policies (continued)
    ----------------------------------------------------------------------------

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

       At December 31, 1999, 1998 and 1997, Bancorp held servicing rights to approximately $36,842,000, $38,611,000 and $32,274,000, respectively, of mortgage loans that had been sold into the secondary market. Such mortgage loans are not included in the accompanying consolidated balance sheets. Beginning in July 1998, Bancorp began using another financial institution to service these mortgage loans. Previously, Bancorp serviced these mortgage loans in-house. The net amount of capitalized mortgage servicing rights (approximately $366,000 and $392,000 at December 31, 1999 and 1998, respectively) is included in other assets in the accompanying consolidated balance sheets.

       Federal Home Loan Bank stock
       ----------------------------

       Bancorp's investment in Federal Home Loan Bank (FHLB) stock is carried at par value, which approximates fair value. As a member of the FHLB system, Bancorp must maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 1999, Bancorp's minimum required investment was approximately $2,337,000. Bancorp may request redemption at par value of any FHLB stock in excess of the minimum required investment. Stock redemptions are at the discretion of FHLB.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



1. Description of business and summary of significant accounting policies (continued)
       -------------------------------------------------------------------------

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

       Goodwill
       --------

       Goodwill is the excess of the cost over fair value of net assets acquired in business combinations. It is amortized on the straight-line method over periods ranging from 15 to 20 years. It is Bancorp's policy to review goodwill for impairment whenever events or changes in circumstances indicate that its investment in the underlying businesses that gave rise to such goodwill may not be recoverable. Should such an evaluation of impairment become necessary, Bancorp will evaluate the performance of such acquired businesses on an undiscounted basis. At December 31, 1999 and 1998, accrued interest and other assets include goodwill of approximately $8,834,000 and $283,000, respectively, net of accumulated amortization. Additional goodwill was recorded in April 1999 when Bancorp acquired a branch located in the Hazel Dell area of Vancouver, Washington from another financial institution. Goodwill amortization for 1999 was approximately $487,000. Goodwill amortization for 1998 and 1997 was insignificant.

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

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



1. Description of business and summary of significant accounting policies (continued)
       -------------------------------------------------------------------------

       Stock splits
       ------------

       During the years ended December 31, 1999, 1998 and 1997, Bancorp had various stock splits as reflected in the accompanying consolidated statements of changes in shareholders' equity. In addition, on January 19, 2000, Bancorp's Board of Directors declared a 10% stock split -- payable March 3, 2000 -- for Bancorp shareholders of record at the close of business on February 11, 2000. This stock split will result in the issuance of 1,785,993 additional shares of common stock. All issued and outstanding, weighted average number of common shares outstanding, per-share data and stock option plan information in the accompanying consolidated financial statements and footnotes has been adjusted to give retroactive effect to all stock splits.

       Recently issued accounting standards
       ------------------------------------

       In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133" (SFAS 137), an amendment of SFAS 133, which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133, as amended by SFAS 137, is effective for all quarterly and annual financial statements of fiscal years beginning after June 15, 2000. Bancorp had no significant derivatives as of December 31, 1999, nor does Bancorp engage in any hedging activities. Accordingly, Bancorp does not anticipate that the adoption of SFAS 133, as amended by SFAS 137, will have a material effect on its consolidated financial position or results of operations.

       In October 1998, SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" (SFAS 134), was issued. SFAS 134 was effective in 1999 and had no effect on the accompanying consolidated financial statements.

       Reclassifications
       -----------------

       Certain  amounts in 1998 and 1997 have been  reclassified to conform with
       the  1999   presentation.   Net   income  was  not   affected   by  these
       reclassifications.


                                           CENTENNIAL BANCORP AND SUBSIDIARIES
                                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                     December 31, 1999


2.     Investment securities available-for-sale
       ----------------------------------------

       Investment securities available-for-sale consisted of the following at December 31, 1999 and 1998:


                                                                    Gross             Gross            Estimated
                                               Amortized         unrealized        unrealized            fair
                1999                             cost               gains            losses              value
                ----                      -----------------  ----------------   ----------------  ------------------
       U.S. Treasury securities           $       1,400,808  $          4,759   $          6,325  $       1,399,242
       U.S. Government and
         agency securities                       27,988,761                 -          1,454,349         26,534,412
       Obligations of state and
         political subdivisions                  28,468,534            79,235          1,232,228         27,315,541
       Corporate bonds                            2,284,118               120             79,123          2,205,115
       Mortgage-backed securities                 1,936,017                 -             31,570          1,904,447
                                          -----------------  ----------------   ----------------  -----------------

         Total                            $      62,078,238  $         84,114   $      2,803,595  $      59,358,757
                                          =================  ================   ================  =================

                1998
                ----
       U.S. Treasury securities           $       1,398,726  $         36,190   $              -  $       1,434,916
       U.S. Government and
         agency securities                       39,479,940           116,050            333,250         39,262,740
       Obligations of state and
         political subdivisions                  28,571,672         1,006,580                  -         29,578,252
       Corporate bonds                            2,304,968            13,059              6,749          2,311,278
       Mortgage-backed securities                 4,217,462             1,330             12,600          4,206,192
                                          -----------------  ----------------   ----------------  -----------------

           Total                          $      75,972,768  $      1,173,209   $        352,599  $      76,793,378
                                          =================  ================   ================  =================


                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999


2.     Investment securities available-for-sale (continued)
       ----------------------------------------------------

       The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. In addition, the contractual maturities for mortgage-backed securities were allocated assuming no prepayments.

                                                Amortized         Estimated
                                                  cost            fair value
                                            ----------------  -----------------
       Due in 1 year or less                $      1,318,710  $       1,305,105
       Due after 1 through 5 years                22,923,785         22,447,699
       Due after 5 through 10 years               19,427,389         18,407,642
       Due after 10 years                         18,408,354         17,198,311
                                            ----------------  -----------------

           Total                            $     62,078,238  $      59,358,757
                                            ================  =================

       At December 31, 1999, investment securities available-for-sale with an estimated fair value of approximately $12,329,000 (approximately $12,266,000 at December 31, 1998) were pledged to collateralize public deposits, and investment securities available-for-sale with an estimated fair value of approximately $10,061,000 (approximately $10,562,000 at December 31, 1998) were pledged to collateralize short-term borrowings (see Note 6).

       Proceeds from sales of investment securities available-for-sale and gross realized gains and losses on those sales were as follows:

                                    Gross         Gross
                                  realized       realized        Net gains
                   Proceeds         gains         losses         on sales
               --------------  ------------    ----------      ------------
       1999    $   23,071,850  $    298,025     $       -      $   298,025
       1998        11,754,232       599,885             -          599,885
       1997        20,463,409       191,291        22,575          168,716

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999


3. Loans
--------

       Loans consisted of the following at December 31, 1999 and 1998:

                                                  1999               1998
                                            ----------------  ------------------
       Real estate - mortgage               $    129,220,429  $      94,474,773
       Real estate - construction                227,387,353        150,815,834
       Commercial                                219,588,355        163,577,415
       Installment                                 8,409,380          7,073,011
       Lease financing                             4,867,834          1,896,609
       Other                                       4,198,940          3,137,402
                                            ----------------  -----------------
                                                 593,672,291        420,975,044
       Less allowance for loan losses             (6,164,507)        (4,450,614)
                                            ----------------  -----------------

           Loans, net                       $    587,507,784  $     416,524,430
                                            ================  =================

       Bancorp is located and conducts its business primarily within Lane County, Oregon, the greater Portland metropolitan area, and Clark County, Washington. These geographic areas have experienced growth which has resulted in increasing loan demand. A substantial portion of Bancorp's loans are collateralized by real estate in these geographic areas and, accordingly, the ultimate collectability of a substantial portion of Bancorp's loan portfolio is susceptible to changes in local market conditions.

       Transactions in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 were as follows:

                                                                    1999              1998               1997
                                                             ----------------   ----------------  -----------------
       Balance at beginning of year                          $      4,450,614   $      3,348,914  $       2,599,653
       Loan loss provision                                          2,300,000          1,500,000          1,250,000
       Loans charged-off                                             (671,827)          (452,100)          (557,949)
       Recoveries of loans previously charged-off                      85,720             53,800             57,210
                                                             ----------------   ----------------  -----------------
       Balance at end of year                                $      6,164,507   $      4,450,614  $       3,348,914
                                                             ================   ================  =================

       At December 31, 1999 and 1998, Bancorp had approximately $5,833,000 and $5,218,000, respectively, in impaired loans. The specific valuation allowance related to these impaired loans totaled approximately $465,000 and $563,000 at December 31, 1999 and 1998, respectively. The average recorded investment in impaired loans for 1999, 1998 and 1997 was approximately $5,525,000, $2,968,000 and $909,000, respectively. Interest income

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999


3.     Loans (continued)
       -----------------

       recognized on impaired loans in 1999 was approximately $417,000. Interest income recognized on impaired loans in 1998 and 1997 was insignificant.

       Loans on nonaccrual status at December 31, 1999 were approximately $579,000 ($3,841,000 at December 31, 1998). Interest income which would have been realized on such nonaccrual loans outstanding at year-end, if they had remained current, was approximately $97,000, $273,000 and $103,000 during 1999, 1998 and 1997, respectively. Loans contractually past due 90 days or more on which Bancorp continued to accrue interest at December 31, 1999 were approximately $2,163,000 ($1,043,000 at December 31, 1998).

4.     Premises and equipment
       ----------------------

       Premises and equipment consisted of the following at December 31, 1999 and 1998:

                                                                   1999               1998
                                                             ----------------  -------------
       Land                                                  $      2,375,046  $   1,769,388
       Buildings and leasehold improvements                        13,278,013     10,728,522
       Furniture and equipment                                      9,185,477      7,288,122
                                                             ----------------  -------------
                                                                   24,838,536     19,786,032
       Less accumulated depreciation and amortization              (8,927,039)    (7,172,711)
                                                             ----------------  -------------
         Premises and equipment, net                           $   15,911,497  $  12,613,321
                                                             ================  =============

5.     Time certificates of deposit
       ----------------------------

       Time certificates of deposits in excess of $100,000 aggregated approximately $79,425,000 and $60,708,000 at December 31, 1999 and 1998,
       respectively. At December 31, 1999, the scheduled annual maturities of all time certificates of deposit were approximately as follows:

               2000                                 $    150,615,000
               2001                                       34,141,000
               2002                                          926,000
               2003                                          896,000
               2004                                          104,000
               Thereafter                                    235,000
                                                     ---------------
                 Total                                  $186,917,000
                                                     ===============

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999


6.     Short-term borrowings
       ---------------------

       Short-term borrowings consisted of the following at December 31, 1999 and 1998:

                                                                  1999               1998
                                                             ------------       ------------

       Securities sold under agreement to repurchase         $  8,213,967       $ 16,100,071
       Federal funds purchased                                 19,600,000          1,000,000
       FHLB cash management advance program                    25,740,000          3,500,000
       FHLB borrowings under promissory note agreements        21,000,000                  -
                                                             ------------       -------------

                                                             $ 74,553,967       $ 20,600,071
                                                             ============       =============

       Securities sold under agreement to repurchase are due on demand. The weighted average interest rate on such borrowings was 5.42% and 4.42% at December 31, 1999 and 1998, respectively.

       Federal funds purchased are due on demand. The weighted average interest rate on such borrowings was 4.65% and 5.00% at December 31, 1999 and 1998, respectively.

       Amounts owed under the FHLB cash management advance program are due within one year and bear interest at 5.70% and 5.15% at December 31, 1999 and 1998, respectively.

       FHLB borrowings under promissory note agreements are due in January 2000 and bear interest at 5.90% at December 31, 1999.

       As of December 31, 1999, Bancorp has remaining available borrowings from the FHLB of approximately $4,960,000. In addition, Bancorp maintains federal funds lines with correspondent banks as a backup source of liquidity. At December 31, 1999, Bancorp had approximately $10,400,000 (approximately $32,000,000 at December 31, 1998) of federal funds lines available to draw against on an uncollateralized basis.

7.     Off-balance-sheet financial instruments
       ---------------------------------------

       In  the  ordinary  course  of  business,   Bancorp  enters  into  various
       transactions which include commitments to extend credit and standby letters of credit that are not included in the accompanying consolidated balance sheets. Bancorp applies the same credit standards to these commitments as it uses in all of its lending processes and includes these commitments in its lending risk evaluations. At December 31, 1999 and 1998, Bancorp had no commitments to extend credit at below-market interest rates and held no derivative financial instruments.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999


7.     Off-balance-sheet financial instruments (continued)
       ---------------------------------------------------

       Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

       Bancorp's off-balance-sheet financial instruments at December 31, 1999 and 1998 were as follows:
                                                         1999           1998
                                                     -----------   -------------
       Commitments to extend credit               $  276,852,000   $ 198,583,000
       Standby and commercial letters of credit       11,108,000       6,982,000

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

8.     Estimated fair value of financial instruments
       ---------------------------------------------

       Bancorp primarily uses quoted market prices or present value techniques to estimate the fair values of its fixed-rate financial instruments. The carrying amounts of variable- and adjustable-rate financial instruments are considered reasonable estimates of fair value. Valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current market exchange.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



8.     Estimated fair value of financial instruments (continued)
       ---------------------------------------------------------

       In addition, as Bancorp normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items that are not defined as financial instruments but which have significant value. These include such off-balance-sheet items as core deposit intangibles. Bancorp does not believe that it would be practicable to estimate a representational fair value for these types of items at December 31, 1999 and 1998.

       Because the estimated fair value disclosures exclude certain financial instruments and all nonfinancial instruments, any aggregation of the fair value amounts presented would not represent the underlying value of Bancorp.

       Bancorp used the following methods and assumptions to estimate the fair value of its financial instruments:

           Cash and cash  equivalents:  The  carrying  amount  approximates  the
           --------------------------
           estimated fair value.

           Investment Securities available-for-sale: The estimated fair value is
           ----------------------------------------
           based on quoted market prices or the market values for comparable securities.

           Loans:  The estimated fair value of fixed-rate  loans is estimated by
           -----
           discounting the contractual cash flows of the loans using December 31, 1999 and 1998 origination rates. The resulting amounts are adjusted to estimate the effects of changes in credit quality of borrowers since the loans were originated.

           Mortgage loans held for sale: The estimated fair value represents the
           ----------------------------
           anticipated proceeds from sale of the loans.

           FHLB stock:  The carrying  amount  approximates  the  estimated  fair
           ----------
           value.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



8.     Estimated fair value of financial instruments (continued)
       ---------------------------------------------------------

           Deposits: The estimated fair value of demand deposits,  consisting of
           --------
           checking, savings and certain interest-bearing demand deposit accounts, is represented by the amounts payable on demand. The estimated fair value of time deposits is calculated by discounting the scheduled cash flows using the December 31, 1999 and 1998 rates offered on these instruments.

           Short-term borrowings: The carrying amount approximates the estimated
           ---------------------
           fair value.

           Off-balance-sheet financial instruments:  The estimated fair value of
           ---------------------------------------
           off-balance-sheet financial instruments (primarily commitments to extend credit and standby letters of credit) is determined based on fees currently charged for similar commitments. Management estimates that these fees approximate $1,440,000 and $1,028,000 at December 31, 1999 and 1998, respectively.

       The estimated fair value of Bancorp's significant on-balance-sheet financial instruments at December 31, 1999 and 1998 were as follows:


                                                          1999                                 1998
                                          -----------------------------------   -----------------------------------
                                                                  Estimated                            Estimated
                                               Carrying             fair            Carrying             fair
                                                 value              value             value              value
                                          -----------------  ----------------   ----------------  -----------------
       Financial assets:
         Cash and cash equivalents        $      29,935,000  $     29,935,000   $     41,841,000  $      41,841,000
         Investment securities
           available-for-sale                    59,359,000        59,359,000         76,793,000         76,793,000
         Loans and mortgage loans
           held for sale                        593,663,000       589,213,000        427,564,000        421,343,000
         FHLB stock                               5,469,000         5,469,000          5,084,000          5,084,000
       Financial liabilities:
         Deposits                         $     573,041,000  $    572,746,000   $    483,866,000  $     485,283,000
         Short-term borrowings                   74,554,000        74,554,000         20,600,000         20,600,000


                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



9.     Commitments and contingencies
       -----------------------------

       Bancorp leases certain land and facilities under noncancelable operating leases, generally for terms of 5 to 50 years, some of which include renewal options and escalation clauses. At December 31, 1999, the aggregate minimum rental commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year were approximately as follows:

                 2000                                 $      1,170,000
                 2001                                        1,140,000
                 2002                                        1,035,000
                 2003                                          827,000
                 2004                                          774,000
                 Later years                                 9,889,000
                                                      ----------------
                 Total minimum lease payments         $     14,835,000
                                                      ================

       Total rent expense was approximately $1,213,000, $750,000 and $343,000 in 1999, 1998 and 1997, respectively.

       In the ordinary course of business, litigation arises from normal banking activities. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on Bancorp's consolidated financial position, results of operations or cash flows.

10.    Noninterest expense
---    -------------------

       Noninterest expense consisted of the following for the years ended December 31, 1999, 1998 and 1997:

                                                                    1999              1998               1997
                                                             -------------      -------------     ------------
       Salaries and employee benefits                        $  14,293,013      $  12,834,456     $  9,552,513
       Premises and equipment                                    3,315,826          2,644,173        2,049,771
       Advertising                                                 830,097            801,135          489,315
       Data processing                                             665,704            252,570          251,077
       Legal and professional                                      657,816            843,890          742,165
       Other                                                     3,039,171          1,972,334        1,766,187
                                                             -------------      -------------     ------------
           Total noninterest expense                         $  22,801,627      $  19,348,558     $ 14,851,028
                                                             =============      =============     ============

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



11.    Income taxes
       ------------

       The provision (credit) for income taxes consisted of the following for the years ended December 31, 1999, 1998 and 1997:

                                                       1999              1998               1997
                                                ----------------   -------------     -------------
       Current:
         Federal                                $      6,482,551   $   5,098,082     $   3,903,417
         State                                         1,372,548       1,252,200           539,085
       Deferred                                         (935,809)       (437,882)         (113,702)
                                                ----------------   -------------     -------------

           Provision for income taxes           $      6,919,290   $   5,912,400     $   4,328,800
                                                ================   =============     =============

       The provision (credit) for income taxes results in effective tax rates that are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31, 1999, 1998 and 1997 were as follows:

                                                              1999              1998               1997
                                                       ----------------   ----------------  --------------
       Expected federal income tax provision
         at 34%                                        $      6,659,004   $      6,041,839  $    4,634,935
       State income tax, net of federal effect                  843,341            763,479         342,880
       Tax-exempt interest income                              (478,504)          (577,312)       (679,305)
       Other, net                                              (104,551)          (315,606)         30,290
                                                       ----------------   ----------------  --------------

           Provision for income taxes                  $      6,919,290   $      5,912,400  $    4,328,800
                                                       ================   ================  ==============

       The components of the net deferred tax assets and liabilities at December 31, 1999 and 1998 were as follows:

                                                                          1999               1998
                                                                    ----------------  -------------
         Deferred tax assets:
         Nonqualified benefit plans                                 $        745,362  $     661,632
         Allowance for loan losses                                         2,001,389      1,342,735
         Net unrealized losses on investment securities                    1,033,402              -
         Other, net                                                          659,516        208,679
                                                                    ----------------  -------------
              Total deferred tax assets                                    4,439,669      2,213,046


                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



11.    Income taxes (continued)
       ------------------------

                                                                                      1999               1998
                                                                                ----------------  -----------------
       Deferred tax liabilities:

         Mortgage servicing rights                                                       140,392            150,559
         FHLB stock dividends                                                            843,966            695,734
         Net unrealized gains on investment securities                                         -            311,832
         Other, net                                                                      347,546            228,199
                                                                                ----------------  -----------------
              Total deferred tax liabilities                                           1,331,904          1,386,324
                                                                                ----------------  -----------------

              Net deferred tax assets                                           $      3,107,765  $         826,722
                                                                                ================  =================

       Management believes, based upon Bancorp's historical performance, that the net deferred tax assets will be recognized in the normal course of operations and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.

       The exercise of nonstatutory stock options which have been granted under Bancorp's stock option plans give rise to compensation which is included in the taxable income of the applicable directors or employees and is deductible by Bancorp for federal and state income tax purposes. Such compensation results from increases in the fair market value of Bancorp's common stock subsequent to the date of grant of the applicable stock options. In accordance with generally accepted accounting principles, such compensation is not recognized as an expense for financial accounting purposes and the related tax benefits are recorded as an increase to common stock.

       Bancorp's provision for income taxes for 1999, 1998 and 1997 included approximately $109,000, $204,000 and $57,000, respectively, related to gains on sales of investment securities.

       During 1999, 1998 and 1997, Bancorp paid approximately $8,443,000, $6,056,000 and $4,414,000, respectively, in income taxes.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



12.    Transactions with related parties
       ---------------------------------

       Activity with respect to loans to directors and their affiliates and executive officers of Bancorp and subsidiaries for the year ended December 31, 1999 was as follows:

       Balance at January 1, 1999                         $  7,298,571
       Additions or renewals                                 6,794,122
       Amounts collected or renewed                         (6,470,302)
                                                          ------------

       Balance at December 31, 1999                       $  7,622,391
                                                          ============

       In addition, included in commitments in Note 9 are approximately $1,887,000 of commitments to extend credit to directors and their affiliates and executive officers at December 31, 1999 ($2,399,000 at December 31, 1998).

13.    Stock options
       -------------

       Bancorp has two Non-employee Director Stock Option Plans (Director Plans)
       - 1988 and 1993, two Incentive Stock Option Plans (Incentive Plans) - 1983 and 1993, and a 1995 Stock Incentive Plan (Option Plan).

       Director Plans
       --------------

       Under the Director Plans, shares of common stock are reserved for issuance at their fair market value at the date of grant to non-employee directors of Bancorp and its subsidiaries. Generally, options become exercisable over a period of three years of subsequent service. The options expire in a maximum of ten years from the date of grant. At December 31, 1999, 201,401 of the 211,647 options outstanding were exercisable, with 127,540 shares reserved for future grant.

       Incentive Plans
       ---------------

       Under the Incentive Plans, officers of Bancorp and its subsidiaries may be granted options to purchase shares of common stock. The option price is the fair market value at the date of grant. Generally, options become exercisable over a period of five years of subsequent service. The options expire in a maximum of ten years from the date of grant. At December 31, 1999, 324,839 of the 348,212 options outstanding were exercisable, and 988 shares were reserved for future grant.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



13.    Stock options (continued)
       ------------------------

       Option Plan
       -----------

       Under the Option Plan, Bancorp employees, directors and consultants may be granted nonstatutory stock options or restricted stock awards, and Bancorp employees may be granted incentive stock options. The exercise prices of nonstatutory stock options and the price to be paid for restricted stock is established by a committee of the Board of Directors. The exercise price of incentive stock options must be no less than the fair market value of the underlying shares on the date of grant. Options granted under the Option Plan expire on such date as established by a committee of the Board of Directors. However, incentive stock options expire in a maximum of ten years from the date of grant. During the year ended December 31, 1998, the shareholders of Bancorp approved an amendment to the Option Plan, which resulted in Bancorp reserving 721,681 additional shares for future grant. At December 31, 1999, 861,286 options were outstanding under the Option Plan, consisting of 528,052 incentive stock options and 333,234 nonstatutory stock options. At December 31, 1999, a total of 412,296 of the options outstanding were exercisable, and 594,727 shares were reserved for future grant. Bancorp has not granted any restricted stock awards under the Option Plan.

       Transactions involving option activity for the years ended December 31, 1999, 1998 and 1997 are summarized as follows:

                                                1999                      1998                       1997
                                      ------------------------  ------------------------  -------------------------
                                                    Weighted-                  Weighted-                 Weighted-
                                                     average                    average                   average
                                        Options     exercise       Options     exercise      Options     exercise
                                      outstanding     price      outstanding     price     outstanding     price
                                      -----------  -----------  ------------ -----------  ------------  -----------
       Balance at beginning of year     1,377,176      $  4.64    1,238,999      $  2.84    1,385,386      $  2.59

       Granted                            212,176        11.66      290,531        11.61       58,402         5.15
       Forfeited                           (6,433)       13.96      (32,520)        7.36      (21,109)        3.16
       Exercised                         (161,774)        2.37     (119,834)        2.24     (183,680)        2.18
                                       ----------                ----------                ----------

       Balance at end of year           1,421,145      $  5.90    1,377,176      $  4.64    1,238,999      $  2.84
                                        =========      =======    =========      =======    =========      =======

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



13.    Stock options (continued)
       ------------------------

       Information regarding the number, weighted-average exercise price and weighted-average remaining contractual life of options by range of exercise price at December 31, 1999 is as follows:

                                                             Options outstanding              Options exercisable
                                                   -------------------------------------  ---------------------------
                                                                  Weighted-
                                                                   average     Weighted-                   Weighted-
              Range of                                          remaining       average                     average
              exercise                               Number         life       exercise      Number         exercise
                price                              of options      (years)       price     of options         price
          ---------------                          ----------   -----------  -----------  -----------      ---------
          Under $5.00                                909,286          7.4      $  2.79      850,273         $  2.71
          $5.01-$10.00                               121,253          9.4         9.22       30,120            9.16
          $10.01-$15.00                              390,606         11.7        12.11       58,143           11.48
                                                   ----------                               -------

                                                   1,421,145          8.8      $  5.90      938,536         $  5.24
                                                   ==========         ===      =======      =======         =======

       Exercisable options as of December 31, 1998 and 1997 totaled 950,981 and 874,184, respectively.

       No compensation cost has been recognized for the options issued under the stock option plans as Bancorp adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value of the options at the date of grant consistent with the provisions of SFAS No. 123, Bancorp's pro forma net income and pro forma earnings per common share would have been as follows for the years ended December 31, 1999, 1998 and 1997:

                                                                    1999              1998               1997
                                                             ----------------   ----------------  ----------------
         Net income     - as reported                        $     12,106,765   $    11,434,546    $    9,303,363
                        - pro forma                                11,753,038        11,360,952         9,205,469

         Basic earnings per common share:
                        - as reported                                   $ .62             $ .59             $ .48
                        - pro forma                                       .60               .59               .47

         Diluted earnings per common share:
                        - as reported                                   $ .60             $ .56             $ .46
                        - pro forma                                       .58               .56               .46


                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



13.    Stock options (continued)
       ------------------------

       The pro forma effect on net income for 1999, 1998 and 1997 is not representative of the pro forma effect in future years because compensation expense related to grants made prior to December 31, 1994 -- and which vest in subsequent years -- is not considered. For purposes of the above pro forma information, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                            1999         1998         1997
                                       -----------   -----------   ----------
         Risk-free interest rate           6.3%          5.6%         6.3%
         Expected life (in years)          7.3           7.3          7.3
         Expected volatility              32.6%         31.0%        29.4%
         Expected dividend yield             0%            0%           0%

       The effect of applying the fair-value-based method to stock options granted in the years ended December 31, 1999, 1998 and 1997 resulted in a weighted-average grant date fair value of $5.83, $5.31 and $4.42, respectively.

14.    Shareholders' equity
       --------------------

       At December 31, 1999 and 1998, Bancorp had 10,000,000 shares of authorized but unissued preferred stock, which consists of 5,000,000 shares each of voting and nonvoting stock. In May 1998, shareholders of Bancorp authorized an amendment to the Articles of Incorporation to change the preferred stock from $5 par value to no par value.

       At December 31, 1999 and 1998, Bancorp had 50,000,000 shares of authorized common stock. In May 1998, shareholders of Bancorp authorized an amendment to the Articles of Incorporation to change the common stock from $2 par value to no par value.

       Dividends paid by the Bank to Bancorp provide substantially all of Bancorp's cash flow. Those dividends are subject to prior regulatory approval if in excess of certain regulatory limits. At December 31, 1999, approximately $11.8 million was available from the Bank for the payment of dividends to Bancorp without prior regulatory approval.

       In January 2000, Bancorp authorized the repurchase of up to an aggregate of 5% of its currently outstanding common stock over a two-year period.

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



15.    Basic and diluted earnings per common share
       -------------------------------------------

       Bancorp's basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Bancorp's diluted earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding plus dilutive common shares related to stock options.

       The numerators and denominators used in computing basic and diluted earnings per common share for the years ended December 31, 1999, 1998 and 1997 can be reconciled as follows:

                                                                        Net
                                                                      income           Shares           Per-share
                                                                    (numerator)     (denominator)        amount
                                                                  --------------    -------------    --------------
       1999
       ----

       Basic earnings per common share -
         Income available to common shareholders                  $   12,106,765       19,603,896             $ .62
                                                                                                              =====
       Effect of assumed exercise of stock options                             -          631,625
                                                                  --------------     ------------

       Diluted earnings per common share                          $   12,106,765       20,235,521             $ .60
                                                                  ==============       ==========             =====

       1998
       ----

       Basic earnings per common share -
         Income available to common shareholders                  $   11,434,546       19,431,440             $ .59
                                                                                                              =====
       Effect of assumed exercise of stock options                             -          890,420
                                                                  --------------     ------------

       Diluted earnings per common share                          $   11,434,546       20,321,860             $ .56
                                                                  ==============       ==========             =====

       1997
       ----

       Basic earnings per common share -
         Income available to common shareholders                  $    9,303,363       19,255,191             $ .48
                                                                                                              =====
       Effect of assumed exercise of stock options                             -          863,546
                                                                  --------------     ------------

       Diluted earnings per common share                          $    9,303,363       20,118,737             $ .46
                                                                  ==============       ==========             =====


                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



16.    Employee benefit plan
       ---------------------

       Bancorp has an employee savings plan and profit sharing plan (the Plan) which covers all full-time employees over age 21 with one year of service. The Plan allows employees to contribute between 2% to 15% of their salary on a tax-deferred basis. Bancorp's matching contributions are determined annually by the Board of Directors, up to 6% of individual employee salaries. In addition to the matching contributions, Bancorp may also make discretionary contributions to the Plan. Bancorp's contributions charged to operations related to the Plan totaled approximately  $400,000  for 1999  ($400,000  for 1998 and  $350,000  for
       1997).

17.    Regulatory matters
       ------------------

       Bancorp and the Bank are subject to the regulations of certain federal and state agencies, and receive periodic examinations by those regulatory authorities. In addition, Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on Bancorp's or the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Bancorp's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (all as defined in the regulation). Management believes, as of December 31, 1999, that Bancorp and the Bank meet all capital adequacy requirements to which they are subject.

       As of December 31, 1999, Bancorp and the Bank were adequately capitalized under the regulatory framework. To be categorized as adequately capitalized, Bancorp and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events that management believes would change Bancorp's or the Bank's regulatory capital categorization.

                                         CENTENNIAL BANCORP AND SUBSIDIARIES
                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              December 31, 1999



17.    Regulatory matters (continued)
       -----------------------------

       Bancorp's actual and required capital amounts and ratios are presented in the table below:

                                                                Regulatory minimum to be   Regulatory minimum to be
                                               Actual           "adequately capitalized"     "well capitalized"
                                      ------------------------  ------------------------   -----------------------
                                        Amount        Ratio        Amount        Ratio       Amount        Ratio
                                      -----------  -----------  -----------  -----------  -----------   ----------
       December 31, 1999:

       Total capital
         (to risk-weighted assets)    $73,308,000      9.9%     $59,239,000       8.0%    $74,048,000      10.0%
       Tier 1 capital
         (to risk-weighted assets)     67,143,000      9.0       29,619,000       4.0      44,429,000       6.0
       Tier 1 capital
         (to average assets)           67,143,000      9.7       27,688,000       4.0      34,610,000       5.0

       December 31, 1998:

       Total capital
         (to risk-weighted assets)     66,127,000     12.0       44,085,000       8.0      55,106,000      10.0
       Tier 1 capital
         (to risk-weighted assets)     61,676,000     11.2       22,042,000       4.0      33,064,000       6.0
       Tier 1 capital
         (to average assets)           61,676,000     10.9       22,633,000       4.0      28,292,000       5.0

       The Bank's actual and required capital amounts and ratios are presented in the table below:

                                                                Regulatory minimum to be   Regulatory minimum to be
                                               Actual           "adequately capitalized"      "well capitalized"
                                      ------------------------  ------------------------   -------------------------
                                        Amount        Ratio        Amount        Ratio       Amount        Ratio
                                      -----------  -----------  -----------  -----------   -----------   -----------
       December 31, 1999:

       Total capital
         (to risk-weighted assets)    $65,969,000      9.0%     $58,969,000       8.0%    $73,712,000      10.0%
       Tier 1 capital
         (to risk-weighted assets)     59,804,000      8.1       29,485,000       4.0      44,227,000       6.0
       Tier 1 capital
         (to average assets)           59,804,000      8.7       27,613,000       4.0      34,516,000       5.0

       December 31, 1998:

       Total capital
         (to risk-weighted assets)     59,658,000     10.9       43,843,000       8.0      54,804,000      10.0
       Tier 1 capital
         (to risk-weighted assets)     55,207,000     10.1       21,922,000       4.0      32,882,000       6.0
       Tier 1 capital
         (to average assets)           55,207,000      9.8       22,524,000       4.0      28,155,000       5.0

                                         CENTENNIAL BANCORP AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 December 31, 1999



18.    Parent company financial information
       ------------------------------------

       Condensed financial information for Centennial Bancorp (Parent Company only) is presented as follows:

                                     CONDENSED BALANCE SHEETS (Unconsolidated)

                                                                                             December 31,
                                                                                        1999              1998
                                                                                    -------------    --------------
       Assets:
         Cash and cash equivalents, deposited with the Bank                         $   1,972,516    $    3,264,923
         Equipment, net                                                                    69,209            84,911
         Deferred tax asset                                                             1,357,495           484,246
         Investment in subsidiaries at cost plus equity in earnings                    69,883,713        59,394,795
         Other assets                                                                   2,411,998         1,798,918
                                                                                    -------------    --------------
              Total assets                                                          $  75,694,931    $   65,027,793
                                                                                    =============    ==============
       Liabilities and shareholders' equity:
         Accrued liabilities                                                        $   1,366,170    $    1,310,652
         Shareholders' equity                                                          74,328,761        63,717,141
                                                                                    -------------    --------------

              Total liabilities and shareholders' equity                            $  75,694,931    $   65,027,793
                                                                                    =============    ==============

                                     CONDENSED STATEMENTS OF INCOME (Unconsolidated)


                                                                              Years ended December 31,
                                                                  -------------------------------------------------
                                                                       1999             1998              1997
                                                                  --------------    -------------    --------------
         Income:
         Interest income from subsidiaries                        $      103,815    $     135,862    $      149,995
         Other income                                                          -           24,725             8,007
                                                                  --------------    -------------    --------------
               Total income                                              103,815          160,587           158,002
       Expense:
         Salaries and employee benefits                                  702,931          704,256           567,313
         Other                                                           343,936          317,866           366,259
                                                                  --------------    -------------    --------------
              Total expenses                                           1,046,867        1,022,122           933,572
       Loss before income tax benefit and equity in
         undistributed earnings of subsidiaries                         (943,052)        (861,535)         (775,570)
       Income tax benefit                                                366,030          237,601           157,399
                                                                  --------------    -------------    --------------
       Loss before equity in undistributed earnings
         of subsidiaries                                                (577,022)        (623,934)         (618,171)
       Equity in undistributed net earnings of subsidiaries           12,683,787       12,058,480         9,921,534
                                                                  --------------    -------------    --------------

           Net income                                             $   12,106,765    $  11,434,546    $    9,303,363
                                                                  ==============    =============    ==============

                      CENTENNIAL BANCORP AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999



18.    Parent company financial information
       ------------------------------------

                                     CONDENSED STATEMENTS OF CASH FLOWS (Unconsolidated)

                                                                              Years ended December 31,
                                                                  -------------------------------------------------
                                                                       1999             1998              1997
                                                                  --------------    -------------    --------------
       Cash flows from operating activities:
         Net income                                               $   12,106,765    $  11,434,546    $    9,303,363
       Adjustments to reconcile net income to net cash
         used by operating activities:
           Depreciation and amortization                                 101,490          100,238            98,570
           Undistributed earnings of subsidiaries                    (12,683,787)     (12,058,480)       (9,921,534)
           Deferred tax benefit                                         (873,249)         (43,442)          (18,623)
           Changes in assets and liabilities:
              Other assets                                              (382,763)        (831,450)          710,290
              Accrued liabilities                                         55,518          315,389          (261,295)
                                                                  --------------    -------------    --------------
                  Net cash used by operating activities               (1,676,026)      (1,083,199)          (89,229)
       Cash flows used by investing activities -
         purchases of equipment                                                -          (18,789)           (7,999)
       Cash flows from financing activities -
         proceeds from exercise of stock options                         383,619          267,381           400,944
                                                                  --------------    -------------    --------------
       Net increase (decrease) in cash and cash equivalents           (1,292,407)        (834,607)          303,716
       Cash and cash equivalents at beginning of year                  3,264,923        4,099,530         3,795,814
                                                                  --------------    -------------    --------------
       Cash and cash equivalents at end of year                   $    1,972,516    $   3,264,923    $    4,099,530
                                                                  ==============    =============    ==============


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH BANCORP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES AT DECEMBER 31, 1999 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999 WHICH ARE INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.

     THIS DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. STATEMENTS THAT EXPRESSLY OR IMPLICITLY PREDICT FUTURE RESULTS, PERFORMANCE OR EVENTS ARE FORWARD-LOOKING. IN ADDITION, THE WORDS "ANTICIPATE," "BELIEVE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING: (1) POTENTIAL DELAYS OR OTHER PROBLEMS IN IMPLEMENTING BANCORP'S GROWTH AND EXPANSION STRATEGY; (2) THE ABILITY TO ATTRACT NEW DEPOSITS AND LOANS; (3) INTEREST RATE FLUCTUATIONS; (4) COMPETITIVE FACTORS AND PRICING PRESSURES; (5) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY THAT COULD RESULT IN INCREASED LOAN LOSSES; (6) CHANGES IN LEGAL AND REGULATORY REQUIREMENTS; AND (7) CHANGES IN TECHNOLOGY, AS WELL AS OTHER FACTORS DESCRIBED IN THIS AND OTHER BANCORP REPORTS AND STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON BANCORP'S FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. BANCORP DOES NOT INTEND TO UPDATE ITS FORWARD-LOOKING STATEMENTS.


HIGHLIGHTS

     Centennial Bancorp reported net income of $12.1 million, or $.62 per share, for the year ended December 31, 1999. This represented a 5.9% increase in net income, as compared to $11.4 million, or $.59 per share, in 1998. Net income in 1998 represented a 22.9% increase from 1997 net income of $9.3 million, or $.48 per share. The return on average assets was 1.91% in 1999 compared to 2.18% in 1998 and 2.12% in 1997. The increased earnings for 1999 and 1998 primarily reflect increased net interest income due to the expansion of Bancorp's interest-earning assets each year.

     At December 31, 1999, total assets increased $154.7 million to $726.7 million. This increase represented a 27.0% increase over total assets at December 31, 1998. Earning assets at December 31, 1999 represented 90.6% of total assets, which was an increase from December 31, 1998 when earning assets were 90.0% of total assets.

     1999 was a year of significant change and continued growth for Bancorp. A new corporate headquarters office was established in downtown Portland to provide a more central location and better support for Bancorp's growth and expansion northward along the I-5 corridor. During the first quarter, Centennial Bank (the "Bank") completed a major reorganization along functional (rather than geographical) lines, also to facilitate continuing growth and expansion. During the year, the Bank added five new full-service branches. In January 1999, the Oakway Center office opened as the Bank's fourth full-service branch in the Eugene area. The Hazel Dell office in Vancouver, Washington, acquired from Northwest National Bank, opened on May 3, 1999 as the Bank's first branch in the State of Washington. The new downtown Portland and downtown Salem offices opened in July with the Salem office operating out of a temporary facility while a new building is being constructed. Finally, the Clackamas office opened in November to serve the southeast Portland area. Another full-service branch in Vancouver, the Mill Plain office, opened in February 2000.

     As part of the Bank's reorganization, during January 1999, the Bank created two commercial banking centers, one in downtown Eugene and the other in southwest Portland. A third center in downtown Portland opened during July. Bancorp has also announced plans to open commercial banking centers in Clackamas and Vancouver.

     In January 1999, Centennial Mortgage Co. ("Mortgage Co.") opened a second Eugene office in the Oakway Center next to the new Bank branch and in November moved its Sunnyside office to the new Bank branch location in Clackamas. Bancorp has also announced plans to open a Mortgage Co. office in downtown Salem to be located in the new Bank branch building upon its completion, currently anticipated early in the second quarter of 2000.


NET INTEREST INCOME

     For most financial institutions, including Bancorp, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on deposits and borrowings. Changes in net interest income result from changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to net interest income divided by interest-earning assets and is influenced by the amount and relative mix of interest-earning assets and interest-bearing liabilities. During 1999, 1998 and 1997, Bancorp's average interest-earning assets were $578 million, $483 million and $399 million, respectively. During these same years, Bancorp's net interest margin was 7.15%, 7.22% and 6.92%, respectively.



     AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID

     The following  table sets forth for 1999, 1998 and 1997 information with regard to average  balances of assets and liabilities, as well  a  total  dollar amounts  of  interest income  from  interest-earning  assets  and  interest  expense  on  interest-bearing liabilities,  resultant  average yields or rates, net interest income,  net  interest  spread,  net  interest  margin  and the ratio of average interest-earning assets to average interest-bearing liabilities for Bancorp.

Year ended December 31,                             1999                              1998                          1997
                                       ------------------------------  ------------------------------  ----------------------------
                                                  Interest    Average              Interest   Average              Interest  Average
                                         Average income or   yield or     Average income or  yield or     Average income or yield or
                                       balance(1)  expense      rates   balance(1)  expense     rates   balance(1)  expense   rates
                                       ---------- ---------  --------  ---------- ---------  --------  ---------- ---------  -------
                                                                 (Dollars in thousands)
ASSETS:
Interest-bearing deposits with banks    $    104   $    8     7.69%    $     264   $    14    5.30%    $   6,924    $    376   5.43%
Investment securities - taxable           41,954    2,612     6.23        48,554     3,096    6.38        41,933       2,791   6.66
Investment securities - non-taxable(2)    28,155    2,172     7.71        33,508     2,574    7.68        39,097       3,083   7.89
Federal funds sold                         5,937      280     4.72        13,253       691    5.21        10,925         573   5.24
Loans and loans held for sale(3)         502,272   54,134    10.78       387,914    44,348   11.43       299,976      34,329  11.44
                                        --------  -------              ---------   -------               -------      ------
      Total interest-earning
           assets/interest income (2)    578,422   59,206    10.24       483,493    50,723   10.49       398,855      41,152  10.32
Allowance for loan losses                 (5,399)                         (3,882)                         (3,123)
Cash and due from banks                   31,440                          28,351                          27,552
Premises and equipment, net               13,993                          11,407                           9,790
Other assets                              16,547                           5,848                           6,112
                                        --------                        --------                        --------
      Total assets                      $635,003                        $525,217                        $439,186
                                        ========                        ========                        ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Savings and interest-bearing demand
 deposits                               $260,240    7,865     3.02      $211,896     6,889    3.25      $166,800       5,156   3.09
Time deposits                            167,702    8,597     5.13       145,387     8,185    5.63       129,756       7,299   5.63
Short-term borrowings                     26,356    1,405     5.33        10,016       489    4.88         9,688         539   5.56
Long-term debt                                                             5,945       273    4.59        10,000         572   5.72
                                        --------  -------              ----------   ------              --------     -------
      Total interest-bearing
           liabilities/interest expense  454,298   17,867     3.93       373,244    15,836    4.24       316,244      13,566   4.29
Demand deposits                          106,317                          90,166                          75,005
Other liabilities                          4,948                           5,095                           2,001
                                        --------                        --------                        --------
      Total liabilities                  565,563                         468,505                         393,250
Shareholders' equity                      69,440                          56,712                          45,936
                                        --------                        --------                        --------
      Total liabilities and
           shareholders' equity         $635,003                        $525,217                        $439,186
                                        ========                        ========                        ========
Net interest income(2)                            $41,339                          $34,887                           $27,586
                                                  =======                          =======                           =======
Net interest spread(2)                                        6.31%                           6.25%                            6.03%
                                                              =====                           =====                            =====
Net interest margin(2)                                        7.15%                           7.22%                            6.92%
Net interest income to average
 shareholders' equity (2)                           59.53%                           61.52%                            60.05%
Average interest-earning assets to
      average interest-bearing
      liabilities                            127%                            130%                            126%


------------------------------
(1)   Average balances are based on daily averages.
(2) Average  yield on  non-taxable  securities, interest income, net interest income, net interest spread, net interest  margin  and net interest  income to average  shareholders' equity have been computed on a 34% tax-equivalent  basis.
(3) Nonaccrual  loans have been included in the computation of  average  loans and loans held for sale. Loan fees recognized  during the period and included in the yield calculation totaled $7,282,948 in 1999,  $6,855,866 in 1998 and $4,769,700 in 1997.



     ANALYSIS OF CHANGES IN INTEREST RATE DIFFERENTIAL

     The following table shows the dollar amount, on a tax-equivalent  basis, of the increase  (decrease) in the Company's  interest income and interest  expense for the years ended December 31, and  attributes  such dollar amounts to changes in volume  and changes in interest  rates.  Changes  attributable to the combined effect of volume  and  interest rate changes have been allocated  equally between interest rate and volume.

                                                                      1999 vs. 1998                        1998 vs. 1997
                                                                        Change in                              Change in
                                                                 net interest income due to             net interest income due to
                                                              --------------------------------      --------------------------------

                                                               Volume        Rate       Total        Volume       Rate       Total
                                                              --------     -------     -------      --------     ------     -------
                                                                             (In thousands)
Interest income:
         Balances due from banks                               $  (10)    $    4        $  (6)       $ (357)    $   (5)     $  (362)
         Investment securities - taxable                         (416)       (68)        (484)          431       (126)         305
         Investment securities - non-taxable                     (412)        10         (402)         (435)       (74)        (509)
         Federal funds sold                                      (363)       (48)        (411)          122         (4)         118
         Loans and loans held for sale                         12,700     (2,914)       9,786        10,059        (40)      10,019
                                                               ------     ------        -----       -------      ------     -------

               Total interest income                           11,499     (3,016)       8,483         9,820       (249)       9,571


Interest expense:
         Deposits:
               Savings and interest-bearing demand              1,516       (540)         976         1,430        303        1,733

               Time                                             1,200       (788)         412           880          5          885
         Short-term borrowings                                    834         82          916            17        (67)         (50)
         Long-term debt                                          (273)                   (273)         (209)       (90)        (299)
                                                               ------     ------        -----         -----     ------       ------
               Total interest expense                           3,277     (1,246)       2,031         2,118        151        2,269
                                                               ------     ------        -----         -----     ------       ------


Net interest income                                            $8,222    $(1,770)      $6,452        $7,702     $ (400)      $7,302
                                                               ======    =======       ======        ======     =======      ======


RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     NET INTEREST INCOME

     As a result of volume increases and improved interest spread, Bancorp's net interest income increased to $41.5 million, on a tax-equivalent basis, in 1999 as compared to $34.9 million in 1998 and $27.6 million in 1997. During 1999, average interest-earning assets increased to $578 million as compared to average interest-earning assets of $483 million in 1998 and $399 million in 1997. At the same time, average interest-bearing liabilities increased to $454 million in 1999 from $373 million in 1998 and $316 million in 1997.

     The average yield earned on interest-earning assets decreased by .25% (25 basis points) in 1999 and increased by .17% in 1998, while the average rate paid on interest-bearing liabilities decreased by .31% in 1999 and .05% in 1998. Although net interest spread for 1999 increased to 6.31% from 6.25% in 1998, lower loan yields caused a modest decrease in 1999 net interest margin to 7.15% from 7.22% in 1998. Primarily due to higher loan volumes, net interest spread for 1998 increased to 6.25% from 6.03% in 1997, and net interest margin for 1998 increased to 7.22% from 6.92% in 1997.

     During 1999 and 1998, Bancorp primarily supported its strong loan growth with increased deposits, which mainly resulted from continuing business expansion. Borrowing was also a major source of funding during 1999. Decreased cash balances, partial investment portfolio liquidation, and operating cash flow were substantial funding sources both years. Purchases of premises and equipment required a significant use of cash in both 1999 and 1998.

     Bancorp experienced rising interest rates during 1999 as compared to declining rates in 1998 and relative rate stability in 1997. Bancorp's current rate-sensitive asset and liability portfolio mix has an interest-rate profile that should enhance earnings in a rising rate environment but would be a detriment to earnings if interest rates fall. See "Quantitative and Qualitative Disclosures about Market Risk" below.

     The  Mortgage  Co.  has  a  residential   mortgage   construction   lending
department, which develops relationships with home builders in the Eugene/Springfield and Portland-area markets and produces additional permanent loan activity as the houses under construction are sold. Recognizing the risks associated with construction lending, management has established a detailed approval process for builder lines of credit and has implemented a continuing review of construction in progress to monitor construction loan activity. Interest rate increases could adversely affect the demand for construction loans and the repayment of those loans from the sale of completed properties. Rate increases could also adversely impact the Mortgage Co.'s permanent mortgage lending activity.

     PROVISION FOR LOAN LOSSES

     Management's policy is to maintain an adequate allowance for loan losses. In 1999, Bancorp charged a $2,300,000 loan loss provision to income, as compared to $1,500,000 in 1998 and $1,250,000 in 1997. The larger loan loss provisions in 1999 and 1998 primarily reflect the larger amounts of loans outstanding each year. In

1999, loan charge-offs, net of recoveries, were $586,000, as compared to loan charge-offs, net of recoveries, of $398,000 in 1998 and $501,000 in 1997.

     Bancorp's allowance for loan losses was $6.2 million at December 31, 1999, as compared to $4.5 million and $3.3 million at December 31, 1998 and December 31, 1997, respectively. The ratio of the allowance for loan losses to total nonperforming loans was 195%, 89% and 263% at December 31, 1999, 1998 and 1997, respectively. The significant decrease in the allowance ratio at December 31, 1998 was primarily due to one borrower whose loans were substantially liquidated during 1999.

     Management attributes the relatively low levels of loans charged off, net of recoveries, during 1999, 1998 and 1997 to favorable economic conditions and effective credit risk management policies, procedures and practices. Management continues its efforts to collect amounts previously charged off.

     NONINTEREST INCOME

     Noninterest income decreased $657,000 to $3.5 million in 1999 as compared to 1998, and increased $1.0 million to $4.2 million in 1998 as compared to 1997. The decrease in 1999 was due to lower gains recognized on sales of loans and securities. The 1998 increase was primarily attributable to increased gains on loan and securities sales, which were partially offset by the decrease in other noninterest income that returned to more normal levels after spiking in 1997 due to the receipt of a $650,000 litigation settlement.

     Gains on sales of loans decreased $757,000 in 1999 as compared to 1998, and increased $844,000 in 1998 as compared to 1997. The 1999 decrease was due to a decrease in the volume of residential mortgage loans originated through the Mortgage Co. that are subsequently sold to third-party investors without retention of servicing rights. The decrease in the volume of loans was primarily the result of increasing interest rates in 1999. Gains on loan sales increased during 1998 due to increasing mortgage loan volumes in a favorable interest-rate environment. The fee income and sale gains from the origination and refinance of mortgage loans sold to third-party investors is interest-rate sensitive and can vary significantly. Therefore, there can be no assurance that such income will contribute to Bancorp's future earnings.

     Bancorp recognized decreased gains on sales of securities of $301,000 during 1999 as compared to 1998 and increased gains on sales of $432,000 during 1998 as compared to 1997. Although the volume of securities sold in 1999 was substantially higher than in 1998, 1999 gains on sales were limited by unfavorable interest rate trends. Decreasing market rates during 1998 resulted in increased gains from sales of securities that year.

     NONINTEREST EXPENSE

     Noninterest expense increased $3.5 million to $22.8 million in 1999 as compared to 1998, and increased $4.5 million to $19.3 million in 1998 as compared to 1997. The increases both years were primarily attributable to increased staffing and facilities expenses. Increased spending on advertising was also a significant factor in 1998.

     Salaries and employee benefits expenses increased $1.5 million to $14.3 million in 1999 as compared to 1998, and increased $3.2 million to $12.8 million in 1998 as compared to 1997. These increases were primarily the result of staff additions to accommodate Bancorp's expanding operations.

     Premises and equipment expense increased $672,000 to $3.3 million in 1999 as compared to 1998, and increased $594,000 to $2.6 million in 1998 as compared to 1997. The increases in 1999 and 1998 were primarily due to the increasing number of Bank and Mortgage Co. offices each year.

     Advertising expenses increased $29,000 to $830,000 in 1999 as compared to 1998 and $312,000 to $801,000 in 1998 as compared to 1997. During 1999, Bancorp maintained 1998 spending levels, which had increased substantially from 1997 levels as Bancorp adopted a more formal advertising strategy with emphasis on developing name recognition in the markets served.

     Although data processing expenses increased $413,000 to $665,000 in 1999 as compared to 1998, the majority of the increase resulted from the costs of outsourcing the Bank's item processing. These costs were more than offset by internal staffing and equipment expense savings.

     Other noninterest expense increases in 1999 and 1998 were primarily the result of business expansion.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is the risk of loss to future earnings ("earnings") and current shareholders' equity ("equity"), which may result from changes in market prices and rates. Bancorp's primary market risk exposure is the interest rate risk associated with its investing, lending, deposit and borrowing activities. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not materially affect or are not part of Bancorp's normal business activities. Interest rate risk is the risk that changes in interest rates will adversely affect earnings and equity. The risk of loss to earnings in a given period develops when the degree and timing of rate changes varies among rate-sensitive assets and liabilities. The risk of loss to equity develops when rate changes affect the current fair value of rate-sensitive assets and liabilities by differing amounts.

      Management actively monitors and manages Bancorp's interest rate risk with the overall objective of achieving satisfactory and consistent profitability while maintaining interest rate sensitivity within formal policy guidelines established by the Board of Directors. The Asset and Liability Committee of the Board of Directors reviews interest-sensitivity reports and related matters quarterly or more often if needed. All significant interest rate risk issues including policy exceptions are presented to the Board of Directors for review.

      Bancorp's interest rate risk is currently measured using a computer-based system developed and implemented during 1999. Bancorp uses an income simulation model to measure earnings sensitivity by applying +/-1% and +/-2% rate changes (annualized) to six-month earnings projections. Like all income simulation models, Bancorp's model is very assumption dependent. The earnings projections involve numerous assumptions including, but not limited to, those concerning future portfolio growth and mix, interest rates, market and economic trends, and customer behavior. The application of rate changes also involves many assumptions about the basic components of interest rate risk. Fair value sensitivity is measured using the computer model in conjunction with investment portfolio reports which include the relevant information about investment security fair values and interest rate sensitivity. The computer model determines the fair value of selected loans and deposits by calculating the present value of future cash flows using discount rates that are reflective of current market rates. +/-1% and +/-2% instantaneous interest rate "shocks" are then applied to determine sensitivity. The fair valuation process is also very dependent on numerous assumptions. Although Management believes all assumptions and estimates used are reasonable, actual results may vary substantially.

      The following table summarizes Bancorp's six-month earnings sensitivity as of December 31, 1999:

         INTEREST RATE CHANGE                 CHANGE IN NET INCOME
                  -2%                               $-513,000
                  -1%                                -261,000
                  +1%                                +194,000
                  +2%                                +390,000

      Comparable information for 1998 was not available since Bancorp was not using the current measurement system at that time. Bancorp's annual earnings sensitivity as of December 31, 1998 using different methodology was as follows:

        INTEREST RATE CHANGE                  CHANGE IN NET INCOME
                 -1%                                $-179,000
                 -2%                                 -659,000

      Bancorp's fair value sensitivity as of December 31, 1999 was as follows:

       INTEREST RATE CHANGE                   CHANGE IN FAIR VALUES
                -2%                               $+15,305,000
                -1%                                 +7,341,000
                +1%                                 -7,603,000
                +2%                                -14,486,000

      Because of uncertainties about customer behavior, refinance activity, absolute and relative loan and deposit pricing levels, competitor pricing and market behavior, product volumes and mix, and other unexpected changes in economic events affecting movements and volatility in market rates, there can be no assurance that simulation and fair valuation results are reliable indicators of interest rate risk under such conditions.


PROVISION FOR INCOME TAXES

      Bancorp's provision for income taxes was $6.9 million in 1999, $5.9 million in 1998 and $4.3 million in 1997. Bancorp's effective tax rates for financial reporting were 36.4% in 1999, 34.1% in 1998 and 31.8% in 1997. The effective tax rate varies from federal statutory rates primarily because of nontaxable interest income and state income taxes. See Note 11 to the Consolidated Financial Statements.


LIQUIDITY AND SOURCES OF FUNDS

      Bancorp's primary sources of funds are customer deposits, short-term borrowings, loan repayments, net income and sales of loans. Although sales of investment securities were a significant funding source in 1999 and 1998, the investment portfolio is currently a less effective source of immediate liquidity due to unrealized losses resulting from recent increases in interest rates. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not. The Bank's deposits increased to $573 million at December 31, 1999 from $484 million at December 31, 1998 and $419 million at December 31, 1997, primarily because of ongoing business expansion and development programs.

      Net loans and loans held for sale increased to $594 million at December 31, 1999 from $428 million at December 31, 1998 and $337 million at December 31, 1997. These increases were primarily due to the Bank's expansion and business development activities, and the Mortgage Co.'s real estate construction lending activities.

      The Bank maintains, on an unsecured basis, federal funds lines with correspondent banks as a backup source of temporary liquidity. At December 31, 1999, the Bank had federal funds lines totaling $30 million ($33 million at December 31, 1998) with $19.6 million outstanding ($1 million outstanding at December 31, 1998).

      The Bank also maintains a cash management credit facility with the Federal Home Loan Bank of Seattle ("FHLB"). The credit facility is based on the Bank's holdings of specified housing finance related assets, and is limited to 10% of the Bank's total assets, measured on a quarterly basis. At December 31, 1999, the Bank had a $51.7 million credit facility with the FHLB ($26.1 million at December 31, 1998) with $46.7 million outstanding at December 31, 1999 and $3.5 million outstanding at December 31, 1998. The increase in the Bank's credit facility at December 31, 1999 from the level at December 31, 1998 was due to the Bank's increase in specified housing finance related assets during 1999. The credit facility is secured by the FHLB stock owned by the Bank and by all its other assets.

      Management anticipates that Bancorp will continue to rely on the primary liquidity sources previously discussed. Although deposit balances have shown historical growth, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. Borrowings may be used on a short-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a longer-term basis to support expanded lending activities and to match the maturity or repricing intervals of assets. Federal funds purchased and FHLB advances will probably continue as Bancorp's main sources of borrowed funds, and Bancorp is actively seeking to expand these liquidity sources. Bancorp is also actively seeking to diversify its sources of funding overall.

CAPITAL RESOURCES

      Total shareholders' equity increased to $74.3 million at December 31, 1999 from $63.7 million and $51.8 million at December 31, 1998 and 1997, respectively. Total shareholders' equity was increased during 1999 not only by net income, but also by the effects of stock options exercised ($700,000). Bancorp shareholders' equity (Tier 1 capital) was 9.7% of average assets in 1999 as compared to 10.9% in 1998. The Bank's shareholder equity (Tier 1 capital) was 8.7% of average assets in 1999 as compared to 9.8% in 1998.


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


EFFECTS OF YEAR 2000

      Some computers and computer software programs are unable to accurately recognize, for years after 1999, dates which are often expressed as a two digit number. This inability to recognize date information accurately could potentially affect computer operations and calculations, or could cause computer systems to not operate at all.

      Bancorp is heavily reliant on computers for accounting for customer records and transactions, as well as operating performance. Prior to December 31, 1999, Bancorp initiated and completed a comprehensive Year 2000 audit program, primarily directed by a task force organized by management in early 1997. Bancorp also prepared contingency plans to minimize disruptions to its operations due to Year 2000 issues. Among other criteria, Bancorp's Year 2000 programs were designed to comply with guidance provided by federal banking regulators to financial institutions with respect to becoming Year 2000 compliant.

      To date, Bancorp has not, nor to management's knowledge has any third party vendor or service provider on which Bancorp relies, experienced any material problems related to the Year 2000. However, Bancorp cannot determine if it will be subject to Year 2000 compliance problems in the future, or if Year 2000 problems have arisen that management has failed to detect.

      Bancorp will continue to monitor its business applications and maintain contact with significant third parties to resolve any Year 2000 problems that may arise in the future. Management believes that its efforts to achieve Year 2000 compliance and the impact of the Year 2000 problem will not have a material effect on Bancorp's operations.


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


CHANGE OF ACCOUNTANTS

      Effective October 30, 1998, Bancorp dismissed its prior independent accountant, PricewaterhouseCoopers ("PwC"). The decision to change accountants was approved by Bancorp's Board of Directors.

      PwC's reports on Bancorp's financial statements for the 1997 and 1996 fiscal years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

      During the audits for 1997 and 1996 and through the subsequent interim period to the date of the change of accountants, there were no disagreements between Bancorp and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

      Bancorp requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agreed with the above statements. A copy of such letter was filed as Exhibit 16 to Form 8-K filed November 5, 1998.

      Effective October 30, 1998, Bancorp engaged Symonds, Evans & Larson, P.C. as its principal independent accountant. During 1997 and 1996 and the subsequent interim period to the date of the change of accountants, Bancorp did not consult Symonds, Evans & Larson, P.C. regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of the SEC's Regulation S-K.

MARKET FOR COMMON STOCK

      Bancorp's Common Stock is quoted on the Nasdaq National Market under the symbol "CEBC."

      The following table sets forth the high and low bid prices for the Common Stock on the Nasdaq National Market for the last two years:

                                                  High                 Low
                                                  ----                 ---

      Year ended December 31, 1999:
           First quarter                         $15.15               $10.82
           Second quarter                         12.39                 8.87
           Third quarter                          12.88                 9.89
           Fourth quarter                         10.80                 8.86

      Year ended December 31, 1998:
           First quarter                         $14.38               $10.59
           Second quarter                         14.52                10.96
           Third quarter                          13.49                 9.65
           Fourth quarter                         14.95                10.82

      At February 29, 2000, Bancorp had 19,649,231 shares of Common Stock outstanding held by 1,246 shareholders of record.

      Bancorp has never declared or paid cash dividends to shareholders and has no intention to do so in the foreseeable future.



QUARTERLY FINANCIAL DATA
(In thousands, except per-share amounts)

                                     First             Second              Third              Fourth
    1999                            Quarter            Quarter            Quarter             Quarter             Total
---------------                     -------            -------            -------             -------            ------
Interest income                     $12,894            $13,939            $15,274             $16,361            $58,468
Interest expense                      3,833              4,237              4,670               5,128             17,868
                                    -------            -------            -------             -------            -------
Net interest income                   9,061              9,702             10,604              11,233             40,600

Loan loss provision                     500                600                600                 600              2,300
Net gains on sales of
    securities                          166                133                  -                   -                299
Income before income taxes            4,595              4,744              4,981               4,706             19,026
Net income                            2,960              3,045              3,102               3,000             12,107
Earnings per share:
    Basic                           $   .16            $   .15             $  .15             $   .16            $   .62
    Diluted                         $   .15            $   .15             $  .15             $   .15            $   .60

     1998
---------------
Interest income                     $11,339            $12,232            $13,033             $13,244            $49,848
Interest expense                      3,587              3,840              4,258               4,151             15,836
                                    -------            -------            -------             -------            -------
Net interest income                   7,752              8,392              8,775               9,093             34,012

Loan loss provision                     300                300                600                 300              1,500
Net gains on sales of
    securities                          145                262                193                   -                600
Income before income taxes            3,780              4,167              4,530               4,870             17,347
Net income                            2,551              2,813              3,033               3,038             11,435
Earnings per share:
     Basic                          $   .13            $   .14            $   .16             $   .16            $   .59
     Diluted                        $   .12            $   .13            $   .15             $   .16            $   .56




                            SELECTED FINANCIAL DATA

The following table sets forth selected financial data of Bancorp (in thousands of dollars, except per-share amounts). All share and per-share information has been restated to give retroactive effect to a stock split declared in January 2000, and for various stock splits and stock dividends declared in prior years. Bancorp has never declared or paid cash dividends to shareholders.


                                                 1999             1998              1997             1996             1995
                                              --------         --------          --------         --------         -------

Interest income                               $ 58,468         $ 49,849          $ 40,104         $ 32,058         $ 25,274
Interest expense                                17,867           15,837            13,566           11,368            9,004
                                              --------         --------          --------         --------         --------
Net interest income                             40,600           34,012            26,538           20,690           16,270
Loan loss provision                              2,300            1,500             1,250              735              350
Net income                                      12,107           11,435             9,303            6,514            4,551
Total assets                                   726,738          572,050           492,573          407,186          317,464
Total deposits                                 573,041          483,866           419,282          339,955          267,880
Short-term borrowings                           74,554           20,600             7,716           12,316           11,419
Long-term debt                                      --               --            10,000           10,000            9,200
Shareholders' equity                            74,329           63,717            51,810           41,346           26,390

Earnings per common share:
     Basic                                     $   .62         $    .59          $    .48          $   .39         $    .29
     Diluted                                       .60              .56               .46              .35              .23
