Form 10-K, Exhibit 13
period 2000-12-31
CENTENNIAL BANCORP
filed 2001-03-29
CIK 702430

REPORT OF SYMONDS, EVANS & COMPANY, P.C.,
                              INDEPENDENT AUDITORS


To the Board of Directors and
Shareholders of Centennial Bancorp


We have audited the accompanying consolidated balance sheets of Centennial Bancorp and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centennial Bancorp and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ Symonds, Evans & Company, P.C.


Portland, Oregon
January 19, 2001,
except for Note 14, as to
which the date is January 24, 2001


                                         CENTENNIAL BANCORP AND SUBSIDIARIES

                                              CONSOLIDATED BALANCE SHEETS

                                               December 31, 2000 and 1999


                                 ASSETS                                           2000                  1999
                                 ------                                    ------------------    ------------------
Cash and cash equivalents:
   Cash and due from banks                                                 $       39,498,282    $       29,934,856
   Federal funds sold                                                               3,465,000                     -
                                                                           ------------------    ------------------

       Total cash and cash equivalents                                             42,963,282            29,934,856

Investment securities available for sale                                           60,362,569            59,358,757
Loans, net                                                                        693,729,855           587,507,784
Mortgage loans held for sale                                                       10,890,003             6,155,343
Federal Home Loan Bank stock                                                        5,832,800             5,468,800
Premises and equipment, net                                                        15,367,393            15,911,497
Accrued interest and other assets                                                  23,829,060            22,400,675
                                                                           ------------------    ------------------

       Total assets                                                        $      852,974,962    $      726,737,712
                                                                           ==================    ==================

               LIABILITIES AND SHAREHOLDERS' EQUITY
               ------------------------------------

Liabilities:
   Deposits:
     Demand                                                                $      130,898,788    $      106,113,028
     Interest-bearing demand                                                      244,647,939           246,690,606
     Savings                                                                       53,878,931            33,320,788
     Time                                                                         267,068,684           186,917,061
                                                                           ------------------    ------------------

       Total deposits                                                             696,494,342           573,041,483

   Short-term borrowings                                                           59,634,083            74,553,967
   Accrued interest and other liabilities                                           6,663,542             4,813,501
                                                                           ------------------    ------------------

       Total liabilities                                                          762,791,967           652,408,951

Shareholders' equity:
   Preferred stock                                                                          -                     -
   Common stock, 22,894,723 and 22,691,004 shares
     issued and outstanding at December 31, 2000
     and 1999, respectively                                                        30,535,794            30,390,824
   Retained earnings                                                               59,826,586            45,624,007
   Accumulated other comprehensive loss                                              (179,385)           (1,686,070)
                                                                           ------------------    ------------------

       Total shareholders' equity                                                  90,182,995            74,328,761
                                                                           ------------------    ------------------

       Total liabilities and shareholders' equity                          $      852,974,962    $      726,737,712
                                                                           ==================    ==================


                                                         See accompanying notes.



                                        CENTENNIAL BANCORP AND SUBSIDIARIES

                                         CONSOLIDATED STATEMENTS OF INCOME

                                    Years ended December 31, 2000, 1999 and 1998

                                                                 2000                1999                1998
                                                            ---------------     ---------------    ----------------
Interest and dividend income:
   Interest and fees on loans                               $    74,847,846     $    54,133,662    $     44,348,206
   Taxable interest on investment securities                      1,904,742           2,227,213           2,723,091
   Nontaxable interest on investment securities                   1,450,290           1,433,205           1,699,128
   Dividends on Federal Home Loan Bank stock                        364,000             385,100             372,600
   Interest on federal funds sold                                    60,728             280,334             691,063
   Deposits with banks                                                7,970               8,303              14,401
                                                            ---------------     ---------------    ----------------
                  Total interest and dividend income             78,635,576          58,467,817          49,848,489

Interest expense:
   Deposits:
     Interest-bearing demand and savings                         11,045,108           7,865,362           6,889,086
     Time                                                        13,772,392           8,596,805           8,184,923
   Short-term borrowings                                          4,163,980           1,405,250             489,595
   Long-term debt                                                         -                   -             272,897
                                                            ---------------     ---------------    ----------------
                  Total interest expense                         28,981,480          17,867,417          15,836,501
                                                            ---------------     ---------------    ----------------

Net interest income                                              49,654,096          40,600,400          34,011,988
Loan loss provision                                               3,800,000           2,300,000           1,500,000
                                                            ---------------     ---------------    ----------------
Net interest income after loan loss provision                    45,854,096          38,300,400          32,511,988

Noninterest income:
   Service charges on deposit accounts                            1,548,647           1,459,402           1,207,782
   Gains on sales of mortgage loans, net                            741,463             995,823           1,752,506
   Gains on sales of investment securities                          268,017             298,625             599,885
   Other                                                          1,208,986             773,432             623,343
                                                            ---------------     ---------------    ----------------
                  Total noninterest income                        3,767,113           3,527,282           4,183,516

Noninterest expense                                              26,715,433          22,801,627          19,348,558
                                                            ---------------     ---------------    ----------------
Income before income taxes                                       22,905,776          19,026,055          17,346,946

Provision for income taxes                                        8,703,197           6,919,290           5,912,400
                                                            ---------------     ---------------    ----------------

Net income                                                  $    14,202,579     $    12,106,765    $     11,434,546
                                                            ===============     ===============    ================

Basic earnings per common share                             $           .62     $           .53    $            .51
                                                            ===============     ===============    ================

Diluted earnings per common share                           $           .61     $           .52    $            .49
                                                            ===============     ===============    ================

Weighted average common shares outstanding:
   Basic                                                         22,783,420          22,642,500          22,443,313
   Diluted                                                       23,306,566          23,372,027          23,471,748


                                                        See accompanying notes.

                                        3



                                           CENTENNIAL BANCORP AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                        Years ended December 31, 2000, 1999 and 1998


                                                                                    Accumulated
                                           Number                                      other                             Total
                                             of          Common        Retained     comprehensive    Comprehensive   shareholders'
                                           shares         stock        earnings     income (loss)     income (loss)     equity
                                       -------------  -------------   ------------  --------------  ---------------   ------------
Balances at December 31, 1997             22,365,747   $ 29,031,352   $ 22,082,696   $  696,110                       $ 51,810,158


Comprehensive income:
   Net income                                      -              -     11,434,546            -      $  11,434,546      11,434,546
   Other comprehensive income -
    change in unrealized gains on
    investment securities of
    $208,764 (net of income taxes
    of approximately  $115,000),
    net of reclassification
    adjustment for gains on sales
    of investment securities
    included in net income of
    $395,924 (net of income taxes
    of approximately $204,000)                     -              -              -     (187,160)          (187,160)       (187,160)
                                                                                                     -------------

Comprehensive income                               -              -              -            -      $  11,247,386               -
                                                                                                     =============

Stock options exercised                      138,408        267,381              -            -                            267,381
Tax benefit of stock options exercised             -        392,216              -            -                            392,216
                                        ------------  -------------   ------------   ----------                         ----------


Balances at December 31, 1998             22,504,155     29,690,949     33,517,242      508,950                         63,717,141



                                                        See accompanying notes.

                                        4



                                               CENTENNIAL BANCORP AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)

                                          Years ended December 31, 2000, 1999 and 1998

                                                                                    Accumulated
                                           Number                                      other                             Total
                                             of          Common        Retained     comprehensive    Comprehensive   shareholders'
                                           shares         stock        earnings     income (loss)     income (loss)     equity
                                       --------------  -------------  ------------  --------------  ---------------   ------------

Comprehensive income:
   Net income                                      -              -     12,106,765            -         12,106,765      12,106,765
   Other comprehensive income -
    change in unrealized losses
    on investment securities of
    $2,005,005 (net of income taxes
    of approximately $1,345,000),
    net  of  reclassification
    adjustment for gains on sales
    of investment securities
    included in net income of
    $190,015 (net of income taxes
    of approximately $109,000)                     -              -              -   (2,195,020)        (2,195,020)     (2,195,020)
                                                                                                     -------------               -

Comprehensive income                               -              -              -            -      $   9,911,745               -
                                                                                                     =============

Stock options exercised                      186,849        383,619              -            -                            383,619
Tax benefit of stock options exercised             -        316,256              -            -                            316,256
                                       -------------   ------------   ------------  -----------                        -----------

Balances at December 31, 1999             22,691,004     30,390,824     45,624,007   (1,686,070)                        74,328,761



                                                        See accompanying notes.



                                                  CENTENNIAL BANCORP AND SUBSIDIARIES

                                CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)

                                                 Years ended December 31, 2000, 1999 and 1998



                                                                                    Accumulated
                                           Number                                      other                             Total
                                             of          Common        Retained     comprehensive    Comprehensive   shareholders'
                                           shares         stock        earnings     income (loss)     income (loss)     equity
                                       --------------  -------------  ------------  --------------  ---------------   ------------

Comprehensive income:
   Net income                                      -              -     14,202,579            -         14,202,579      14,202,579
   Other comprehensive income -
    change in unrealized losses
    on investment securities of
    $1,673,204 (net of income taxes
    of approximately $1,026,000),
    before reclassification adjustment
    for gains on sales of investment
    securities  included in net income
    of $166,171 (net of income taxes
    of approximately $102,000)                     -              -              -    1,506,685          1,506,685       1,506,685
                                                                                                       -----------

Comprehensive income                               _              _              _            _        $15,709,264               -
                                                                                                       ===========

Stock options exercised                      263,434        495,496              -            -                            495,496
Tax benefit of stock options exercised             -        139,803              -            -                            139,803
Repurchases of common stock                  (59,715)      (490,329)             -            -                           (490,329)
                                        ------------    -----------    -----------   -----------                        ----------

Balances at December 31, 2000             22,894,723    $30,535,794    $ 9,826,586   $  (179,385)                      $90,182,995
                                        ============    ===========    ===========   ===========                       ===========


                                                        See accompanying notes.



                                         CENTENNIAL BANCORP AND SUBSIDIARIES

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     Years ended December 31, 2000, 1999 and 1998


                                                                 2000                1999                1998
                                                            ---------------     ---------------    ----------------
Cash flows from operating activities:
   Net income                                               $    14,202,579     $    12,106,765    $     11,434,546
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Gains on sales of mortgage loans and
         investment securities, net                              (1,009,480)         (1,294,448)         (2,352,391)
       Dividends on Federal Home Loan Bank stock                   (364,000)           (385,100)           (372,600)
       Loan loss provision                                        3,800,000           2,300,000           1,500,000
       Deferred income taxes                                     (1,327,747)           (935,809)           (437,882)
       Depreciation and amortization                              2,404,180           2,356,296           1,697,578
       Originations of mortgage loans held for sale            (142,042,227)       (152,458,419)       (213,853,812)
       Proceeds from sales of mortgage loans
         held for sale                                          138,049,027         158,337,944         210,152,220
       Changes in certain assets and liabilities:
         Accrued interest and other assets                       (1,564,213)        (12,391,249)         (1,335,735)
         Accrued interest and other liabilities                   1,850,041             946,919             101,196
                                                            ---------------     ---------------    ----------------
                  Net cash provided by
                    operating activities                         13,998,160           8,582,899           6,533,120

Cash flows from investing activities:
   Investment securities available for sale:
     Purchases                                                  (16,230,725)        (11,202,082)        (31,984,219)
     Maturities                                                   2,626,655           2,312,850          27,624,797
     Proceeds from sales                                         15,278,447          23,071,850          11,754,232
   Loan originations, net                                      (110,022,071)       (173,283,354)        (86,333,031)
   Purchases of premises and equipment, net                      (1,160,182)         (4,901,376)         (3,558,652)
                                                            ---------------     ---------------    ----------------
                  Net cash used in investing activities        (109,507,876)       (164,002,112)        (82,496,873)

Cash flows from financing activities:
   Net increase in deposits                                     123,452,859          89,175,187          64,584,212
   Increase (decrease) in short-term borrowings, net            (14,919,884)         53,953,896          12,884,288
   Payments on long-term debt                                             -                   -         (10,000,000)
   Proceeds from exercise of stock options                          495,496             383,619             267,381
   Repurchases of common stock                                     (490,329)                  -                   -
                                                            ---------------     ---------------    ----------------
                  Net cash provided by
                    financing activities                        108,538,142         143,512,702          67,735,881
                                                            ---------------     ---------------    ----------------

Net increase (decrease) in cash and cash equivalents             13,028,426         (11,906,511)         (8,227,872)

Cash and cash equivalents at beginning of year                   29,934,856          41,841,367          50,069,239
                                                            ---------------     ---------------    ----------------

Cash and cash equivalents at end of year                    $    42,963,282     $    29,934,856    $     41,841,367
                                                            ===============     ===============    ================



                                                         See accompanying notes.

                                        7

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



     1.     Description of business and summary of significant accounting policies
            --------------------------------------------------------------------

            Principles of consolidation
            ---------------------------

            The accompanying consolidated financial statements include the accounts of Centennial Bancorp, a bank holding company, and its wholly-owned subsidiaries, Centennial Bank (the Bank) and Centennial Mortgage Co. (Centennial Mortgage) (collectively, "Bancorp"). The Bank provides commercial financing, banking and other services, and Centennial Mortgage provides a variety of residential and commercial real estate financing services. All significant intercompany accounts and transactions have been eliminated in consolidation.

            Method of accounting
            --------------------

            Bancorp prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States and prevailing practices within the banking industry. Bancorp utilizes the accrual method of accounting, which recognizes income when earned and expenses when incurred. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

            Cash and cash equivalents
            -------------------------

            For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

            Supplemental disclosures of cash flow information
            -------------------------------------------------

            During 2000, 1999 and 1998, noncash transactions resulted from changes in unrealized gains (losses) on investment securities available for sale, net of income taxes, and the income tax benefit of stock options exercised, as disclosed in the accompanying consolidated statements of changes in shareholders' equity.

            During 2000, 1999 and 1998, Bancorp paid approximately $28,200,000, $17,647,000 and $15,754,000, respectively, in interest expense.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



     1. Description of business and summary of significant accounting policies (continued)
           ---------------------------------------------------------------------

           Investment securities available for sale
           ----------------------------------------

           Investment securities available for sale are reported at fair value with changes in unrealized gains and losses excluded from earnings and reported in shareholders' equity as other comprehensive income or loss, net of income taxes.

           Gains and losses on sales of investment securities available for sale are recognized on a specific identification basis. Premiums and discounts on investment securities available for sale are recognized in interest income using the interest method over the period to maturity.

           Declines in the fair value of investment securities available for sale below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Management believes that all unrealized losses on investment securities available for sale as of December 31, 2000 and 1999 are temporary.

           Loans
           -----

           Loans are reported at their outstanding principal balance less the allowance for loan losses and deferred loan fees. The allowance for loan losses represents management's recognition of the assumed risks of extending credit and the quality of the existing loan portfolio. The allowance is maintained at a level considered adequate to provide for potential loan losses based on management's assessment of various factors affecting the portfolio. Management's periodic evaluation of the adequacy of the allowance is based on Bancorp's historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral and guarantees and current economic conditions. The allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries.

           Bancorp's credit policies require an evaluation of each borrower's creditworthiness on a case-by-case basis. In the course of evaluating a borrower's creditworthiness, management determines a requisite amount of collateral support. The type of collateral held varies, but may include real estate, equipment, accounts receivable and inventories.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



     1. Description of business and summary of significant accounting policies (continued)
           ---------------------------------------------------------------------

           At the discretion of management, personal guaranties of the borrower or related persons may also be obtained in addition to the collateral. Management believes that the loan portfolio is diversified among industry groups and does not contain a direct concentration of loans in a single industry (other than the construction industry) which exceeds 10% of the portfolio. It is management's opinion that the allowance for loan losses is adequate to absorb known and inherent risks in the loan portfolio. However, actual results may differ from these estimates.

           Bancorp considers loans to be impaired when management believes that it is probable that all amounts due will not be collected according to the contractual terms. An impaired loan must be valued using the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the estimated fair value of the loan's underlying collateral or related guaranty. Bancorp primarily measures impairment on all large-balance nonaccrual loans (typically commercial and commercial real estate loans) based on the estimated fair value of the underlying collateral or related guaranty. In certain other cases, impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Amounts deemed impaired are either specifically allocated for in the allowance for loan losses or reflected as a partial charge-off of the loan balance. Smaller-balance homogeneous loans (typically installment loans) are collectively evaluated for impairment. Accordingly, Bancorp does not separately identify individual installment loans for impairment disclosures.

           The accrual of interest on impaired loans is discontinued when the repayment of principal and interest is doubtful. When the accrual of interest is discontinued, all unpaid accrued interest is reversed. The interest on these loans is accounted for on the cash-basis or the cost-recovery method, until the loan qualifies for return to accrual. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

           Loan origination fees, net of origination costs, are deferred and recognized as an adjustment of the yield of the related loan.

           Interest income on all loans is accrued as earned using the simple interest method.

           Various regulatory agencies, as an integral part of their examination process, periodically review Bancorp's allowance for loan losses. Such agencies may require Bancorp to

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



     1. Description of business and summary of significant accounting policies (continued)
           ---------------------------------------------------------------------

           recognize additions to the allowance based on their judgment of the information available to them at the time of their examinations.

           Mortgage loans
           --------------

           Centennial Mortgage's activities include the origination of conventional and federally insured residential mortgage loans for resale in the secondary market. Mortgage loans are sold without recourse; however, the sales of these mortgage loans are subject to technical underwriting exceptions and related repurchase risks. Such risks are considered in the determination of the allowance for loan losses.

           Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value. Market value is determined on an aggregate loan basis.

           At December 31, 2000, 1999 and 1998, Bancorp held servicing rights to approximately $42,638,000, $36,842,000 and $38,611,000, respectively, in mortgage loans which had been sold into the secondary market. Such mortgage loans are not included in the accompanying consolidated balance sheets. The net amount of capitalized mortgage servicing rights (approximately $386,000 and $366,000 at December 31, 2000 and 1999, respectively) is included in accrued interest and other assets in the accompanying consolidated balance sheets.

           Federal Home Loan Bank stock
           ----------------------------

           Bancorp's investment in Federal Home Loan Bank (FHLB) stock is carried at par value, which approximates fair value. As a member of the FHLB system, Bancorp is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 2000, Bancorp exceeded its minimum required investment of approximately $2,325,000. Bancorp may request redemption at par value of any FHLB stock in excess of the minimum required investment. Stock redemptions are at the discretion of FHLB.

           Premises and equipment
           ----------------------

           Premises  and  equipment  are  stated  at  cost,   less   accumulated
           depreciation and amortization. Depreciation and amortization are computed principally using the straight-line method over

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



     1. Description of business and summary of significant accounting policies (continued)
           ---------------------------------------------------------------------

           the shorter of the estimated useful lives of the assets or terms of the leases. Amortization of leasehold improvements is included in depreciation and amortization expense in the accompanying consolidated financial statements.

           Goodwill
           --------

           Goodwill is the excess of the cost over fair value of net assets acquired in business combinations. It is amortized on the straight-line method over periods ranging from 15 to 20 years. It is Bancorp's policy to review goodwill for impairment whenever events or changes in circumstances indicate that its investment in the underlying businesses that gave rise to such goodwill may not be recoverable. Should such an evaluation of impairment become necessary, Bancorp will evaluate the performance of such acquired businesses on an undiscounted basis. At December 31, 2000 and 1999, accrued interest and other assets includes goodwill of approximately $8,146,000 and $8,834,000, respectively, net of accumulated amortization. Amortization of goodwill in 2000 and 1999 was approximately $688,000 and $487,000, respectively. Amortization of goodwill in 1998 was insignificant to the accompanying consolidated financial statements.

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

           Recently issued accounting standards
           ------------------------------------

           In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133" (SFAS 137), an amendment of SFAS 133, which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



     1. Description of business and summary of significant accounting policies (continued)
            --------------------------------------------------------------------

            instruments at fair value. In June 2000, FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS 133." SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for all quarterly and annual financial statements of fiscal years beginning after June 15, 2000. Bancorp had no significant derivatives as of December 31, 2000, nor does Bancorp engage in any hedging activities. Accordingly, Bancorp does not anticipate that the adoption of SFAS 133, as amended by SFAS 137 and SFAS 138, will have a material effect on its consolidated financial position or results of operations.

            Reclassifications
            -----------------

            Certain amounts in 1999 and 1998 have been reclassified to conform with the 2000 presentation. Net income was not affected by these reclassifications.

     2.     Investment securities available for sale
            ----------------------------------------

            Investment securities available for sale consisted of the following at December 31, 2000 and 1999:

                                                                         Gross             Gross           Estimated
                                                   Amortized         unrealized         unrealized           fair
           2000                                      cost               gains             losses             value
           ----                                ----------------  -----------------  ----------------   ----------------
           U.S. Treasury securities            $        499,783  $               -  $            173   $        499,610
           U.S. Government and
              agency securities                      38,157,018              1,709           343,069         37,815,658
           Obligations of state and
              political subdivisions                 16,216,658            168,118           125,476         16,259,300
           Corporate bonds                            2,061,947                  -            29,478          2,032,469
           Mortgage-backed securities                 3,202,684                  -             3,402          3,199,282
           Equity securities                            513,261             46,189             3,200            556,250

              Total                            $     60,651,351  $         216,016  $        504,798   $     60,362,569

           1999
           ----
           U.S. Treasury securities            $      1,400,808  $           4,759  $          6,325   $      1,399,242
           U.S. Government and
              agency securities                      27,988,761                  -         1,454,349         26,534,412
           Obligations of state and
              political subdivisions                 28,468,534             79,235         1,232,228         27,315,541
           Corporate bonds                            2,284,118                120            79,123          2,205,115
           Mortgage-backed securities                 1,936,017                  -            31,570          1,904,447

              Total                            $     62,078,238  $          84,114  $      2,803,595   $     59,358,757
                                               ================  =================  ================   ================


                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



     2.    Investment securities available for sale (continued)
           ---------------------------------------------------

           The amortized cost and estimated fair value of investment securities available for sale at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. In addition, the contractual maturities for mortgage-backed securities were allocated assuming no prepayments.

                                                                   Estimated
                                                 Amortized           fair
                                                   cost              value
                                            ----------------   ----------------
           Due in 1 year or less            $      2,767,368   $      2,775,710
           Due after 1 through 5 years            33,190,232         33,119,376
           Due after 5 through 10 years           11,046,433         10,807,136
           Due after 10 years                     13,134,057         13,104,097
           Equity securities                         513,261            556,250

              Total                         $     60,651,351   $     60,362,569
                                            ================   ================

           At December 31, 2000, investment securities available for sale with an estimated fair value of approximately $23,880,000 (approximately $12,329,000 at December 31, 1999) were pledged to secure public deposits, and investment securities available for sale with an estimated fair value of approximately $29,235,000 (approximately $10,061,000 at December 31, 1999) were pledged to secure short-term borrowings (see Note 6).

           During the years ended December 31, 2000, 1999 and 1998, gross realized gains on sales of investment securities available for sale and the related proceeds on those sales are as disclosed in the accompanying consolidated statements of income and cash flows, respectively. There were no gross realized losses on sales of investment securities available for sale during the years ended December 31, 2000, 1999 and 1998.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998




3.     Loans
       -----

       Loans consisted of the following at December 31, 2000 and 1999:

                                                                                      2000               1999
                                                                                ----------------  -----------------
       Real estate - mortgage                                                   $    147,737,507  $     129,220,429
       Real estate - construction                                                    261,726,951        227,387,353
       Commercial                                                                    273,866,755        219,588,355
       Installment                                                                     9,379,311          8,409,380
       Lease financing                                                                 4,606,838          4,867,834
       Other                                                                           5,562,841          4,198,940
                                                                                ----------------  -----------------

                                                                                     702,880,203        593,672,291
       Less allowance for loan losses                                                 (9,150,348)        (6,164,507)
                                                                                ----------------  -----------------

           Loans, net                                                           $    693,729,855  $     587,507,784
                                                                                ================  =================


       Bancorp is located - and conducts its business primarily within - Lane County, Oregon; the greater Portland metropolitan area; and Clark County, Washington. The result of doing business in these geographic areas has been growth in loan demand. A substantial portion of Bancorp's loans are secured by real estate in these geographic areas and, accordingly, the ultimate collectability of a substantial portion of Bancorp's loan portfolio is susceptible to changes in the local market conditions.


       Transactions in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                                    2000              1999               1998
                                                             ----------------   ----------------  -----------------

       Balance at beginning of year                          $      6,164,507   $      4,450,614  $       3,348,914
       Loan loss provision                                          3,800,000          2,300,000          1,500,000
       Loans charged-off                                             (906,319)          (671,827)          (452,100)
       Recoveries of loans previously charged-off                      92,160             85,720             53,800
                                                             ----------------   ----------------  -----------------

       Balance at end of year                                $      9,150,348   $      6,164,507  $       4,450,614
                                                             ================   ================  =================


                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998


3.     Loans (continued)
       ----------------

       At December 31, 2000 and 1999, Bancorp had approximately $15,367,000 and $5,833,000, respectively, in impaired loans. The specific valuation allowance related to these impaired loans totaled approximately $2,253,000 and $465,000 at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans for the years ended December 31, 2000, 1999 and 1998 was approximately $9,518,000, $5,525,000 and $2,968,000, respectively. Interest income recognized on impaired loans for the years ended December 31, 2000 and 1999 was approximately $595,000 and $417,000, respectively. Interest income recognized on impaired loans for the year ended December 31, 1998 was insignificant.

       Loans on nonaccrual status at December 31, 2000 were approximately $7,268,000 ($579,000 at December 31, 1999). Interest income which would have been realized on such nonaccrual loans outstanding at year-end, if they had remained current, was approximately $1,226,000, $97,000 and $273,000 during the years ended December 31, 2000, 1999 and 1998, respectively. Loans contractually past due 90 days or more on which Bancorp continued to accrue interest at December 31, 2000 were approximately $529,000 ($2,163,000 at December 31, 1999).

4.     Premises and equipment
       ----------------------

       Premises and  equipment  consisted of the  following at December 31, 2000 and 1999:

                                                                                      2000               1999
                                                                                ----------------  -----------------

       Land                                                                     $      2,948,046  $       2,375,046
       Buildings and leasehold improvements                                           13,123,772         13,278,013
       Furniture and equipment                                                         9,919,282          9,185,477
                                                                                ----------------  -----------------
                                                                                      25,991,100         24,838,536
       Less accumulated depreciation and amortization                                (10,623,707)        (8,927,039)
                                                                                ----------------   ----------------

           Premises and equipment, net                                          $     15,367,393   $     15,911,497
                                                                                ================   =================

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



5.     Time deposits
       -------------

       Time certificates of deposit in excess of $100,000 aggregated approximately $112,358,000 and $79,425,000 at December 31, 2000 and 1999,
       respectively.

       At December 31, 2000, the scheduled annual maturities of all time certificates of deposit were approximately as follows:

       2001                                                                                       $     233,325,000
       2002                                                                                              31,892,000
       2003                                                                                               1,290,000
       2004                                                                                                 213,000
       2005                                                                                                 244,000
       Thereafter                                                                                           105,000
                                                                                                  -----------------

                                                                                                  $     267,069,000


6.     Short-term borrowings
       ---------------------

       Short-term borrowings consisted of the following at December 31, 2000 and 1999:

                                                                                    2000               1999
                                                                                ------------      -------------

       Securities sold under agreement to repurchase                            $  4,134,083      $   8,213,967
       Federal funds purchased                                                     9,000,000         19,600,000
       FHLB cash management advance program                                       22,600,000         25,740,000
       FHLB borrowings under promissory note agreements                           23,900,000         21,000,000
                                                                                ------------      -------------

                                                                                $ 59,634,083      $  74,553,967
                                                                                ============      =============


       Securities sold under agreement to repurchase are due on demand. The weighted average interest rate on such borrowings was 6.30% and 5.42% at December 31, 2000 and 1999, respectively.

       Federal funds purchased are due on demand. The weighted average interest rate on such borrowings was 6.40% and 4.65% at December 31, 2000 and 1999, respectively.

       Amounts owed under the FHLB cash management advance program are due within one year and bear interest at 6.83% and 5.70% at December 31, 2000 and 1999, respectively.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



6.     Short-term borrowings (continued)
       --------------------------------

       FHLB borrowings under promissory note agreements are due within one year and bear interest at 6.43% and 5.90% at December 31, 2000 and 1999, respectively.

       As of December 31, 2000, Bancorp has remaining available borrowings from the FHLB of approximately $10,500,000. In addition, Bancorp maintains federal funds lines with correspondent banks as a backup source of liquidity. At December 31, 2000, Bancorp had approximately $35,000,000 of federal funds lines available to draw against on an unsecured basis.

7.     Off-balance-sheet financial instruments
       ---------------------------------------

       In the ordinary course of business, Bancorp enters into various transactions, which include commitments to extend credit and standby and commercial letters of credit, that are not included in the accompanying consolidated balance sheets. Bancorp applies the same credit standards to these commitments as it uses in all of its lending processes and includes these commitments in its lending risk evaluations. At December 31, 2000 and 1999, Bancorp had no commitments to extend credit at below-market interest rates and held no derivative financial instruments.

       Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual amount of those instruments. Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

       Bancorp's off-balance-sheet financial instruments at December 31, 2000 and 1999 were approximately as follows:

                                                      2000             1999
                                                  --------------  --------------

       Commitments to extend credit                $236,915,000     $276,852,000
       Standby and commercial letters of credit       6,330,000       11,108,000

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



7.     Off-balance-sheet financial instruments (continued)
       ---------------------------------------------------

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

       Standby and commercial letters of credit are conditional commitments issued by Bancorp to guarantee the performance of a customer to a third party. Credit risk arises in these transactions from the possibility that a customer may not be able to repay Bancorp upon default of performance. Collateral for standby and commercial letters of credit is based on an individual evaluation of each customer's creditworthiness, but may include cash, accounts receivable, inventories, equipment, securities and real estate.

8.     Estimated fair value of financial instruments
       ---------------------------------------------

       Bancorp primarily uses quoted market prices or present value techniques to estimate the fair value of its fixed-rate financial instruments. The carrying amounts of variable- and administered-rate financial instruments are considered reasonable estimates of fair value. Valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts that could be realized in a current market exchange.

       In addition, as Bancorp normally intends to hold the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items that are not defined as financial instruments but which have significant value. These include such off-balance-sheet items as core deposit intangibles. Bancorp does not believe that it would be practicable to estimate a representational fair value for these types of items at December 31, 2000 and 1999.

       Because the estimated fair value disclosures exclude certain financial instruments and all nonfinancial instruments, any aggregation of the fair value amounts presented would not represent the underlying value of Bancorp.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



8.     Estimated fair value of financial instruments (continued)
       ---------------------------------------------------------

       Bancorp used the following methods and assumptions to estimate the fair value of its financial instruments:

           CASH AND CASH EQUIVALENTS: The carrying amount approximates the estimated fair value.

           INVESTMENT SECURITIES AVAILABLE FOR SALE: The estimated fair value is based on quoted market prices or the market values for comparable securities.

           LOANS: The estimated fair value of fixed-rate loans is estimated by discounting the contractual cash flows of the loans using December 31, 2000 and 1999 origination rates. The resulting amounts are adjusted to estimate the effects of changes in credit quality of borrowers since the loans were originated.

           MORTGAGE LOANS HELD FOR SALE: The estimated fair value represents the anticipated proceeds from the sale of the loans.

           FHLB STOCK: The carrying amount approximates the estimated fair value.

           DEPOSITS: The estimated fair value of demand deposits, consisting of checking, savings and certain interest-bearing demand deposit accounts, is represented by the amounts payable on demand. The estimated fair value of time deposits is calculated by discounting the scheduled cash flows using the December 31, 2000 and 1999 rates offered on these instruments.

           SHORT-TERM BORROWINGS: The carrying amount approximates the estimated fair value.

           OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS: The estimated fair value of off-balance-sheet financial instruments (primarily commitments to extend credit and standby and commercial letters of credit) is determined based on fees currently charged for similar commitments. Management estimates that these fees approximate $1,332,000 and $1,440,000 at December 31, 2000 and 1999, respectively.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



8.     Estimated fair value of financial instruments (continued)
       --------------------------------------------------------

       The estimated fair value of Bancorp's significant on-balance-sheet financial instruments at December 31, 2000 and 1999 were approximately as follows:


                                                                    2000                          1999
                                                       -----------------------------  -----------------------------
                                                                         Estimated                      Estimated
                                                          Carrying         fair          Carrying         fair
                                                            value          value           value          value
                                                       --------------  -------------  -------------  --------------
       Financial assets:
         Cash and cash equivalents                     $   42,963,000  $  42,963,000  $  29,935,000  $   29,935,000
         Investment securities available for sale          60,363,000     60,363,000     59,359,000      59,359,000
         Loans and mortgage loans held for sale, net      704,620,000    700,265,000    593,663,000     589,678,000
         FHLB stock                                         5,833,000      5,833,000      5,469,000       5,469,000

       Financial liabilities:
         Deposits                                         696,494,000    697,573,000    573,041,000     572,746,000
         Short-term borrowings                             59,634,000     59,634,000     74,554,000      74,554,000

9.     Commitments and contingencies
       -----------------------------

       Bancorp leases certain land and facilities under noncancelable operating leases, generally for terms of five to 50 years, some of which include renewal options and escalation clauses. At December 31, 2000, the aggregate minimum rental commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year were approximately as follows:

           2001                                                                 $      1,298,000
           2002                                                                        1,121,000
           2003                                                                        1,000,000
           2004                                                                          966,000
           2005                                                                          990,000
           Thereafter                                                                  8,159,000
                                                                                ----------------

                Total minimum lease payments                                    $     13,534,000
                                                                                ================

       Total rent expense was approximately $1,709,000, $1,213,000 and $750,000 in 2000, 1999 and 1998, respectively.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998


9.     Commitments and contingencies (continued)
       ----------------------------------------

       In the ordinary course of business, litigation arises from normal banking activities. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on Bancorp's consolidated financial position, results of operations or cash flows.

10.    Noninterest expense
       -------------------

       Noninterest expense consisted of the following for the years ended December 31, 2000, 1999 and 1998:

                                                                    2000             1999            1998
                                                                ------------     ------------    ------------

       Salaries and employee benefits                           $ 16,585,759     $ 14,293,013    $ 12,834,456
       Premises and equipment                                      4,075,364        3,315,826       2,644,173
       Advertising                                                   992,994          830,097         801,135
       Legal and professional                                        770,639          657,816         843,890
       Data processing                                               685,479          665,704         252,570
       Other                                                       3,605,198        3,039,171       1,972,334
                                                                ------------      -----------    ------------

           Total noninterest expense                            $ 26,715,433     $ 22,801,627    $ 19,348,558
                                                                ============     ============    ============

11.    Income taxes
       ------------

       The provision (credit) for income taxes consisted of the following for the years ended December 31, 2000, 1999 and 1998:

                                                                 2000            1999           1998
                                                             -------------   -------------  -------------
       Current:
         Federal                                             $   8,223,672   $   6,482,551  $   5,098,082
         State                                                   1,807,272       1,372,548      1,252,200
       Deferred                                                 (1,327,747)       (935,809)      (437,882)
                                                             -------------   -------------  -------------

           Provision for income taxes                        $   8,703,197   $   6,919,290  $   5,912,400
                                                             =============   =============  =============


                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



11.    Income taxes (continued)
       -----------------------

       The provision for income taxes results in effective tax rates that are different than the federal income tax statutory rate. The nature of the differences for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                                 2000             1999           1998
                                                             -------------   -------------  --------------
       Expected federal income tax provision
         at statutory rates                                  $   8,017,022   $   6,659,004  $    6,041,839
       State income tax, net of federal effect                   1,006,825         843,341         763,479
       Tax exempt interest income                                 (498,153)       (478,504)       (577,312)
       Other, net                                                  177,503        (104,551)       (315,606)
                                                             -------------   -------------  --------------

           Provision for income taxes                        $   8,703,197   $   6,919,290  $    5,912,400
                                                             =============   =============  ==============

       The components of the net deferred tax assets at December 31, 2000 and 1999 were as follows:

                                                                                      2000               1999
                                                                                ----------------  -----------------
       Deferred tax assets:
         Nonqualified benefit plans                                             $        716,865  $         745,362
         Allowance for loan losses                                                     3,446,345          2,001,389
         Net unrealized losses on investment securities                                  126,076          1,033,402
         Other, net                                                                      769,293            659,516
                                                                                ----------------  -----------------
              Total deferred tax assets                                                5,058,579          4,439,669
       Deferred tax liabilities:
         Mortgage servicing rights                                                       151,795            140,392
         FHLB stock dividends                                                          1,006,887            843,966
         Other, net                                                                      371,711            347,546
                                                                                ----------------  -----------------

              Total deferred tax liabilities                                           1,530,393          1,331,904
                                                                                ----------------  -----------------

              Net deferred tax assets                                           $      3,528,186  $       3,107,765
                                                                                ================  =================


       Management believes, based upon Bancorp's historical performance, that the net deferred tax assets will be recognized in the normal course of operations and, accordingly, management has not reduced net deferred tax assets by a valuation allowance.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



11.    Income taxes (continued)
       -----------------------

       The exercise of nonstatutory stock options, which have been granted under Bancorp's stock option plans (see Note 13), gives rise to compensation that is included in the taxable income of the applicable directors or employees and is deductible by Bancorp for federal and state income tax purposes. Such compensation results from increases in the fair market value of Bancorp's common stock subsequent to the date of grant of the applicable stock options. In accordance with accounting principles generally accepted in the United States, such compensation is not recognized as an expense for financial accounting purposes, and the related tax benefits are recorded as an increase to common stock.

       Bancorp's provision for income taxes for the years ended December 31, 2000, 1999 and 1998 included approximately $102,000, $109,000 and
       $204,000,   respectively,   related  to  gains  on  sales  of  investment
       securities.

       During the years ended December 31, 2000, 1999 and 1998, Bancorp paid approximately $9,708,000, $8,443,000 and $6,056,000, respectively, in income taxes.

12.    Transactions with related parties
       ---------------------------------

       Activity with respect to loans to directors, their affiliates and executive officers of Bancorp for the year ended December 31, 2000 was as follows:

       Balance at January 1, 2000                          $   7,622,391
       Additions or renewals                                   9,553,954
       Amounts collected or renewed                          (10,333,684)
                                                           -------------

       Balance at December 31, 2000                        $   6,842,661
                                                           =============

       In addition, included in commitments in Note 7 are approximately $1,401,000 of commitments to extend credit to directors, their affiliates and executive officers of Bancorp at December 31, 2000 ($1,887,000 at December 31, 1999).

13.    Stock options
       -------------

       Bancorp has two Non-employee Director Stock Option Plans (Director Plans)
       - 1988 and 1993; a 1993 Incentive Stock Option Plan (Incentive Plan); and a 1995 Stock Incentive Plan (Option Plan).

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



13.    Stock options (continued)
       ------------------------

       Director Plans
       --------------

       Under the Director Plans, shares of common stock are reserved for issuance at their fair market value at the date of grant to non-employee directors of Bancorp and its subsidiaries. Generally, options become exercisable over a period of three years of subsequent service. The options expire in a maximum of ten years from the date of grant. At December 31, 2000, 194,294 of the 201,381 options outstanding were exercisable, and 147,306 shares were reserved for future grant.

       Incentive Plan
       --------------

       Under the Incentive Plan, officers of Bancorp and its subsidiaries may be granted options to purchase shares of common stock. The option price is the fair market value at the date of grant. Generally, options become exercisable over a period of five years of subsequent service. The options expire in a maximum of ten years from the date of grant. At December 31, 2000, 170,947 of the 182,581 options outstanding were exercisable, and 1,139 shares were reserved for future grant.

       Option Plan
       -----------

       Under the Option Plan, Bancorp employees, directors and consultants may be granted nonstatutory stock options or restricted stock awards, and Bancorp employees may be granted incentive stock options. The exercise prices of nonstatutory stock options and the price to be paid for restricted stock is established by a committee of Bancorp's Board of Directors (the Board). The exercise price of incentive stock options must be no less than the fair market value of the underlying shares on the date of grant. Options granted under the Option Plan expire on such date as established by a committee of the Board. However, incentive stock options expire in a maximum of ten years from the date of grant. During the year ended December 31, 1998, the shareholders of Bancorp approved an amendment to the Option Plan, which resulted in Bancorp reserving 833,541 additional shares for future grant. At December 31, 2000, 1,146,433 options were outstanding under the Option Plan, consisting of 516,715 incentive stock options and 629,718 nonstatutory stock options. At December 31, 2000, a total of 717,986 of the options outstanding were exercisable, and 543,736 shares were reserved for future grant. Bancorp has not granted any restricted stock awards under the Option Plan.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



13.    Stock options (continued)
       ------------------------

       Transactions involving option activity for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

                                                2000                      1999                       1998
                                      ------------------------  ------------------------  -------------------------
                                                    Weighted-                  Weighted-                 Weighted-
                                                     average                    average                   average
                                        Options     exercise       Options     exercise      Options     exercise
                                      outstanding     price      outstanding     price     outstanding     price
                                      -----------  -----------  ------------ -----------  ------------  -----------
       Balance at beginning of year     1,641,422  $      5.11    1,590,638  $      4.02    1,431,044   $      2.46
       Granted                            166,442         7.63      245,063        10.10      335,563         10.05
       Forfeited                          (14,042)        7.78       (7,430)       12.09      (37,561)         6.37
       Exercised                         (263,427)        1.88     (186,849)        2.05     (138,408)         1.94
                                      -----------               -----------               -----------

       Balance at end of year           1,530,395  $      5.92    1,641,422  $      5.11    1,590,638   $      4.02
                                      ===========  ===========  ===========  ===========  ===========   ===========

       Information regarding the number, weighted-average remaining contractual life and weighted-average exercise price of options by range of exercise price at December 31, 2000 is as follows:

                                                             Options outstanding                  Options exercisable
                                                   -------------------------------------  ----------------------------------
                                                                 Weighted-
                                                                  average        Weighted-                       Weighted-
            Range of                                             remaining        average                         average
            exercise                                Number      contractual      exercise       Number            exercise
             price                                 of options   life (years)      price        of options           price
          ---------------                          -----------  -------------    -------      ------------      ------------
          Under $5.00                                  785,201          4.6      $  2.61          758,520        $      2.58
          $5.01-$10.00                                 558,095          9.7         8.65          257,878               9.01
          $10.01-$15.00                                187,099          8.1        11.68           66,829              11.66
                                                   -----------                                -----------

                                                     1,530,395          7.5         5.92        1,083,227               4.67
                                                   ===========                                ===========

       Exercisable options as of December 31, 1999 and 1998 totaled 1,084,008 and 1,098,383, respectively.

       No compensation cost has been recognized for the options issued under the stock option plans, as Bancorp adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value of the options at the date of grant, consistent with the provisions of SFAS

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



13.    Stock options (continued)
       ------------------------

       No. 123, Bancorp's pro forma net income and pro forma earnings per common share would have been as follows for the years ended December 31, 2000,1999 and 1998:

                                                                    2000              1999               1998
                                                             ----------------   ----------------  -----------------
         Net income:
                        - as reported                        $     14,202,579   $     12,106,765  $      11,434,546
                        - pro forma                                13,550,176         11,753,038         11,360,952

         Basic earnings per common share:
                        - as reported                        $            .62   $            .53  $             .51
                        - pro forma                                       .59                .52                .51

         Diluted earnings per common share:
                        - as reported                        $            .61   $            .52  $             .49
                        - pro forma                                       .58                .50                .48

       The pro forma effect on net income for 2000, 1999 and 1998 is not representative of the pro forma effect in future years, because compensation expense related to grants made prior to December 31, 1994 - and which vest in subsequent years - is not considered. For purposes of the above pro forma information, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    2000              1999               1998
                                                             ----------------   ----------------  -----------------

         Risk-free interest rate                                  5.0%               6.3%               5.6%
         Expected life (in years)                                 7.3                7.3                7.3
         Expected volatility                                     36.4%              32.6%              31.0%
         Expected dividend yield                                    0%                 0%                 0%


       The effect of applying the fair-value-based method to stock options granted in the years ended December 31, 2000, 1999 and 1998 resulted in a weighted-average grant date fair value of $3.49, $5.05 and $4.60, respectively.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



14.    Shareholders' equity
       --------------------

       At December 31, 2000 and 1999, Bancorp had 10,000,000 shares of authorized but unissued preferred stock, which was comprised of 5,000,000 shares each of voting and nonvoting stock. In May 1998, shareholders of Bancorp authorized an amendment to the Articles of Incorporation to change the preferred stock from $5 par value to no par value.

       At December 31, 2000 and 1999, Bancorp had 50,000,000 shares of authorized common stock. In May 1998, shareholders of Bancorp authorized an amendment to the Articles of Incorporation to change the common stock from $2 par value to no par value.

       In January 2000, Bancorp authorized the repurchase of up to an aggregate of 5% of its then outstanding common stock over a two-year period. During the year ended December 31, 2000, Bancorp repurchased 59,715 shares of common stock, and, as of December 31, 2000, approximately 1,075,000 shares remain authorized for possible repurchase under Bancorp's stock repurchase plan.

       During the years ended December 31, 2000, 1999 and 1998, Bancorp had various stock splits. In addition, on January 24, 2001, the Board declared a 10% stock split - payable February 23, 2001 - to Bancorp shareholders of record at the close of business on February 2, 2001. All information in the accompanying consolidated financial statements and footnotes has been adjusted to give retroactive effect to all stock splits.

15.    Basic and diluted earnings per common share
       -------------------------------------------

       Bancorp's basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Bancorp's diluted earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding plus dilutive common shares related to outstanding stock options.

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



15.    Basic and diluted earnings per common share (continued)
       ------------------------------------------------------

       The numerators and denominators used in computing basic and diluted earnings per common share for the years ended December 31, 2000, 1999 and 1998 can be reconciled as follows:

                                                                        Net
                                                                      income           Shares           Per-share
                                                                    (numerator)     (denominator)        amount
                                                                  --------------    -------------    --------------
       2000
       ----
       Basic earnings per common share -
         Income available to common shareholders                  $   14,202,579       22,783,420             $ .62
                                                                                                              =====
       Effect of assumed conversion of stock options                           -          523,146
                                                                  --------------    -------------
       Diluted earnings per common share                          $   14,202,579       23,306,566             $ .61
                                                                  ==============    =============             =====

       1999
       ----

       Basic earnings per common share -
         Income available to common shareholders                  $   12,106,765       22,642,500             $ .53
                                                                                                              =====
       Effect of assumed conversion of stock options                           -          729,527
                                                                  --------------    -------------
       Diluted earnings per common share                          $   12,106,765       23,372,027             $ .52
                                                                  ==============    =============             =====

       1998
       ----

       Basic earnings per common share -
         Income available to common shareholders                  $   11,434,546       22,443,313             $ .51
                                                                                                              =====
       Effect of assumed conversion of stock options                           -        1,028,435
                                                                  --------------    -------------
       Diluted earnings per common share                          $   11,434,546       23,471,748             $ .49
                                                                  ==============    =============             =====

16.    Employee benefit plan
       ---------------------

       Bancorp has an employee savings and profit sharing plan (the Plan) which covers all full-time employees over age 21 with one year of service. The Plan allows employees to contribute from 2% to 15% of their salary on a tax-deferred basis. Bancorp's matching contributions are determined annually by the Board up to a maximum of 6% of each employee's compensation. In addition to the matching contributions, Bancorp may also make discretionary contributions to the Plan. Bancorp's contributions charged to operations related to the Plan totaled approximately $460,000 in 2000 ($400,000 in 1999 and 1998).

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



17.    Regulatory matters
       ------------------

       Bancorp and the Bank are subject to the regulations of certain federal and state agencies and receive periodic examinations by those regulatory authorities. In addition, Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Bancorp's or the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Bancorp's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (all as defined in the regulations). Management believes that, as of December 31, 2000, Bancorp and the Bank meet all capital adequacy requirements to which they are subject.

       As of December 31, 2000, Bancorp and the Bank were "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," Bancorp and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notifications from the regulators that management believes would change Bancorp's or the Bank's regulatory capital categorization.

       Bancorp's actual and required capital amounts and ratios are presented in the table below:

                                                                                               Regulatory minimum
                                                                                            to be "well capitalized"
                                                                Regulatory minimum to be      under prompt correc-
                                               Actual           "adequately capitalized"     tive action provisions
                                      ------------------------  --------------------------  -------------------------
                                        Amount        Ratio        Amount        Ratio         Amount        Ratio
                                      -----------  -----------  -----------  -----------    -----------   -----------
       December 31, 2000:
       Total capital
         (to risk-weighted assets)    $91,269,000     11.0%     $66,396,000       8.0%       $82,996,000      10.0%
       Tier 1 capital
         (to risk-weighted assets)     82,119,000      9.9       33,198,000       4.0         49,797,000       6.0
       Tier 1 capital
         (to average assets)           82,119,000      9.9       33,102,000       4.0         41,377,000       5.0

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



17.    Regulatory matters (continued)
       -----------------------------

                                                                                                 Regulatory minimum
                                                                                              to be "well capitalized"
                                                                Regulatory minimum to be        under prompt correc-
                                               Actual           "adequately capitalized"        tive action provisions
                                      ------------------------  --------------------------   -------------------------
                                        Amount        Ratio        Amount        Ratio          Amount        Ratio
                                      -----------  -----------  -----------  -----------     -----------   -----------
       December 31, 1999:
       Total capital
         (to risk-weighted assets)    $73,308,000      9.9%     $59,239,000       8.0%       $74,048,000      10.0%
       Tier 1 capital
         (to risk-weighted assets)     67,143,000      9.0       29,619,000       4.0         44,429,000       6.0
       Tier 1 capital
         (to average assets)           67,143,000      9.7       27,688,000       4.0         34,610,000       5.0

       The Bank's actual and required capital amounts and ratios are presented in the table below:



                                                                                                Regulatory minimum
                                                                                              to be "well capitalized"
                                                                Regulatory minimum to be        under prompt correc-
                                               Actual           "adequately capitalized"       tive action provisions
                                      ------------------------  --------------------------   -------------------------
                                        Amount        Ratio        Amount        Ratio          Amount        Ratio
                                      -----------  -----------  -----------  -----------     -----------   -----------
       December 31, 2000:
       Total capital
         (to risk-weighted assets)    $83,520,000     10.1%     $65,951,000       8.0%       $82,439,000      10.0%
       Tier 1 capital
         (to risk-weighted assets)     74,370,000      9.0       32,976,000       4.0         49,463,000       6.0
       Tier 1 capital
         (to average assets)           74,370,000      9.1       32,831,000       4.0         41,039,000       5.0

       December 31, 1999:
       Total capital
         (to risk-weighted assets)     65,969,000      9.0       58,969,000       8.0         73,712,000      10.0
       Tier 1 capital
         (to risk-weighted assets)     59,804,000      8.1       29,485,000       4.0         44,227,000       6.0
       Tier 1 capital
         (to average assets)           59,804,000      8.7       27,613,000       4.0         34,516,000       5.0

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



18.    Parent company financial information
       ------------------------------------

       Condensed financial information for Centennial Bancorp (parent company only) is presented as follows:

                                               CONDENSED BALANCE SHEETS (Unconsolidated)

                                                                                             December 31,
                                                                                    -------------------------------
                                                                                        2000              1999
                                                                                    -------------    --------------
       Assets:
         Cash and cash equivalents, deposited with the Bank                         $     195,368     $   1,972,516
         Equity securities available for sale                                             556,250                 -
         Equipment, net                                                                    55,810            69,209
         Deferred tax assets                                                              504,318         1,357,495
         Investment in subsidiaries, at cost plus equity in earnings                   88,255,567        69,883,713
         Other assets                                                                   3,160,883         2,411,998
                                                                                    -------------    --------------
              Total assets                                                          $  92,728,196    $   75,694,931
                                                                                    =============    ==============
       Liabilities and shareholders' equity:
         Accrued liabilities                                                        $   2,545,201    $    1,366,170
         Shareholders' equity                                                          90,182,995        74,328,761
                                                                                    -------------    --------------
              Total liabilities and shareholders' equity                            $  92,728,196    $   75,694,931
                                                                                    =============    ==============


                                            CONDENSED STATEMENTS OF INCOME (Unconsolidated)


                                                                              Years ended December 31,
                                                                  -------------------------------------------------
                                                                       2000             1999              1998
                                                                  --------------    -------------    --------------
       Income:
         Interest income from subsidiaries                        $       15,955    $     103,815    $      135,862
         Other income                                                          -                -            24,725
                                                                  --------------    -------------    --------------
               Total income                                               15,955          103,815           160,587
       Expenses:
         Salaries and employee benefits                                  677,004          702,931           704,256
         Other                                                           424,068          343,936           317,866
                                                                  --------------    -------------    --------------
              Total expenses                                           1,101,072        1,046,867         1,022,122
       Loss before income tax benefit and equity in
         undistributed net earnings of subsidiaries                   (1,085,117)        (943,052)         (861,535)
       Income tax benefit                                                419,680          366,030           237,601
                                                                  --------------    -------------    --------------
       Loss before equity in undistributed net earnings
         of subsidiaries                                                (665,437)        (577,022)         (623,934)
       Equity in undistributed net earnings
         of subsidiaries                                              14,868,016       12,683,787        12,058,480
                                                                  --------------    -------------    --------------

           Net income                                             $   14,202,579    $  12,106,765    $   11,434,546
                                                                  ==============    =============    ==============

                       CENTENNIAL BANCORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 2000, 1999 and 1998



18.    Parent company financial information (continued)
       -----------------------------------------------

                                          CONDENSED STATEMENTS OF CASH FLOWS (Unconsolidated)


                                                                             Years ended December 31,
                                                                ---------------------------------------------------
                                                                      2000             1999              1998
                                                                ----------------  ---------------  ----------------
       Cash flows from operating activities:
         Net income                                             $     14,202,579  $    12,106,765  $     11,434,546
         Adjustments to reconcile net income to
           net cash used by operating activities:
           Depreciation and amortization                                  99,187          101,490           100,238
           Undistributed net earnings of subsidiaries                (14,868,346)     (12,683,787)      (12,058,480)
           Deferred tax benefit                                          853,177         (873,249)          (43,442)
           Changes in certain assets and liabilities:
              Other assets                                            (2,734,683)        (382,763)         (831,450)
              Accrued liabilities                                      1,179,031           55,518           315,389
                                                                ----------------  ---------------  ----------------
                  Net cash used by operating activities               (1,269,055)      (1,676,026)       (1,083,199)
       Cash flows from investing activities:
         Purchases of equipment                                                -                -           (18,789)
         Purchase of equity securities
           available for sale                                           (513,260)               -                 -
                                                                ----------------  ---------------  ----------------
                  Net cash used by investing activities                 (513,260)               -           (18,789)
       Cash flows from financing activities:
         Proceeds from exercise of stock options                         495,496          383,619           267,381
         Repurchases of common stock                                    (490,329)               -                 -
                                                                ----------------  ---------------  ----------------
                  Net cash provided by
                    financing activities                                   5,167          383,619           267,381
                                                                ----------------  ---------------  ----------------
       Net decrease in cash and cash equivalents                      (1,777,148)      (1,292,407)         (834,607)
       Cash and cash equivalents at beginning of year                  1,972,516        3,264,923         4,099,530
                                                                ----------------  ---------------  ----------------

       Cash and cash equivalents at end of year                 $        195,368  $     1,972,516  $      3,264,923
                                                                ================  ===============  ================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH BANCORP'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES AT DECEMBER 31, 2000 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000, WHICH ARE INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. ALL SHARE AND PER-SHARE INFORMATION IN THIS ANNUAL REPORT HAS BEEN RESTATED TO GIVE RETROACTIVE EFFECT TO A STOCK SPLIT DECLARED IN JANUARY 2001, AND FOR VARIOUS STOCK SPLITS AND STOCK DIVIDENDS DECLARED IN PRIOR YEARS. BANCORP HAS NEVER DECLARED OR PAID CASH DIVIDENDS TO SHAREHOLDERS.

     THIS DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. STATEMENTS THAT EXPRESSLY OR IMPLICITLY PREDICT FUTURE RESULTS, PERFORMANCE OR EVENTS ARE FORWARD-LOOKING. IN ADDITION, THE WORDS "ANTICIPATE," "BELIEVE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS IDENTIFY FORWORD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING: (1) POTENTIAL DELAYS OR OTHER PROBLEMS IN IMPLEMENTING BANCORP'S GROWTH AND EXPANSION STRATEGY; (2) THE ABILITY TO ATTRACT NEW DEPOSITS AND LOANS; (3) INTEREST RATE FLUCTUATIONS; (4) COMPETITIVE FACTORS AND PRICING PRESSURES; (5) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY THAT COULD RESULT IN INCREASED LOAN LOSSES; (6) CHANGES IN LEGAL AND REGULATORY REQUIREMENTS; (7) CHANGES IN TECHNOLOGY; AND (8) OTHER FACTORS
DESCRIBED IN THIS AND OTHER BANCORP REPORTS AND STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON BANCORP'S FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. BANCORP DOES NOT INTEND TO UPDATE ITS FORWARD-LOOKING STATEMENTS.


HIGHLIGHTS

     Centennial Bancorp reported net income of $14.2 million, or $.62 per basic share, for the year ended December 31, 2000. This represented a 17.3% increase in net income, as compared to $12.1 million, or $.53 per basic share, in 1999. Net income in 1999 represented a 5.9% increase from 1998 net income of $11.4 million, or $.51 per basic share. The return on average assets was 1.77% in 2000 compared to 1.91% in 1999 and 2.18% in 1998. The increased earnings for 2000 and 1999 primarily reflect increased net interest income due to the expansion of Bancorp's interest-earning assets each year.

     At December 31, 2000, total assets increased $126.2 million to $853.0 million. This increase represented a 17.4% increase over total assets at December 31, 1999. Earning assets at December 31, 2000 represented 91.9% of total assets, which was an increase from December 31, 1999 when earning assets were 90.6% of total assets.

     2000 was a year of continuing expansion and growth for Bancorp. At December 31, 2000, the Bank operated 20 banking offices: four in Eugene; one each in Springfield, Cottage Grove and Salem; and 13 in the Portland/Vancouver area, including five limited-service retirement center branches and the new full-service Mill Plain Office in Vancouver which opened during February 2000. During February 2001, the Bank opened a new limited-service branch in the Mary's Woods retirement community near Lake Oswego, Oregon. In addition, early in the second quarter of 2001, the Bank plans to significantly enhance customer service capabilities with the introduction of internet-based banking services.

     At December 31, 2000, the Bank also operated six commercial lending offices with one each in Eugene and Salem, and four in the Portland/Vancouver area, including the Clackamas and Vancouver locations, which opened during 2000.

     At December 31, 2000, Centennial Mortgage Co. ("Mortgage Co.") operated five offices including two in Portland, two in Eugene and a new office in downtown Salem, which opened in July 2000.


NET INTEREST INCOME

     For most financial institutions, including Bancorp, the primary component of earnings is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on deposits and borrowings. Changes in net interest income relate to changes in "volume," "spread" and "margin." Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. Margin refers to net interest income divided by average interest-earning assets and is influenced by the amount and relative mix of interest-earning assets and interest-bearing liabilities. During 2000, 1999 and 1998, Bancorp's average interest-earning assets were $737 million, $578 million and $483 million, respectively. During these same years, Bancorp's net interest margin was 6.84%, 7.15% and 7.22%, respectively.



     AVERAGE BALANCES AND AVERAGE RATES EARNED AND PAID

     The following table sets forth for 2000, 1999 and 1998 information with regard to average balances of assets and liabilities, as well as total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant average yields or rates, net interest income, net interest spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities for Bancorp.


Year ended December 31,                             2000                             1999                         1998
                                      -------------------------------  ------------------------------  ----------------------------
                                                  Interest   Average              Interest   Average              Interest  Average
                                       Average   income or  yield or    Average   income or  yield or  Average    income or yield or
                                      balance(1)  expense     rates    balance(1)  expense     rates   balance(1)  expense   rates
                                      ---------- ---------   -------   ---------- ---------  -------   ---------- ---------  -------
Assets:                                                                      (Dollars in thousands)
Interest-bearing deposits with banks    $    106  $      8    7.55%    $    104   $      8     7.69%   $    264    $    14     5.30%
Investment securities-- taxable           36,699     2,268    6.18       41,954      2,612     6.23      48,554      3,096     6.38
Investment securities-- non-taxable(2)    27,569     2,197    7.97       28,155      2,172     7.71      33,508      2,574     7.68
Federal funds sold                           971        61    6.28        5,937        280     4.72      13,253        691     5.21
Loans and loans held for sale(3)         671,877    74,848   11.14      502,272     54,134    10.78     387,914     44,348    11.43
                                        --------   -------             --------    -------             --------    -------
      Total interest-earning
           assets/interest income (2)    737,222    79,382   10.77      578,422     59,206    10.24     483,493     50,723    10.49
Allowance for loan losses                 (7,657)                        (5,399)                         (3,882)
Cash and due from banks                   34,969                         31,440                          28,351
Premises and equipment, net               15,652                         13,993                          11,407
Other assets                              20,146                         16,547                           5,848
                                        --------                       --------                         -------
      Total assets                      $800,332                       $635,003                        $525,217
                                        ========                       ========                        ========
Liabilities and shareholders' equity:
Savings and interest-bearing demand
 deposits                                300,119    11,045    3.68     $260,240      7,865     3.02    $211,896      6,889     3.25
Time deposits                            233,335    13,772    5.90      167,702      8,597     5.13     145,387      8,185     5.63
Short-term borrowings                     63,690     4,164    6.54       26,356      1,405     5.33      10,016        489     4.88
Long-term debt                                 -         -                    -          -                5,945        273     4.59
                                         -------   -------             --------     ------            ---------     ------
      Total interest-bearing
           liabilities/interest expense  597,144    28,981    4.85      454,298     17,867     3.93     373,244     15,836     4.24
Demand deposits                          115,545                        106,317                          90,166
Other liabilities                          4,836                          4,948                           5,095
                                        --------                       --------                        --------
      Total liabilities                  717,525                        565,563                         468,505
Shareholders' equity                      82,807                         69,440                          56,712
                                        --------   -------             --------    -------             --------    -------
      Total liabilities and
           shareholders' equity         $800,332                       $635,003                        $525,217
                                        ========                       ========                        ========
Net interest income(2)                             $50,401                         $41,339                         $34,887
                                                   =======                         =======                         =======
Net interest spread(2)                                        5.92%                            6.31%                           6.25%
                                                              =====                            =====                           =====
Net interest margin(2)                                        6.84%                            7.15%                           7.22%
Net interest income to average
 shareholders' equity (2)                            60.87%                          59.53%                          61.52%
Average interest-earning assets to
      average interest-bearing
      liabilities                            123%                           127%                            130%



(1)   Average balances are based on daily averages.
(2) Average  yield on  non-taxable  securities,  interest  income,  net interest income,  net interest  spread,  net interest margin and net interest  income to average  shareholders' equity have been computed on a 34% tax-equivalent  basis.
(3) Nonaccrual  loans have been included in the computation of average loans and loans held for sale. Loan fees recognized  during the period and included in the yield calculation totaled $6,963,575 in 2000,  $7,282,948 in 1999 and $6,855,866 in 1998.


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

                                                                   2000 vs. 1999                            1999 vs. 1998
                                                                     Change in                                  Change in
                                                             net interest income due to                net interest income due to
                                                        ------------------------------------       ---------------------------------

                                                         Volume        Rate        Total            Volume        Rate       Total
                                                        --------      ------      -------          --------      ------     -------
                                                                                     (In thousands)
Interest income:
         Balances due from banks                        $     -      $    -       $    -           $   (10)    $     4        $ (6)
         Investment securities-- taxable                   (326)        (18)        (344)             (416)        (68)       (484)
         Investment securities-- non-taxable                (46)         71           25              (412)         10        (402)
         Federal funds sold                                (273)         54         (219)             (363)        (48)       (411)
         Loans and loans held for sale                   18,587       2,127       20,714            12,700       2,914)      9,786
                                                        -------      ------       ------            ------      ------       -----

               Total interest income                     17,942       2,234       20,176            11,499      (3,016)      8,483


Interest expense:
         Deposits:
               Savings and interest-bearing demand        1,336       1,844        3,180             1,516        (540)        976

               Time                                       3,619       1,556        5,175             1,200        (788)        412
         Short-term borrowings                            2,216         543        2,759               834          82         916
         Long-term debt                                       -           -            -              (273)          -        (273)
                                                        -------     -------       ------            ------      ------      ------
               Total interest expense                     7,171       3,943       11,114             3,277      (1,246)      2,031
                                                        -------     -------       ------            ------      ------      ------


Net interest income                                     $10,771     $(1,709)      $9,062            $8,222     $(1,770)     $6,452
                                                        =======     =======       ======            ======     =======      ======



RESULTS OF OPERATIONS-- YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     NET INTEREST INCOME

     As a result of volume increases, Bancorp's net interest income increased to $50.4 million, on a tax-equivalent basis, in 2000 as compared to $41.3 million in 1999 and $34.9 million in 1998. During 2000, average interest-earning assets increased to $737 million as compared to average interest-earning assets of $578 million in 1999 and $483 million in 1998. At the same time, average interest-bearing liabilities increased to $597 million in 2000 from $454 million in 1999 and $373 million in 1998.

     The average yield earned on interest-earning assets increased by .53% (53 basis points) in 2000 and decreased by .25% in 1999, while the average rates paid on interest-bearing liabilities increased by .92% in 2000 and decreased by
 .31% in 1999. Net interest margin for 2000 decreased .31% to 6.84% from 7.15% in 1999, primarily due to a .39% decrease in net interest spread to 5.92% in 2000 from 6.31% in 1999. Net interest spread for 1999 increased to 6.31% from 6.25% in 1998 due to more loans, relative to securities investments, in the asset mix. However, 1999 net interest margin decreased to 7.15% from 7.22% in 1998, primarily due to lower loan yields.

     During 2000, Bancorp supported continuing strong loan growth with increased deposits, which mainly resulted from continuing business expansion, the maturing of newer branches and aggressive marketing. In addition, deposit growth, along with operating cash flow, allowed reduced dependence on short-term borrowings. During 1999, loan growth, a major branch acquisition and substantial fixed-asset purchases were supported by increased deposits, short-term borrowing, partial investment portfolio liquidation and operating cash flow.

     Bancorp experienced rising interest rates during 2000 and 1999 as compared to declining rates in 1998. Bancorp's current rate-sensitive asset and liability portfolio mix has an interest-rate profile that should enhance earnings in a rising rate environment but would be a detriment to earnings if interest rates fall. See "Quantitative and Qualitative Disclosures about Market Risk" below.

     A substantial portion of Bancorp's earning assets consists of commercial and residential construction loans. Recognizing the risks associated with construction lending, management has established a detailed approval process for construction lines of credit and maintains a continuous review of construction in progress to monitor loan activity. Interest rate increases could adversely affect the demand for construction loans and the repayment of those loans from the sale or cash flow of completed properties.

     PROVISION FOR LOAN LOSSES

     Management's policy is to maintain an adequate allowance for loan losses. In 2000, Bancorp charged a $3.8 million loan loss provision to income, as compared to $2.3 million in 1999 and $1.5 million in 1998. The larger loan loss provisions in 2000 and 1999 primarily reflect the specifically identified and "inherent" risks of Bancorp's growing loan totals. In 2000, loan charge-offs, net of recoveries, were $814,000, as compared to loan charge-offs, net of recoveries, of $586,000 in 1999 and $398,000 in 1998.

     Bancorp's allowance for loan losses was $9.2 million at December 31, 2000, as compared to $6.2 million and $4.5 million at December 31, 1999 and December 31, 1998, respectively. The ratio of the allowance for loan losses to total nonperforming loans was 118%, 225% and 91% at December 31, 2000, 1999 and 1998, respectively. The decrease in the allowance ratio at December 31, 2000 was mainly the result of increased nonaccrual totals, which were concentrated in loans to two borrowers. These loans were real-estate secured and in the process of liquidation. The increase in the allowance ratio at December 31, 1999 was primarily due to the substantial liquidation of loans to one borrower during 1999.

     Bancorp's impaired loans totaled $15.4 million at December 31, 2000, as compared to $5.8 million at December 31, 1999 and $5.2 million at December 31, 1998. The 2000 increase was concentrated in the nonaccrual accounts discussed above and three other accruing accounts involving issues for which action plans specific to each borrower were developed. Management anticipates the satisfactory disposition of these accounts during 2001 with no related material adverse effects on Bancorp's operating results.

     Management attributes the relatively low levels of loans charged off, net of recoveries, during 2000, 1999 and 1998 to favorable economic conditions and effective credit risk management policies, procedures and practices. Management continues its efforts to collect amounts previously charged off.

     NONINTEREST INCOME

     Noninterest income increased $240,000 to $3.8 million in 2000 as compared to 1999 and decreased $656,000 to $3.5 million in 1999 as compared to 1998. The 2000 increase resulted from significantly higher other income, which was partially offset by lower gains on sales of loans. The decrease in 1999 was due to lower gains recognized on sales of loans and securities.

     Other noninterest income increased $436,00 to $1.2 million in 2000 as compared to 1999, substantially because of a $227,000, or 220%, increase in merchant services income, which resulted from a strategic focus to develop this revenue source.

     Gains on sales of loans decreased $254,000 in 2000 as compared to 1999 and $757,000 in 1999 as compared to 1998, mainly due to lower volumes of residential mortgage loans originated through the Mortgage Co. that are subsequently sold to third-party investors. Mortgage loan volumes were adversely affected both years by interest rate increases.

     Bancorp recognized decreased gains on sales of securities of $301,000 during 1999 as compared to 1998. Although the volume of securities sold in 1999 was substantially higher than in 1998, 1999 gains on sales were limited by unfavorable interest rate trends.

     NONINTEREST EXPENSE

     Noninterest expense increased $3.9 million to $26.7 million in 2000 as compared to 1999, and increased $3.5 million to $22.8 million in 1999 as compared to 1998. The increases both years were primarily attributable to increased staffing and facilities expenses.

     Salaries and employee benefits expenses increased $2.3 million to $16.6 million in 2000 as compared to 1999, and increased $1.5 million to $14.3 million in 1999 as compared to 1998. These increases were primarily the result of Bancorp's growth and rising per-employee costs.

     Premises and equipment expense increased $760,000 to $4.1 million in 2000 as compared to 1999 and $672,000 to $3.3 million in 1999 as compared to 1998. The increases were primarily due to the new Bank and Mortgage Co. offices opened during 2000 and 1999.

     Data processing expenses increased $20,000 to $685,000 in 2000 as compared to 1999 and $413,000 to $666,000 in 1999 as compared to 1998. The majority of the large 1999 increase reflected the outsourcing of the Bank's item processing. The increase was more than offset by internal staffing and equipment expense savings.

     Other noninterest expense increases in 2000 and 1999 were primarily the result of business expansion.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is the risk of loss to future earnings ("earnings"), which may result from changes in market prices and rates. Bancorp's primary market risk exposure is the interest rate risk associated with the Bank's investing, lending, deposit and borrowing activities. Other types of market risk, such as foreign currency exchange rate risk and commodity price risk, do not materially affect or are not part of Bancorp's normal business activities. Interest rate risk is the risk that changes in interest rates will adversely affect earnings. The risk of loss to earnings in a given period develops when the degree and timing of rate changes varies among rate-sensitive assets and liabilities.

      Management actively monitors and manages the Bank's interest rate risk with the overall objective of achieving satisfactory and consistent profitability while maintaining interest rate sensitivity within formal policy guidelines established by the Board of Directors. The Asset and Liability Committee of the Board of Directors of the Bank reviews interest-sensitivity reports and related matters quarterly or more often if needed. All significant interest rate risk issues including policy exceptions are presented to the Bank's Board of Directors for review.

      The Bank's risk of loss to earnings is measured using a system initially developed and implemented during 1999, which is computer based. During the year 2000, the system was further developed and significantly modified to enhance the measurement process and improve reporting quality. An income simulation model is used to determine earnings sensitivity by applying +/-2% rate changes to one-year earnings projections. Like all income simulation models, the Bank's model is very assumption dependent. The earnings projections involve numerous assumptions including, but not limited to, those concerning future portfolio growth and mix, interest rates, market and economic trends, and customer behavior. The application of rate changes also involves many assumptions about the basic components of interest rate risk. Although management believes all assumptions and estimates used are reasonable, actual results may vary substantially.

      The following table summarizes the Bank's after-tax earnings sensitivity as of December 31, 2000:

       Interest Rate Change                        Change in Net Income
                -2%                                     $-2,866,000
                +2%                                      +1,547,000

      Comparable information for 1999 was not available since the Bank was not using the current methodology at that time. At December 31, 1999, the model was used to measure earnings sensitivity by applying +/-1% and +/-2% rate changes (annualized) to six-month earnings projections. The following table summarizes the Bank's six-month earnings sensitivity as of December 31, 1999:

       Interest Rate Change                        Change in Net Income
                -2%                                       $-513,000
                -1%                                        -261,000
                +1%                                        +194,000
                +2%                                        +390,000

      The following table summarizes the Bank's six-month earnings sensitivity as of December 31, 2000 using the prior methodology:

       Interest Rate Change                        Change in Net Income
                -2%                                       $-640,000
                -1%                                        -312,000
                +1%                                        +248,000
                +2%                                        +491,000

      Because of uncertainties about customer behavior, refinance activity, absolute and relative loan and deposit pricing levels, competitor pricing and market behavior, product volumes and mix, and other unexpected changes in economic events affecting movements and volatility in market rates, there can be no assurance that simulation results are reliable indicators of interest rate risk under such conditions.


PROVISION FOR INCOME TAXES

      Bancorp's provision for income taxes was $8.7 million in 2000, $6.9 million in 1999 and $5.9 million in 1998. Bancorp's effective tax rates for financial reporting were 38.0% in 2000, 36.4% in 1999 and 34.1% in 1998. The effective tax rate varies from federal statutory rates primarily because of nontaxable interest income and state income taxes. See Note 11 to the Consolidated Financial Statements.


LIQUIDITY AND SOURCES OF FUNDS

      Bancorp's primary sources of funds are customer deposits, short-term borrowings, loan repayments, sales and repayments of investment securities, sales of loans and operating cash flow. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments, which are influenced by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors, are not. Bancorp's primary uses of funds include new loan advances, customer deposit withdrawals and capital expenditures.

      Bancorp's deposits increased to $696 million at December 31, 2000 from $573 million at December 31, 1999 and $484 million at December 31, 1998, while net loans and loans held for sale increased to $705 million at December 31, 2000 from $594 million at December 31, 1999 and $428 million at December 31, 1998.

      The Bank maintains, on an unsecured basis, federal funds lines with correspondent banks as a backup source of temporary liquidity. At December 31, 2000, the Bank had federal funds lines totaling $44.0 million ($30.0 million at December 31, 1999) with $9.0 million outstanding ($19.6 million outstanding at December 31, 1999).

      The Bank additionally maintains a cash management credit facility with the Federal Home Loan Bank of Seattle ("FHLB"). The credit facility is based on the Bank's holdings of specified housing-finance-related assets, and is limited to 10% of the Bank's total assets, measured on a quarterly basis. At December 31, 2000, the Bank had a $57.0 million credit facility with the FHLB ($51.7 million at December 31, 1999) with $46.5 million outstanding at December 31, 2000 ($46.7 million outstanding at December 31, 1999). The increase in the Bank's credit facility at December 31, 2000 from the level at December 31, 1999 was due to the Bank's increase in specified housing-finance-related assets during 2000. The credit facility is secured by the FHLB stock owned by the Bank and by all its other assets.

      The Bank also has a $35.0 million secured discount window line of credit with the Federal Reserve Bank of San Francisco, which was fully available at December 31, 2000.

      Management anticipates that Bancorp will continue to rely on the primary liquidity sources previously discussed. Although deposit balances have shown historical growth, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. Borrowings may be used on a short-term basis to compensate for reductions in other sources of funds. Borrowings may also be used on a longer-term basis to support expanded lending activities and to match the maturity or repricing intervals of assets. FHLB advances and federal funds purchased will probably continue as Bancorp's main sources of borrowed funds.

      In January 2000, Bancorp's Board of Directors authorized the repurchase of up to an aggregate of 5% of Bancorp's then outstanding common stock over a two-year period. The repurchase program was authorized in response to the investment opportunity created by a perceived market under-valuation of Bancorp stock. During 2000, Bancorp repurchased 59,715 shares of common stock at a cost of approximately $490,000.


CAPITAL RESOURCES

      Total shareholders' equity increased to $90.2 million at December 31, 2000 from $74.3 million and $63.7 million at December 31, 1999 and 1998, respectively. Total shareholders' equity increased during 2000 due to net income, unrealized gains on available-for-sale securities and stock option exercises. Bancorp shareholders' equity (Tier 1 capital) was 9.9% of average assets in 2000 as compared to 9.7% in 1999. The Bank's shareholder equity (Tier 1 capital) was 9.1% of average assets in 2000 as compared to 8.7% in 1999.

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


MARKET FOR COMMON STOCK

      Bancorp's Common Stock is quoted on the Nasdaq National Market under the symbol "CEBC."

      The following table sets forth the high and low bid prices for the Common Stock on the Nasdaq National Market for the last two years:
                                                      High             Low
                                                     ------           -----

      Year ended December 31, 2000:
           First quarter                              $9.42           $6.89
           Second quarter                              8.72            6.38
           Third quarter                               7.71            5.23
           Fourth quarter                              8.64            5.26

      Year ended December 31, 1999:
           First quarter                             $13.12           $9.37
           Second quarter                             10.73            7.68
           Third quarter                              11.15            8.56
           Fourth quarter                              9.35            7.67

      At January 31, 2001, Bancorp had 22,904,234 shares of Common Stock outstanding held by 1,198 shareholders of record.

      Bancorp has never declared or paid cash dividends to shareholders and has no intention to do so in the foreseeable future.



QUARTERLY FINANCIAL DATA
(In thousands, except per-share amounts)

                                     First             Second              Third              Fourth
    2000                            Quarter            Quarter            Quarter             Quarter             Total
---------------                     -------            -------            -------             -------            -------
Interest income                     $17,887            $19,606            $20,538             $20,604            $78,635
Interest expense                      6,130              6,884              7,778               8,189             28,981
                                    -------            -------            -------             -------            -------
Net interest income                  11,757             12,722             12,760              12,415             49,654

Loan loss provision                     750                750              1,050               1,250              3,800
Net gains on sales of
    securities                            -                  -                  -                 268                268
Income before income taxes            5,241              5,451              6,049               6,165             22,906
Net income                            3,255              3,381              3,744               3,823             14,203
Earnings per share:
    Basic                           $   .14            $   .15            $   .16             $   .17            $   .62
    Diluted                         $   .14            $   .15            $   .16             $   .16            $   .61

    1999
---------------
Interest income                     $12,894            $13,939            $15,274             $16,361            $58,468
Interest expense                      3,833              4,237              4,670               5,128             17,868
                                    -------            -------            -------             -------            -------
Net interest income                   9,061              9,702             10,604              11,233             40,600

Loan loss provision                     500                600                600                 600              2,300
Net gains on sales of
    securities                          166                133                  -                   -                299
Income before income taxes            4,595              4,744              4,981               4,706             19,026
Net income                            2,960              3,045              3,102               3,000             12,107
Earnings per share:
    Basic                           $   .13            $   .13            $   .13             $   .14            $   .53
    Diluted                         $   .13            $   .13            $   .13             $   .13            $   .52



                                       44


SELECTED FINANCIAL DATA

The following table sets forth selected  financial data of Bancorp (in thousands of dollars, except per-share amounts).

                                                 2000             1999              1998             1997             1996
                                              --------         --------          --------         --------         --------

Interest income                               $ 78,635         $ 58,468          $ 49,849         $ 40,104         $ 32,058
Interest expense                                28,981           17,868            15,837           13,566           11,368
                                              --------         --------          --------         --------         --------
Net interest income                             49,654           40,600            34,012           26,538           20,690
Loan loss provision                              3,800            2,300             1,500            1,250              735
Net income                                      14,203           12,107            11,435            9,303            6,514
Total assets                                   852,975          726,738           572,050          492,573          407,186
Total deposits                                 696,494          573,041           483,866          419,282          339,955
Short-term borrowings                           59,634           74,554            20,600            7,716           12,316
Long-term debt                                       -                -                 -           10,000           10,000
Shareholders' equity                            90,183           74,329            63,717           51,810           41,346

Earnings per common share:
     Basic                                    $    .62          $   .53          $    .51         $    .42         $    .34
     Diluted                                       .61              .52               .49              .40              .30



                                       45